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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on October 16, 2020.

Registration No. 333-249224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GATOS SILVER, INC.†
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code Number)	27-2654848 (I.R.S. Employer Identification Number)

8400 E. Crescent Parkway, Suite 600
Greenwood Village, CO 80111
(303) 784-5350
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant's Principal Executive Offices)

Stephen Orr
Chief Executive Officer and Director
Sunshine Silver Mining & Refining Corporation
8400 E. Crescent Parkway, Suite 600
Greenwood Village, CO 80111
(303) 784-5350
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Richard D. Truesdell, Jr. Derek Dostal Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Michael J. Zeidel Ryan J. Dzierniejko Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒ Emerging growth company ☒

           If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Aggregate Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)

Common Stock, par value $0.001 per share	21,562,500	$9.00	$194,062,500	$21,173

(1)
Includes 2,812,500 shares of common stock which the underwriters have the right to purchase pursuant to their over-allotment option.

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3)
Includes the offering price of the 2,812,500 shares of common stock which the underwriters have the right to purchase pursuant to their over-allotment option.

(4)
Of this amount, filing fees in the amount of $10,910 were previously paid.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

†
Immediately prior to the completion of the offering to which this Registration Statement relates, we intend to undertake a reorganization and to change our name from Sunshine Silver Mining & Refining Corporation to Gatos Silver, Inc.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 16, 2020

PRELIMINARY PROSPECTUS

18,750,000 SHARES

GATOS SILVER, INC.

COMMON STOCK

        We are selling 18,750,000 shares of common stock to the underwriters in a firm commitment offering.

        Prior to this offering, there has been no public market for our common stock. We currently estimate that the initial public offering price will be between $7.00 and $9.00 per share. We have applied to list our common stock on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") under the symbol "GATO."

        The underwriters have an option to purchase a maximum of 2,812,500 additional shares of common stock from us to cover over-allotments. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") and will therefore be subject to reduced reporting requirements.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 29 of this prospectus.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to us	$	$

(1)
See "Underwriting and Plan of Distribution" for a description of compensation to be paid to the underwriters.

        Delivery of the shares of common stock will be made on or about                    , 2020 through the book-entry facilities of The Depositary Trust Company.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

BMO Capital Markets	Goldman Sachs & Co. LLC	RBC Capital Markets

Canaccord Genuity Corp.	CIBC Capital Markets

The date of this prospectus is                                    , 2020.

        We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance and make no representation as to the reliability of, any other information that others may give you. We are offering to sell and are seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

ABOUT THIS PROSPECTUS

        Immediately prior to the closing of this offering, we intend to effect a reorganization (the "Reorganization") in which (i) Silver Opportunity Partners LLC ("SOP") will become a wholly owned subsidiary of a newly created Delaware corporation named Silver Opportunity Partners Corporation ("SOP Corporation"), (ii) at an initial public offering price of $8.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, each share of our common stock outstanding

i

immediately prior to the Reorganization will be exchanged for (A) approximately 0.40617 shares of our common stock (subject to rounding to eliminate fractional shares) and (B) approximately 0.09383 shares of common stock of SOP Corporation (subject to rounding to eliminate fractional shares) and (iii) we will change our name from Sunshine Silver Mining & Refining Corporation to Gatos Silver, Inc. The foregoing exchange ratios are indicative based on an assumed initial public offering price of $8.00 per share. The final exchange ratios will vary based on the actual initial public offering price, as follows: (i) at an initial public offering price of $7.00 per share, each share of our common stock outstanding immediately prior to the Reorganization would be exchanged for (A) approximately 0.39406 shares of our common stock (subject to rounding to eliminate fractional shares) and (B) approximately 0.10594 shares of common stock of SOP Corporation (subject to rounding to eliminate fractional shares) and (ii) at an initial public offering price of $9.00 per share, each share of our common stock outstanding immediately prior to the Reorganization would be exchanged for (A) approximately 0.41583 shares of our common stock (subject to rounding to eliminate fractional shares) and (B) approximately 0.08417 shares of common stock of SOP Corporation (subject to rounding to eliminate fractional shares). SOP currently holds our interest in the Sunshine Complex, which is located in the Coeur d'Alene Mining District in Idaho and is comprised of the Sunshine Mine and the Sunshine Big Creek Refinery. Through the Reorganization, we expect to distribute all of our equity interest in SOP to our shareholders immediately prior to the completion of this offering. See "Prospectus Summary—Corporate Information and Reorganization." As used in this prospectus, SOP refers to (i) SOP prior to the Reorganization and (ii) SOP Corporation from and after the Reorganization. Unless otherwise indicated, all information in this prospectus assumes the completion of the Reorganization and an initial public offering price of $8.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus.

        Where information relates to our company before the Reorganization and where the context otherwise requires, the "Company," "SSMRC," "we," "us" and "our" refer to Sunshine Silver Mining & Refining Corporation and its consolidated subsidiaries, and, unless the context otherwise requires, to its affiliate entities, Minera Plata Real S. de R.L. de C.V. ("MPR"), Operaciones San Jose de Plata S. de R.L. de C.V. ("OSJ") and Servicios San Jose de Plata S. de R.L. de C.V. ("SSJ"). We also refer to these entities collectively as the "Los Gatos Joint Venture" or "LGJV" where applicable. Where information relates to our company following the Reorganization and where the context otherwise requires, "Gatos," the "Company," "we," "us" and "our" refer to Gatos Silver, Inc. and its consolidated subsidiaries, and, unless the context otherwise requires, to its affiliate entities that are part of the Los Gatos Joint Venture. We own approximately 51.5% of the LGJV. Despite owning the majority interest in the LGJV, we do not exercise control over the LGJV due to certain provisions contained in the Unanimous Omnibus Partner Agreement (as defined herein) that currently require unanimous partner approval of all major operating decisions (such as certain approvals, the creation of security interests on property, any initial public offering of the joint venture, and litigation settlements). We intend to exercise our right to repurchase an 18.5% interest in the LGJV from Dowa, increasing our ownership to approximately 70.0%. Following this increase in our ownership interest in the LGJV, we will continue to not exercise control over the LGJV due to the provisions contained in the Unanimous Omnibus Partner Agreement that currently require unanimous partner approval of all major operating decisions. See "Business—The Los Gatos District—Unanimous Omnibus Partner Agreement."

MARKET AND INDUSTRY DATA AND FORECASTS

        This prospectus includes market and industry data and forecasts that we have developed from independent research reports, publicly available information, various industry publications, other published industry sources or our internal data and estimates. Independent research reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and

ii

completeness of such information. Although we believe that the publications and reports are reliable, neither we nor the underwriters have independently verified the data. Our internal data, estimates and forecasts are based on information obtained from trade and business organizations and other contacts in the markets in which we operate and our management's understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by any independent sources.

NOTICE REGARDING MINERAL DISCLOSURE

        In October 2018, the Securities and Exchange Commission (the "SEC") adopted amendments to its current disclosure rules to modernize the mineral property disclosure requirements for mining registrants. The amendments include the adoption of a new subpart 1300 of Regulation S-K, which will govern disclosure for mining registrants (the "SEC Mining Modernization Rules"). The SEC Mining Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in the SEC's Industry Guide 7 and better align disclosure with international industry and regulatory practices, including the Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects ("NI 43-101"). Although compliance with the SEC Mining Modernization Rules is not required until January 1, 2021, we have chosen to voluntarily comply with the SEC Mining Modernization Rules in this prospectus.

        The technical report summary for our material properties, the Los Gatos District and the Cerro Los Gatos Mine, has been prepared in accordance with the SEC Mining Modernization Rules and NI 43-101 and is included as Exhibit 96.1 to the registration statement of which this prospectus forms a part.

        "Inferred mineral resources" are subject to uncertainty as to their existence and as to their economic and legal feasibility. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because we have elected to voluntarily comply with the SEC Mining Modernization Rules, the mineral property disclosure included in this prospectus may not be comparable to similar information provided by other issuers that have not elected to early adopt such rules. For the meanings of certain technical terms used in this prospectus, see "Glossary of Technical Terms."

iii

PROSPECTUS SUMMARY

        This summary highlights the more detailed information and financial data and statements contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the "Risk Factors" section and our consolidated financial statements and related notes included elsewhere in this prospectus.

        As used herein, references to the "Los Gatos Technical Report" are to the "NI 43-101 Technical Report: Los Gatos Project, Chihuahua, Mexico," prepared by Tetra Tech Inc. ("Tetra Tech"), dated July 1, 2020, which was prepared in accordance with the requirements of the SEC Mining Modernization Rules and NI 43-101. The Los Gatos Technical Report is filed as Exhibit 96.1 to the registration statement of which this prospectus forms a part. The mineral resource estimates contained in the Los Gatos Technical Report have an effective date of September 6, 2019 and have not been updated since that time. The mineral reserve estimates and the economic analysis contained in the Los Gatos Technical Report have an effective date of July 1, 2020 and have not been updated since that time and exclude 655,746 tonnes of material that has been mined through June 30, 2020. See "Business—The Los Gatos District."

  As used herein, references to "$" or "dollars" are to United States dollars.

        All mineral reserves and mineral resources contained herein for the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit are presented on both a 100% basis as well as on a 51.5% basis to reflect our current ownership interest in the LGJV.

Our Company

        We are a U.S.-based precious metals production, development and exploration company with the objective of becoming a premier silver producer. We are currently focused on the production and continued development of the Cerro Los Gatos Mine and the further exploration and development of the Los Gatos District:

  •
  The Cerro Los Gatos Mine, located within the Los Gatos District, Chihuahua, Mexico, consists of a 2,500 tpd polymetallic mine and processing facility that commenced production on September 1, 2019. For the year ended December 31, 2019, at the Cerro Los Gatos Mine, 357,342 tonnes were mined and 269,853 tonnes were processed at average grades of 229 g/t silver, 0.52 g/t gold, 1.97% lead and 3.03% zinc, with metallurgical recovery of 82.1% silver, 63.5% gold, 83.4% lead and 72.3% zinc, and 7,188 tonnes of lead concentrate were produced at average grades of 5,774 g/t silver, 10.9 g/t gold, 56.3% lead and 12.6% zinc, with metallurgical recovery of 67.3% silver, 55.2% gold, 76.0% lead and 11.1% zinc, and 9,320 tonnes of zinc concentrate were produced at average grades of 978 g/t silver, 1.26 g/t gold, 4.2% lead and 53.7% zinc, with metallurgical recovery of 14.8% silver, 8.3% gold, 7.4% lead and 61.2% zinc. For the six-months ended June 30, 2020, at the Cerro Los Gatos Mine, 288,882 tonnes were mined and 298,331 tonnes were processed at average grades of 195 g/t silver, 0.44 g/t gold, 2.22% lead and 3.41% zinc, with metallurgical recovery of 82.2% silver, 61.8% gold, 85.1% lead and 72.4% zinc, and 8,732 tonnes of lead concentrate were produced at average grades of 4,668 g/t silver, 8.1 g/t gold, 60.8% lead and 9.3% zinc, with metallurgical recovery of 70.1% silver, 54.6% gold, 80.0% lead and 8.0% zinc, and 11,915 tonnes of zinc concentrate were produced at average grades of 591 g/t silver, 0.79 g/t gold, 2.8% lead and 55.0% zinc, with metallurgical recovery of 12.1% silver, 7.3% gold, 5.1% lead and 64.4% zinc. The Los Gatos Technical Report, which has an effective date of July 1, 2020, estimates that the deposit contains 9.6 million diluted tonnes of proven and probable mineral reserves (or 5.0 million diluted tonnes of proven and probable mineral reserves on a 51.5% basis), with 6.4 million diluted tonnes of proven mineral reserves (or 3.3 million diluted tonnes of proven mineral reserves on a 51.5%

    basis) and 3.3 million diluted tonnes of probable mineral reserves (or 1.7 million diluted tonnes of probable mineral reserves on a 51.5% basis). Average proven and probable mineral reserve grades are 306 g/t silver, 0.35 g/t gold, 2.76% lead and 5.65% zinc.

  •
  The Los Gatos District, located in Chihuahua, Mexico, is located approximately 120 kilometers south of Chihuahua City and is comprised of a 103,087-hectare land position, constituting a new mining district. The Los Gatos District consists of 14 mineralized zones, which include three identified silver-lead-zinc deposits that contain mineral resources—the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit—as well as 11 additional high-priority targets defined by high-grade drill intersections and over 150 kilometers of outcropping quartz and calcite veins. The area is characterized by predominant silver-lead-zinc epithermal mineralization. On September 1, 2019, the LGJV commenced production at the Cerro Los Gatos Mine. A core component of the LGJV's business plan is to explore the highly prospective, underexplored Los Gatos District with the objective of identifying additional mineral deposits that can be mined and processed, possibly utilizing the Cerro Los Gatos Mine plant infrastructure.

        Prior to our initial acquisition of exploration concession rights in April 2006, very limited historical prospecting and exploration activities had been conducted in the Los Gatos District. We were able to acquire concessions covering approximately 103,087 hectares and, through our exploration, discovered a virgin silver region containing high-grade epithermal vein-style mineralization throughout the Los Gatos District concession package.

        In 2008, we negotiated surface access rights with local ranch owners and obtained the necessary environmental permits for drilling and road construction. Through 2015, we purchased all the surface lands required for the Cerro Los Gatos Mine development. Environmental baseline data collection began in May 2010 and was completed in 2016 and approved in 2017 to prepare for the development of future environmental studies required for the Cerro Los Gatos Mine. In 2014, we partnered with Dowa Metals and Mining Co., Ltd. ("Dowa"), which manufactures and distributes metals products and owns Japan's largest zinc refinery, to finance and develop the Cerro Los Gatos Mine and to pursue exploration in the Los Gatos District. We and Dowa formed a Mexico-incorporated co-owned operating company, MPR, which owns certain surface and mineral rights associated with the Los Gatos District. In connection with the formation of the LGJV, we entered into the Unanimous Omnibus Partner Agreement with Dowa, MPR, OSJ, SSJ and Los Gatos Luxembourg S.a.r.l. on January 1, 2015 (as amended on April 10, 2017, June 30, 2017, March 10, 2018, May 20, 2019, April 29, 2020, May 25, 2020 and June 16, 2020, the "Unanimous Omnibus Partner Agreement"), which governs our and Dowa's respective rights over the LGJV. We own approximately 51.5% of the LGJV, with Dowa owning the remainder. Despite owning the majority interest in the LGJV, we do not exercise control over the LGJV due to certain provisions contained in the Unanimous Omnibus Partner Agreement that currently require unanimous partner approval of all major operating decisions (such as certain approvals, the creation of security interests on property, any initial public offering of the joint venture, and litigation settlements). We intend to exercise our right to repurchase an 18.5% interest in the LGJV from Dowa, increasing our ownership to approximately 70.0%. Following this increase in our ownership interest in the LGJV, we will continue to not exercise control over the LGJV due to the provisions contained in the Unanimous Omnibus Partner Agreement that currently require unanimous partner approval of all major operating decisions. See "Business—The Los Gatos District—Unanimous Omnibus Partner Agreement."

        We believe that we have strong support from the local community, with over 130 employees from the local community working across multiple areas involving the continued underground development, construction of the surface facilities and operation of the Cerro Los Gatos Mine. Over 99% of the approximate 540 employees at the Cerro Los Gatos Mine hail from Mexico, highlighting our commitment to the local workforce.

        Our primary areas of focus have been constructing and commissioning the Cerro Los Gatos Mine and defining and expanding the mineral resources associated with the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit. As of July 1, 2020, 739 exploration drill holes have been completed in the Los Gatos District, totaling 259,060 meters. The Los Gatos Technical Report estimates that the Cerro Los Gatos Mine contains 10.4 million tonnes of measured and indicated resources (or 5.4 million tonnes of measured and indicated resources on a 51.5% basis) inclusive of mineral reserves, at average grades of 269 g/t silver, 2.7% lead, 5.5% zinc, 0.34 g/t gold and 0.11% copper, or 3.5 million tonnes of measured and indicated resources (or 1.8 million tonnes of measured and indicated resources on a 51.5% basis) exclusive of mineral reserves, at average grades of 154 g/t silver, 2.2% lead, 4.3% zinc and 0.29 g/t gold, and 3.7 million tonnes of inferred resources (or 1.9 million tonnes of inferred resources on a 51.5% basis), at average grades of 107 g/t silver, 2.8% lead, 4.0% zinc and 0.28 g/t gold. The mineral resource estimates for the Cerro Los Gatos Mine have an effective date of September 6, 2019 and have not been updated since that time. The mineral resource estimates contained in the Los Gatos Technical Report are presented on an undiluted basis without adjustment for mining recovery.

        The Los Gatos Technical Report estimates that the Esther deposit contains 0.46 million tonnes of indicated resources (or 0.24 million tonnes of indicated resources on a 51.5% basis) at average grades of 133 g/t silver, 0.04 g/t gold, 0.02% copper, 0.70% lead and 2.10% zinc, and 2.29 million tonnes of inferred resources (or 1.18 million tonnes of inferred resources on a 51.5% basis) at average grades of 98 g/t silver, 0.12 g/t gold, 0.05% copper, 1.60% lead and 3.00% zinc; and the Amapola deposit contains 0.25 million tonnes of indicated resources (or 0.13 million tonnes of indicated resources on a 51.5% basis) at average grades of 135 g/t silver, 0.10 g/t gold, 0.02% copper, 0.10% lead and 0.30% zinc, and 3.44 million tonnes of inferred resources (or 1.77 million tonnes of inferred resources on a 51.5% basis) at average grades of 140 g/t silver, 0.10 g/t gold, 0.03% copper, 0.20% lead and 0.30% zinc. The mineral resource estimates for the Esther and Amapola deposits have an effective date of December 21, 2012 and have not been updated since that time. The mineral resource estimates contained in the Los Gatos Technical Report are presented on an undiluted basis without adjustment for mining recovery.

        Since the acquisition of the Los Gatos District concession package, we, Dowa and the LGJV have invested approximately $500 million in the development of the Cerro Los Gatos Mine. The Cerro Los Gatos Mine is currently in production. The first lead concentrate was shipped on September 3, 2019, and the first zinc concentrate was shipped on September 4, 2019. We anticipate increasing production to the designed 2,500 tpd rate by the end of the first quarter of 2021.

        Our objectives at the Cerro Los Gatos Mine are to, among other things:

  •
  optimize the recently commissioned plant facilities and increase production to the designed 2,500 tpd rate;

  •
  produce and sell concentrate material containing zinc, lead, silver and gold metals to smelting facilities in Japan, Mexico and other locations;

  •
  initiate a feasibility study, prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, on expanding the production rate from 2,500 to 3,000 tpd; and

  •
  perform additional in-fill and step-out drilling to further define mineral resources at the Cerro Los Gatos Mine.

        Our objectives at the Los Gatos District are to, among other things:

  •
  perform additional in-fill and expansion drilling to further define and expand mineralization at the Esther and Amapola deposits;

  •
  conduct social, environmental and technical work on the property with the objective of completing a scoping study on the Esther and Amapola deposits;

  •
  expand the exploration drilling program on the Esther deposit, the Amapola deposit and the other 11 mineralized zones within the Los Gatos District; and

  •
  continue to expand the LGJV's interest in prospective mineral and surface rights.

        See "Business—Our Company—Our Principal Projects."

Silver Industry Overview

Overview

        Silver deposits occur naturally in their solid metallic state and are commonly associated with deposits of gold, copper, lead and zinc as a secondary metal. Silver is a precious metal and is widely used in the manufacturing of jewelry and silverware and as an investment. Silver is distinct from other precious metals in that it is both used in industrial applications and as an investment asset.

        Silver has a number of distinctive physical and chemical properties that make it an essential component in numerous industrial applications, including its strength, malleability, conductivity and ductility, its sensitivity to and high reflectance of light and its ability to endure extreme temperature ranges. These properties restrict its substitution in most applications. Silver is one of the world's best conductors of electricity and is used in electronic components of common items such as solar panel photovoltaic cells, computers, televisions and cell phones.

        Silver has also been used as a medium of exchange since earliest recorded history. While it is no longer widely used as circulating currency, silver is still widely sought by investors for its store of value attributes. In particular, silver is viewed as an attractive hedge against a decrease in the value of currency and inflation during times of economic uncertainty.

Demand

        The three principal drivers of silver demand are industrial applications, consumer use and investment. According to The Silver Institute's World Silver Survey 2020, demand for industrial applications is mainly driven by electrical and electronics uses, which accounted for 58.3% of industrial demand and 30.0% of total demand in 2019. Jewelry accounted for 20.3% of total demand and net physical investment represented 18.8% of total demand.

        Silver demand grew 0.4% in 2019 to a three-year high of 991.8 million ounces, from 988.3 million ounces the previous year, driven by a 12.3% surge in demand for net physical investment. This was offset by declines in silverware and other industrials. Silver remains difficult to substitute in many areas, and outside of a dip in 2009, demand for industrial applications has remained broadly flat since 2007.

There was healthy photovoltaic demand in 2019, with support from structural changes in demand, such as vehicle electrification.

World Physical Silver Demand in 2019 (%)

Source: The Silver Institute, World Silver Survey 2020

Supply

        Silver supply is primarily driven by mined silver production, which, according to The Silver Institute's World Silver Survey 2020, accounted for 81.7% of supply in 2019. Recycling largely accounted for the remainder of silver supply. Global silver supply increased 0.6% year-over-year in 2019 to 1,023 million ounces compared to 1,016.8 million ounces in 2018.

        Mine silver output in 2019 declined for the fourth consecutive year, falling 1.3% to 836.5 million ounces from 847.8 million ounces in 2018. These recent production declines follow 13 consecutive years of growth. The decrease in silver supply was largely driven by lower grades at primary silver mines, lower silver production from copper mines and losses from production disruptions. In Peru, Compañía de Minas Buenaventura's Uchucchacua Mine saw silver production decrease from a 27% decline in grades and experienced a 21-day strike; Hochschild Mining's Arcata Mine was placed into care and maintenance early in the year; and declining silver grades were a factor at large primary copper mines. In Mexico, Fresnillo plc achieved lower grades at several of its mines; First Majestic Silver Corp.'s San Martin Mine and Endeavour Silver's El Cubo Mine were placed on care and maintenance; and blockades resulted in Newmont Corporation's Peñasquito Mino being suspended for 90 days.

Pricing and Outlook

        A combination of a slightly higher demand and a slightly higher supply in 2019 compared to 2018 resulted in a surplus of 31.3 million ounces, or 3.1% of silver demand, according to The Silver Institute's World Silver Survey 2020. Net investment in exchange traded products of 81.7 million ounces helped to propel the net silver balance to a 50 million ounce deficit, or approximately 5% of demand.

        In 2019, the average London Bullion Market Association ("LBMA") silver price increased 3.4% year-over-year to $16.21/oz. In 2019, the price of silver reached a high of $19.31/oz, a low of $14.38/oz and ended the year at $18.05/oz. The largest contributor to silver price movements is believed to be the ongoing trade dispute between the U.S. and China, which has had the impact of strengthening the U.S. dollar and weighing on the price of silver and other precious metals. The U.S. Federal Reserve took a dovish stance through 2019, as it lowered the federal funds rate three times.

        The price of silver rallied strongly to multi-year highs in September 2020. As of September 30, 2020, the LBMA silver price has increased 31% compared to the year-end 2019 price. The recent silver price appreciation is believed to have been driven by accommodative monetary policy, aggressive stimulus measures and accelerating investment demand in the midst of the COVID-19 pandemic, as well as disrupted production and a recovery in industrial consumption. These factors have enhanced silver's appeal to investors seeking a hedge against inflation, a decrease in the value of the U.S. dollar and general economic and geopolitical uncertainty. Trading volumes at futures and options exchanges have increased significantly, and exchange-traded products ("ETPs") inflows have been strong. As of September 30, 2020, silver has a long-term research analyst average consensus price outlook of $20.00/oz.

        See "Silver Industry Overview."

Key Investment Highlights

High Quality and Long Life Assets

        Once fully operational, the Cerro Los Gatos Mine is expected to generate average life-of-mine ("LOM") unlevered, after-tax free cash flow of approximately $76 million per year on a 100% basis (or approximately $39 million per year on a 51.5% basis). Projected attributable net revenue and unlevered free cash flow, as set forth in the Los Gatos Technical Report, are presented below:

Projected Net Revenue (in millions)

Projected Unlevered Free Cash Flow (in millions)

Net revenue is defined as net smelter return (revenue per tonne mined less the sum of concentrate refining, treatment and transportation costs per tonne mined), less royalties. Unlevered cash flow is defined as unlevered operating cash flow less capital expenditures and changes in working capital. See also Section 22 of the Los Gatos Technical Report. The Los Gatos Technical Report has an effective date of July 1, 2020. The mineral resource estimates contained in the Los Gatos Technical Report have an effective date of September 6, 2019. The mineral reserve estimates and the economic analysis contained in the Los Gatos Technical Report have an effective date of July 1, 2020 and exclude 655,746 tonnes of material that has been mined through June 30, 2020. For a discussion of the mineral resource estimates and mineral reserve estimates contained in the Los Gatos Technical Report, see "Business—The Los Gatos District—Mineral Resource Estimates—Cerro Los Gatos Mine, Esther and Amapola Deposits" and "Business—The Los Gatos District—Mineral Reserve Estimates—Cerro Los Gatos Mine." For a

discussion of the assumed capital and operating costs in the Los Gatos Technical Report, see "Business—The Los Gatos District—Capital and Operating Costs." This information does not constitute guidance and you should not rely on it as an estimate or forecast of future performance. The Cerro Los Gatos net revenue and unlevered free cash flow are shown on a 51.5% ownership basis to reflect our current ownership interest in the LGJV. The 18.5% option represents our right to repurchase an 18.5% interest in the LGJV from Dowa. See "Business—Business Strategy." The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Inferred mineral resources are subject to uncertainty as to their existence and as to their economic legal feasibility.

Cerro Los Gatos Mine Successfully Commissioned with Significant Near-Term Production Growth

        The Cerro Los Gatos Mine is currently in production, with final construction completed in the second quarter of 2019. Commissioning was successful, having achieved a number of key milestones, including:

  •
  fully commissioned the run-of-mine stockpile;

  •
  fully commissioned the ore conveyance system;

  •
  fully commissioned the grinding circuit and flotation circuit;

  •
  fully commissioned the concentrate and tailings thickeners;

  •
  completed the storage and concentrate loadout area;

  •
  fully commissioned the tailings storage facility;

  •
  transitioned to the Mexican national power grid;

  •
  shipped the first lead and zinc concentrates;

  •
  successfully commissioned the first of three vertical column flotation cells to further reduce fluorine in the concentrates;

  •
  successfully recommissioned the mine after a 45-day temporary suspension of activities due to the COVID-19 pandemic; and

  •
  nationally recognized as a socially responsible company in Mexico.

Aerial View of the Cerro Los Gatos Mine

Concentrate production is currently achieving quality specifications and expected grades. The Cerro Los Gatos Mine is expected to produce, on average, 12.2 million payable silver equivalent ounces annually through the existing mine life (or 6.3 million payable silver equivalent ounces annually on a 51.5% basis), with an attractive, low-cost all-in sustaining cost ("AISC") profile. In addition to the goal of achieving the plant's 2,500 tpd design capacity, we intend to use a portion of the proceeds from this offering to complete a feasibility study, prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, to expand the Cerro Los Gatos Mine production rate to 3,000 tpd. If feasible, we expect the LGJV to complete the expansion within the next three to four years.

        The below graphs show our estimated payable silver equivalent production levels at the Cerro Los Gatos Mine in the coming years:

2020—2031 Cerro Los Gatos Mine Payable AgEq Production Estimate (Moz) and AISC ($/oz AgEq) on a 100% Basis

2020—2031 Cerro Los Gatos Mine Payable AgEq Production Estimate (Moz) and AISC ($/oz AgEq) on a 51.5% Basis

Payable silver equivalent calculated using feasibility study LOM average prices of $18.99/oz silver, $1,472/oz gold, $0.87/lb lead and $1.09/lb zinc. AISC calculated as sum of total operating costs, treatment and refining charges, penalties, transportation and freight, royalties and capital costs for each year. See Section 22 of the Los Gatos Technical Report. The Los Gatos Technical Report has an effective date of July 1, 2020. The mineral resource estimates contained in the Los Gatos Technical Report have an effective date of September 6, 2019. The mineral reserve estimates and the economic analysis contained in the Los Gatos

Technical Report have an effective date of July 1, 2020 and exclude 655,746 tonnes of material that has been mined through June 30, 2020. For a discussion of the mineral resource estimates and mineral reserve estimates contained in the Los Gatos Technical Report, see "Business—The Los Gatos District—Mineral Resource Estimates—Cerro Los Gatos Mine, Esther and Amapola Deposits" and "Business—The Los Gatos District—Mineral Reserve Estimates—Cerro Los Gatos Mine." For a discussion of the assumed capital and operating costs in the Los Gatos Technical Report, see "Business—The Los Gatos District—Capital and Operating Costs." Based on production to date, we believe that the Cerro Los Gatos Mine has the potential to produce up to 7.2 million ounces of silver equivalent on a 100% basis (3.7 million ounces of silver equivalent on a 51.5% basis) in fiscal year 2020.

        Estimated mineral reserves at the Cerro Los Gatos Mine are summarized below:

Cerro Los Gatos Mineral Reserve Estimates as of the Effective Date of the Los Gatos Technical Report

Zone	Category	Tonnes (millions; 100% basis)	Tonnes (millions; 51.5% basis)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Northwest Zone	Proven	2.6	1.3	359	0.43	3.09	5.88
	Probable	0.5	0.3	333	0.34	2.86	5.88
Central Zone	Proven	3.8	1.9	314	0.31	2.55	5.32
	Probable	1.8	0.9	299	0.44	2.32	5.82
Southeast Zone	Proven	0.0	0.0	148	0.16	3.69	7.23
	Probable	0.6	0.3	148	0.16	3.69	7.23
Southeast Zone Block 2	Probable	0.4	0.2	118	0.17	3.11	4.16
Total (Proven)		6.4	3.3	332	0.36	2.77	5.55
Total (Probable)		3.3	1.7	254	0.34	2.74	5.86
Total (Proven & Probable)		9.6	5.0	306	0.35	2.76	5.65

Reserves based on a $75 Net Smelter Return ("NSR") cut-off value. NSR is defined as revenue per tonne mined less the sum of concentrate refining, treatment and transportation costs per tonne mined. The mineral reserve estimates for the Cerro Los Gatos Mine reflect diluted grades with adjustment for metallurgical recovery. The mineral reserve estimates contained in the Los Gatos Technical Report have an effective date of July 1, 2020 and exclude 655,746 tonnes of material that has been mined through June 30, 2020. Mineral reserve estimates and mineral resource estimates contained in the Los Gatos Technical Report have different effective dates and are based on different dilution and recovery factors and cut-off grades. For a discussion of the mineral reserve estimates contained in the Los Gatos Technical Report, see "Business—The Los Gatos District—Mineral Reserve Estimates—Cerro Los Gatos Mine."

        Estimated mineral resources at the Cerro Los Gatos Mine are summarized below:

Cerro Los Gatos Mine Mineral Resource Estimates Inclusive of Mineral Reserves as of the Effective Date of the Los Gatos Technical Report

Category	Tonnes (millions; 100% basis)	Tonnes (millions; 51.5% basis)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)
Measured	5.8	3.0	324	0.39	2.9	5.8	0.11
Indicated	4.6	2.4	202	0.28	2.5	5.2	0.11
Measured & Indicated	10.4	5.4	269	0.34	2.7	5.5	0.11
Inferred	3.7	1.9	107	0.28	2.8	4.0	0.14

Based on a cut-off grade of 150 grams silver equivalent/tonne at assumed metal prices of $18.00/toz silver, $0.92/lb lead and $1.01/lb zinc; gold was not considered in silver equivalent calculation. The mineral resource estimates contained in the Los Gatos Technical Report have an effective date of September 6, 2019. The mineral resource estimates contained in the Los Gatos Technical Report are presented on an undiluted basis without adjustment for mining recovery. Mineral reserve estimates and mineral resource estimates contained in the Los Gatos Technical Report have different effective dates and are based on different dilution and recovery factors and cut-off grades. For a discussion of the mineral resource estimates contained in the Los Gatos Technical Report, see "Business—The Los Gatos District—Mineral Resource Estimates—Cerro Los Gatos Mine, Esther and Amapola Deposits."

Cerro Los Gatos Mine Mineral Resource Estimates Exclusive of Mineral Reserves as of the Effective Date of the Los Gatos Technical Report

Category	Tonnes (million; 100% basis)	Tonnes (million; 51.5% basis)	AgEq (g/t)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Measured	1.3	0.7	442	181	0.39	2.4	4.5
Indicated	2.2	1.1	368	139	0.23	2.1	4.2
Measured & Indicated	3.5	1.8	395	154	0.29	2.2	4.3
Inferred	3.7	1.9	361	107	0.28	2.8	4.0

Resources based on a cut-off grade of 150 grams silver equivalent/tonne at assumed metal prices of $18.00/toz silver, $0.92/lb lead and $1.01/lb zinc; gold was not considered in silver equivalent calculation. The mineral resource estimates contained in the Los Gatos Technical Report have an effective date of September 6, 2019. The mineral resource estimates contained in the Los Gatos Technical Report are presented on an undiluted basis without adjustment for mining recovery. Reserves based on a $75 NSR cut -off value. NSR is defined as revenue per tonne mined less the sum of concentrate refining, treatment and transportation costs per tonne mined. The mineral reserve estimates for the Cerro Los Gatos Mine reflect diluted grades with adjustment for metallurgical recovery. The mineral reserve estimates contained in the Los Gatos Technical Report have an effective date of July 1, 2020 and exclude 655,746 tonnes of material that has been mined through June 30, 2020. Mineral reserve estimates and mineral resource estimates contained in the Los Gatos Technical Report have different effective dates and are based on different dilution and recovery factors and cut-off grades. For a discussion of the mineral resource estimates contained in the Los Gatos Technical Report, see "Business—The Los Gatos District—Mineral Resource Estimates—Cerro Los Gatos Mine, Esther and Amapola Deposits."

        The economic analysis contained in the Los Gatos Technical Report is presented on an unlevered, post-tax, present value basis and has an effective date of July 1, 2020. The results of the economic analysis are summarized below:

Economic Analysis Results

Mine Life	years	11
Ore Tonnage	kt	9,618

		Life-of-Mine Payable Production		Avg. Annual Payable Production
	Average Grade
			(51.5% basis)		(51.5% basis)
	Processed	(100% basis)		(100% basis)
Production Statistics
Silver	305 g/t	72.0 Moz	37.1 Moz	6.5 Moz	3.4 Moz
Zinc	5.7%	679 Mlb	350 Mlb	62 Mlb	32 Mlb
Lead	2.8%	442 Mlb	228 Mlb	40 Mlb	21 Mlb
Gold	0.35 g/t	45.5 Koz	23.4 Koz	4.1 Koz	2.1 Koz
Silver Equivalent	642 g/t	134.7 Moz	69.4 Moz	12.2 Moz	6.3 Moz
Life-of-Mine Cost Metrics
Total Sustaining Capital Costs	$ millions	$267
Operating Costs	$/t-milled	$83.58
TC / RC, Penalties and Freight Costs	$/mt	$51.90
Royalties	$/mt	$1.50
Life-of-Mine By-Product Costs
AISC	$/oz Ag	$5.47
Life-of-Mine Co-Product Costs
AISC	$/oz AgEq	$11.77
Project Economics
NPV (post-tax; 5.0%)	$ millions	$653

Silver equivalent and by-product credits calculated using LOM average prices of $18.99/oz silver, $1,472/oz gold, $0.87/lb lead and $1.09/lb zinc. The economic analysis contained in the Los Gatos Technical Report has an effective date of July 1, 2020 and excludes 655,746 tonnes of material that has been mined through June 30, 2020. For a discussion of the mineral resource estimates and mineral reserve estimates contained in the Los Gatos Technical Report, see "Business—The Los Gatos District—Mineral Resource Estimates—Cerro Los Gatos Mine, Esther and Amapola Deposits" and "Business—The Los Gatos District—Mineral Reserve Estimates—Cerro Los Gatos Mine." For a discussion of the assumed capital and operating costs in the Los Gatos Technical Report, see "Business—The Los Gatos District—Capital and Operating Costs."

Cerro Los Gatos Mine Unlevered Free Cash Flow Profile on a 100% Basis (in millions)

Cerro Los Gatos Mine Unlevered Free Cash Flow Profile on a 51.5% Basis (in millions)

See Section 22 of the Los Gatos Technical Report. The economic analysis contained in the Los Gatos Technical Report has an effective date of July 1, 2020 and excludes 655,746 tonnes of material that has been mined through June 30, 2020. For a discussion of the mineral resource estimates and mineral reserve estimates contained in the Los Gatos Technical Report, see "Business—The Los Gatos District—Mineral Resource Estimates—Cerro Los Gatos Mine, Esther and Amapola Deposits" and "Business—The Los Gatos District—Mineral Reserve Estimates—Cerro Los Gatos Mine." For a discussion of the assumed capital and operating costs in the Los Gatos Technical Report, see "Business—The Los Gatos District—Capital and Operating Costs."

Additional Resource Growth Potential from Exploration of the Los Gatos District

        In addition to the significant existing resources at the Cerro Los Gatos Mine, the Los Gatos District also contains the Esther and Amapola deposits and 11 other mineralized zones. With control of the concessions, the ability to develop the entire 103,087-hectare land position and more than 85% of the land position yet to be explored, we expect that we will stand to benefit from mineralization beyond those already identified in the 14 mineralized zones, which include the Cerro Los Gatos Mine, the

Esther deposit and the Amapola deposit. The mineral resource estimates for the Esther and Amapola deposits are set forth below:

Esther and Amapola Deposit Mineral Resource Estimates as of the Effective Date of the Los Gatos Technical Report

	Category	Tonnes (millions; 100% basis)	Tonnes (millions; 51.5% basis)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)
Esther Deposit	Indicated	0.46	0.24	133	0.04	0.70	2.10	0.02
	Inferred	2.29	1.18	98	0.12	1.60	3.00	0.05
Amapola Deposit	Indicated	0.25	0.13	135	0.10	0.10	0.30	0.02
	Inferred	3.44	1.77	140	0.10	0.20	0.30	0.03

Based on a cut-off grade of 100 grams silver equivalent/tonne using metal prices of $22.30/toz silver, $0.97/lb lead, and $0.91/lb zinc. The mineral resource estimates for the Esther and Amapola deposits have an effective date of December 21, 2012. The mineral resource estimates contained in the Los Gatos Technical Report are presented on an undiluted basis without adjustment for mining recovery. Mineral reserve estimates and mineral resource estimates contained in the Los Gatos Technical Report have different effective dates and are based on different dilution and recovery factors and cut-off grades. For a discussion of the mineral resource estimates contained in the Los Gatos Technical Report, see "Business—The Los Gatos District—Mineral Resource Estimates—Cerro Los Gatos Mine, Esther and Amapola Deposits."

Assets Located in Geopolitically Safe and Established Mining Regions

        The Los Gatos District is located in one of the world's premier silver mining regions: the Mexican Silver Belt, which was the world's largest silver producing region in 2019. Based on a survey published in 2019 by the Fraser Institute, an independent research organization, Mexico is highly ranked among silver mining jurisdictions worldwide in terms of the attractiveness of investment. Mexico also has a long history of successful mineral development and operations, which we believe makes it a desirable jurisdiction in which to conduct mining operations due to stable political, tax and regulatory policies.

        Mexico is the largest producer of silver in the world, in addition to being a top-10 producer of gold, lead and zinc, among other major commodities. According to the 2019 Fraser Institute survey, Mexico ranks ahead of many countries in terms of investment attractiveness for mining, but behind certain areas in the U.S., Canada and Australia. In the mining sector, foreign ownership of Mexican companies is not subject to significant restrictions. The Mexican government is focused on improving infrastructure, primarily in the power grid and road networks.

Mine Site Exploration Potential Provides Opportunity for Significant Resource Conversion Beyond Existing Mine Plan

        We believe that our properties have significant exploration upside with numerous opportunities to define additional mineral resources through continued exploration.

Los Gatos District

        The Los Gatos District is located in the Mexican Silver Belt, near several other silver assets owned by large public companies. The Mexican Silver Belt has experienced significant exploration success, and the Los Gatos District represents an underexplored property where there has been little historical workings or previous exploration.

        The Los Gatos District contains numerous significant high-grade targets throughout. Previous work done has resulted in a 190% increase in measured and indicated silver equivalent resources from March 2014 to September 2019, with additional exploration planned using proceeds from this offering.

Cerro Los Gatos Mine Measured & Indicated Ore Tonnage (Mt) and Silver Grade (g/t) (100% Basis)

Mineral resource estimates presented include mineral reserves. Based on a cut-off grade of 150 grams silver equivalent/tonne at assumed metal prices of $18.00/toz silver, $0.92/lb lead and $1.01/lb zinc; gold was not considered in silver equivalent calculation. The mineral resource estimates contained in the Los Gatos Technical Report have an effective date of September 6, 2019. The mineral resource estimates contained in the Los Gatos Technical Report are presented on an undiluted basis without adjustment for mining recovery. Mineral reserve estimates and mineral resource estimates contained in the Los Gatos Technical Report have different effective dates and are based on different dilution and recovery factors and cut-off grades. For a discussion of the mineral resource estimates contained in the Los Gatos Technical Report, including mineral resource estimates exclusive of mineral reserves, see "Business—The Los Gatos District—Mineral Resource Estimates—Cerro Los Gatos Mine, Esther and Amapola Deposits."

        The LGJV owns the surface rights to 5,479 hectares covering the Cerro Los Gatos Mine and the Esther and Amapola deposits and the Gavilana (Paula) and San Luis zones, and has been granted mineral concessions for all 103,087 hectares, with 17 contiguous concessions in the Los Gatos District. We have identified 14 mineralized zones within the concessions. Of the 14 mineralized zones, the LGJV has established mineral resource estimates only at the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit and has conducted drilling on only 15 kilometers out of a strike length of over 150 kilometers of quartz veining along the Los Gatos District.

Location of the Cerro Los Gatos District

Mineralized Zones Grade Intercepts

Mineralized Zones	Length (m)	Ag (g/t)	Pb (%)	Zn (%)
Boca de Leon	2.2	90.6	5.0	0.8
Cieneguita	1.3	62.4	5.4	0.9
El Lince	4.0	62.2	0.0	0.1
El Rodeo	0.8	61.5	3.4	4.0
La Paula	4.0	180.0	0.1	0.1
Los Torunos	1.8	34.2	2.6	0.9
Mezcalera	2.0	59.4	0.1	0.1
San Agustin	1.3	148.0	1.2	2.3
San Luis	2.0	271.0	0.3	0.1

The table above does not include Ocelote and Wall-E/Ava zones, as they do not have sufficient drilling.

        The current resources are significant, but we believe that additional resource potential remains in the immediate area. Drill testing of other high-priority targets within the Los Gatos District has been relatively limited given our focus on delineation of reserves at, and construction of, the Cerro Los Gatos Mine. As a result, the highly prospective Los Gatos District remains underexplored. Drilling at the Esther deposit to date has demonstrated good grade continuity along the system and characteristics similar to that identified during preliminary work at the Cerro Los Gatos Mine. Following potentially positive results from infill drilling at the Esther and Amapola deposits, we expect to update the resources and perform a scoping study to determine if these two deposit areas could generate economic production, representing further upside potential for the broader Los Gatos District.

        We expect to perform additional definition drilling to expand the Southeast and Northwest zones of the Cerro Los Gatos Mine and to perform additional drilling to expand the Esther and Amapola deposits, which remain open to extensions at depth. In addition to the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit, we have identified 11 other mineralized zones defined by high-grade drill intersections in the Los Gatos District.

Other Exploration Opportunities

        In addition to the Los Gatos District, we have 100% control of the Santa Valeria property, located in Chihuahua, Mexico, which is comprised of 1,543 hectares and could provide further opportunities for resource growth.

Exposure to Rapidly Improving Silver Fundamentals

        The value of silver is driven by two main factors: first, silver has a number of distinctive physical and chemical properties that make it an essential and difficult-to-substitute component in several industrial applications; and second, in times of economic uncertainty, silver is viewed as an attractive hedge against inflation and a decrease in the value of the U.S. dollar.

        Industrial demand for silver continues to increase, driven by electrical and electronics applications as well as emerging applications such as solar energy, medical applications and water purification, which we believe enhance the strong supply and demand fundamentals of silver. Moreover, investment demand for silver exposure has strengthened, driven in part by accommodative monetary policy, aggressive stimulus measures and an uncertain economic environment in connection with the COVID-19 pandemic. In 2019, the silver market posted a net deficit (including the impact of exchange-traded products) representing approximately 5% of demand.

        Despite this strong investment and industrial demand, the universe of primary silver companies is small, which has created a scarcity of investor options for silver exposure. We believe we represent a highly attractive opportunity for investors to gain exposure to a primary silver company with a world-class asset.

Experienced Management Team and Board of Directors

        We have an experienced and growing management team with a track record of successfully identifying and developing mineral discoveries.

        Stephen Orr, Chief Executive Officer and Director, who joined the Company in 2011, has more than 40 years of experience in the mining industry, including international commercial experience at both executive and operational levels. Previously, Mr. Orr served as president, director and chief executive officer at Ventana Gold Corp., a Vancouver-based mineral exploration and development company, as director and chief executive officer at OceanaGold Corporation ("OceanaGold"), where under his leadership OceanaGold built and commissioned two new mines in New Zealand, as vice president of North American operations and then managing director of Australia and Africa operations at Barrick Gold Corporation and as president and chief executive officer at Homestake Canada Inc. Mr. Orr has notified the Board of Directors that he intends to retire as Chief Executive Officer within one to two years following the completion of this offering. Accordingly, the Board of Directors has initiated efforts to recruit an experienced executive as President, who will work closely with Mr. Orr and be considered to succeed Mr. Orr as Chief Executive Officer. We intend for Mr. Orr to continue to serve on our Board of Directors after his retirement as Chief Executive Officer.

        Roger Johnson, Chief Financial Officer, who joined the Company in 2011, has more than 40 years of experience in financial management in the mining industry. Previously, Mr. Johnson served as vice president and chief accounting officer at Newmont Mining Corporation (now Newmont Corp.), as senior vice president, finance and administration at Pasminco Zinc, Inc., and as vice president, controller at Kennecott Utah Copper LLC and practiced public accounting with Coopers & Lybrand (now PricewaterhouseCoopers LLP).

        Philip Pyle, Vice President of Exploration and Chief Geologist, who joined the Company in 2011, has more than 40 years of experience in the mining industry. Previously, Mr. Pyle served as vice president—exploration at Los Gatos Ltd., as exploration manager at Linear Gold Corp. (now Fortune Bay Corp.), as exploration manager at MIM Exploration Pty Ltd., as exploration manager at BHP Minerals International Exploration Inc. and as a geologist at AMAX Exploration Inc.

        John Kinyon, Vice President of Operations, who joined the Company in 2012, has more than 40 years of U.S. and international operations and construction experience, including experience in various mining positions in the U.S., Canada, Tanzania, Australia, and New Zealand. Previously, Mr. Kinyon served as vice president and general manager at Coeur Mining Inc.'s Kensington Mine in Juneau, Alaska, as vice president of operations at OceanaGold, as general manager at Yukon Zinc Corporation ("Yukon Zinc") and as general manager at Eskay Creek at Barrick Gold Corporation.

        Luis Felipe Huerta, Project Director of the Cerro Los Gatos Mine, who joined the Company in 2015, has more than 25 years of project management experience in the mining industry. Previously, Mr. Huerta served as project manager at Continental Gold Inc., as project manager at Fortuna Silver Mines Inc., and as project superintendent at Compañía Minera Milpo.

        Adam Dubas, Chief Administrative Officer, who joined the Company in 2011, has more than 20 years of experience in financial management. Previously, Mr. Dubas served as our Corporate Controller, as a senior manager at KPMG LLP, where he focused on the energy industry, and as an international financial analyst at Sprint Corporation.

        Our Board of Directors is comprised of senior mining and financial executives who have broad domestic and international experience in mineral exploration, development and mining. Our Board of Directors has been established with individuals who have career backgrounds at notable mining companies. We believe that the specialized skills and knowledge of the management team and of the Board of Directors will significantly enhance our ability to explore and develop the Los Gatos District and to pursue other regional growth opportunities.

        Thomas S. Kaplan, Chairman of the Board of Directors, is chairman and chief executive officer of The Electrum Group LLC, a privately-held global natural resources investment management company. Dr. Kaplan has over 25 years of experience in the resources sector. Dr. Kaplan served as chairman of Leor Exploration & Production LLC, a natural gas exploration and development company, which he founded in 2003 and sold in 2007 to EnCana Corporation. Dr. Kaplan intends to resign from the Board of Directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

        Janice Stairs, Lead Director, was general counsel and corporate secretary at Namibia Critical Metals Inc., general counsel at Endeavour Mining Corporation, and vice president and general counsel at Etruscan Resources Inc. Ms. Stairs has more than 30 years of experience in the resources sector, including service on the board of directors of Gabriel Resources Ltd., Trilogy Metals Inc., and Marathon Gold Corporation. Ms. Stairs will become the Chair of the Board of Directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

        Jeb Burns, Director, is the chief investment officer of the Municipal Employees' Retirement System of Michigan and serves on the investment committee of Western Michigan University Foundation, the board of directors of Pacific Pension & Investment Institute, the board of directors of the Michigan History Foundation, the board of trustees of Mackinac Associates, and the board of directors of Venture Michigan Fund. Mr. Burns has nearly 20 years of investment and asset management experience. Mr. Burns intends to resign from the Board of Directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

        Ali Erfan, Director, is vice chairman of The Electrum Group LLC, a privately-held global natural resources investment management company. Mr. Erfan is a founding board member of Leor Energy. Mr. Erfan has more than 20 years of experience in senior roles in the venture capital and private equity industry.

        Igor Gonzales, Director, is the chief operating officer at Appian Capital Advisory, a leading investment advisor in the metals and mining industry. Mr. Gonzales has more than 30 years of experience in the mining industry.

        Karl Hanneman, Director, is chief executive officer of International Tower Hill Mines, Ltd., where he leads a team advancing a 10-million-ounce gold resource in Alaska through project optimization. Mr. Hanneman has more than 35 years of mining industry management and technical experience as an executive, manager, mining engineer, mine operator and entrepreneur.

        Charles Hansard, Director Nominee, has over 25 years of experience in corporate governance at the board of directors level, including as chairman of African Platinum Plc.

        Igor Levental, Director, is president of The Electrum Group LLC, a privately-held global natural resources investment management company. Mr. Levental has held senior executive positions with major mining companies, including Homestake Mining Company and International Corona Corp. Mr. Levental has more than 30 years of experience across a broad cross-section of the international mining industry.

        David Peat, Director, was vice president and chief financial officer at Frontera Copper Corporation, vice president and global controller at Newmont Mining Corporation and vice president of finance and chief financial officer at Homestake Mining Company. Mr. Peat has more than 30 years of experience in financial leadership in support of mining corporations.

Shareholder Support

        We were founded by The Electrum Group LLC and certain of its affiliates. We refer to The Electrum Group LLC and its affiliates in this prospectus, individually and collectively, as "Electrum." Electrum is an investment advisor whose team has historically focused on making strategic investments in precious metals resources and hydrocarbons. We believe that access to the specialized skills and knowledge within Electrum will significantly enhance our ability to execute our business strategy.

        The Municipal Employees' Retirement System of Michigan ("MERS") is an independent, professional retirement services company that was created to administer the retirement plans for Michigan's local units of government on a not-for-profit basis.

        Following the completion of this offering, Electrum and MERS will beneficially own approximately 47.4% and 11.9% of our outstanding common stock, respectively, after giving effect to (i) the Reorganization, (ii) the issuance of an aggregate of 41,177 shares of common stock to our executive officers in connection with this offering, as described in "Certain Relationships and Related Party Transactions—Grants to Certain Executive Officers in Connection with This Offering," (iii) the conversion of our outstanding convertible notes into an aggregate of 2,373,003 shares of common stock in connection with this offering, and (iv) the issuance and sale of 18,750,000 shares of common stock in this offering, assuming the over-allotment option is not exercised by the underwriters, and Electrum will continue to have a presence on the Board of Directors.

        See "Business—Key Investment Highlights—Shareholder Support."

Business Strategy

        Our business strategy is focused on creating value for stakeholders through the ownership and advancement of two principal projects—the Cerro Los Gatos Mine and the Los Gatos District—and through the pursuit of similarly attractive silver-focused projects. The LGJV commenced production at the Cerro Los Gatos Mine in the third quarter of 2019. We intend to achieve these objectives through the following value-enhancing near-term and long-term initiatives:

  •
  Retire a portion of the Los Gatos Working Capital Facility:  The Los Gatos Working Capital Facility provided by Dowa to the LGJV carries an annual interest rate of LIBOR plus 3%. In addition, we are required to pay an arrangement fee on the borrowing, calculated as 15.0% per annum of 70.0% of the average daily principal amount outstanding during the relevant fiscal quarter. Retiring a portion of the Los Gatos Working Capital Facility will reduce our borrowing costs.

  •
  Repurchase an 18.5% interest in the Los Gatos Joint Venture to increase our ownership to 70.0%: We intend to exercise our right to repurchase an 18.5% interest in the LGJV from Dowa, increasing our ownership to approximately 70.0%. The option expires in June 2021 and represents an attractive investment opportunity that we believe is immediately value-accretive. With increased ownership, we will further benefit from the ramp-up in production at the Cerro Los Gatos Mine, supported by the attractive cash flow generation profile and fully funded nature of the project. In addition to increasing our economic interest in the Cerro Los Gatos Mine, we expect that this repurchase will also provide us with greater exposure to potential upside from additional exploration within the Los Gatos District, in particular the Esther and Amapola deposits. Following this increase in our ownership interest in the LGJV, we will continue to not exercise control over the LGJV due to certain provisions contained in the Unanimous Omnibus Partner Agreement that currently require unanimous partner approval of all major operating decisions (such as certain approvals, the creation of security interests on property, any initial public offering of the joint venture, and litigation settlements). See "Business—The Los Gatos District—Unanimous Omnibus Partner Agreement" for more information.

  •
  Fund near-term LGJV debt service needs:  We intend to fund our pro rata share of near-term debt service costs related to the Dowa Term Loan (as defined herein).

  •
  Complete a feasibility study expanding the Cerro Los Gatos Mine production rate to 3,000 tpd: Our desktop study estimated that a production rate expansion from 2,500 to 3,000 tpd could significantly improve the economics of the Cerro Los Gatos Mine. Given the appealing potential return, we intend to conduct a feasibility study, prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, for the possible Cerro Los Gatos Mine production rate increase.

  •
  Further exploration of the Los Gatos District:  We intend to fund our pro rata share of an exploration program to further define resources in the partially defined Esther deposit to confirm the multiple deposit potential of the Los Gatos District.

        See "Business—Business Strategy."

Recent Developments

Impact of the COVID-19 Pandemic

        In late March 2020, the Mexican government declared a national health emergency due to increasing infection rates from the COVID-19 pandemic. Pursuant to the health emergency declaration,

the Mexican government ordered a temporary suspension of all "non-essential" operations nationwide in Mexico, including mining operations, in order to help combat the spread of COVID-19. In response to the order, the LGJV effected a 45-day temporary suspension of all non-essential activities at the Cerro Los Gatos Mine site, which reduced the number of employees and contractors at the site and the Chihuahua corporate office. During the temporary suspension, the LGJV implemented health protocols, allowed most administrative and technical services employees to work remotely, reduced mining and milling, completed project enhancements and finalized a mine plan upon reactivation of mining activities after the temporary suspension.

        In late May 2020, the Mexican government designated mining an essential service and allowed mines to resume production, subject to deploying COVID-19 prevention protocols. Our existing COVID-19 protocols exceeded those mandated by the Mexican government and, accordingly, the LGJV reactivated mine development and mining in late May 2020 and hired additional employees. Ore processing resumed in early June 2020. In order to maintain social distancing and best practice protocols, public areas, such as the residential camps' cafeterias, limited the number of personnel. Food service periods were extended with employees assigned specific times for meals. Face masks are required in offices and other public areas. Daily working shift times are staggered to limit the number of employees in changing areas and pre-shift work meetings. Two sterilization tunnels have been installed at the main entry gate and at the entrance to the cafeteria. All individuals entering the Cerro Los Gatos Mine site are subject to a rapid test to screen for COVID-19 and, if an individual tests positive on the rapid test and on a secondary molecular test, the individual will be subject to quarantine protocols and removed from the mine site. In the event of an outbreak of COVID-19 on site, we could determine that a full suspension of our operations is necessary for the safety and protection of the workers.

        The COVID-19 pandemic has temporarily affected our financial condition, in part due to the loss of revenue resulting from the 45-day temporary suspension of all non-essential activities at the LGJV's Cerro Los Gatos Mine site and the expenses associated with the development and implementation of COVID-19 protocols. In addition, as the LGJV reactivated mine development and mining, it implemented a scalable optimized plan with a lower employee complement and with reduced average monthly production rate at 1,750 tpd until September 2020, targeting higher ore grades. This may result in higher per tonne mining, processing and sustaining capital costs than previously anticipated. We intend to ramp up to the 2,500 tpd design capacity beginning in September 2020 with the goal of reaching the 2,500 tpd design capacity in January 2021.

        If the Mexican government were to reinstate the suspension order caused by the COVID-19 pandemic, or if all mining activities at the Cerro Los Gatos Mine site were suspended for an undefined period of time, there could be additional costs incurred, production and development delays, cost overruns and operational restart costs. In addition, given that our management travels regularly between Mexico City and the Cerro Los Gatos Mine site, any restrictions on travel within Mexico may adversely affect our management's ability to oversee ongoing mining activities at the Cerro Los Gatos Mine and our ability to achieve our business objectives and milestones. See "Risk Factors—Risks Related to Our Business and Industry—Our business could be adversely affected by the effects of health epidemics, including the recent COVID-19 pandemic, in regions where we conduct our business operations."

Third Quarter 2020 Operational Update

        For the three-months ended September 30, 2020, at the Cerro Los Gatos Mine, 164,510 tonnes were mined and 172,229 tonnes were processed at average grades of 269 g/t silver, 0.43 g/t gold, 2.51% lead and 4.00% zinc, with metallurgical recovery of 85.1% silver, 61.9% gold, 87.3% lead and 73.9% zinc, and 6,097 tonnes of lead concentrate were produced at average grades of 5,726 g/t silver, 6.82 g/t gold, 59.7% lead and 9.7% zinc, with metallurgical recovery of 75.3% silver, 56.3% gold, 84.4% lead and 8.6% zinc, and 7,980 tonnes of zinc concentrate were produced at average grades of 572 g/t silver, 0.52 g/t gold, 1.6% lead and 56.5% zinc, with metallurgical recovery of 9.8% silver, 5.6% gold, 3.0% lead and 65.4% zinc. Considering the ramp-up of mining operations during the period, operating costs for the three months ended September 30, 2020 were in line with management's expectations and trending toward LOM feasibility operating costs.

Risk Factors

        Before you invest in our common stock, you should carefully consider all the information in this prospectus, including matters set forth under the "Risk Factors" section. These risks represent challenges to the successful implementation of our strategy and future profitability of our business. These risks include:

  •
  we have a history of negative operating cash flows and net losses and we may never achieve or sustain profitability;

  •
  we are dependent on two principal projects for our future operations, the Cerro Los Gatos Mine and the Los Gatos District; the Los Gatos District (other than the Cerro Los Gatos Mine) does not currently have proven or probable mineral reserves;

  •
  mineral reserve and mineral resource calculations at the Cerro Los Gatos Mine and the Los Gatos District are only estimates;

  •
  actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations;

  •
  the title to some of the mineral properties may be uncertain or defective, thus risking our investment in such properties;

  •
  the prices of silver, zinc and lead are subject to change and a substantial or extended decline in the prices of silver, zinc or lead could materially and adversely affect our revenues and the value of our mineral properties;

  •
  we may be subject to claims and legal proceedings that could materially and adversely impact our financial position, financial performance and results of operations;

  •
  we have debt and may incur further debt in the future, which could adversely affect our financial health, limit our ability to obtain financing in the future and pursue certain business opportunities and reduce the value of your investment;

  •
  our directors may have conflicts of interest as a result of their relationships with other mining companies;

  •
  our business could be adversely affected by the effects of health epidemics, including the recent COVID-19 pandemic, in regions where we conduct our business operations;

  •
  our success depends on developing and maintaining relationships with local communities and stakeholders;

  •
  the Mexican government, as well as local governments, extensively regulate mining operations, which impose significant actual and potential costs on us, and future regulation could increase those costs, delay receipt of regulatory refunds or limit our ability to produce silver and other metals;

  •
  Electrum, MERS and their respective affiliates will continue to have a substantial degree of influence over us after this offering, which could delay or prevent a change of corporate control or result in the entrenchment of our management and/or Board of Directors;

  •
  our relationship with SOP may strain our senior management resources and could potentially result in conflicts of interest; and

  •
  we are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

Implications of Becoming an Emerging Growth Company

        As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

  •
  we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act");

  •
  we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the "PCAOB") regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

  •
  we are not required to submit certain executive compensation matters to shareholder advisory votes, such as "say-on-pay," "say-on-frequency" and "say-on-golden parachutes"; and

  •
  we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer's compensation to median employee compensation.

        We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a "large accelerated filer," which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act. Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company," which would allow us to take advantage of many of the same exemptions from disclosure requirements including reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.

        We have elected to take advantage of some of the reduced disclosure obligations listed above in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings. In particular, we have elected to adopt the reduced disclosure with respect to our executive compensation disclosure. As a result of this election, the information that we provide to shareholders may be different from that you might get from other public companies.

        The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies. The decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Jumpstart Our Business Startups Act of 2012."

Corporate Information and Reorganization

        We were formed on February 2, 2011, when our predecessor Precious Metals Opportunities LLC, which was formed in December 2009, converted to a Delaware corporation. On March 1, 2011, Los Gatos Ltd. merged with and into us to form Sunshine Silver Mines Corporation. In 2014, we changed our name to Sunshine Silver Mining & Refining Corporation.

        Immediately prior to the closing of this offering, we intend to effect the Reorganization in which (i) SOP will become a wholly owned subsidiary of a newly created Delaware corporation named Silver Opportunity Partners Corporation, (ii) at an initial public offering price of $8.00 per share of common stock, which is the midpoint of the range set forth on the cover page of this prospectus, each share of our common stock outstanding immediately prior to the Reorganization will be exchanged for (A) approximately 0.40617 shares of our common stock (subject to rounding to eliminate fractional shares) and (B) approximately 0.09383 shares of common stock of SOP Corporation (subject to rounding to eliminate fractional shares) and (iii) we will change our name from Sunshine Silver Mining & Refining Corporation to Gatos Silver, Inc. The foregoing exchange ratios are indicative based on an assumed initial public offering price of $8.00 per share. The final exchange ratios will vary based on the actual initial public offering price, as follows: (i) at an initial public offering price of $7.00 per share, each share of our common stock outstanding immediately prior to the Reorganization would be exchanged for (A) approximately 0.39406 shares of our common stock (subject to rounding to eliminate fractional shares) and (B) approximately 0.10594 shares of common stock of SOP Corporation (subject to rounding to eliminate fractional shares) and (ii) at an initial public offering price of $9.00 per share, each share of our common stock outstanding immediately prior to the Reorganization would be exchanged for (A) approximately 0.41583 shares of our common stock (subject to rounding to eliminate fractional shares) and (B) approximately 0.08417 shares of common stock of SOP Corporation (subject to rounding to eliminate fractional shares). SOP currently holds our interest in the Sunshine Complex, which is located in the Coeur d'Alene Mining District in Idaho and is comprised of the Sunshine Mine and the Sunshine Big Creek Refinery. Through the Reorganization, we expect to distribute all of our equity interest in SOP to our shareholders immediately prior to the completion of this offering.

        A chart of our project ownership structure after the Reorganization is set out below.

In this graphic, green rectangles represent legal entities and grey circles depict the mining operations owned by such legal entities.

(1)
Silver Opportunity Partners LLC holds less than 0.01% interest in Minera Luz de Sol, S. de R.L. de C.V. due to requirements of Mexican law.

        Our principal executive office is located at 8400 E. Crescent Parkway, Suite 600, Greenwood Village, CO 80111. Our telephone number is (303) 784-5350.

 THE OFFERING

Common stock offered in firm commitment offering	18,750,000 shares.
Common stock to be outstanding after this offering	53,920,346 shares (or 56,732,846 shares if the underwriters exercise their over-allotment option in full).
Option to purchase additional shares of common stock	2,812,500 shares.
Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $135.2 million, or approximately $156.1 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $8.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to retire a portion of the Los Gatos Working Capital Facility provided by Dowa, exercise our option to repurchase an 18.5% interest in the LGJV to increase our ownership to 70.0%, fund near-term debt service needs, fund a feasibility study for a 3,000 tpd production rate expansion at the Cerro Los Gatos Mine, for Los Gatos District exploration and for working capital and general corporate purposes.

If the net proceeds from this offering exceed $135.2 million, we intend to use up to $15.2 million of the net proceeds to repay our outstanding convertible notes, in which case, such convertible notes will not convert to shares of common stock in connection with this offering.

See "Use of Proceeds."
Voting rights	Holders of our common stock are entitled to one vote per share. See "Description of Capital Stock."
Dividend policy

We have never declared or paid any cash dividends on our capital stock. We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business. See "Dividend Policy."

Risk factors	See "Risk Factors" for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.

Directed share program

At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus, for sale, at the initial public offering price, to our employees and directors and to friends, professional contacts and family members of our employees and directors. If purchased by these persons, these shares will not be subject to a lock-up restriction, except in the case of shares purchased by any director or officer, which will be subject to a 180-day lock-up restriction described under "Underwriting." The number of shares available for sale to the general public will be reduced by the number of reserved shares sold to these individuals. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. See "Underwriting."

Common stock listing	We have applied to list our common stock on the NYSE and the TSX under the symbol "GATO."

        The number of shares of our common stock that will be outstanding after this offering is based on the number of shares of common stock outstanding as of June 30, 2020 after giving effect to the following adjustments, assuming an initial public offering price of $8.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus: (i) the Reorganization, (ii) the issuance of an aggregate of 41,177 shares of common stock to our executive officers in connection with this offering, as described in "Certain Relationships and Related Party Transactions—Grants to Certain Executive Officers in Connection with This Offering," (iii) the conversion of our outstanding convertible notes into an aggregate of 2,373,003 shares of common stock in connection with this offering, and (iv) the issuance and sale of 18,750,000 shares of common stock in this offering. Unless otherwise indicated, all information in this prospectus, including the number of shares that will be outstanding after this offering and other share-related information, excludes:

  •
  4,349,514 shares of common stock issuable upon the exercise of director and employee options outstanding as of June 30, 2020, at a weighted average exercise price of $13.95 per share;

  •
  54,595 shares of common stock issuable upon the exercise of LGJV personnel options outstanding as of June 30, 2020, at a weighted average exercise price of $7.37 per share;

  •
  12,000 shares of common stock issuable upon the exercise of options granted after June 30, 2020, at a weighted average exercise price of $12.00 per share;

  •
  970,000 shares of common stock issuable upon the exercise of options to be granted upon the pricing of this offering, as described under "Executive and Director Compensation—Stock Option Grants," at an exercise price per share equal to the public offering price in this offering;

  •
  182,711 shares of common stock issuable upon the conversion of deferred share units ("DSUs") granted to certain employees and to directors; and

  •
  9,431,180 additional shares of common stock reserved for future issuance under our Amended and Restated Long Term Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the Amended and Restated Long Term Incentive Plan.

        See "Executive and Director Compensation—Stock Option Grants" and "Executive and Director Compensation—Director Compensation." See also "Description of Capital Stock."

        Unless otherwise indicated, all information in this prospectus assumes:

  •
  the Reorganization;

  •
  the filing and effectiveness of our Amended and Restated Certificate of Incorporation, which will occur immediately prior to the completion of this offering;

  •
  an initial public offering price of $8.00 per share of common stock, which is the midpoint of the range set forth on the cover page of this prospectus;

  •
  no exercise of outstanding options and no conversion of DSUs described above;

  •
  the issuance of an aggregate of 41,177 shares of common stock to our executive officers in connection with this offering, as described under "Certain Relationships and Related Party Transactions—Grants to Certain Executive Officers in Connection with This Offering," based on an initial public offering price of $8.00 per share of common stock, which is the midpoint of the range set forth on the cover page of this prospectus;

  •
  the conversion of our outstanding convertible notes into an aggregate of 2,373,003 shares of common stock in connection with this offering, as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Convertible Notes," based on an initial public offering price of $8.00 per share of common stock, which is the midpoint of the range set forth on the cover page of this prospectus;

  •
  no exercise of the option to purchase additional shares of common stock by the underwriters; and

  •
  no purchase of common stock in this offering by directors, officers or existing shareholders.

        The initial public offering price in this offering will determine the number of shares of common stock (i) for which existing shares of common stock will be exchanged in the Reorganization, (ii) to be issued to our executive officers in connection with this offering, as described in "Certain Relationships and Related Party Transactions—Grants to Certain Executive Officers in Connection with This Offering," and (iii) issuable upon the conversion of our outstanding convertible notes in connection with this offering. Unless otherwise indicated, all information in this prospectus assumes an initial public offering price of $8.00 per share of common stock, which is the midpoint of the range set forth on the cover page of this prospectus. For illustrative purposes only, the table below shows the effect of various initial public offering prices on this information:

Assumed Initial Public Offering Price Per Share($)	Exchange Ratios in the Reorganization (Gatos Silver, Inc. / SOP)	Shares to Be Issued to Our Executive Officers	Shares Issuable upon Conversion of Our Outstanding Convertible Notes(1)	Shares Outstanding After this Offering(1)
$7.00	0.39406 / 0.10594	47,061	2,712,004	55,967,141
$8.00	0.40617 / 0.09383	41,177	2,373,003	53,920,346
$9.00	0.41583 / 0.08417	36,602	2,109,336	52,348,181

(1)
If the net proceeds from this offering exceed $135.2 million, we intend to use up to $15.2 million of the net proceeds to repay our outstanding convertible notes, in which case, such convertible notes will not convert to shares of common stock in connection with this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

        We prepared the summary consolidated financial data using our consolidated financial statements for each of the periods presented. The summary consolidated financial data for each fiscal year in the three-year period ended December 31, 2019 was derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The summary consolidated financial data as of and for the six months ended June 30, 2020 and for the six months ended June 30, 2019 was derived from our unaudited interim condensed consolidated financial statements appearing elsewhere in this prospectus. In the opinion of management, such unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. Results as of and for the six months ended June 30, 2020 are not necessarily indicative of results that may be expected for the entire year, and historical results are not necessarily indicative of results that may be expected for any future period. You should read this financial data in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2019	2018	2017	2020	2019
				(unaudited)
	(in thousands, except for share and per share amounts)
Statement of Loss Data:
Expenses:
Exploration	$1,248	$1,709	$1,179	$598	$527
Pre-development	2,318	2,527	2,408	1,048	1,140
General and administrative	4,845	4,396	6,494	3,257	2,689
Amortization	2,370	2,307	2,483	1,203	1,238

Total expenses	10,781	10,939	12,564	6,106	5,594
Dilution loss on affiliates	11,231	—	—	—	11,231
Equity loss in affiliates(1)	12,865	464	160	21,516	311
Net other expense	2,941	264	87	2,343	886

Loss before income taxes	37,818	11,667	12,811	29,965	18,022
Income tax benefit	—	(3)	—	—	—

Net Loss	$37,818	$11,664	$12,811	$29,965	$18,022

Net loss per share	$0.49	$0.16	$0.19	$0.37	$0.24

Weighted average shares outstanding to compute net loss per share	77,934,044	73,941,655	67,507,179	81,011,188	75,050,171
Pro forma net loss per share(2)	$0.57			$0.48

Weighted average shares outstanding to compute pro forma net loss per share(2)	52,818,475			54,068,312

(1)
Represents the 70.0% loss pickup under the equity method of accounting (i) from January 1, 2019 to May 29, 2019 for the year ended December 31, 2019, (ii) from January 1, 2019 to May 29, 2019 for the six months ended June 30, 2019 and (iii) for the years ended December 31, 2018 and 2017. Represents the 51.5% loss pickup under the equity method of accounting for (i) the six months ended June 30, 2020, (ii) from May 30, 2019 to December 31, 2019 for the year ended December 31, 2019 and (iii) from May 30, 2019 to June 30, 2019 for the six months ended June 30, 2019.

(2)
The pro forma information gives effect to the following: (i) the Reorganization, (ii) the issuance of an aggregate of 41,177 shares of common stock to our executive officers in connection with this offering, as described in "Certain Relationships and Related Party Transactions—Grants to Certain Executive Officers in Connection with This Offering," (iii) the conversion of our outstanding convertible notes into an aggregate of 2,373,003 shares of common stock in connection with this offering, (iv) the issuance and sale of 18,750,000 shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (v) the retirement of a portion of the Los Gatos Working Capital Facility and the funding of near-term debt service needs with a portion of the net proceeds of this offering as described in "Use of Proceeds," as if each such event occurred on the first day of the period presented. The pro forma information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $8.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) pro forma net loss per share by $0.01, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. A 1,000,000 share increase (decrease) in the number of shares of common stock offered by us would decrease (increase) pro forma net loss per share by $0.01, assuming the assumed initial public offering price remains the same.

	Year Ended December 31,			Six Months Ended June 30,
	2019	2018	2017	2020	2019
				(unaudited)
	(in thousands)
Cash Flow Data:
Net cash used by operating activities	$(12,295)	$(6,654)	$(8,204)	$(9,537)	$(4,273)
Net cash used by investing activities	(21,905)	(745)	(28,555)	(7,573)	(19,576)
Net cash provided by (used by) financing activities	39,828	(222)	42,678	9,979	25,466

	June 30, 2020
	Actual	Pro Forma(1)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,954	$105,885
Total assets	136,147	241,958
Total liabilities	14,543	12,399
Total shareholders' equity	121,604	229,559

(1)
The pro forma information gives effect to the following: (i) the Reorganization, (ii) the issuance of an aggregate of 41,177 shares of common stock to our executive officers in connection with this offering, as described in "Certain Relationships and Related Party Transactions—Grants to Certain Executive Officers in Connection with This Offering," (iii) the conversion of our outstanding convertible notes into an aggregate of 2,373,003 shares of common stock in connection with this offering, (iv) the issuance and sale of 18,750,000 shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (v) the retirement of a portion of the Los Gatos Working Capital Facility and the funding of near-term debt service needs with a portion of the net proceeds of this offering as described in "Use of Proceeds." The pro forma information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $8.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) pro forma cash and cash equivalents, total assets and total shareholders' equity by $17.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. A 1,000,000 share increase (decrease) in the number of shares of common stock offered by us would increase (decrease) pro forma cash and cash equivalents, total assets and total shareholders' equity by $7.4 million, assuming the assumed initial public offering price remains the same.

RISK FACTORS

        You should carefully consider the following risk factors that may affect our business, future operating results and financial condition, as well as the other information set forth in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely be materially and adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. The risks below are not the only ones we face. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us.

Risks Related to Our Business and Industry

We have a history of negative operating cash flows and net losses and we may never achieve or sustain profitability.

        We have a history of negative operating cash flows and net losses. We expect to continue to incur negative operating cash flows and net losses until such time as one or more of our mineral properties generates sufficient revenues to fund our continuing operations. For the years ended December 31, 2019 and 2018, our net loss was $37.8 million and $11.7 million, respectively, and for the six months ended June 30, 2020 and 2019, our net loss was $30.0 million and $18.0 million, respectively. For the six months ended June 30, 2020, on a pro forma basis after giving effect to (i) the Reorganization, and (ii) the retirement of a portion of the Los Gatos Working Capital Facility and the funding of near-term debt service needs with a portion of the net proceeds of this offering as described in "Use of Proceeds," as if each such event occurred on the first day of the relevant period, our net loss would have been $25.9 million. Given our history of negative operating cash flows and net losses, and potential future negative operating cash flows and net losses, we may use the net proceeds from this offering to fund our continuing operations. See "Use of Proceeds."

        We may never achieve or sustain profitability. The Cerro Los Gatos Mine commenced production on September 1, 2019. To become and remain profitable, we must succeed in generating significant revenues at the Cerro Los Gatos Mine, which will require us to be successful in a range of challenging activities and is subject to numerous risks, including the risk factors set forth in this "Risk Factors" section. In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our revenues, expenses and profitability. Our failure to achieve or sustain profitability would depress our market value, could impair our ability to execute our business plan, raise capital or continue our operations and could cause our shareholders to lose all or part of their investment.

There is substantial doubt about our ability to continue as a going concern.

        Our recurring negative operating cash flows and net losses raise substantial doubt about our ability to continue as a going concern. Our ability to continue operating as a going concern is contingent upon our ability to secure sufficient financing, retire certain existing obligations and/or reduce spending to maintain operations. Based on our planned use of the net proceeds of this offering and our currently available resources, including existing cash and cash equivalents, we estimate that such funds will enable us to fund our projected operating expenses and capital expenditures for at least twelve months from the date of this prospectus. This estimate is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances could cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more than currently expected because of circumstances beyond our control. The financial statements contained elsewhere in this prospectus do not include any adjustments that might result from our inability to continue as a going concern.

We are dependent on two principal projects for our future operations, the Cerro Los Gatos Mine and the Los Gatos District. The Los Gatos District (other than the Cerro Los Gatos Mine) does not currently have proven or probable mineral reserves.

        The Los Gatos District (other than the Cerro Los Gatos Mine) does not have identified proven and probable mineral reserves. Mineral exploration and development involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate, and few properties that are explored are ultimately developed into producing mines. There is no assurance that our mineral exploration programs at the Los Gatos District will establish the presence of any additional proven or probable mineral reserves. The failure to establish additional proven or probable mineral reserves would severely restrict our ability to implement our strategies for long-term growth.

Mineral reserve and mineral resource calculations at the Cerro Los Gatos Mine and the Los Gatos District are only estimates.

        Calculations of mineral reserves at the Cerro Los Gatos Mine and of the mineral resources at the Los Gatos District are only estimates and depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which might prove to be materially inaccurate. There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves and mineral resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurance can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations for the mineral reserves and mineral resources and grades of mineralization on our properties.

        The estimation of mineral reserves and mineral resources is a subjective process that is partially dependent upon the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, statistical analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

        Estimated mineral reserves and mineral resources may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral reserves and mineral resources estimates. The extent to which mineral resources may ultimately be reclassified as mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in volume and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.

        Mineral reserve and mineral resource estimates have been determined and valued based on assumed future metal prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in the market price for silver, lead and zinc may render portions of our mineralization uneconomic and result in reduced reported volume and grades, which in turn could have a material adverse effect on our financial performance, financial position and results of operations.

        In addition, inferred mineral resources have a great amount of uncertainty as to their existence and their economic and legal feasibility. You should not assume that any part of an inferred mineral resource will be upgraded to a higher category or that any of the mineral resources not already classified as mineral reserves will be reclassified as mineral reserves.

Our mineral exploration efforts are highly speculative in nature and may be unsuccessful.

        Mineral exploration is highly speculative in nature, involves many uncertainties and risks and is frequently unsuccessful. It is performed to demonstrate the dimensions, position and mineral characteristics of mineral deposits, estimate mineral resources, assess amenability of the deposit to mining and processing scenarios and estimate potential deposit value. Once mineralization is discovered, it may take a number of years from the initial exploration phases before production is possible, during which time the potential feasibility of the project may change adversely. Substantial expenditures are required to establish additional proven and probable mineral reserves, to determine processes to extract the metals and, if required, to construct mining and processing facilities and obtain the rights to the land and resources required to develop the mining activities.

        Development projects have no operating history upon which to base estimates of proven and probable mineral reserves and estimates of future operating costs. Estimates are, to a large extent, based upon the interpretation of geological data and modeling obtained from drill holes and other sampling techniques, feasibility studies that derive estimates of operating costs based upon anticipated tonnage and grades of material to be mined and processed, the configuration of the deposit, expected recovery rates of metal from the mill feed material, facility and equipment capital and operating costs, anticipated climatic conditions and other factors. As a result, actual operating costs and economic returns based upon development of proven and probable mineral reserves may differ significantly from those originally estimated. Moreover, significant decreases in actual or expected commodity prices may mean mineralization, once found, will be uneconomical to mine.

Our processing ability may be adversely impacted by certain circumstances.

        A number of factors could affect our ability to process the quantities of metals that we recover and our ability to efficiently handle certain quantities of processed materials, including, but not limited to, the presence of oversized material at the crushing stage; material showing breakage characteristics different than those planned; material with grades outside of planned grade range; the presence of deleterious materials in ratios different than expected; material drier or wetter than expected, due to natural or environmental effects; and materials having viscosity or density different than expected.

        The occurrence of one or more of the circumstances described above could affect our ability to process the number of tonnes planned, recover valuable materials, remove deleterious materials, and produce planned quantities of concentrates. In turn, this may result in lower throughput, lower recoveries, increased downtime or some combination of all of the foregoing. While issues of this nature are part of normal operations, there is no assurance that unexpected conditions may not materially and adversely affect our business, results of operations or financial condition.

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations.

        The actual operating costs at the Cerro Los Gatos Mine will depend upon changes in the availability and prices of labor, equipment and infrastructure, variances in ore recovery and mining rates from those assumed in the mining plan, operational risks, changes in governmental regulation, including taxation, environmental, permitting and other regulations and other factors, many of which are beyond our control. Due to any of these or other factors, the operating costs at the Cerro Los Gatos Mine may be significantly higher than those set forth in the Los Gatos Technical Report. As a result of higher capital and operating costs, production and economic returns may differ significantly from those set forth in the Los Gatos Technical Report and there are no assurances that any future development activities will result in profitable mining operations.

Land reclamation and mine closure may be burdensome and costly.

        Land reclamation and mine closure requirements are generally imposed on mineral exploration companies, such as ours, which require us, among other things, to minimize the effects of land disturbance. Such requirements may include controlling the discharge of potentially dangerous effluents from a site and restoring a site's landscape to its pre-exploration form. The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. Therefore, the amount that we are required to spend could be materially higher than current estimates. Any additional amounts required to be spent on reclamation and mine closure may have a material adverse effect on our financial performance, financial position and results of operations and may cause us to alter our operations. In addition, we are required to maintain financial assurances, such as letters of credit, to secure reclamation obligations under certain laws and regulations. The failure to acquire, maintain or renew such financial assurances could subject us to fines and penalties or suspension of our operations. Letters of credit or other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine's operation. Although we include liabilities for estimated reclamation and mine closure costs in our financial statements, it may be necessary to spend more than what is projected to fund required reclamation and mine closure activities.

The development of one or more of our mineral projects that have been, or may in the future be, found to be economically feasible will be subject to all of the risks associated with establishing new mining operations.

        The Los Gatos Technical Report indicates that the Cerro Los Gatos Mine is a profitable silver-zinc-lead project with an estimated 11-year mine life, at modeled metals' prices. If the development of one of our other mineral projects is found to be economically feasible, the development of such projects will require obtaining permits and financing, and the construction and operation of mines, processing plants and related infrastructure. As a result, we will be subject to certain risks associated with establishing new mining operations, including:

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  the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;

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  the availability and cost of skilled labor, mining equipment and principal supplies needed for operations, including explosives, fuels, chemical reagents, water, power, equipment parts and lubricants;

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  the availability and cost of appropriate smelting and refining arrangements;

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  the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

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  the availability of funds to finance construction and development activities;

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  industrial accidents;

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  mine failures, shaft failures or equipment failures;

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  natural phenomena such as inclement weather conditions, floods, droughts, rock slides and seismic activity;

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  unusual or unexpected geological and metallurgical conditions;

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  exchange rate and commodity price fluctuations;

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  high rates of inflation;

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  health pandemics, including the COVID-19 pandemic;

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  potential opposition from non-governmental organizations, environmental groups or local groups, which may delay or prevent development activities; and

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  restrictions or regulations imposed by governmental or regulatory authorities, including with respect to environmental matters.

        The costs, timing and complexities of developing the projects may be greater than anticipated. Cost estimates may increase significantly as more detailed engineering work is completed on a project. It is common in mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, the cost of producing silver-bearing concentrates that are of acceptable quality to smelters may be significantly higher than expected. We may encounter higher than acceptable contaminants in our concentrates such as arsenic, antimony, mercury, copper, iron, selenium or other contaminants that, when present in high concentrations, can result in penalties or outright rejection of the metals concentrates by the smelters or offtakers. For example, due to the high fluorine content at the Cerro Los Gatos Mine, it was necessary to reduce the fluorine content of the concentrate produced at the Cerro Los Gatos Mine by providing additional cleaning stages. Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at the mineral properties.

Our operations involve significant risks and hazards inherent to the mining industry.

        Our operations involve the operation of large machines, heavy mobile equipment and drilling equipment. Hazards such as adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground control problems, cave-ins, changes in the regulatory environment, metallurgical and other processing problems, mechanical equipment failure, facility performance problems, fire and natural phenomena such as inclement weather conditions, floods and earthquakes are inherent risks in our operations. Hazards inherent to the mining industry can cause injuries or death to employees, contractors or other persons at our mineral properties, severe damage to and destruction of our property, plant and equipment, and contamination of, or damage to, the environment, and can result in the suspension of our exploration activities and future development and production activities. While we aim to maintain best safety practices as part of its culture, safety measures implemented by us may not be successful in preventing or mitigating future accidents.

        In addition, from time to time we may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at our properties or otherwise in connection with our operations. To the extent that we are subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if we are subject to governmental investigations or proceedings, we may incur significant penalties and fines, and enforcement actions against us could result in the closing of certain of our mining operations. If claims and lawsuits or governmental investigations or proceedings are ultimately resolved against us, it could have a material adverse effect on our financial performance, financial position and results of operations. Also, if we mine on property without the appropriate licenses and approvals, we could incur liability or our operations could be suspended.

We may be materially and adversely affected by challenges relating to slope and stability of underground openings.

        Our underground mines get deeper and our waste and tailings deposits increase in size as we continue with and expand our mining activities, presenting certain geotechnical challenges, including the possibility of failure of underground openings. If we are required to reinforce such openings or take additional actions to prevent such a failure, we could incur additional expenses, and our operations and stated mineral reserves could be negatively affected. We have taken the actions we determined to be proper in order to maintain the stability of underground openings, but additional action may be required in the future. Unexpected failures or additional requirements to prevent such failures may adversely affect our costs and expose us to health and safety and other liabilities in the event of an accident, and in turn materially and adversely affect the results of our operations and financial condition, as well as potentially have the effect of diminishing our stated mineral reserves.

The mining industry is very competitive.

        The mining industry is very competitive. Much of our competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or a greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to our detriment. We may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

Deliveries under a sales agreement with Ocean Partners and other customer concentrate sales agreements may be suspended or cancelled by our customers in certain cases.

        Under a sales agreement with Ocean Partners USA Inc. ("Ocean Partners") and other customer concentrate sales agreements, our customers may suspend or cancel delivery of our products in some cases, such as force majeure. Events of force majeure under these agreements generally include, among others, acts of God, strikes, fires, floods, wars, government actions or other events that are beyond the control of the parties involved. Any suspension or cancellation by our customers of deliveries under our sales contracts that are not replaced by deliveries under new contracts would reduce our cash flow and could materially and adversely affect our financial condition and results of operations.

The title to some of the mineral properties may be uncertain or defective, thus risking our investment in such properties.

        Under the laws of Mexico, mineral resources belong to the state, and government concessions are required to explore for or exploit mineral reserves. Mineral rights derive from concessions granted, on a discretionary basis, by the Ministry of Economy, pursuant to the Mexican mining law and the regulations thereunder. While we and the LGJV hold title to the mineral properties in Mexico described in this prospectus, including the Cerro Los Gatos Mine, through these government concessions, there is no assurance that title to the concessions comprising the Cerro Los Gatos Mine or our or the LGJV's other properties will not be challenged or impaired. The Los Gatos concession is held by us subject to the terms of an agreement with the original holder of that concession. The Cerro Los Gatos Mine and our or the LGJV's other properties may be subject to prior unregistered agreements, interests or native land claims, and title may be affected by such undetected defects. A title defect on any of our mineral properties (or any portion thereof) could adversely affect our ability to mine the property and/or process the minerals that we mine.

        The mineral properties' mining concessions in Mexico may be terminated if the obligations to maintain the concessions in good standing are not satisfied, including obligations to explore or exploit the relevant concession, to pay any relevant fees, to comply with all environmental and safety standards, to provide information to the Mexican Ministry of Economy and to allow inspections by the Mexican Ministry of Economy. In addition to termination, failure to make timely concession maintenance payments and otherwise comply with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in reduction or expropriation of entitlements.

        Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. We rely on title information and/or representations and warranties provided by our grantors. Any challenge to our title could result in litigation, insurance claims and potential losses, delay the exploration and development of a property and ultimately result in the loss of some or all of our interest in the property. In addition, if we mine on property without the appropriate title, we could incur liability for such activities. While we have received a title opinion in relation to the Los Gatos District dated as of November 5, 2019, such opinion is not a guarantee of title and such title may be challenged.

We do not currently intend to enter into hedging arrangements with respect to silver and other minerals and our hedging activities, or our decision not to hedge, with respect to our expenses could expose us to losses. We are also subject to risks relating to fluctuations in the exchange rate of the Mexican peso to the U.S. dollar.

        We do not currently intend to enter into hedging arrangements with respect to silver and other minerals. As such, we will not be protected from a decline in the price of silver and other minerals. This strategy may have a material adverse effect upon our financial performance, financial position and results of operations.

        We report our financial statements in U.S. dollars. A portion of our costs and expenses are incurred in Mexican pesos. As a result, any significant and sustained appreciation of the Mexican peso against the U.S. dollar may materially increase our costs and expenses. Additionally, we are, and will be, exposed to the potentially adverse effects of fluctuations in input costs, such as diesel fuel, and if we borrow funds at floating interest rates. We may seek to enter into hedging arrangements to hedge some of our input costs, such as diesel fuel, and our currency exposure with respect to the portion of our costs and expenses incurred in Mexican pesos. In the future we may also seek to enter into interest rate hedge agreements in connection with future indebtedness we may incur that bears interest at a floating rate. We currently, however, have not entered into any such hedging arrangements, or made a decision to do so, and cannot assure you that we will be able to do so on acceptable terms, or at all. Even if we seek and are able to enter into hedging contracts, there is no assurance that such hedging program will be effective, and any hedging program would also prevent us from benefitting fully from applicable input cost or rate decreases. In addition, we may in the future experience losses if a counterparty fails to perform under a hedge arrangement.

Our insurance may not provide adequate coverage.

        Our business and operations are subject to a number of risks and hazards, including, but not limited to, adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground control problems, cave-ins, changes in the regulatory environment, metallurgical and other processing problems, mechanical equipment failure, facility performance problems, fires and natural phenomena such as inclement weather conditions, floods and earthquakes. These risks could result in damage to, or destruction of, our mineral properties or production facilities, personal injury or death, environmental damage, delays in exploration, mining or processing, increased production costs, asset write downs, monetary losses and legal liability.

        Our property and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including those related to environmental matters or other hazards resulting from exploration and production, is generally not available to us or to other companies within the mining industry. Our current insurance coverage may not continue to be available at economically feasible premiums, or at all. In addition, our business interruption insurance relating to our properties has long waiting periods before coverage begins. Accordingly, delays in returning to any future production could produce near-term severe impact to our business. Any losses from these events may cause us to incur significant costs that could have a material adverse effect on our financial performance, financial position and results of operations.

Our business is sensitive to nature and climate conditions.

        A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulations relating to emission levels (such as carbon taxes) and energy efficiency are becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of our business locations. In addition, the physical risks of climate change may also have an adverse effect on our operations. Extreme weather events have the potential to disrupt our exploration at our mines and may require us to make additional expenditures to mitigate the impact of such events.

Suitable infrastructure may not be available or damage to existing infrastructure may occur.

        Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, port and/or rail transportation, power sources, water supply and access to key consumables are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or exploitation of our projects. If adequate infrastructure is not available in a timely manner, we cannot assure you that the exploitation or development of our projects will be commenced or completed on a timely basis, or at all, or that the resulting operations will achieve the anticipated production volume, or that the construction costs and operating costs associated with the exploitation and/or development of our projects will not be higher than anticipated. In addition, extreme weather phenomena, sabotage, vandalism, government, non-governmental organization and community or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability.

If we are unable to retain key members of management, our business might be harmed.

        Our exploration activities and any future development and construction or mining and processing activities depend to a significant extent on the continued service and performance of our senior management team, including our Chief Executive Officer. We depend on a relatively small number of key officers, and we currently do not, and do not intend to, have key-person insurance for these individuals. Departures by members of our senior management could have a negative impact on our business, as we may not be able to find suitable personnel to replace departing management on a timely basis, or at all. The loss of any member of our senior management team could impair our ability to execute our business plan and could, therefore, have a material adverse effect on our business, results of operations and financial condition. In addition, the international mining industry is very active and we are facing increased competition for personnel in all disciplines and areas of operation. There is no assurance that we will be able to attract and retain personnel to sufficiently staff our development and operating teams.

The prices of silver, zinc and lead are subject to change and a substantial or extended decline in the prices of silver, zinc or lead could materially and adversely affect our revenues and the value of our mineral properties.

        Our business and financial performance will be significantly affected by fluctuations in the prices of silver, zinc and lead. The prices of silver, zinc and lead are volatile, can fluctuate substantially and are affected by numerous factors that are beyond our control. Since January 1, 2019 to September 30, 2020, the LBMA silver price ranged from a low of $12.01 per ounce on March 19, 2020 to a high of $28.89 per ounce on September 1, 2020; the LME Official Settlement zinc price ranged from a low of $1,816 per tonne ($0.82 per pound) on March 24, 2020 to a high of $2,933 per tonne ($1.33 per pound) on April 1, 2019; the LME Official Settlement lead price ranged from a low of $1,586 per tonne ($0.72 per pound) on March 24, 2020 to a high of $2,265 per tonne ($1.03 per pound) on October 29, 2019. Prices are affected by numerous factors beyond our control, including:

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  prevailing interest rates and returns on other asset classes;

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  expectations regarding inflation, monetary policy and currency values;

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  speculation;

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  governmental and exchange decisions regarding the disposal of precious metals stockpiles, including the decision by the CME Group, the owner and operator of the futures exchange, to raise silver's initial margin requirements on futures contracts;

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  political and economic conditions;

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  available supplies of silver, zinc and lead from mine production, inventories and recycled metal;

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  sales by holders and producers of silver, zinc and lead; and

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  demand for products containing silver, zinc and lead.

        Additionally, the COVID-19 pandemic and efforts to contain it, including restrictions on travel and other advisories issued may have a significant effect on silver, zinc and lead prices as well as demand. Because we expect to derive the substantial majority of our revenues from sales of silver, zinc and lead, our results of operations and cash flows will fluctuate as the prices for these metals increase or decrease. A sustained period of declining prices would materially and adversely affect our financial performance, financial position and results of operations.

Changes in the future demand for the silver, zinc and lead we produce could adversely affect our future sales volume and revenues.

        Our future revenues will depend, in substantial part, on the volume of silver, zinc and lead we sell and the prices at which we sell, which in turn will depend on the level of industrial and consumer demand. Demand for silver is mostly driven by its general perception as a store of value as well as its uses in industrial processes and products, such as batteries, bearings, brazing and soldering, catalysts, electronics and photographic material, and its use by direct consumers, such as for jewelry, silverware and coins. See "Silver Industry Overview." An increase in the production of silver worldwide or changes in technology, industrial processes or consumer habits, including increased demand for substitute materials, may decrease the demand for silver. Increased demand for substitute materials may be either technologically induced, when technological improvements render alternative products more attractive for first-use or end-use than silver or allow for reduced application of silver, or price induced, when a sustained increase in the price of silver leads to partial substitution for silver by a less expensive product or reduced application of silver. Demand for zinc is primarily driven by the demand for galvanized steel, used in construction, automobile and other industrial applications. Demand for lead is primarily driven by the demand for batteries, used in vehicles, emergency systems and other industrial battery application. Any substitution of these materials may decrease the demand for the silver, zinc and lead we produce. A fall in demand, resulting from economic slow-downs or recessions or other factors, could also decrease the price and volume of silver, zinc and lead we sell and therefore materially and adversely impact our results of operations and financial condition.

We may fail to identify attractive acquisition candidates or joint ventures with strategic partners or may fail to successfully integrate acquired mineral properties or successfully manage joint ventures.

        As part of our development strategy, we may acquire additional mineral properties or enter into joint ventures with strategic partners. However, there can be no assurance that we will be able to identify attractive acquisition or joint venture candidates in the future or that we will succeed at effectively managing their integration or operation. In particular, significant and increasing competition exists for mineral acquisition opportunities throughout the world. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, metals as well as in entering into joint ventures with other parties. If the expected synergies from such transactions do not materialize or if we fail to integrate them successfully into our existing business or operate them successfully with our joint venture partners, or if there are unexpected liabilities, our results of operations could be adversely affected.

        Pursuant to the Unanimous Omnibus Partner Agreement, we and Dowa must jointly approve of certain major decisions involving the LGJV, including decisions relating to the merger, amalgamation or restructuring of the LGJV and key strategic decisions, including with respect to expansion, among others. If we are unable to obtain the consent of Dowa, we may be unable to make decisions relating to the LGJV that we believe are beneficial for its operations, which may materially and adversely impact our results of operations and financial condition.

        In connection with any future acquisitions or joint ventures, we may incur indebtedness or issue equity securities, resulting in increased interest expense or dilution of the percentage ownership of existing shareholders. Unprofitable acquisitions or joint ventures, or additional indebtedness or issuances of securities in connection with such acquisitions or joint ventures, may adversely affect the price of our common stock and negatively affect our results of operations.

Our information technology systems may be vulnerable to disruption, which could place our systems at risk from data loss, operational failure or compromise of confidential information.

        We rely on various information technology systems. These systems remain vulnerable to disruption, damage or failure from a variety of sources, including, but not limited to, errors by employees or contractors, computer viruses, cyberattacks, including phishing, ransomware, and similar malware, misappropriation of data by outside parties, and various other threats. Techniques used to obtain unauthorized access to or sabotage our systems are under continuous and rapid evolution, and we may be unable to detect efforts to disrupt our data and systems in advance. Breaches and unauthorized access carry the potential to cause losses of assets or production, operational delays, equipment failure that could cause other risks to be realized, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in financial losses and regulatory or legal exposure, and could have a material adverse effect on our cash flows, financial condition or results of operations. Although to date we have not experienced any material losses relating to cyberattacks or other information security breaches, there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As such threats continue to evolve, we may be required to expend additional resources to modify or enhance any protective measures or to investigate and remediate any security vulnerabilities.

We may be subject to claims and legal proceedings that could materially and adversely impact our financial position, financial performance and results of operations.

        We may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. These matters may result in litigation or unfavorable resolution which could materially and adversely impact our financial performance, financial position and results of operations. See "Business—Legal Proceedings."

We are subject to the risk of labor disputes, which could adversely affect our business.

        Although we have not experienced any significant labor disputes in recent years, there can be no assurances that we will not experience labor disputes in the future, including protests, blockades and strikes, which could disrupt our business operations and have an adverse effect on our business and results of operation. Although we consider our relations with our employees to be good, there can be no assurance that we will be able to maintain a satisfactory working relationship with our employees in the future.

We have debt and may incur further debt in the future, which could adversely affect our financial health, limit our ability to obtain financing in the future and pursue certain business opportunities and reduce the value of your investment.

        The LGJV has debt service obligations pursuant to the agreements governing its outstanding debt. As of June 30, 2020, the LGJV had $222.8 million of debt outstanding under a term loan agreement with Dowa, dated July 11, 2017, as amended from time to time (the "Dowa Term Loan") and $60.0 million of debt outstanding under a working capital facility agreement with Dowa, dated May 30, 2019 (the "Los Gatos Working Capital Facility" and, together with the Dowa Term Loan, the "Dowa Debt Agreements"). In connection with entering into the Los Gatos Working Capital Facility, on April 16, 2019, we made a capital contribution to the LGJV of $18.2 million, which was used to repay a portion of another loan that the LGJV had with Dowa (the "MPR Loan") and Dowa agreed to convert the remaining balance under the MPR Loan in exchange for an approximate 18.5% of the equity interest of the LGJV, reducing our ownership in the LGJV to approximately 51.5%. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Dowa Debt Agreements."

        The Dowa Debt Agreements contain certain covenants and restrictions relating to the LGJV's use of the borrowings under such facilities, including: requiring the LGJV to use a substantial portion of funds from operations to make required payments of principal and interest, to retain certain levels of funds in reserve accounts and to accelerate repayment of the Dowa Term Loan for 70% of excess cash flows, as defined in the Dowa Debt Agreements. These covenants and restrictions will reduce funds available for operations and capital expenditures, future business opportunities, future dividends to us and other purposes; make the LGJV more vulnerable to economic and industry downturns and reduce flexibility in responding to changing business and economic conditions; limit flexibility in planning for, or reacting to, changes in the business and the industry in which we operate; place us at a competitive disadvantage compared to our competitors that have less debt; limit our ability to borrow more money for operations and sustaining capital or to finance acquisitions in the future; or require us to make future capital contributions to the LGJV, if needed, in order to make required payments of interest and principal. If we, as a 70.0% guarantor of the Dowa Term Loan and the Los Gatos Working Capital Facility, or the LGJV are unable to meet debt service obligations in the future, our financial position, financial performance and results of operations may be materially and adversely affected.

Our success depends on developing and maintaining relationships with local communities and stakeholders.

        Our ongoing and future success depends on developing and maintaining productive relationships with the communities surrounding our operations, including local indigenous people who may have rights or may assert rights to certain of our properties, and other stakeholders in our operating locations. We believe our operations can provide valuable benefits to surrounding communities in terms of direct employment, training and skills development and other benefits associated with ongoing payment of taxes. In addition, we seek to maintain partnerships and relationships with local communities. Notwithstanding our ongoing efforts, local communities and stakeholders can become dissatisfied with our activities or the level of benefits provided, which may result in legal or administrative proceedings, civil unrest, protests, direct action or campaigns against us. Any such occurrence could materially and adversely affect our business, financial condition or results of operations.

Our directors may have conflicts of interest as a result of their relationships with other mining companies.

        Our directors are also directors, officers and shareholders of other companies that are similarly engaged in the business of developing and exploiting natural resource properties. Consequently, there is a possibility that our directors may be in a position of conflict in the future.

Our business could be adversely affected by the effects of health epidemics, including the recent COVID-19 pandemic, in regions where we conduct our business operations.

        Our business could be adversely affected by health epidemics. For example, the outbreak of COVID-19 in the United States, Mexico and elsewhere has created significant business disruption and may adversely affect our business and operations. The outbreak has resulted in governments implementing numerous measures to contain COVID-19, such as travel bans and restrictions, particularly quarantines, shelter-in-place or total lock-down orders and business limitations and shutdowns. These containment measures are subject to change and the respective government authorities may tighten the restrictions at any time.

        In late March 2020, the Mexican government declared a national health emergency due to increasing infection rates from the COVID-19 pandemic. Pursuant to the health emergency declaration, the Mexican government ordered a temporary suspension of all "non-essential" operations nationwide in Mexico, including mining operations, in order to help combat the spread of COVID-19. In response to the order, the LGJV effected a 45-day temporary suspension of all non-essential activities at the Cerro Los Gatos Mine site, which reduced the number of employees and contractors at the site and the Chihuahua corporate office. During the temporary suspension, the LGJV implemented health protocols, allowed most administrative and technical services employees to work remotely, reduced mining and milling, completed project enhancements and finalized a mine plan upon reactivation of mining activities after the temporary suspension.

        In late May 2020, the Mexican government designated mining an essential service and allowed mines to resume production, subject to deploying COVID-19 prevention protocols. Our existing COVID-19 protocols exceeded those mandated by the Mexican government and, accordingly, the LGJV reactivated mine development and mining in late May 2020 and hired additional employees. Ore processing resumed in early June 2020. In order to maintain social distancing and best practice protocols, public areas, such as the residential camps' cafeterias, limited the number of personnel. Food service periods were extended with employees assigned specific times for meals. Face masks are required in offices and other public areas. Daily working shift times are staggered to limit the number of employees in changing areas and pre-shift work meetings. Two sterilization tunnels have been installed at the main entry gate and at the entrance to the cafeteria. All individuals entering the Cerro Los Gatos Mine site are subject to a rapid test to screen for COVID-19 and, if an individual tests positive on the rapid test and on a secondary molecular test, the individual will be subject to quarantine protocols and removed from the mine site. In the event of an outbreak of COVID-19 on site, we could determine that a full suspension of our operations is necessary for the safety and protection of the workers.

        The COVID-19 pandemic has temporarily affected our financial condition, in part due to the loss of revenue resulting from the 45-day temporary suspension of all non-essential activities at the LGJV's Cerro Los Gatos Mine site and the expenses associated with the development and implementation of

COVID-19 protocols. In addition, as the LGJV reactivated mine development and mining, it implemented a scalable optimized plan with a lower employee complement and with reduced average monthly production rate at 1,750 tpd until September 2020, targeting higher ore grades. This may result in higher per tonne mining, processing and sustaining capital costs than previously anticipated. We intend to ramp up to the 2,500 tpd design capacity beginning in September 2020 with the goal of reaching the 2,500 tpd design capacity in January 2021.

        If the Mexican government were to reinstate the suspension order caused by the COVID-19 pandemic, or if all mining activities at the Cerro Los Gatos Mine site were suspended for an undefined period of time, there could be additional costs incurred, production and development delays, cost overruns and operational restart costs. In addition, given that our management travels regularly between Mexico City and the Cerro Los Gatos Mine site, any restrictions on travel within Mexico may adversely affect our management's ability to oversee ongoing mining activities at the Cerro Los Gatos Mine and our ability to achieve our business objectives and milestones.

        We may take further actions as may be required by government authorities or as we determine are in the best interests of our employees and business partners. There is no guarantee that we will not experience significant disruptions to or additional closures of some or all of our operations in the future. Such modifications to our business practices may negatively impact productivity, divert resources away from or otherwise disrupt our or the LGJV's business operations and delay and disrupt exploration and production timelines. Any long term closures or suspensions may also result in the loss of personnel or the workforce in general as employees seek employment elsewhere.

        While the full impact of this pandemic is unknown at this time, we are closely monitoring the rapid developments of the outbreak and continually assessing the potential impact on our business. Any prolonged disruption of our or the LGJV's operations and closures of facilities would delay our current exploration and production timelines and negatively impact our business, financial condition and results of operations. There are no comparable recent events that provide guidance as to the effect the spread of COVID-19 as a global pandemic may have, and, as a result, the ultimate impact of the outbreak is highly uncertain and subject to change. However, the COVID-19 pandemic could have a material adverse effect on our business, financial condition and results of operations and heighten many of our known risks described in this "Risk Factors" section.

Risks Related to Government Regulations and International Operations

The Mexican government, as well as local governments, extensively regulate mining operations, which impose significant actual and potential costs on us, and future regulation could increase those costs, delay receipt of regulatory refunds or limit our ability to produce silver and other metals.

        The mining industry is subject to increasingly strict regulation by federal, state and local authorities in Mexico, including in relation to:

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  limitations on land use;

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  mine permitting and licensing requirements;

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  reclamation and restoration of properties after mining is completed;

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  management of materials generated by mining operations; and

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  storage, treatment and disposal of wastes and hazardous materials.

        The liabilities and requirements associated with the laws and regulations related to these and other matters, including with respect to air emissions, water discharges and other environmental matters, may be costly and time-consuming and may restrict, delay or prevent commencement or continuation of exploration or production operations. We cannot assure you that we have been or will be at all times in compliance with all applicable laws and regulations. Failure to comply with applicable laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits or authorizations and other enforcement measures that could have the effect of limiting or preventing production from our operations. We may incur material costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. If we are pursued for sanctions, costs and liabilities in respect of these matters, our mining operations and, as a result, our financial performance, financial position and results of operations, could be materially and adversely affected. See "Business—Environmental, Health and Safety Matters."

        Any new legislation or administrative regulations or new judicial interpretations or administrative enforcement of existing laws and regulations that would further regulate and tax the mining industry may also require us to change operations significantly or incur increased costs. Such changes could have a material adverse effect on our financial performance, financial position and results of operations.

        The Mexican properties are subject to regulation by the Political Constitution of the Mexican United States, and are subject to various legislation in Mexico, including the Mining Law, the Federal Law of Waters, the Federal Labor Law, the Federal Law of Firearms and Explosives, the General Law on Ecological Balance and Environmental Protection and the Federal Law on Metrology Standards. Our operations at the Mexican properties also require us to obtain local authorizations and, under the Agrarian Law, to comply with the uses and customs of communities located within the properties. Mining, environmental and labor authorities may inspect our Mexican operations on a regular basis and issue various citations and orders when they believe a violation has occurred under the relevant statute.

        If inspections in Mexico result in an alleged violation, we may be subject to fines, penalties or sanctions, our mining operations could be subject to temporary or extended closures, and we may be required to incur capital expenditures to re-commence our operations. Any of these actions could have a material adverse effect on our financial performance, financial position and results of operations.

        In late March 2020, in response to the COVID-19 pandemic, the Mexican government ordered a temporary suspension of all "non-essential" operations nationwide in Mexico, including mining operations. In late May 2020, the Mexican government designated mining an essential service and allowed mines to resume production, subject to deploying COVID-19 prevention protocols. However, there is no certainty that the Mexican regulators will not require further limitations on, or even a full shut down of, the operations at the Cerro Los Gatos Mine in connection with COVID-19. The potential costs of complying with these COVID-19 requirements is unknown and could have a material adverse effect on us.

Our operations are subject to additional political, economic and other uncertainties not generally associated with U.S. operations.

        We currently have two properties in Mexico: the Los Gatos District, which the LGJV controls, and the Santa Valeria property, which we control. Our operations are subject to significant risks inherent in exploration and resource extraction by foreign companies in Mexico. Exploration, development, production and closure activities in Mexico are potentially subject to heightened political, economic, regulatory and social risks that are beyond our control. These risks include:

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  the possible unilateral cancellation or forced re-negotiation of contracts and licenses;

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  unfavorable changes in laws and regulations;

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  royalty and tax increases;

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  claims by governmental entities or indigenous communities;

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  expropriation or nationalization of property;

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  political instability;

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  fluctuations in currency exchange rates;

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  social and labor unrest, organized crime, hostage taking, terrorism and violent crime;

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  uncertainty regarding the enforceability of contractual rights and judgments; and

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  other risks arising out of foreign governmental sovereignty over areas in which our mineral properties are located.

        Local economic conditions also can increase costs and adversely affect the security of our operations and the availability of skilled workers and supplies. Higher incidences of criminal activity and violence in the area of some of our properties could adversely affect the LGJV's ability to operate in an optimal fashion or at all, and may impose greater risks of theft and higher costs, which would adversely affect results of operations and cash flows.

        Acts of civil disobedience are common in Mexico. In recent years, many mining companies have been targets of actions to restrict their legally-entitled access to mining concessions or property. Such acts of civil disobedience often occur with no warning and can result in significant direct and indirect costs. We cannot provide assurance that there will be no disruptions to site access in the future, which could adversely affect our business.

        The right to export silver-bearing concentrate and other metals may depend on obtaining certain licenses, which could be delayed or denied at the discretion of the relevant regulatory authorities, or meeting certain quotas. Furthermore, the United States has recently instituted or proposed other changes in trade policies that include the negotiation or termination of trade agreements, including free trade agreements, economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the United States and other countries. It may be time-consuming and expensive for us to alter our operations in order to adapt to or comply with any such changes. If the United States were to withdraw from or materially modify international trade agreements to which it is a party, or if other countries imposed or increased tariffs on the minerals we may extract in the future, the costs of such products could increase significantly. Any of these conditions could lead to lower productivity and higher costs, which would adversely affect our financial performance, financial position and results of operations. Generally, our operations may be affected in varying degrees by changing government regulations in the United States and/or Mexico with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of products and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of mineral property, foreign investment, maintenance of concessions, licenses, approvals and permit, environmental matters, land use, land claims of local indigenous people and workplace safety.

        Such developments could require us to curtail or terminate operations at our mineral properties in Mexico, incur significant costs to meet newly-imposed environmental or other standards, pay greater royalties or higher prices for labor or services and recognize higher taxes, which could materially and adversely affect our results of operations, cash flows and financial condition. Furthermore, failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licenses, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

        We continue to monitor developments and policies in Mexico and assess the impact thereof on our operations; however, such developments cannot be accurately predicted and could have an adverse effect on our business, financial condition and results of operations.

We are required to obtain, maintain and renew environmental, construction and mining permits, which is often a costly and time-consuming process and may ultimately not be possible.

        Mining companies, including ours, need many environmental, construction and mining permits, each of which can be time-consuming and costly to obtain, maintain and renew. In connection with our current and future operations, we must obtain and maintain a number of permits that impose strict conditions, requirements and obligations, including those relating to various environmental and health and safety matters. To obtain, maintain and renew certain permits, we have been and may in the future be required to conduct environmental studies, and make associated presentations to governmental authorities, pertaining to the potential impact of our current and future operations upon the environment and to take steps to avoid or mitigate those impacts. Permit terms and conditions can impose restrictions on how we conduct our operations and limit our flexibility in developing our mineral properties. Many of our permits are subject to renewal from time to time, and applications for renewal may be denied or the renewed permits may contain more restrictive conditions than our existing permits, including those governing impacts on the environment. We may be required to obtain new permits to expand our operations, and the grant of such permits may be subject to an expansive governmental review of our operations. We may not be successful in obtaining such permits, which could prevent us from commencing, continuing or expanding operations or otherwise adversely affect our business. Renewal of existing permits or obtaining new permits may be more difficult if we are not able to comply with our existing permits. Applications for permits, permit area expansions and permit renewals can also be subject to challenge by interested parties, which can delay or prevent receipt of needed permits. The permitting process can vary by jurisdiction in terms of its complexity and likely outcomes. The applicable laws and regulations, and the related judicial interpretations and enforcement policies, change frequently, which can make it difficult for us to obtain and renew permits and to comply with applicable requirements. Accordingly, permits required for our operations may not be issued, maintained or renewed in a timely fashion or at all, may be issued or renewed upon conditions that restrict our ability to conduct our operations economically, or may be subsequently revoked. Any such failure to obtain, maintain or renew permits, or other permitting delays or conditions, including in connection with any environmental impact analyses, could have a material adverse effect on our business, results of operations and financial condition.

        In regard to the Cerro Los Gatos Mine, the Los Gatos District and other Mexican projects, Mexico has adopted laws and guidelines for environmental permitting that are similar to those in effect in the United States and South American countries. We are currently operating under permits regulating mining, processing, use of explosives, water use and discharge and surface disturbance in relation to the Los Gatos District and the Santa Valeria property. We will be required to apply for corresponding authorizations prior to any production at our other Mexican properties and there can be no certainty as to whether, or the terms under which, such authorizations will be granted or renewed. Any failure to obtain authorizations and permits, or other authorization or permitting delays or conditions, could have a material adverse effect on our business, results of operations and financial condition.

We are subject to environmental and health and safety laws, regulations and permits that may subject us to material costs, liabilities and obligations.

        We are subject to environmental laws, regulations and permits in the various jurisdictions in which we operate, including those relating to, among other things, the removal and extraction of natural resources, the emission and discharge of materials into the environment, including plant and wildlife protection, remediation of soil and groundwater contamination, reclamation and closure of properties, including tailings and waste storage facilities, groundwater quality and availability, and the handling, storage, transport and disposal of wastes and hazardous materials. Pursuant to such requirements, we may be subject to inspections or reviews by governmental authorities. Failure to comply with these environmental requirements may expose us to litigation, fines or other sanctions, including the revocation of permits and suspension of operations. We expect to continue to incur significant capital and other compliance costs related to such requirements. These laws, regulations and permits, and the enforcement and interpretation thereof, change frequently and generally have become more stringent over time. If our noncompliance with such regulations were to result in a release of hazardous materials into the environment, such as soil or groundwater, we could be required to remediate such contamination, which could be costly. Moreover, noncompliance could subject us to private claims for property damage or personal injury based on exposure to hazardous materials or unsafe working conditions. In addition, changes in applicable requirements or stricter interpretation of existing requirements may result in costly compliance requirements or otherwise subject us to future liabilities. The occurrence of any of the foregoing, as well as any new environmental, health and safety laws and regulations applicable to our business or stricter interpretation or enforcement of existing laws and regulations, could have a material adverse effect on our business, financial condition and results of operations.

        We could be liable for any environmental contamination at, under or released from our or our predecessors' currently or formerly owned or operated properties or third-party waste disposal sites. Certain environmental laws impose joint and several strict liability for releases of hazardous substances at such properties or sites, without regard to fault or the legality of the original conduct. A generator of waste can be held responsible for contamination resulting from the treatment or disposal of such waste at any off-site location (such as a landfill), regardless of whether the generator arranged for the treatment or disposal of the waste in compliance with applicable laws. Costs associated with liability for removal or remediation of contamination or damage to natural resources could be substantial and liability under these laws may attach without regard to whether the responsible party knew of, or was responsible for, the presence of the contaminants. Accordingly, we may be held responsible for more than our share of the contamination or other damages, up to and including the entire amount of such damages. In addition to potentially significant investigation and remediation costs, such matters can give rise to claims from governmental authorities and other third parties, including for orders, inspections, fines or penalties, natural resource damages, personal injury, property damage, toxic torts and other damages.

        Our costs, liabilities and obligations relating to environmental matters could have a material adverse effect on our financial performance, financial position and results of operations.

We may be responsible for anti-corruption and anti-bribery law violations.

        Our operations are governed by, and involve interactions with, various levels of government in foreign countries. We are required to comply with anti-corruption and anti-bribery laws, including the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act (the "FCPA") and similar laws in Mexico. These laws generally prohibit companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls. Because our interests are located in Mexico, there is a risk of potential FCPA violations.

        In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. A company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Our internal procedures and programs may not always be effective in ensuring that we, our employees, contractors or third-party agents will comply strictly with all such applicable laws. If we become subject to an enforcement action or we are found to be in violation of such laws, this may have a material adverse effect on our reputation and may possibly result in significant penalties or sanctions, and may have a material adverse effect on our cash flows, financial condition or results of operations.

We may be required by human rights laws to take actions that delay our operations or the advancement of our projects.

        Various international and national laws, codes, resolutions, conventions, guidelines and other materials relate to human rights (including rights with respect to health and safety and the environment surrounding our operations). Many of these materials impose obligations on government and companies to respect human rights. Some mandate that governments consult with communities surrounding our projects regarding government actions that may affect local stakeholders, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose our current and future operations or further development or new development of our projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against our activities, and may have a negative impact on our reputation. Opposition by such groups to our operations may require modification of, or preclude the operation or development of, our projects or may require us to enter into agreements with such groups or local governments with respect to our projects, in some cases causing considerable delays to the advancement of our projects.

Risks Related to This Offering and Our Common Stock

There is no existing market for our common stock and we do not know if one will develop. Even if a market does develop, the stock price in the market may not exceed the offering price.

        Prior to this offering, there has not been a public market for our common stock, and there can be no assurance that the NYSE or the TSX will approve our listing application. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market on the NYSE, the TSX or otherwise, or how liquid that market may become. An active trading market for our common stock may not develop and even if it does develop, may not continue upon the completion of this offering and the market price of our common stock may decline below the initial public offering price. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you pay in this offering.

The market price of our common stock may be volatile, which could result in substantial losses for you.

        The initial public offering price for our common stock will be determined through negotiations between us and the representatives of the underwriters. This initial public offering price may vary from the market price of our common stock after this offering. Some of the factors that may cause the market price of our common stock to fluctuate include:

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  failure to identify mineral reserves at our properties;

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  failure to achieve production at our mineral properties;

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  actual or anticipated changes in the price of silver and base metal by-products;

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  fluctuations in our quarterly and annual financial results or the quarterly and annual financial results of companies perceived to be similar to us;

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  changes in market valuations of similar companies;

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  success or failure of competitor mining companies;

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  changes in our capital structure, such as future issuances of securities or the incurrence of debt;

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  sales of large blocks of our common stock;

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  announcements by us or our competitors of significant developments, contracts, acquisitions or strategic alliances;

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  changes in regulatory requirements and the political climate in the United States, Mexico or both;

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  litigation involving our Company, our general industry or both;

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  additions or departures of key personnel;

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  investors' general perception of us, including any perception of misuse of sensitive information;

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  changes in general economic, industry and market conditions;

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  accidents at mining properties, whether owned by us or otherwise;

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  natural disasters, terrorist attacks and acts of war; and

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  our ability to control our costs.

        If the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

        If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be both costly to defend against and a distraction to management.

Our anti-takeover defense provisions may cause our common stock to trade at market prices lower than it might absent such provisions.

        Our Board of Directors has the authority to issue blank check preferred stock. Additionally, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that we will adopt prior to the closing of this offering will contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our Board of Directors. These include provisions setting forth advance notice procedures for shareholders' nominations of directors and proposals of topics for consideration at meetings of shareholders, provisions restricting shareholders from calling a special meeting of shareholders or requiring one to be called, provisions limiting the ability of shareholders to act by written consent and provisions requiring a 66.67% shareholder vote to amend our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. These provisions may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their common stock. In addition, these provisions may cause our common stock to trade at a market price lower than it might absent such provisions.

You will suffer immediate and substantial dilution as a result of this offering.

        The initial public offering price per share of our common stock is substantially higher than our net tangible book value per share immediately after this offering. As a result, if you purchase shares in this offering, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities, and any additional financing in the future may cause further dilution to our existing shareholders and there can be no assurance that any future additional financing will be on terms that are favorable to us or our shareholders. At an offering price of $8.00 per share, which is the midpoint of the range set forth on the front cover of this prospectus, you will incur immediate and substantial dilution of your investment in the amount of $3.74 per share. See "Dilution."

Future sales of our common stock after the lock-up period has expired, or the perception that such sales may occur, could depress our common stock price.

        After this offering, we will have 53,920,346 shares of common stock outstanding (or 56,732,846 shares of common stock outstanding if the underwriters' over-allotment option is exercised in full). This includes the shares of common stock we are selling in this offering, which may generally be resold in the public market immediately after this offering. We expect that the remaining shares of common stock, representing 65.2% of our total outstanding shares of common stock following this offering, will become available for resale in the public market as set forth under the heading "Shares Eligible for Future Sale." All of our directors and executive officers, and the holders of substantially all of our common stock, have signed lock-up agreements for a period of 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. BMO Capital Markets Corp., Goldman Sachs & Co. LLC and RBC Capital Markets, LLC may, in their sole discretion and without notice, release all or any portion of the common stock subject to lock-up agreements. There are no agreements, understandings or intentions, tacit or explicit, to release any of the common stock subject to lock-up agreements prior to the expiration of the lock-up period. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them, and we will enter into a registration rights agreement with substantially all our shareholders in connection with this offering. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement." These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities.

        In addition, immediately following this offering, we intend to file a registration statement registering under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), the shares of common stock reserved for issuance in respect of incentive awards to our directors and certain of our employees. This would result in approximately 2,973,293 shares of common stock underlying such awards becoming available for resale in the public markets, subject to any applicable lock-up agreements.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

        We have never declared or paid any cash dividend on our capital stock. We do not intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain all future earnings, if any, to finance our business. The payment of any future dividends, if any, will be determined by our Board of Directors in light of conditions then existing, including our earnings, financial condition and capital requirements, business conditions, corporate law requirements and other factors. See "Dividend Policy."

Electrum, MERS and their respective affiliates will continue to have a substantial degree of influence over us after this offering, which could delay or prevent a change of corporate control or result in the entrenchment of our management and/or Board of Directors.

        After this offering, Electrum will beneficially own, in the aggregate, approximately 47.4% of our outstanding common stock (approximately 45.1% if the underwriters' over-allotment option is exercised in full). In addition, following this offering and assuming no exercise by the underwriters of their over-allotment option, MERS will beneficially own, in the aggregate, approximately 11.9% of our outstanding common stock (approximately 11.3% if the underwriters' over-allotment option is exercised in full). In connection with this offering, we intend to enter into a shareholders agreement with Electrum and MERS pursuant to which Electrum and MERS will have certain director nomination rights. The shareholders agreement will also provide that Electrum approval must be obtained prior to us engaging in certain actions. See "Certain Relationships and Related Party Transactions—Shareholders Agreement." As a result, Electrum will have significant influence over our management and affairs and, so long as Electrum owns at least 35% of our outstanding common stock, will have approval rights over certain corporate actions, including, among others, any merger, consolidation or sale of all or substantially all of our assets, the incurrence of more than $100 million of indebtedness and the issuance of more than $100 million of equity securities.

        Our concentration of ownership and shareholders agreement may harm the market price of our common stock by, among other things:

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  delaying, deferring or preventing a change of control, even at a per share price that is in excess of the then-current price of our common stock;

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  impeding a merger, consolidation, takeover or other business combination involving us, even at a per share price that is in excess of the then-current price of our common stock; or

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  discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even at a per share price that is in excess of the then current price of our common stock.

Our relationship with SOP may strain our senior management resources and could potentially result in conflicts of interest.

        Immediately prior to the closing of this offering, we intend to effect the Reorganization. See "Prospectus Summary—Corporate Information and Reorganization." In addition, we intend to enter into a Management Services Agreement with SOP, pursuant to which we will provide certain executive and managerial advisory services to SOP. See "Certain Relationships and Related Party Transactions—Reorganization and Management Services Agreement." SOP will reimburse us for costs representing the proportion of our advisory services allocated to it under the Management Services Agreement. However, providing such advisory services to SOP may strain our resources and divert management's attention from our principal projects and other business concerns, which would adversely affect our business and operating results. We anticipate that at least some of our directors will also be directors of SOP, which could create, or appear to create, conflicts of interest with respect to matters involving both us and SOP.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain executive management and qualified board members, which could make it difficult to manage our business, particularly after we are no longer an "emerging growth company."

        Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the Securities and Exchange Commission (the "SEC"). Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our business, financial condition and results of operations.

        As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, applicable Canadian securities laws and regulations, the listing requirements of the NYSE and the TSX and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company." The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting to meet this standard, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join us and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management's attention from other business concerns, which could adversely affect our business and operating results.

        As an "emerging growth company" as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

        We will remain an "emerging growth company" until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a "large accelerated filer," which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.

        We also expect that being a public company and complying with these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our audit committee and compensation and nominating committee, and qualified executive officers.

        As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

        We may be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal controls over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on our internal controls over financial reporting.

        We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls are effective.

        If we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

        We will be required to disclose changes made in our internal controls and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC and the date we are no longer an "emerging growth company" as defined in the JOBS Act, if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future. We will remain an "emerging growth company" for up to five years. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

        Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company," which would allow us to take advantage of many of the same exemptions from disclosure requirements including reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We would also be exempt from the requirement to obtain an external audit on the effectiveness of internal control over financial reporting provided in Section 404(b) of the Sarbanes-Oxley Act. These exemptions and reduced disclosures in our SEC filings due to our status as a smaller reporting company mean our auditors do not review our internal control over financial reporting and may make it harder for investors to analyze our results of operations and financial prospects. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock prices may be more volatile.

Our Amended and Restated Certificate of Incorporation and shareholders agreement will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

        Our Amended and Restated Certificate of Incorporation and shareholders agreement will provide for the allocation of certain corporate opportunities between us and Electrum and MERS. Under these provisions, neither Electrum nor MERS, their affiliates and subsidiaries, nor any of their officers, directors, agents, stockholders, members or partners will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. For instance, a director of our Company who is not also our employee and also serves as a director, officer or employee of Electrum or MERS or any of their subsidiaries or affiliates may pursue certain acquisition or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our financial performance, financial position and results of operations if attractive corporate opportunities are allocated by Electrum or MERS to themselves or their subsidiaries or affiliates instead of to us. The terms of our Amended and Restated Certificate of Incorporation are more fully described in "Description of Capital Stock" and the terms of our shareholders agreement are more fully described in "Certain Relationships and Related Party Transactions—Shareholders Agreement."

Our Amended and Restated Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States are the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

        Our Amended and Restated Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

  •
  any derivative action or proceeding brought on our behalf;

  •
  any action asserting a breach of fiduciary duty;

  •
  any action asserting a claim against us arising under the Delaware General Corporation Law; and

  •
  any action asserting a claim against us that is governed by the internal affairs doctrine.

        The foregoing provision does not apply to claims under the Securities Act, the Exchange Act or any claim for which the U.S. federal courts have exclusive jurisdiction. Our Amended and Restated

Certificate of Incorporation will further provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

        Our Amended and Restated Certificate of Incorporation will also provide that any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to these choice of forum provisions. These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

        While Delaware courts have determined that choice of forum provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the choice of forum provisions to be contained in our Amended and Restated Certificate of Incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find the choice of forum provision in our Amended and Restated Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

        We currently intend to use the net proceeds from this offering in the manner described in "Use of Proceeds." However, our Board of Directors and management will retain broad discretion in the application, and timing of the application, of the net proceeds from this offering and could spend the net proceeds in ways that do not improve our results of operations or enhance the value of our common stock. As such, we may use net proceeds of this offering in ways that an investor may not consider desirable, if our Board of Directors and management believe such use would be in our best interest. As a result, investors will be relying on the judgment of our Board of Directors and management for the application of the net proceeds from this offering. There can be no assurance regarding the results and the effectiveness of our use of the net proceeds from this offering. Our failure to apply these funds effectively could result in financial losses that could harm our business, cause the market price of our stock to decline, and delay the development of our operations. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common stock and our trading volume could decline.

        The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our Company. If no or too few securities or industry analysts commence coverage of our Company, the trading price for our common stock would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the price of our common stock would likely decline. In addition, if our operating results fail to meet the forecast of analysts, the price of our common stock would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause the price of our common stock and trading volume to decline.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements." Those statements include, but are not limited to, statements with respect to production from the Cerro Los Gatos Mine and further exploration of the Los Gatos District, including the repurchase of an 18.5% interest in the LGJV, a feasibility study to be completed at the Cerro Los Gatos Mine for a 3,000 tpd production rate expansion, estimated calculations of mineral reserves and resources at our properties, results of the economic analysis contained in the Los Gatos Technical Report, our business strategy, general administrative expenses, the completion of the Reorganization, the entry into the Management Service Agreement, payment of royalty payments, production and sale of concentrates, future strategic infrastructure development at the Cerro Los Gatos Mine, expected cost savings, projected attributable net revenue and unlevered free cash flow, estimates of tax liabilities, our prospects, plans and objectives, industry trends, our requirements for additional capital, expectations generally regarding the completion of the offering, the utilization of the net proceeds of the offering, treatment under applicable government regimes for permitting or attaining approvals, unanticipated reclamation expenses, government regulation, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, synergies of potential future acquisitions, expected actions of third parties, limitations of insurance coverage, and our anticipated uses of the net proceeds from this offering. These statements may be under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Silver Industry Overview," "Business" and in other sections of this prospectus. In some cases, you can identify these statements by forward-looking words such as "may," "might," "could," "would," "achieve," "budget," "scheduled," "forecasts," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our industry.

        All forward-looking statements speak only as of the date on which they are made. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions concerning future events that are difficult to predict. Therefore, actual future events or results may differ materially from these statements. We believe that the factors that could cause our actual results to differ materially from those expressed or implied by forward-looking statements include the following:

  •
  our limited operating history on which to base an evaluation of our business and prospects;

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  our dependence on two principal projects for our future operations;

  •
  mineral reserve and mineral resource calculations at the Cerro Los Gatos Mine and the Los Gatos District are only estimates;

  •
  actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated;

  •
  the title to some of the mineral properties may be uncertain or defective;

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  changes in the prices of silver, zinc or lead;

  •
  claims and legal proceedings against us;

  •
  we have debt and may incur further debt in the future;

  •
  significant risk and hazards associated with mining operations;

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  our failure to identify attractive acquisition candidates or joint ventures with strategic partners or inability to successfully integrate acquired mineral properties or successfully manage joint ventures;

  •
  extensive regulation by the Mexican government as well as local governments;

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  the requirements that we obtain, maintain and renew environmental, construction and mining permits, which is often a costly and time-consuming process;

  •
  our Mexican operations are subject to additional political, economic and other uncertainties not generally associated with domestic operations;

  •
  exchange rate of the Mexican peso and the U.S. dollar;

  •
  the impact of the COVID-19 pandemic, including impacts to the availability of our workforce, government orders that may require temporary suspension of operations, and the global economy;

  •
  our relationship with SOP;

  •
  our relationship with Electrum, MERS and their respective affiliates having substantial control over us; and

  •
  our exposure to material costs, liabilities and obligations as a result of environmental laws and regulations (including changes thereto) and permits.

        These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this prospectus. These risks and uncertainties, as well as other risks of which we are not aware or which we currently do not believe to be material, may cause our actual future results to be materially different than those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We do not undertake any obligation to make any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law. Certain forward-looking statements are based on assumptions, qualifications and procedures which are set out only in the Los Gatos Technical Report. For a complete description of assumptions, qualifications and procedures associated with such information, reference should be made to the full text of the Los Gatos Technical Report.

 USE OF PROCEEDS

        We will receive net proceeds from this offering of approximately $135.2 million, or approximately $156.1 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $8.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        A $1.00 increase (decrease) in the assumed initial public offering price of $8.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $17.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 share increase (decrease) in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by $7.4 million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        We intend to allocate the net proceeds as follows:

In millions
Retire a portion of the Los Gatos Working Capital Facility(1)	$31
Repurchase an 18.5% interest in the Los Gatos Joint Venture to increase our ownership to 70.0%	68
Fund near-term debt service needs (our 70.0% contribution)(2)	5
Feasibility Study for a 3,000 tpd production rate expansion at the Cerro Los Gatos Mine (our 70.0% contribution)	3
Los Gatos District exploration (our 70.0% contribution)	15
Working capital and general corporate purposes(3)	13

Total net proceeds	$135

(1)
As of June 30, 2020, $60.0 million was outstanding under the Los Gatos Working Capital Facility. The Los Gatos Working Capital Facility bears interest at LIBOR plus 3% and matures on June 28, 2021. We guarantee 70% of this facility and are required to pay an arrangement fee on the borrowing, calculated as 15.0% per annum of 70.0% of the average daily principal amount outstanding during the relevant fiscal quarter. For more information on the Los Gatos Working Capital Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Dowa Debt Agreements."

(2)
Near-term debt service needs refer to the amount of the net proceeds from this offering that we intend to reserve for interest and principal payments under the Dowa Term Loan in case the LGJV's operating cash flow are insufficient to meet those debt service needs in full on the applicable payment dates. The Dowa Term Loan, under which $222.8 million was outstanding as of June 30, 2020, bears interest at LIBOR plus 2.35% and matures two business days prior to December 31, 2027. For more information on the Dowa Term Loan, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Dowa Debt Agreements."

(3)
General corporate purposes could include, without limitation, general and administrative expenses, working capital funding, arrangement fees, additional exploration expense and other capital investment at our existing properties or through acquisitions.

        If the net proceeds from this offering exceed $135.2 million, we intend to use up to $15.2 million of the net proceeds to repay our outstanding convertible notes, in which case, such convertible notes will not convert to shares of common stock in connection with this offering. The convertible notes bear interest at 5% per annum and matures on April 19, 2023, unless repaid earlier or converted into our common stock. For more information on the convertible notes, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Convertible Notes."

        We currently intend to use the net proceeds from this offering in the manner described above. However, our Board of Directors and management will retain broad discretion in the application, and timing of the application, of the net proceeds from this offering and could spend the net proceeds in ways that do not improve our results of operations or enhance the value of our common stock. As a result, investors will be relying on the judgment of our Board of Directors and management for the application of the net proceeds from this offering. There can be no assurance regarding the results and the effectiveness of our use of the net proceeds from this offering. See "Risk Factors—Risks Related to This Offering and Our Common Stock—We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively." In addition, we have a history of negative operating cash flows and net losses and may continue to have negative operating cash flows and net losses in the future. As a result, we may use the net proceeds from this offering to fund our continuing operations. See "Risk Factors—Risks Related to Our Business and Industry—We have a history of negative operating cash flows and net losses and we may never achieve or sustain profitability." Pending the use of the proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, interest-bearing, investment-grade securities or short-term deposits. We cannot predict whether the proceeds invested will yield a favorable return.

 DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock. We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business. Any determination to pay dividends to holders of our common stock in the future will be at the discretion of our Board of Directors and will depend upon such factors as our earnings levels, capital requirements, requirements under the DGCL and other factors as our Board of Directors deems relevant.

        Under the terms of the Los Gatos Working Capital Facility, we have established an escrow account and entered into an escrow agreement with Dowa in which the LGJV is required to deposit all dividends or distributions, other than management fees and partner expense reimbursements, until an aggregate amount equal to $20 million has been deposited into such account for the benefit of Dowa as a priority dividend. Following the payment of $20 million to Dowa, dividends from LGJV will be paid in accordance with the ownership percentage of the LGJV.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2020:

  •
  on an actual basis; and

  •
  on a pro forma basis to give effect to the following: (i) the Reorganization, (ii) the issuance of an aggregate of 41,177 shares of common stock to our executive officers in connection with this offering, as described in "Certain Relationships and Related Party Transactions—Grants to Certain Executive Officers in Connection with This Offering," (iii) the conversion of our outstanding convertible notes into an aggregate of 2,373,003 shares of common stock in connection with this offering, (iv) the issuance and sale of 18,750,000 shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (v) the retirement of a portion of the Los Gatos Working Capital Facility and the funding of near-term debt service needs with a portion of the net proceeds of this offering as described in "Use of Proceeds."

        This table should be read in conjunction with the "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and our consolidated financial statements and related notes included elsewhere in this prospectus. Unless otherwise stated, all dollar amounts expressed below are in thousands, except for per share amounts.

	June 30, 2020
	Actual	Pro Forma(1)(2)
	(in thousands)
Cash and cash equivalents	$1,954	$105,885

Shareholders' equity
Common stock, $0.001 par value; 100,000,000 shares authorized; 80,646,832 shares outstanding, actual; 700,000,000 shares authorized; 53,920,346 shares outstanding, pro forma	80	101
Paid-in capital	378,099	368,754
Accumulated deficit	(255,548)	(138,269)
Treasury stock, at cost, 289,177 shares, actual; 117,455 shares, pro forma	(1,027)	(1,027)
Total shareholders' equity	121,604	229,559

Total capitalization	$121,604	$229,559

(1)
Assumes the conversion of our outstanding convertible notes into an aggregate of 2,373,003 shares of common stock in connection with this offering. If the net proceeds from this offering exceed $135.2 million, we intend to use up to $15.2 million of the net proceeds to repay our outstanding convertible notes, in which case, such convertible notes will not convert to shares of common stock. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Convertible Notes."

(2)
The pro forma information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $8.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) pro forma cash and cash equivalents, total shareholders' equity and total capitalization by $17.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. A 1,000,000 share increase (decrease) in the number of shares of common stock offered by us would increase (decrease) pro forma cash and cash equivalents, total shareholders' equity and total capitalization by $7.4 million, assuming the assumed initial public offering price remains the same.

 DILUTION

        Our consolidated net tangible book value as of June 30, 2020 was $121.6 million or $1.51 per share of common stock. Consolidated net tangible book value per share represents consolidated tangible assets, less consolidated liabilities, divided by the aggregate number of shares of common stock outstanding.

        After giving effect to (i) the Reorganization, (ii) the issuance of an aggregate of 41,177 shares of common stock to our executive officers in connection with this offering, as described in "Certain Relationships and Related Party Transactions—Grants to Certain Executive Officers in Connection with This Offering," (iii) the conversion of our outstanding convertible notes into an aggregate of 2,373,003 shares of common stock in connection with this offering, (iv) the issuance and sale of 18,750,000 shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (v) the retirement of a portion of the Los Gatos Working Capital Facility and the funding of near-term debt service needs with a portion of the net proceeds of this offering as described in "Use of Proceeds," our pro forma consolidated net tangible book value as of June 30, 2020 was $229.6 million or $4.26 per share of common stock. Pro forma consolidated net tangible book value per share represents pro forma consolidated tangible assets, less pro forma consolidated liabilities, divided by the aggregate number of shares of common stock outstanding after giving effect to the pro forma adjustments described in this paragraph.

        Dilution per share represents the difference between the price per share to be paid by new investors for the shares of common stock sold in this offering and the pro forma consolidated net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price		$8.00
Consolidated net tangible book value per share as of June 30, 2020	$1.51
Increase in consolidated net tangible book value per share attributable to pro forma adjustments	2.75

Pro forma consolidated net tangible book value per share as of June 30, 2020		4.26

Dilution per share to new investors		$3.74

        The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $8.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) pro forma consolidated net tangible book value per share by $0.35 per share and dilution per share to new investors purchasing shares in this offering by $0.65 per share, in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 share increase (decrease) in the number of shares of common stock offered by us would increase (decrease) pro forma consolidated net tangible book value per share by $0.06 per share and dilution per share to new investors purchasing shares in this offering by $0.06 per share, in each case assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters' over-allotment option is exercised in full, our pro forma consolidated net tangible book value per share would be $4.40, and the dilution per share to new investors purchasing shares in this offering would be $3.60.

        The following table sets forth, as of June 30, 2020, after giving effect to (i) the Reorganization, (ii) the issuance of an aggregate of 41,177 shares of common stock to our executive officers in connection with this offering, as described in "Certain Relationships and Related Party Transactions—Grants to Certain Executive Officers in Connection with This Offering," (iii) the conversion of our outstanding convertible notes into an aggregate of 2,373,003 shares of common stock in connection with this offering, and (iv) the issuance and sale of 18,750,000 shares of common stock in this offering, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, to us and the average price per share paid, or to be paid, by existing shareholders and by new investors purchasing shares in this offering, at the assumed initial public offering price of $8.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus:

	Shares Purchased		Total Consideration
	Number	Percent	Amount (in thousands)	Percent	Average Price Per Share
Existing shareholders	35,170,346	65.2%	$249,106	62.4%	$7.08
New investors	18,750,000	34.8	150,000	37.6	$8.00

Total	53,920,346	100%	$399,106	100%

        If the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by existing shareholders would decrease to 62.0% of the total number of shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors would increase to 38.0% of the total number of shares of common stock outstanding after this offering.

        To the extent that any outstanding options are exercised, new options are issued under our share-based compensation plans and are exercised, outstanding DSUs are converted to common stock, new DSUs are issued and are converted to common stock or we issue additional common stock in the future, there will be further dilution to new investors purchasing shares in this offering.

 SELECTED CONSOLIDATED FINANCIAL DATA

        We prepared the selected consolidated financial data using our consolidated financial statements for each of the periods presented. The selected consolidated financial data for each fiscal year in the three-year period ended December 31, 2019 and the balance sheet data as of December 31, 2019 and 2018 was derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated financial data as of and for the six months ended June 30, 2020 and for the six months ended June 30, 2019 was derived from our unaudited interim condensed consolidated financial statements appearing elsewhere in this prospectus. In the opinion of management, such unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. Results as of and for the six months ended June 30, 2020 are not necessarily indicative of results that may be expected for the entire year, and historical results are not necessarily indicative of results that may be expected for any future period. You should read this financial data in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2019	2018	2017	2020	2019
				(unaudited)
	(in thousands, except for share and per share amounts)
Statement of Loss Data:
Expenses:
Exploration	$1,248	$1,709	$1,179	$598	$527
Pre-development	2,318	2,527	2,408	1,048	1,140
General and administrative	4,845	4,396	6,494	3,257	2,689
Amortization	2,370	2,307	2,483	1,203	1,238

Total expenses	10,781	10,939	12,564	6,106	5,594
Dilution loss on affiliates	11,231	—	—	—	11,231
Equity loss in affiliates(1)	12,865	464	160	21,516	311
Net other expense	2,941	264	87	2,343	886

Loss before income taxes	37,818	11,667	12,811	29,965	18,022
Income tax benefit	—	(3)	—	—	—

Net Loss	$37,818	$11,664	$12,811	$29,965	$18,022

Net loss per share	$0.49	$0.16	$0.19	$0.37	$0.24

Weighted average shares outstanding to compute net loss per share	77,934,044	73,941,655	67,507,179	81,011,188	75,050,171
Pro forma net loss per share(2)	$0.57			$0.48

Weighted average shares outstanding to compute pro forma net loss per share(2)	52,818,475			54,068,312

(1)
Represents the 70.0% loss pickup under the equity method of accounting (i) from January 1, 2019 to May 29, 2019 for the year ended December 31, 2019, (ii) from January 1, 2019 to May 29, 2019 for the six months ended June 30, 2019 and (iii) for the years ended December 31, 2018 and 2017. Represents the 51.5% loss pickup under the equity method of accounting for (i) the six months ended June 30, 2020, (ii) from May 30, 2019 to December 31, 2019 for the year ended December 31, 2019 and (iii) from May 30, 2019 to June 30, 2019 for the six months ended June 30, 2019.

(2)
The pro forma information gives effect to the following: (i) the Reorganization, (ii) the issuance of an aggregate of 41,177 shares of common stock to our executive officers in connection with this offering, as described in "Certain Relationships and Related Party Transactions—Grants to Certain Executive Officers in Connection with This Offering," (iii) the conversion of our outstanding convertible notes into an aggregate of 2,373,003 shares of common stock in connection with this offering, (iv) the issuance and sale of 18,750,000 shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (v) the retirement of a portion of the Los Gatos Working Capital Facility and the funding of near-term debt service needs with a portion of the net proceeds of this offering as described in "Use of Proceeds," as if each such event occurred on the first day of the period presented. The pro forma information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $8.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) pro forma net loss per share by $0.01, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. A 1,000,000 share increase (decrease) in the number of shares of common stock offered by us would decrease (increase) pro forma net loss per share by $0.01, assuming the assumed initial public offering price remains the same.

	Year Ended December 31,			Six Months Ended June 30,
	2019	2018	2017	2020	2019
				(unaudited)
	(in thousands)
Cash Flow Data:
Net cash used by operating activities	$(12,295)	$(6,654)	$(8,204)	$(9,537)	$(4,273)
Net cash used by investing activities	(21,905)	(745)	(28,555)	(7,573)	(19,576)
Net cash provided by (used by) financing activities	39,828	(222)	42,678	9,979	25,466

	December 31, 2019	December 31, 2018	June 30, 2020
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$9,085	$3,457	$1,954
Total assets	154,295	146,561	136,147
Total liabilities	4,904	3,509	14,543
Total shareholders' equity	149,391	143,052	121,604

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        Our historical financial data discussed below reflects our historical financial condition and results of operations, which do not give effect to the Reorganization. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. These forward-looking statements involve risks and uncertainties. You should review "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by these forward-looking statements.

Overview

        We are a U.S.-based precious metals production, development and exploration company with the objective of becoming a premier silver producer. We are currently focused on the production and continued development of the Cerro Los Gatos Mine and the further exploration and development of the Los Gatos District:

  •
  The Cerro Los Gatos Mine, located within the Los Gatos District, Chihuahua, Mexico, consists of a 2,500 tpd polymetallic mine and processing facility that commenced production on September 1, 2019. For the year ended December 31, 2019, at the Cerro Los Gatos Mine, 357,342 tonnes were mined and 269,853 tonnes were processed at average grades of 229 g/t silver, 0.52 g/t gold, 1.97% lead and 3.03% zinc, with metallurgical recovery of 82.1% silver, 63.5% gold, 83.4% lead and 72.3% zinc, and 7,188 tonnes of lead concentrate were produced at average grades of 5,774 g/t silver, 10.9 g/t gold, 56.3% lead and 12.6% zinc, with metallurgical recovery of 67.3% silver, 55.2% gold, 76.0% lead and 11.1% zinc, and 9,320 tonnes of zinc concentrate were produced at average grades of 978 g/t silver, 1.26 g/t gold, 4.2% lead and 53.7% zinc, with metallurgical recovery of 14.8% silver, 8.3% gold, 7.4% lead and 61.2% zinc. For the six-months ended June 30, 2020, at the Cerro Los Gatos Mine, 288,882 tonnes were mined and 298,331 tonnes were processed at average grades of 195 g/t silver, 0.44 g/t gold, 2.22% lead and 3.41% zinc, with metallurgical recovery of 82.2% silver, 61.8% gold, 85.1% lead and 72.4% zinc, and 8,732 tonnes of lead concentrate were produced at average grades of 4,668 g/t silver, 8.1 g/t gold, 60.8% lead and 9.3% zinc, with metallurgical recovery of 70.1% silver, 54.6% gold, 80.0% lead and 8.0% zinc, and 11,915 tonnes of zinc concentrate were produced at average grades of 591 g/t silver, 0.79 g/t gold, 2.8% lead and 55.0% zinc, with metallurgical recovery of 12.1% silver, 7.3% gold, 5.1% lead and 64.4% zinc. The Los Gatos Technical Report, which has an effective date of July 1, 2020, estimates that the deposit contains 9.6 million diluted tonnes of proven and probable mineral reserves (or 5.0 million diluted tonnes of proven and probable mineral reserves on a 51.5% basis), with 6.4 million diluted tonnes of proven mineral reserves (or 3.3 million diluted tonnes of proven mineral reserves on a 51.5% basis) and 3.3 million diluted tonnes of probable mineral reserves (or 1.7 million diluted tonnes of probable mineral reserves on a 51.5% basis). Average proven and probable mineral reserve grades are 306 g/t silver, 0.35 g/t gold, 2.76% lead and 5.65% zinc.

  •
  The Los Gatos District, located in Chihuahua, Mexico, is located approximately 120 kilometers south of Chihuahua City and is comprised of a 103,087-hectare land position, constituting a new mining district. The Los Gatos District consists of 14 mineralized zones, which include three identified silver-lead-zinc deposits that contain mineral resources—the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit—as well as 11 additional high-priority targets defined by high-grade drill intersections and over 150 kilometers of outcropping quartz and calcite veins. The area is characterized by predominant silver-lead-zinc epithermal mineralization. On September 1, 2019, the LGJV commenced production at the Cerro Los Gatos Mine. A core component of the LGJV's business plan is to explore the highly prospective, underexplored Los Gatos District with the objective of identifying additional mineral deposits that can be mined and processed, possibly utilizing the Cerro Los Gatos Mine plant infrastructure.

Operating Expenses

Exploration Expenses

        We conduct exploration activities under mining concessions in Mexico. Historically, we also conducted exploration activities on patented and unpatented mining claims in the United States, which will be conducted in the future by SOP following the Reorganization. We expect exploration expenses to increase significantly as we continue to expand our exploration activities at the Los Gatos District and our other exploration properties. Our exploration expenses primarily consist of drilling costs, lease concession payments, assay costs and other geological and support costs at our exploration properties.

Pre-development Expenses

        Our pre-development expenses primarily relate to mining infrastructure improvements and scoping studies and care and maintenance activities at the Sunshine Complex. Our mining infrastructure improvement expenses include shaft repair, decline excavation and other underground development costs. Our care and maintenance expenses include facility and surface repair, utility costs and mine-dewatering costs. Pre-development activities at the Sunshine Complex will be conducted in the future by SOP following the Reorganization.

General and Administrative Expenses

        Our general and administrative expenses consist of salaries and benefits, stock compensation, professional and consultant fees, insurance and other general administration costs. Our general and administrative expenses are expected to increase significantly as we prepare to operate as a public company. We expect higher costs related to salaries, benefits, stock compensation, legal fees, compliance and corporate governance, accounting and audit expenses, stock exchange listing fees, transfer agent and other shareholder-related fees, directors' and officers' and other insurance costs, and other administrative costs. Immediately prior to the completion of this offering, we intend to enter into a Management Services Agreement with SOP, pursuant to which we will provide certain executive and managerial advisory services to SOP. SOP will reimburse us for costs of providing such services. See "Certain Relationships and Related Party Transactions—Reorganization and Management Services Agreement."

Equity Loss in Affiliates

        Our equity loss in affiliates relates to our proportional share of net income or loss incurred from the LGJV.

LGJV Arrangement Fee

        Our LGJV arrangement fee consists of arrangement fees related to the Dowa Term Loan and the Los Gatos Working Capital Facility. The arrangement fees are based on a fixed 2% and 15% interest rates for the Dowa Term Loan and the Los Gatos Working Capital Facility, respectively, and 70% of the outstanding principal of the respective facility. These arrangement fees are solely our responsibility.

Income Taxes

        As we have incurred substantial losses from our exploration and pre-development activities, we may receive further benefits in the form of deferred tax assets that can reduce our future income tax liabilities, if it is more likely than not that the benefit will be realized before expiration. Historically, we have not recognized these potential benefits in our financial statements and have fully reserved for such net deferred tax assets, as we believe it is more likely than not that the full benefit of these net deferred tax assets will not be realized before expiration. In connection with the Reorganization, we expect to use approximately $7,100 thousand of deferred tax assets to offset federal income tax liability.

Royalties

        Exploration activities are conducted on the Los Gatos District mining concessions in Mexico. Historically, exploration activities were conducted on patented and unpatented mining claims in the United States, which will be conducted in the future by SOP following the Reorganization. Mineral and concession lease payments are required to be paid to various entities to secure the appropriate claims or surface rights. Certain of these agreements also have royalty payments that were triggered when we began producing and selling metal-bearing concentrate. See "Business—The Los Gatos District—Location of the Los Gatos District and Access" and Note 4 to our December 31, 2019 audited consolidated financial statements.

Results of Operations

        The following table presents certain information relating to our operating results for the six months ended June 30, 2020 and 2019 and the years ended December 31, 2019, 2018 and 2017. In accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), these financial statements represent the consolidated financial position and results of operations of our Company and its subsidiaries (in thousands except for shares and per share data).

	Year Ended December 31,			Six Months Ended June 30,
	2019	2018	2017	2020	2019
				(unaudited)
Expenses:
Exploration	$1,248	$1,709	$1,179	$598	$527
Pre-development	2,318	2,527	2,408	1,048	1,140
General and administrative	4,845	4,396	6,494	3,257	2,689
Amortization	2,370	2,307	2,483	1,203	1,238

Total expenses	10,781	10,939	12,564	6,106	5,594
Other (income) expense:
Dilution loss on affiliates	11,231	—	—	—	11,231
Equity loss in affiliates	12,865	464	160	21,516	311
LGJV arrangement fee	2,988	283	—	2,285	895
Other (income) expense	(47)	(19)	87	58	(9)

Net other expense	27,037	728	247	23,859	12,428
Loss before income taxes	37,818	11,667	12,811	29,965	18,022

Income tax benefit	—	(3)	—	—	—

Net loss	37,818	11,664	12,811	29,965	18,022
Other comprehensive (income) loss:
Unrealized (gain) loss on securities, net of tax	(32)	(5)	25	—	5

Comprehensive loss	$37,786	$11,659	$12,836	$29,965	$18,027

Net loss per share: Basic and diluted	$0.49	$0.16	$0.19	$0.37	$0.24

Weighted average shares outstanding:
Basic and diluted	77,934,044	73,941,655	67,507,179	81,011,188	75,050,171

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

        For the six months ended June 30, 2020, we experienced a net loss of $29,965 thousand compared to a net loss of $18,022 thousand for the six months ended June 30, 2019. The $11,943 thousand increase in net loss was primarily attributable to the following:

  •
  General and administrative expense increased to $3,257 thousand for the six months ended June 30, 2020, compared to $2,689 thousand for the six months ended June 30, 2019, primarily due to increased compensation costs, consulting expenses and stock-based compensation expense.

  •
  Other expense increased to $23,859 thousand for the six months ended June 30, 2020, compared to $12,428 thousand for the six months ended June 30, 2019, primarily due to the $21,205 thousand increase in equity loss in affiliates, which principally consisted of our pro rata share of the LGJV's net loss of $38,365 thousand for the six months ended June 30, 2020, and the $1,390 thousand increase in LGJV arrangement fees payable exclusively by us, partially offset by the $11,231 thousand decrease in dilution loss on affiliates. The LGJV's operating loss for the six months ended June 30, 2020 resulted primarily from the continued mining and processing activities ramp-up to design throughput in early 2020, the government-mandated temporary suspension of operations for most of April and May 2020 due to the COVID-19 pandemic, unfavorable metals pricing during March and April 2020, and the resumption and ramp-up of mining operations in June 2020 once the temporary suspension was lifted. During this six-month period, the Cerro Los Gatos Mine operated at its designed throughput capacity for approximately one month while many costs remained fixed during the temporary suspension and the ramp-up periods, contributing to the net loss for the period.

        On a pro forma basis after giving effect to (i) the Reorganization, (ii) the issuance of an aggregate of 41,177 shares of common stock to our executive officers in connection with this offering, as described in "Certain Relationships and Related Party Transactions—Grants to Certain Executive Officers in Connection with This Offering," (iii) the conversion of our outstanding convertible notes into an aggregate of 2,373,003 shares of common stock in connection with this offering, (iv) the issuance and sale of 18,750,000 shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (v) the retirement of a portion of the Los Gatos Working Capital Facility and the funding of near-term debt service needs with a portion of the net proceeds of this offering as described in "Use of Proceeds," as if each such event occurred on the first day of the period presented, for the six months ended June 30, 2020, exploration expenses would have been $382 thousand; general and administrative expenses would have been $2,380 thousand and other expense would have been $23,094 thousand. Our net loss would have been $25,873 thousand, and our net loss per share would have been $0.48.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

        For the year ended December 31, 2019, we experienced a net loss of $37,818 thousand compared to a net loss of $11,664 thousand for the year ended December 31, 2018. The $26,154 thousand increase in net loss was primarily attributable to the following:

  •
  Exploration expense decreased to $1,248 thousand for the year ended December 31, 2019, compared to $1,709 thousand for the year ended December 31, 2018, due to reduced efforts on concessions outside of the LGJV district resulting in lower labor costs and Mexico concessions holding costs.

  •
  General and administrative expense increased to $4,845 thousand for the year ended December 31, 2019, compared to $4,396 thousand for the year ended December 31, 2018,

    primarily due to increased arrangement fees, partially offset by an increase in management fees charged to the LGJV for management services provided.

  •
  Other expense increased to $27,037 thousand for the year ended December 31, 2019, compared to $728 thousand for the year ended December 31, 2018, primarily due to the following events that occurred during 2019: the $11,231 thousand dilution loss from LGJV ownership reduction from 70% to 51.5%, the $12,401 thousand increase in equity loss in affiliates related to the LGJV and the $2,705 thousand increase in LGJV loan arrangement fees payable exclusively by us.

        On a pro forma basis after giving effect to (i) the Reorganization, (ii) the issuance of an aggregate of 41,177 shares of common stock to our executive officers in connection with this offering, as described in "Certain Relationships and Related Party Transactions—Grants to Certain Executive Officers in Connection with This Offering," (iii) the conversion of our outstanding convertible notes into an aggregate of 2,373,003 shares of common stock in connection with this offering, (iv) the issuance and sale of 18,750,000 shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (v) the retirement of a portion of the Los Gatos Working Capital Facility and the funding of near-term debt service needs with a portion of the net proceeds of this offering as described in "Use of Proceeds," as if each such event occurred on the first day of the period presented, for the year ended December 31, 2019, exploration expenses would have been $923 thousand; general and administrative expenses would have been $2,865 thousand and other expense would have been $26,527 thousand. Our net loss would have been $30,349 thousand and our net loss per share would have been $0.57.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

        For the year ended December 31, 2018, we experienced a net loss of $11,664 thousand compared to a net loss of $12,811 thousand for the year ended December 31, 2017. The $1,147 thousand decrease in net loss was primarily attributable to the following:

  •
  Exploration expense increased to $1,709 thousand for the year ended December 31, 2018, compared to $1,179 thousand for the year ended December 31, 2017, due to increases in mining claim activities and exploration personnel.

  •
  General and administrative expense decreased to $4,396 thousand for the year ended December 31, 2018, compared to $6,494 thousand for the year ended December 31, 2017, primarily due to higher management fees charged to the LGJV.

  •
  Other expense increased to $728 thousand for the year ended December 31, 2018, compared to $247 thousand for the year ended December 31, 2017, primarily due to an increase in the equity losses from affiliates related to LGJV operations and arrangement fees paid in connection with LGJV financing transactions in 2018.

Liquidity and Capital Resources

        As of June 30, 2020, and December 31, 2019, we had cash and cash equivalents of $1,954 thousand and $9,085 thousand, respectively, and working capital of $2,405 thousand and $14,990 thousand, respectively. The decrease in cash and cash equivalents and working capital was primarily due to increased investment in the LGJV, increased related-party receivables and other operation needs, partially offset by an increase in related-party convertible notes.

        For the six months ended June 30, 2020, we borrowed $10,000 thousand by issuing related-party convertible notes and the notes remain outstanding as of June 30, 2020. We did not have any related-party debt as of December 31, 2019. As of June 30, 2020, we could borrow an additional

$5,000 thousand by issuing convertible notes under the Convertible Note Purchase Agreement (as defined herein).

        We did not have any related-party debt as of December 31, 2019. We have no outstanding lines of credit or other bank financing arrangements. We guarantee 70.0% of the Dowa Term Loan and the Los Gatos Working Capital Facility as of June 30, 2020. We have certain arrangement fee obligations related to the Cerro Los Gatos Mine as detailed in the "LGJV Arrangement Fee" above. In 2019, we received $40,465 thousand in equity proceeds from our shareholders. In May 2019, we contributed $18,200 thousand to an LGJV entity to provide funding for a partial repayment of principal and interest related to the MPR Loan. In late May 2019, the MPR Loan was fully extinguished with a cash payment of $18,200 thousand and the conversion of the remaining $50,737 thousand of principal and interest to Dowa equity. The conversion of the remaining principal and interest increased Dowa's ownership in the LGJV entities to 48.5%. As of June 30, 2020, the approximate ownership of the LGJV entities is 51.5% in favor of the Company and 48.5% in favor of Dowa. Due to the LGJV ownership dilution, we recognized a dilution loss on affiliates of $11,231 thousand in May 2019. We have an option to repurchase the approximate 18.5% equity interest in the LGJV from Dowa by June 30, 2021, and only after the Los Gatos Working Capital Facility is repaid, for a total consideration of approximately $51,100 thousand and all costs incurred by Dowa in connection with its ownership of such equity interest, including, but not limited to, legal and accounting fees, capital contributions and taxes.

        We believe that, upon the completion of this offering, we will have sufficient cash and resources to carry out our business plans for at least the next 12 months. We are focused on our forward-looking liquidity needs. We are evaluating our ongoing fixed cost structure as well as decisions related to project retention, advancement and development. We will likely be required to raise capital or take other measures to fund future exploration and development. Significant development activities, if warranted, will require that we arrange for financing in advance of planned expenditures. In addition, we expect to continue to increase our current financial resources with external financings as long as our long-term business needs require us to do so. We manage liquidity risk through the management of our capital structure.

        We may be required to provide funds to the LGJV to support operations at the Cerro Los Gatos Mine which, depending upon the circumstances, may be in the form of equity, various forms of debt, joint venture funding or some combination thereof. There can be no assurance that additional funds will be available to us on acceptable terms, or at all.

Dowa Debt Agreements

        On January 1, 2015, we entered into a joint venture with Dowa to develop the LGJV. Dowa initially acquired a 30% interest in the LGJV and the right to purchase future zinc-concentrate production at market rates.

  Dowa Term Loan

        On July 11, 2017, we entered into a loan agreement (the "Dowa Term Loan") with Dowa whereby the LGJV could borrow up to $210,000 thousand to finance the development of the Los Gatos project. The principal amount of the Dowa Term Loan accrues interest daily at a rate of LIBOR plus 2.35%, and the interest was added to the amount borrowed until production commenced at the Los Gatos project. The LGJV is obligated to pay 14 consecutive semi-annual payments totaling the aggregate principal amount and capitalized interest beginning June 30, 2021, with payments made two business days prior to the end of each June and December. The maturity date for the Dowa Term Loan is two business days prior to December 31, 2027. The LGJV can prepay the loan from time to time, subject to a minimum amount. We guarantee 70.0% of the Dowa Term Loan. The Dowa Term Loan contains affirmative and negative covenants reasonably customary for similar facilities, with which the LGJV is in compliance in all material respects as of the date of this prospectus.

  Los Gatos Working Capital Facility

        On April 16, 2019, we entered into a memorandum of understanding with the LGJV and Dowa, whereby we made a capital contribution to the LGJV in the amount of $18,200 thousand in consideration for partial repayment of a previously existing loan with Dowa of $65,678 thousand entered into with Dowa as of January 23, 2018 (the "MPR Loan"). Under the terms of the memorandum, Dowa agreed to convert the remaining balance of $42,937 thousand outstanding under the MPR Loan in exchange for approximately 18.5% of the equity interests in the LGJV. This diluted our ownership in the LGJV to approximately 51.5%, with Dowa owning the remaining approximate 48.5%. Furthermore, the LGJV will be required to contribute dividend payments to an escrow account until an aggregate amount equal to $20,000 thousand has been deposited into the account, which is payable to Dowa as a priority dividend, as described in a priority distribution agreement dated May 30, 2019 among us, MPR, OSJ and Dowa. See "Business—The Los Gatos District—Priority Distribution Agreement." Following payment of $20,000 thousand to Dowa, dividends will be paid in accordance with the ownership of the LGJV. Under this memorandum of understanding and the terms of an option agreement dated May 30, 2019 among us, MPR, OSJ and Dowa, Dowa granted us an option to repurchase the approximate 18.5% equity interest in the LGJV from Dowa by June 30, 2021, and only after the Los Gatos Working Capital Facility is repaid, for a total consideration of approximately $51,100 thousand and all costs incurred by Dowa in connection with its ownership of such equity interest, including, but not limited to, legal and accounting fees, capital contributions and taxes. See "Business—The Los Gatos District—Option Agreement." If we do not exercise our option by June 30, 2021, the option will expire and cease to have any further effect, after which Dowa may sell all or a portion of the interest to a third party. As part of the memorandum of understanding, we entered into a working capital facility agreement dated May 30, 2019, with the LGJV and Dowa (the "Los Gatos Working Capital Facility"), under which Dowa agreed to provide a maximum of $60,000 thousand for the benefit of the LGJV. The interest under the Los Gatos Working Capital Facility is LIBOR plus 3%. We also guarantee 70% of this facility and are required to pay an arrangement fee on the borrowing, calculated as 15.0% per annum of 70.0% of the average daily principal amount outstanding during the relevant fiscal quarter. The Los Gatos Working Capital Facility contains affirmative and negative covenants reasonably customary for similar facilities, with which the LGJV is in compliance in all material respects as of the date of this prospectus. All principal amounts outstanding under the Los Gatos Working Capital Facility will be due on or before June 28, 2021. The full principal amount of the Los Gatos Working Capital Facility has been drawn down by the LGJV.

Convertible Notes

        On April 20, 2020, we entered into a Convertible Note Purchase Agreement with Electrum Silver US LLC (as amended, the "Convertible Note Purchase Agreement"). Pursuant to the Convertible Note Purchase Agreement, we may issue and sell to Electrum Silver US LLC or Electrum Silver US II LLC from time to time, convertible notes on the same terms under the Convertible Note Purchase Agreement until the earlier of (i) such time as the aggregate principal amount of principal indebtedness evidenced by all convertible notes issued and sold under the Convertible Note Purchase Agreement equals $15,000 thousand and (ii) April 20, 2021. Upon the consummation of a sale of equity securities in a bona fide equity financing, including this offering, that results in gross proceeds to us of at least $10,000 thousand from investors not affiliated with Electrum, the convertible notes, including any accrued but unpaid interest, may, at our option, (i) convert into shares of such equity securities at a price per share equal to the lesser of (A) 80% of the price per share of such equity securities and (B) $7.50 per share of such equity securities, subject to adjustment for any stock split (including as part of the Reorganization), stock dividend, reverse stock split, recapitalization or similar transactions, or (ii) be repaid in full. The outstanding principal amount of the convertible notes and any accrued but unpaid interest is due and payable on April 19, 2023. However, any conversion of the convertible notes into equity securities as described above shall be deemed a repayment of the convertible notes so converted. The convertible notes bear interest at a rate of 5.00% per annum, compounding annually. As of the date of this prospectus, we have issued $15,000 thousand aggregate principal amount of convertible notes and there is $187 thousand in accrued but unpaid interest.

Cash Flows

        The following table presents our sources and uses of cash for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2019	2018	2017	2020	2019
				(unaudited)
	(in thousands)
Net cash provided by (used by)
Operating activities	$(12,295)	$(6,654)	$(8,204)	$(9,537)	$(4,273)
Investing activities	(21,905)	(745)	(28,555)	(7,573)	(19,576)
Financing activities	39,828	(222)	42,678	9,979	25,466

Total change in cash	$5,628	$(7,621)	$5,919	$(7,131)	$1,617

        Cash used by operating activities was $9,537 thousand and $4,273 thousand for the six months ended June 30, 2020 and 2019, respectively. The $5,264 thousand increase was primarily due to an increase in related party receivables from the LGJV and net loss, after non-cash adjustments for equity loss in affiliates and stock-based compensation expense. Cash used by operating activities was $12,295 thousand, $6,654 thousand and $8,204 thousand for the years ended December 31, 2019, 2018 and 2017, respectively. The $5,641 thousand increase between December 31, 2019 and December 31, 2018 was primarily due to an increase in related party receivables from the LGJV. The $1,550 thousand decrease between December 31, 2018 and December 31, 2017 was primarily due to a decrease in net loss.

        Cash used by investing activities was $7,573 thousand and $19,576 thousand for the six months ended June 30, 2020 and 2019, respectively. The $12,003 thousand decrease was primarily due to the $18,200 investment in the LGJV in 2019, offset by the $7,573 thousand investment in the LGJV in 2020. Cash used by investing activities was $21,905 thousand, $745 thousand and $28,555 thousand for the years ended December 31, 2019, 2018 and 2017, respectively. The $21,160 thousand increase between December 31, 2019 and December 31, 2018 was primarily due to the $21,371 thousand investment in the LGJV. The $27,810 thousand decrease between December 31, 2018 and December 31, 2017 primarily reflects the $28,225 thousand investment in the LGJV in 2017.

        Cash provided by financing activities was $9,979 thousand and $25,466 thousand for the six months ended June 30, 2020 and 2019, respectively. The $15,487 thousand decrease was primarily due to the $25,466 thousand sales of common stock in 2019, partially offset by the $10,000 thousand increase in convertible notes in 2020. Cash provided (used) by financing activities was $39,828 thousand, $(222) thousand and $42,678 thousand for the years ended December 31, 2019, 2018 and 2017, respectively. Cash provided by financing activities primarily relates to sales of common stock and convertible notes. Cash used in financing activities primarily relates to treasury stock purchases.

Results of LGJV Operations

        The following table presents certain information relating to LGJV's financial condition and operating results for the years ended December 31, 2019 and 2018 and for the three-year period ended December 31, 2019. In accordance with U.S. GAAP, these financial statements represent the combined financial position and results of the LGJV. As of December 31, 2018 and 2017, our ownership of the LGJV was 70.0%. In connection with the extinguishment of the MPR Loan on May 30, 2019, our current ownership of the LGJV is approximately 51.5%.

LOS GATOS JOINT VENTURE
COMBINED BALANCE SHEETS
(in thousands)

	As of December 31,
	2019	2018
ASSETS
Current Assets
Cash and cash equivalents	$1,302	$11,231
Receivables	5,655	—
Inventories	11,374	1,886
VAT receivable	50,184	30,853
Restricted cash	—	2,219
Other current assets	1,672	6,747

Total current assets	70,187	52,936
Non-Current Assets
Mine development, net	182,602	99,994
Deferred financing costs	—	76
Property, plant and equipment, net	216,131	150,763

Total non-current assets	398,733	250,833
Total Assets	$468,920	$303,769

LIABILITIES AND OWNERS' CAPITAL
Current Liabilities
Accounts payable and other accrued liabilities	$43,287	$16,697
Dowa MPR Loan	—	65,670
Related party payable	6,875	1,377
Accrued interest	885	2,692
Equipment loans	6,948	5,227

Total current liabilities	57,995	91,663
Non-Current Liabilities
Dowa Term Loan	217,796	132,066
Working Capital Facility	60,000	—
Equipment loans	12,916	13,494
Reclamation obligations	11,314	10,524

Total non-current liabilities	302,026	156,084
Owners' Capital
Capital contributions	237,905	168,967
Paid-in capital	7,400	1,358
Accumulated deficit	(136,406)	(114,303)

Total owners' capital	108,899	56,022

Total Liabilities and Owners' Capital	$468,920	$303,769

 LOS GATOS JOINT VENTURE COMBINED
STATEMENTS OF LOSS
(in thousands)

	Year Ended December 31,
	2019	2018	2017
Sales	$36,508	$—	$—
Operating expenses
Cost of sales	30,339	—	—
Royalties	184	—	—
Exploration	208	—	—
General and administrative	2,587	83	116
Accretion expense	789	9	17
Depreciation, depletion and amortization	15,460	—	—

Total operating expenses	49,567	92	133
Other expense
Interest expense, net of capitalization	5,107	—	—
Arrangement fee	3,524	—	—
Other expense (income)	239	(53)	(11)
Foreign exchange loss	174	623	112

Net other expense	9,044	570	101

Net loss	$22,103	$662	$234

        At December 31, 2019 and 2018, the LGJV had current assets of $70,187 thousand and $52,936 thousand, respectively. The increase in total current assets was primarily due to an increase in value added tax and trade receivables, partially offset by decreases in cash and other current assets. At December 31, 2019 and 2018, the LGJV had noncurrent assets of $398,733 thousand and $250,833 thousand, respectively. The increase in noncurrent assets was primarily due to increased mine development assets and property, plant and equipment to develop new mining areas and complete site infrastructure, partially offset by accumulated depletion and depreciation that began in 2019.

        At December 31, 2019 and 2018, the LGJV had current liabilities of $57,995 thousand and $91,663 thousand, respectively. The decrease in current liabilities was primarily due to the extinguishment of the Dowa MPR Loan, partially offset by an increase in accounts payable and accrued liabilities. At December 31, 2019 and 2018, the LGJV had noncurrent liabilities of $302,026 thousand and $156,084 thousand, respectively. The increase in non-current liabilities was primarily due to an increase in borrowings under the Dowa Term Loan and the Working Capital Facility.

        For the year ended December 31, 2019, the LGJV had a $22,103 thousand net loss compared to a $662 thousand net loss for the year ended December 31, 2018. The increase in net loss was primarily due to the start and ramp up of production in 2019, as well as beginning to depreciate the assets placed in service and to expense interest and arrangement fees costs upon achieving production. Interest and arrangement fee costs were capitalized during the construction period. For the year ended December 31, 2018, the LGJV had a $662 thousand net loss compared to a $234 thousand net loss for the year ended December 31, 2017. The increase in net loss was primarily due to foreign exchange losses as the Mexican peso declined in value relative to the U.S. dollar reporting currency.

Contractual Obligations

        As of December 31, 2019, we had the following contractual obligations:

	Payments due by period (in thousands)
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Reclamation and remediation obligations(1)	$1,836	$—	$—	$1,836	$—
Mineral leases, concessions and agreements obligations(2)(3)	470	322	50	34	64

Total contractual obligations	$2,306	$322	$50	$1,870	$64

(1)
These obligations pertain to the Sunshine Complex and will be assumed by SOP as part of the Reorganization.

(2)
Does not contain product and sale royalty payments.

(3)
The lease from Metropolitan Mines Corporation Ltd. relating to certain mining claims at the Sunshine Mine requires monthly payments of $1 thousand until ore is produced from the Metropolitan property. This obligation has not been included in the table above as the time for commencing production is unknown. This obligation will be assumed by SOP as part of the Reorganization.

        In addition, we entered into commitments with federal and state agencies to lease surface and mineral rights. These leases are renewable annually.

Stock-Based Compensation

        We recognize all employee and director stock-based compensation as a cost in our consolidated financial statements. Equity-classified awards are measured at the grant date fair value of the award. We estimate the grant date fair value using the Black-Scholes option-pricing model using estimated amounts for volatility of our stock, the expected life of the awards, the fair value of the underlying shares, the risk-free interest rate and the expected dividend yield. The related expense is included as a component of either exploration, pre-development or general and administrative expenses over the requisite service period of the award.

        Our stock-based compensation includes DSUs granted to certain employees and directors, and stock options granted to employees, directors and various individuals and entities.

        In 2018, we granted 10,000 stock options at a strike price of $4.50 per share. In 2019, we granted 1,203,000 stock options at a strike price of $6.00 per share. During the six months ended June 30, 2020, we granted 1,596,667 stock options at a strike price of $6.00 per share.

        The total stock-based compensation expense incurred for the years ended December 31, 2019, 2018 and 2017 was $3,219 thousand, $2,392 thousand and $1,981 thousand, respectively. The total stock-based compensation expense incurred for the six months ended June 30, 2020 was $2,118 thousand.

        The following table sets forth stock option grant information from January 1, 2017 through June 30, 2020:

Grant Date	Options Granted	Exercise Price
2017(1)(2)(3)	2,181,250	$4.50
2018(4)	10,000	$4.50
2019(5)	1,203,000	$6.00
2020(6)(7)(8)	1,596,667	$6.00

(1)
We granted 1,035,500 options on August 31, 2017 with an exercise price of $4.50.

(2)
We granted 25,000 options on November 13, 2017 with an exercise price of $4.50.

(3)
We granted 1,120,750 options on December 16, 2017 with an exercise price of $4.50.

(4)
We granted 10,000 options on January 2, 2018 with an exercise price of $4.50.

(5)
We granted 1,203,000 options on May 3, 2019 with an exercise price of $6.00.

(6)
We granted 1,227,334 options on January 20, 2020 with an exercise price of $6.00.

(7)
We granted 328,000 options on January 30, 2020 with an exercise price of $6.00.

(8)
We granted 41,333 options on March 1, 2020 with an exercise price of $6.00.

Significant Factors, Assumptions and Methodologies used in Determining Fair Value of Share Based Payments

        Stock-based compensation expense for DSU awards is based on the estimated fair value of our common stock on the grant date.

        Stock-based compensation expense for options is based on the estimated fair value for each award on the grant date. We calculate the grant date fair value based on an option pricing model using estimated amounts for risk-free interest rate, dividend yield, estimated historical volatility of our common stock, the expected life of the awards and the estimated fair value of the underlying common stock. In addition to the assumptions used to calculate the fair value of the options, we are required to estimate the expected forfeiture rate of the option awards, and only recognize stock-based compensation expense for those option awards expected to vest. We recognize stock-based compensation expense as a component of either exploration, pre-development or general and administrative expense on a straight-line basis over the requisite service period of the award.

        The following assumptions were used to compute the fair value of the options granted:

	Grant Date
	Aug. 2017	Nov. 2017	Dec. 2017	Jan. 2018	May 2019	Jan. 2020	Mar. 2020
Risk-free interest rate	1.83%	2.18%	2.18%	2.18%	2.38%	1.63%	1.63%
Dividend yield	—	—	—	—	—	—	—
Estimated volatility	66.40%	65.90%	65.80%	65.80%	66.80%	62.20%	62.20%
Expected option life	6 years	6 years	6 years	6 years	6 years	6 years	6 years

        The following assumptions were used to compute the fair value of the options, that are required to be revalued each reporting period, as of the dates indicated:

	December 31,			June 30,
	2019	2018	2017	2020
Risk-free interest rate	1.76%	2.55%	2.26%	0.39%
Dividend yield	—	—	—	—
Estimated volatility	63.60%	65.90%	65.50%	66.60%
Expected option life	6 years	6 years	6 years	6 years

        The risk-free interest rate assumption was based on the U.S. treasury constant maturity yield at the date of the grant over the expected life of the option. No dividends are expected to be paid. We calculated the estimated volatility based on the historical volatility of a group of peer companies' common stock over the expected option life. The peer information was used because we were not publicly traded at the time of the grant, and therefore did not have the market trading history required to calculate a meaningful volatility factor. The computation of expected option life was determined based on a reasonable expectation of the option life prior to the option being exercised or forfeited. Based upon our expectation of forfeiture for these grants, we estimated a forfeiture rate of zero for our executive and director option grants, and a forfeiture rate of 10% for our employee option grants.

        As of June 30, 2020, there was approximately $7,751 thousand of unrecognized stock-based compensation expense related to option awards that we expect to recognize over a weighted average vesting period of 2.1 years.

Common Stock Valuation

        We estimated the fair value of our common stock in 2017, 2018, 2019 and 2020 based on resource multiples, discounted cash flows, comparable property values, comparable public company equity values, changes in comparable public company equity values, and a discount for a lack of marketability. Based on this market data, the corresponding fair value of per share common stock was used in valuing the options and DSUs granted in 2017, 2018, 2019 and 2020.

Off Balance Sheet Arrangements

        Other than the advanced royalty payments included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations" above, we have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our shareholders.

Critical Accounting Policies

        Listed below are the accounting policies that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability or expense that is being reported.

Equity Method Investment

        We account for our investment in affiliates using the equity method of accounting whereby, after valuing the initial investment, we recognize our proportional share of results of operations of the affiliate in its consolidated financial statements. Equity method investments are reviewed periodically for other-than-temporary decline in value. Our investment in the LGJV is presented as investment in affiliates in the consolidated balance sheet. The difference between the carrying amount of the investment in affiliates and our equity in the LGJV's net assets is due to value of mineral resources at MPR. We incur certain costs on behalf of the LGJV, primarily related to a project development loan arrangement fee. Our proportional share of such costs are reported as an investment in affiliate and the residual costs, related to Dowa's proportional ownership, are reported in the statement of loss.

Mineral Properties and Carrying Value of Long-Lived Assets

        Mineral property acquisition costs are recorded at cost and are deferred until the viability of the property is determined. Exploration, mineral property evaluation, option payments, related acquisition costs for mineral properties acquired under option agreements, general overhead, administrative and holding costs to maintain a property on a care and maintenance basis are expensed in the period they are incurred. When proven and probable mineral reserves are determined for a property, subsequent development costs on the property are capitalized. If a project were to be put into production, capitalized development costs would be depleted on the units of production basis determined by the proven and probable mineral reserves for that project.

        Existing proven and probable mineral reserves and value beyond proven and probable mineral reserves, including mineralization other than proven and probable mineral reserves and other material that is not part of the measured, indicated or inferred resource base, are included when determining the fair value of mine site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. The term "recoverable minerals" refers to the estimated amount of silver or other commodities that will be obtained after taking into account losses during mining, mineral resources processing and treatment and ultimate sale. Estimates of recoverable minerals from such exploration-stage mineral interests are risk-adjusted based on management's relative confidence in such materials. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups. We review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on estimated quantities of recoverable minerals, expected silver and other commodity prices (considering current and historical prices, trends and related factors), production levels, operating costs, capital requirements and reclamation costs, all based on LOM plans. No impairment tests have been required during the periods presented.

        Various factors could impact our ability to achieve our forecasted production schedules from proven and probable mineral reserves. Additionally, production, capital and reclamation costs could differ from the assumptions used in the cash flow models used to assess impairment. The ability to achieve the estimated quantities of recoverable minerals from exploration-stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proven and probable mineral reserves have been identified, due to the lower level of confidence that the identified mineral resources could ultimately be mined economically. Assets classified as exploration potential have the highest level of risk that the carrying value of the asset can be ultimately realized, due to the still lower level of geological confidence and economic modeling.

Reclamation Obligations

        Reclamation obligations are recognized when incurred and are initially measured at fair value and subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's remaining useful life. Reclamation obligations are based on when the spending for an existing environmental disturbance will occur. We review, on at least an annual basis, the reclamation obligation at the Sunshine Mine in accordance with guidance for accounting for asset retirement obligations.

        Accounting for reclamation obligations requires management to make estimates unique to the Sunshine Mine relating to the future costs we will incur to complete the reclamation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation work required. Any such increases in future costs could materially impact the amounts charged to earnings for reclamation.

Income and Mining Taxes

        We recognize the expected future tax benefit from deferred tax assets when the tax benefit is considered to be more likely than not of being realized. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in the United States and Mexico. Refer above to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Mineral Properties and Carrying Value of Long-Lived Assets" above for a discussion of the factors that could cause future cash flows to differ from estimates. To the extent that future cash flows and taxable income differ significantly from estimates, our ability to realize deferred tax assets recorded at the balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which we operate could limit our ability to obtain the future tax benefits represented by our deferred tax assets recorded at the reporting date.

        Our properties involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state and Mexico tax audits. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues, if any, in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If an estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Jumpstart Our Business Startups Act of 2012

        The JOBS Act permits us, as an "emerging growth company," to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies. The decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Quantitative and Qualitative Disclosures About Market Risk

Commodity Price Risk

        We engage in the production of concentrates containing silver, lead, zinc and gold at the Cerro Los Gatos Mine and commenced production on September 1, 2019. Accordingly, we expect the principal source of future revenue at the LGJV to be the sale of concentrates containing silver, and to a lesser extent, lead and zinc. A significant and sustained decrease in the price of these metals from current levels could have a material and negative impact on our business, financial condition and results of operations.

Foreign Currency Risk

        Although most of our expenditures are in U.S. dollars, certain purchases of labor, operating supplies and capital assets are denominated in other currencies, primarily the Mexican peso. As a result, currency exchange fluctuations may impact the costs of our operations.

Concentration of Risk

        We have placed nearly all of our cash investments with a single, high-quality financial institution. All cash equivalents are invested in high-quality, short-term money market instruments, including government securities, bankers' acceptances, bank notes, certificates of deposit, commercial paper and repurchase agreements of domestic and foreign issuers. At no time have we had funds invested in asset-backed commercial paper. We have not experienced any losses on our cash investments.

 SILVER INDUSTRY OVERVIEW

The Silver Market

Overview

        Silver is one of the eight precious, or noble, metals; the others are gold and the six platinum-group metals. Silver occurs naturally in its solid metallic state and is commonly associated with deposits of gold, copper, lead and zinc as a secondary metal. Silver is distinct from other precious metals in that it is both used in industrial applications and as an investment asset.

        Silver has a number of distinctive physical and chemical properties that make it an essential component in numerous industrial applications, including its strength, malleability, conductivity and ductility, its sensitivity to and high reflectance of light and its ability to endure extreme temperature ranges. These properties restrict its substitution in most applications. Silver is one of the world's best conductors of electricity and is used in electronic components of common items such as solar panel photovoltaic cells, computers, televisions and cell phones.

        Silver has also been used as a medium of exchange since earliest recorded history. From the time of the Roman Empire until the 19th century, most nations were on a silver standard with silver coins forming the main circulating currency. While it is no longer widely used as circulating currency, silver is still widely sought by investors for its store of value attributes. In particular, silver is viewed as an attractive hedge against a decrease in the value of currency and inflation during times of economic uncertainty.

Silver Demand

        The three principal drivers of silver demand are industrial applications, consumer use and investment. According to The Silver Institute's World Silver Survey 2020, demand for industrial applications is mainly driven by electrical and electronics uses, which accounted for 58.3% of industrial demand and 30.0% of total demand in 2019. Jewelry accounted for 20.3% of total demand and net physical investment represented 18.8% of total demand.

        Silver demand grew 0.4% in 2019 to a three-year high of 991.8 million ounces, from 988.3 million ounces the previous year, driven by a 12.3% surge in demand for net physical investment. This was offset by declines in silverware and other industrials. Silver remains difficult to substitute in many areas, and outside of a dip in 2009, demand for industrial applications has remained broadly flat since 2007. There was healthy photovoltaic demand in 2019, with support from structural changes in demand, such as vehicle electrification.

World Physical Silver Demand in 2019 (%)

Source: The Silver Institute, World Silver Survey 2020

  Industrial Applications

        Traditional industrial applications of silver include batteries, bearings, brazing and catalysts. Silver, which is the best conductor of electricity among all metals, is used in virtually all electronics. In addition to traditional industrial uses, increases in emerging applications for silver, such as in the electric powertrain and other applications that are increasingly featured in hybrid internal combustion engine cars and electric vehicles, as well as LCD and RFID technologies, are expected to continue to augment industrial demand. Emerging applications include the advent of flexible electronics in which silver batteries play a prominent role, utilizing silver's reflectivity as a component in solar cells to produce "green" electricity and utilizing silver's antimicrobial properties in medical applications and in the prevention of algae build-up in water purification systems.

        Global industrial demand, which represented 51.5% of total silver demand in 2019, totaled 511.5 million ounces, flat from 2018. A 6.7% increase in silver demand from the photovoltaic sector was offset by an annual decrease in the electronics and electrical sector. Combined, China, the United States and Japan accounted for 347.1 million ounces, representing 67.9% of total 2019 industrial demand.

        The electrical and electronics sector has consistently ranked as the largest source of industrial silver demand. Silver's electrical and thermal conductive properties make it ideal for multiple high-performance electronics and high voltage circuits, connectors and other electrical components, which are all integral parts of electronics. Such uses include switches, contacts, fuses, superconductors and printed circuit boards, which are contained in computers, mobile phones and other smart technologies. According to The Silver Institute's World Silver Survey 2020, silver demand from the electrical and electronics sector reached 297.6 million ounces in 2019. At 84.7 million ounces, Japan accounted for 28.5% of 2019 electrical and electronics demand, with China (23.3%) and the United States (21.0%) also accounting for significant demand.

        Historically, photographic uses represented a large source of silver demand, accounting for 74% of total silver demand in 1999. However, photographic use has since declined significantly, driven by the transition from silver halide to digital technology, especially in the area of consumer film. In 2019, photographic uses accounted for just 3.4% of total silver demand, according to The Silver Institute's World Silver Survey 2020.

        While photographic uses have declined, new technologies have emerged. For example, accelerated growth in the solar panel market has contributed to silver industrial demand in recent years. Silver is used both as a conductor in solar cells and as a reflector in mirrors used to concentrate solar energy. Demand for silver from photovoltaics accounted for 19.3% of industrial demand and 10.0% of total physical silver demand in 2019, according to The Silver Institute's World Silver Survey 2020.

  Consumer Use

        Silver's luster, resistance to tarnishing and malleability are properties well suited for the fabrication of jewelry and silverware. For these uses, silver is often alloyed to a small proportion of other metals, such as copper, to harden it. Sterling silver, for example, is 92.5% silver and 7.5% copper and has been the standard in many countries for silver jewelry since the 14th century.

        According to The Silver Institute's World Silver Survey 2020, in 2019, the jewelry sector accounted for 20.3% of total demand for silver, while silverware accounted for 6.0% of total demand. In 2019, demand for jewelry (201.3 million ounces) and silverware (59.8 million ounces) declined 0.9% and 8.6% year-on-year, respectively. Jewelry demand is driven primarily from South Asia and East, which accounted for 134.4 million ounces, or 66.8% of global demand in 2019. Since 2014, India has been the world's largest silver jewelry consumer; in 2019, demand from India fell 4.8% to 69.0 million ounces as an economic slowdown, erratic monsoons and the deepening liquidity crunch all negatively impacted demand. Other large global markets include Thailand and China (representing 14.2% and 11.3%, respectively, of 2019 global demand). India is also the world's largest consumer of silverware, accounting for 41.2 million ounces, or 68.9%, of 2019 global silverware demand in 2019.

  Investment

        Silver has been a store of monetary value for over 4,000 years, and it continues to play an important part in investor portfolio diversification. Historically, the price of silver has shown at times a high correlation to the price of gold as a result of investment demand, and has been at times viewed as an attractive hedge against a decrease in the value of currency and inflation, attracting investors during times of uncertainty.

        Identifiable physical investment demand increased by 12.3% to 186.1 million ounces in 2019, the largest one-year increase since 2015. The Silver Institute attributes this rise to improved safe haven demand for precious metals from uncertainties stemming from the US-China trade dispute and a manufacturing slowdown in several industrialized countries.

        Investment demand for silver has represented a significant portion of total annual silver supply over the last decade. Over the last ten years, investment in coins and metals amounted to 1.1 billion ounces, which was one-tenth of total silver supply over that period. Silver investment demand flourished in the aftermath of the financial crisis and during the height of economic uncertainty in the Eurozone. Between 2013 and 2015, silver physical investment accounted for more than 22% of annual supply, with a peak of 28% recorded in 2015, according to GFMS, formerly known as Gold Fields Mineral Services ("GFMS"). In addition, silver ETP holding rose 13% to 729 million ounces, the largest year-over-year increase since 2010.

Silver Supply

        Silver supply is primarily driven by mined silver production, which, according to The Silver Institute's World Silver Survey 2020, accounted for 81.7% of supply in 2019. Recycling largely accounted for the remainder of silver supply. Global silver supply increased 0.6% year-over-year in 2019 to 1,023 million ounces compared to 1,016.8 million ounces in 2018.

        Mine silver output in 2019 declined for the fourth consecutive year, falling 1.3% to 836.5 million ounces from 847.8 million ounces in 2018. These recent production declines follow 13 consecutive years of growth. The decrease in silver supply was largely driven by lower grades at primary silver mines, lower silver production from copper mines and losses from production disruptions. In Peru, Compañía de Minas Buenaventura's Uchucchacua Mine saw silver production decrease from a 27% decline in grades and experienced a 21-day strike; Hochschild Mining's Arcata Mine was placed into care and maintenance early in the year; and declining silver grades were a factor at large primary copper mines. In Mexico, Fresnillo plc achieved lower grades at several of its mines; First Majestic Silver Corp.'s San Martin Mine and Endeavour Silver's El Cubo Mine were placed on care and maintenance; and blockades resulted in Newmont Corporation's Peñasquito Mino being suspended for 90 days.

        Mexico was the world's largest silver mining country in 2019 (190.3 million ounces, down 2.2% from 2018), followed by Peru (135.4 million ounces, down 7.6% from 2018) and China (110.7 million ounces, up 0.06% from 2018). The chart below illustrates global mined silver production from 2011 through 2019.

Global Mined Silver (Moz)

Source: The Silver Institute, World Silver Survey 2020

        In 2019, just 28.7% of silver produced globally (240.0 million ounces) was derived from primary silver mines, down 3.8% from 249.4 million ounces produced from primary silver mines in 2018. The remaining 71.3% of silver mined in 2019 was a by-product of lead/zinc, copper, gold and other operations. By-product silver production, which represents over two-thirds of global silver production, is typically inelastic with respect to the silver price.

        Global recycled silver supply also expanded slightly in 2019 by 1.3% to 169.9 million ounces. Industrial recycling is the largest source of recycled silver and rose for the fifth consecutive year. An increase in recycled supply was recorded across all regions, other than the Commonwealth of Independent States. Recycled supply from North America was the highest in 2019, representing 33.8% of the global total.

Silver Supply from Recycling (Moz)

Source: The Silver Institute, World Silver Survey 2020

        Historically, another source of supply has been government sales, which amounted to 44 million ounces in 2010, according to GFMS data. However, government sales of silver stocks were minimal in the early part of this decade, and GFMS estimates that no significant sales have occurred since 2013.

        A combination of a slightly higher demand and a slightly higher supply in 2019 compared to 2018 resulted in a surplus of 31.3 million ounces, or 3.1% of silver demand, according to The Silver Institute's World Silver Survey 2020. Net investment in exchange traded products of 81.7 million ounces helped to propel the net silver balance to a 50 million ounce deficit, or approximately 5% of demand.

2011-2019 Global Silver Supply and Demand (Moz)

	2011	2012	2013	2014	2015	2016	2017	2018	2019
Supply
Mine Production	760.1	792.7	840.3	877.5	892.9	892.3	863.4	847.8	836.5
Recycling	232.9	216.0	192.7	174.9	166.5	164.4	167.7	167.7	169.9
Net Hedging Suplpy	11.9	—	—	10.7	2.2	—	—	—	15.7
Net Official Sector Sales	4.8	3.6	1.7	1.2	1.1	1.1	1.0	1.2	1.0

Total Supply	1,009.7	1,012.4	1,034.7	1,064.2	1,062.6	1,057.8	1,032.2	1,016.8	1,023.1
Demand
Industrial	508.1	450.5	460.8	449.6	456.2	490.3	517.2	511.5	510.9
...of which photovoltaics	68.4	55.0	50.5	48.4	54.1	93.7	101.8	92.5	98.7
Photography	61.6	52.5	45.8	43.6	41.2	37.8	35.1	34.2	33.7
Jewelry	162.2	159.2	187.1	193.5	202.6	189.2	196.3	203.1	201.3
Silverware	41.5	40.1	45.7	52.4	56.6	52.3	57.7	65.4	59.8
Net Physical Investment	272.0	240.8	300.1	282.6	310.4	213.9	156.2	165.7	186.1
Net Hedging Demand	—	40.4	29.3	—	—	12.0	2.1	8.4	—
Total Demand	1,045.4	983.5	1,068.9	1,021.6	1,067.0	995.5	964.7	988.3	991.8

Market Balance	(35.7)	28.9	(34.2)	42.6	(4.4)	62.3	67.5	28.5	31.3
Net Investment in ETPs	(18.9)	53.6	4.6	(0.5)	(17.2)	50.9	6.8	(22.3)	81.7

Market Balance less ETPs	(16.9)	(24.7)	(38.8)	43.1	12.8	11.3	60.7	50.8	(50.4)

Source: The Silver Institute, World Silver Survey 2020

Markets and Outlook

        The price of silver has experienced significant volatility over the last 25 years. The price of silver averaged approximately $4.71/oz from 2000 through the end of 2003. Beginning in 2004, the price of silver began to appreciate considerably, reaching a high of $48.70/oz in April 2011. This significant ascent in the price of silver was driven in part by investors' heightened risk aversion amid concerns over the possible effects of quantitative easing measures introduced in the wake of the global financial crises of 2008 and 2009. Subsequent to April 2011, the silver price trended lower, with the average annual price declining for four consecutive years between 2012 and 2015, reaching a low of $13.65/oz in December 2015. Between January 1, 2016 and September 30, 2020, the price of silver traded within a range of $12.01 and $28.89/oz.

        In 2019, the average LBMA silver price increased 3.4% year-over-year to $16.21/oz. In 2019, the price of silver reached a high of $19.31/oz, a low of $14.38/oz and ended the year at $18.05/oz. The largest contributor to silver price movements is believed to be the ongoing trade dispute between the U.S. and China, which has had the impact of strengthening the U.S. dollar and weighing on the price of silver and other precious metals. The U.S. Federal Reserve took a dovish stance through 2019, as it lowered the federal funds rate three times.

        The price of silver rallied strongly to multi-year highs in September 2020. As of September 30, 2020, the LBMA silver price has increased 31% compared to the year-end 2019 price. The recent silver price appreciation is believed to have been driven by accommodative monetary policy, aggressive stimulus measures and accelerating investment demand in the midst of the COVID-19 pandemic, as well as disrupted production and a recovery in industrial consumption. These factors have enhanced silver's appeal to investors seeking a hedge against inflation, a decrease in the value of the U.S. dollar and general economic and geopolitical uncertainty. Trading volumes at futures and options exchanges have increased significantly, and ETPs inflows have been strong. As of September 30, 2020, silver has a long-term research analyst average consensus price outlook of $20.00/oz.

        A chart indicating silver prices between January 1, 2000 and September 30, 2020 is set out below. As of September 30, 2020, the price of silver was $23.73/oz.

January 2000—August 2020 Silver Price (US$/oz Ag)

Source: S&P Capital IQ

        The following chart shows the comparative return of an investment in silver versus certain other investments:

Comparative Returns to September 30, 2020

	Percentage Change
	1-Year	5-Year	10-Year
Silver	36.7%	60.0%	6.8%
Gold	28.1%	69.1%	44.1%
Oil	(25.6%)	(10.8%)	(49.7%)
S&P 500	13.0%	75.2%	194.7%
FTSE	(20.8%)	(3.2%)	5.7%
Nikkei	6.6%	33.3%	147.5%
MSCI World Index	8.6%	49.6%	100.8%
$/EUR	(7.0%)	(4.6%)	16.3%

Source: Bloomberg

BUSINESS

Our Company

        We are a U.S.-based precious metals production, development and exploration company with the objective of becoming a premier silver producer. We were formed on February 2, 2011, when our predecessor Precious Metals Opportunities LLC, which was formed in December 2009, converted to a Delaware corporation. On March 1, 2011, Los Gatos Ltd. merged with and into us to form Sunshine Silver Mines Corporation. In 2014, we changed our name to Sunshine Silver Mining & Refining Corporation. In connection with the Reorganization, we intend to change our name to Gatos Silver, Inc.

Our Principal Projects

        We are currently focused on the production and continued development of the Cerro Los Gatos Mine and the further exploration and development of the Los Gatos District:

  •
  The Cerro Los Gatos Mine, located within the Los Gatos District, Chihuahua, Mexico, consists of a 2,500 tpd polymetallic mine and processing facility that commenced production on September 1, 2019. For the year ended December 31, 2019, at the Cerro Los Gatos Mine, 357,342 tonnes were mined and 269,853 tonnes were processed at average grades of 229 g/t silver, 0.52 g/t gold, 1.97% lead and 3.03% zinc, with metallurgical recovery of 82.1% silver, 63.5% gold, 83.4% lead and 72.3% zinc, and 7,188 tonnes of lead concentrate were produced at average grades of 5,774 g/t silver, 10.9 g/t gold, 56.3% lead and 12.6% zinc, with metallurgical recovery of 67.3% silver, 55.2% gold, 76.0% lead and 11.1% zinc, and 9,320 tonnes of zinc concentrate were produced at average grades of 978 g/t silver, 1.26 g/t gold, 4.2% lead and 53.7% zinc, with metallurgical recovery of 14.8% silver, 8.3% gold, 7.4% lead and 61.2% zinc. For the six-months ended June 30, 2020, at the Cerro Los Gatos Mine, 288,882 tonnes were mined and 298,331 tonnes were processed at average grades of 195 g/t silver, 0.44 g/t gold, 2.22% lead and 3.41% zinc, with metallurgical recovery of 82.2% silver, 61.8% gold, 85.1% lead and 72.4% zinc, and 8,732 tonnes of lead concentrate were produced at average grades of 4,668 g/t silver, 8.1 g/t gold, 60.8% lead and 9.3% zinc, with metallurgical recovery of 70.1% silver, 54.6% gold, 80.0% lead and 8.0% zinc, and 11,915 tonnes of zinc concentrate were produced at average grades of 591 g/t silver, 0.79 g/t gold, 2.8% lead and 55.0% zinc, with metallurgical recovery of 12.1% silver, 7.3% gold, 5.1% lead and 64.4% zinc. The Los Gatos Technical Report, which has an effective date of July 1, 2020, estimates that the deposit contains 9.6 million diluted tonnes of proven and probable mineral reserves (or 5.0 million diluted tonnes of proven and probable mineral reserves on a 51.5% basis), with 6.4 million diluted tonnes of proven mineral reserves (or 3.3 million diluted tonnes of proven mineral reserves on a 51.5% basis) and 3.3 million diluted tonnes of probable mineral reserves (or 1.7 million diluted tonnes of probable mineral reserves on a 51.5% basis). Average proven and probable mineral reserve grades are 306 g/t silver, 0.35 g/t gold, 2.76% lead and 5.65% zinc.

  •
  The Los Gatos District, located in Chihuahua, Mexico, is located approximately 120 kilometers south of Chihuahua City and is comprised of a 103,087-hectare land position, constituting a new mining district. The Los Gatos District consists of 14 mineralized zones, which include three identified silver-lead-zinc deposits that contain mineral resources—the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit—as well as 11 additional high-priority targets defined by high-grade drill intersections and over 150 kilometers of outcropping quartz and calcite veins. The area is characterized by predominant silver-lead-zinc epithermal mineralization. On September 1, 2019, the LGJV commenced production at the Cerro Los Gatos Mine. A core component of the LGJV's business plan is to explore the highly prospective, underexplored Los Gatos District with the objective of identifying additional mineral deposits that can be mined and processed, possibly utilizing the Cerro Los Gatos Mine plant infrastructure.

        Prior to our initial acquisition of exploration concession rights in April 2006, very limited historical prospecting and exploration activities had been conducted in the Los Gatos District. We were able to acquire concessions covering approximately 103,087 hectares and, through our exploration, discovered a virgin silver region containing high-grade epithermal vein-style mineralization throughout the Los Gatos District concession package.

        In 2008, we negotiated surface access rights with local ranch owners and obtained the necessary environmental permits for drilling and road construction. Through 2015, we purchased all the surface lands required for the Cerro Los Gatos Mine development. Environmental baseline data collection began in May 2010 and was completed in 2016 and approved in 2017 to prepare for the development of future environmental studies required for the Cerro Los Gatos Mine. In 2014, we partnered with Dowa to finance and develop the Cerro Los Gatos Mine and pursue exploration in the Los Gatos District. We and Dowa formed a Mexico-incorporated co-owned operating company, MPR, which owns certain surface and mineral rights associated with the Los Gatos District. In connection with the formation of the LGJV, we entered into the Unanimous Omnibus Partner Agreement, which governs our and Dowa's respective rights over the LGJV. We own approximately 51.5% of the LGJV, with Dowa owning the remainder. Despite owning the majority interest in the LGJV, we do not exercise control over the LGJV due to certain provisions contained in the Unanimous Omnibus Partner Agreement that currently require unanimous partner approval of all major operating decisions (such as certain approvals, the creation of security interests on property, any initial public offering of the joint venture, and litigation settlements). We intend to exercise our right to repurchase an 18.5% interest in the LGJV from Dowa, increasing our ownership to approximately 70.0%. Following this increase in our ownership interest in the LGJV, we will continue to not exercise control over the LGJV due to the provisions contained in the Unanimous Omnibus Partner Agreement that currently require unanimous partner approval of all major operating decisions. See "—The Los Gatos District—Unanimous Omnibus Partner Agreement."

        We believe that we have strong support from the local community, with over 130 employees from the local community working across multiple areas involving the continued underground development, construction of the surface facilities and operation of the Cerro Los Gatos Mine. Over 99% of the approximate 540 employees at the Cerro Los Gatos Mine hail from Mexico, highlighting our commitment to the local workforce.

        Our primary areas of focus have been constructing and commissioning the Cerro Los Gatos Mine and defining and expanding the mineral resources associated with the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit. As of July 1, 2020, 739 exploration drill holes have been completed in the Los Gatos District, totaling 259,060 meters. The Los Gatos Technical Report estimates that the Cerro Los Gatos Mine contains 10.4 million tonnes of measured and indicated resources (or 5.4 million tonnes of measured and indicated resources on a 51.5% basis) inclusive of mineral reserves, at average grades of 269 g/t silver, 2.7% lead, 5.5% zinc, 0.34 g/t gold and 0.11% copper, or 3.5 million tonnes of measured and indicated resources (or 1.8 million tonnes of measured and indicated resources on a 51.5% basis) exclusive of mineral reserves, at average grades of 154 g/t silver, 2.2% lead, 4.3% zinc and 0.29 g/t gold, and 3.7 million tonnes of inferred resources (or 1.9 million tonnes of inferred resources on a 51.5% basis), at average grades of 107 g/t silver, 2.8% lead, 4.0% zinc and 0.28 g/t gold. The mineral resource estimates for the Cerro Los Gatos Mine have an effective date of September 6, 2019 and have not been updated since that time. The mineral resource estimates contained in the Los Gatos Technical Report are presented on an undiluted basis without adjustment for mining recovery.

        The Los Gatos Technical Report estimates that the Esther deposit contains 0.46 million tonnes of indicated resources (or 0.24 million tonnes of indicated resources on a 51.5% basis) at average grades of 133 g/t silver, 0.04 g/t gold, 0.02% copper, 0.70% lead and 2.10% zinc, and 2.29 million tonnes of inferred resources (or 1.18 million tonnes of inferred resources on a 51.5% basis) at average grades of 98 g/t silver, 0.12 g/t gold, 0.05% copper, 1.60% lead and 3.00% zinc; and the Amapola deposit contains 0.25 million tonnes of indicated resources (or 0.13 million tonnes of indicated resources on a 51.5% basis) at average grades of 135 g/t silver, 0.10 g/t gold, 0.02% copper, 0.10% lead and 0.30% zinc, and 3.44 million tonnes of inferred resources (or 1.77 million tonnes of inferred resources on a 51.5% basis) at average grades of 140 g/t silver, 0.10 g/t gold, 0.03% copper, 0.20% lead and 0.30% zinc. The mineral resource estimates for the Esther and Amapola deposits have an effective date of December 21, 2012 and have not been updated since that time. The mineral resource estimates contained in the Los Gatos Technical Report are presented on an undiluted basis without adjustment for mining recovery.

        Since the acquisition of the Los Gatos District concession package, we, Dowa and the LGJV have invested approximately $500 million in the development of the Cerro Los Gatos Mine. The Cerro Los Gatos Mine is currently in production. The first lead concentrate was shipped on September 3, 2019, and the first zinc concentrate was shipped on September 4, 2019. We anticipate increasing production to the designed 2,500 tpd rate by the end of the first quarter of 2021.

        Our objectives at the Cerro Los Gatos Mine are to, among other things:

  •
  optimize the recently commissioned plant facilities and increase production to the designed 2,500 tpd rate;

  •
  produce and sell concentrate material containing zinc, lead, silver and gold metals to smelting facilities in Japan, Mexico and other locations;

  •
  initiate a feasibility study, prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, on expanding the production rate from 2,500 to 3,000 tpd; and

  •
  perform additional in-fill and step-out drilling to further define mineral resources at the Cerro Los Gatos Mine.

        Our objectives at the Los Gatos District are to, among other things:

  •
  perform additional in-fill and expansion drilling to further define and expand mineralization at the Esther and Amapola deposits;

  •
  conduct social, environmental and technical work on the property with the objective of completing a scoping study on the Esther and Amapola deposits;

  •
  expand the exploration drilling program on the Esther deposit, the Amapola deposit and the other 11 mineralized zones within the Los Gatos District; and

  •
  continue to expand the LGJV's interest in prospective mineral and surface rights.

Ownership Structure

        A chart of our project ownership structure after the Reorganization is set out below.

In this graphic, green rectangles represent legal entities and grey circles depict the mining operations owned by such legal entities.

(1) Silver Opportunity Partners LLC holds less than 0.01% interest in Minera Luz de Sol, S. de R.L. de C.V. due to requirements of Mexican law.

Key Investment Highlights

High Quality and Long Life Assets

        Once fully operational, the Cerro Los Gatos Mine is expected to generate average LOM unlevered, after-tax free cash flow of approximately $76 million per year on a 100% basis (or approximately $39 million per year on a 51.5% basis). Projected attributable net revenue and free cash flow, as set forth in the Los Gatos Technical Report, are presented below:

Projected Net Revenue (in millions)

Projected Unlevered Free Cash Flow (in millions)

Net revenue is defined as net smelter return (revenue per tonne mined less the sum of concentrate refining, treatment and transportation costs per tonne mined), less royalties. Unlevered free cash flow is defined as unlevered operating cash flow less capital expenditures and changes in working capital. See also Section 22 of the Los Gatos Technical Report. The Los Gatos Technical Report has an effective date of July 1, 2020. The mineral resource estimates contained in the Los Gatos Technical Report have an effective date of September 6, 2019. The mineral reserve estimates and the economic analysis contained in the Los Gatos Technical Report have an effective date of July 1, 2020 and exclude 655,746 tonnes of material that has been mined through June 30, 2020. For a discussion of the mineral resource estimates and mineral reserve estimates contained in the Los Gatos Technical Report, see "Business—The Los Gatos District—Mineral Resource Estimates—Cerro Los Gatos Mine, Esther and Amapola Deposits" and "Business—The Los Gatos District—Mineral Reserve Estimates—Cerro Los Gatos Mine." For a discussion of the assumed capital and operating costs in the Los Gatos Technical Report, see "Business—The Los Gatos District—Capital and Operating Costs." This information does not constitute guidance and you should not rely on it as an estimate or forecast of future performance. The Cerro Los Gatos net revenue and unlevered free cash flow are shown on a 51.5% ownership basis to reflect our current ownership interest in the LGJV. The 18.5% option represents our right to repurchase an 18.5% interest in the LGJV from Dowa. See "—Business Strategy." The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Inferred mineral resources are subject to uncertainty as to their existence and as to their economic legal feasibility.

Cerro Los Gatos Mine Successfully Commissioned with Significant Near-Term Production Growth

        The Cerro Los Gatos Mine is currently in production, with final construction completed in the second quarter of 2019. Commissioning was successful, having achieved a number of key milestones, including:

  •
  fully commissioned the run-of-mine stockpile;

  •
  fully commissioned the ore conveyance system;

  •
  fully commissioned the grinding circuit and flotation circuit;

  •
  fully commissioned the concentrate and tailings thickeners;

  •
  completed the storage and concentrate loadout area;

  •
  fully commissioned the tailings storage facility;

  •
  transitioned to the Mexican national power grid;

  •
  shipped the first lead and zinc concentrates;

  •
  successfully commissioned the first of three vertical column flotation cells to further reduce fluorine in the concentrates;

  •
  successfully recommissioned the mine after a 45-day temporary suspension of activities due to the COVID-19 pandemic; and

  •
  nationally recognized as a socially responsible company in Mexico.

Mine Ramp-Up (tpd)

Process Plant Ramp-Up (tpd)

Metal Recoveries

Metal	Q3 2020 Actual Recovery	Q2 2020 Actual Recovery	Q1 2020 Actual Recovery	Commissioning Forecast Recovery	Economic Analysis Recovery(1)
Silver	85.1%	84.2%	80.5%	75.0%	85.2%
Gold	61.9%	61.3%	62.0%	61.7%	63.9%
Zinc	73.9%	77.0%	69.4%	64.1%	73.2%
Lead	87.3%	87.1%	83.9%	81.9%	85.2%

(1)
Includes zinc concentrate and lead concentrate.

Additional Resource Growth Potential from Exploration of the Los Gatos District

        In addition to the significant existing resources at the Cerro Los Gatos Mine, the Los Gatos District also contains the Esther and Amapola deposits and 11 other mineralized zones. With control of the concessions, the ability to develop the entire 103,087-hectare land position and more than 85% of the land position yet to be explored, we expect that we will stand to benefit from mineralization beyond those already identified in the 14 mineralized zones, which include the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit.

Assets Located in Geopolitically Safe and Established Mining Regions

        The Los Gatos District is located in one of the world's premier silver mining regions: the Mexican Silver Belt, which was the world's largest silver producing region in 2019. Based on a survey published in 2019 by the Fraser Institute, an independent research organization, Mexico is highly ranked among silver mining jurisdictions worldwide in terms of the attractiveness of investment. Mexico also has a long history of successful mineral development and operations, which we believe makes it a desirable jurisdiction in which to conduct mining operations due to stable political, tax and regulatory policies.

        Mexico is the largest producer of silver in the world, in addition to being a top-10 producer of gold, lead and zinc, among other major commodities. According to the 2019 Fraser Institute survey, Mexico ranks ahead of many countries in terms of investment attractiveness for mining, but behind certain areas in the U.S., Canada and Australia. In the mining sector, foreign ownership of Mexican companies is not subject to significant restrictions. The Mexican government is focused on improving infrastructure, primarily in the power grid and road networks.

Mine Site Exploration Potential Provides Opportunity for Significant Resource Conversion Beyond Existing Mine Plan

        We believe that our properties have significant exploration upside with numerous opportunities to define additional mineral resources through continued exploration.

        The Los Gatos District is located in the Mexican Silver Belt, near several other silver assets owned by large public companies. The Mexican Silver Belt has experienced significant exploration success, and the Los Gatos District represents an underexplored property where there has been little historical workings or previous exploration. The Los Gatos District contains numerous significant high-grade targets throughout. Previous work done has resulted in a 190% increase in measured and indicated silver equivalent resources from March 2014 to September 2019, with additional exploration planned using proceeds from this offering.

Cerro Los Gatos Mine Measured & Indicated Ore Tonnage (Mt) and Silver Grade (g/t) (100% Basis)

  Mineral resource estimates presented include mineral reserves. Based on a cut-off grade of 150 grams silver equivalent/tonne at assumed metal prices of $18.00/toz silver, $0.92/lb lead and $1.01/lb zinc; gold was not considered in silver equivalent calculation. The mineral resource estimates contained in the Los Gatos Technical Report have an effective date of September 6, 2019. The mineral resource estimates contained in the Los Gatos Technical Report are presented on an undiluted basis without adjustment for mining recovery. Mineral reserve estimates and mineral resource estimates contained in the Los Gatos Technical Report have different effective dates and are based on different dilution and recovery factors and cut-off grades. For a discussion of the mineral resource estimates contained in the Los Gatos Technical Report, including mineral resource estimates exclusive of mineral reserves, see "—The Los Gatos District—Mineral Resource Estimates—Cerro Los Gatos Mine, Esther and Amapola Deposits."

        The LGJV owns the surface rights to 5,479 hectares covering the Cerro Los Gatos Mine and the Esther and Amapola deposits and the Gavilana (Paula) and San Luis zones, and has been granted mineral concessions for all 103,087 hectares, with 17 contiguous concessions in the Los Gatos District. We have identified 14 mineralized zones within the concessions. Of the 14 mineralized zones, the LGJV has established mineral resource estimates only at the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit and has conducted drilling on only 15 kilometers out of a strike length of over 150 kilometers of quartz veining along the Los Gatos District.

Mineralized Zones Grade Intercepts

Mineralized Zones	Length (m)	Ag (g/t)	Pb (%)	Zn (%)
Boca de Leon	2.2	90.6	5.0	0.8
Cieneguita	1.3	62.4	5.4	0.9
El Lince	4.0	62.2	0.0	0.1
El Rodeo	0.8	61.5	3.4	4.0
La Paula	4.0	180.0	0.1	0.1
Los Torunos	1.8	34.2	2.6	0.9
Mezcalera	2.0	59.4	0.1	0.1
San Agustin	1.3	148.0	1.2	2.3
San Luis	2.0	271.0	0.3	0.1

  The table above does not include Ocelote and Wall-E/Ava zones, as they do not have sufficient drilling.

        The current resources are significant, but we believe that additional resource potential remains in the immediate area. Drill testing of other high-priority targets within the Los Gatos District has been relatively limited given our focus on delineation of reserves at, and construction of, the Cerro Los Gatos Mine. As a result, the highly prospective Los Gatos District remains underexplored. Drilling at the Esther deposit to date has demonstrated good grade continuity along the system and characteristics similar to that identified during preliminary work at the Cerro Los Gatos Mine. Following potentially positive results from infill drilling at the Esther and Amapola deposits, we expect to update the resources and perform a scoping study to determine if these two deposit areas could generate economic production, representing further upside potential for the broader Los Gatos District.

        We expect to perform additional definition drilling to expand the Southeast and Northwest zones of the Cerro Los Gatos Mine and to perform additional drilling to expand the Esther and Amapola deposits, which remain open to extensions at depth. In addition to the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit, we have identified 11 other mineralized zones defined by high-grade drill intersections in the Los Gatos District.

        In addition to the Los Gatos District, we have 100% control of the Santa Valeria property, located in Chihuahua, Mexico, which is comprised of 1,543 hectares and could provide further opportunities for resource growth.

Attractive Market Dynamics

        Investment demand for silver exposure remains strong, driven in part by volatility in the U.S. dollar, ongoing economic uncertainty in Europe and political unrest in the Middle East and elsewhere. Historically, silver has been viewed as an effective hedge against a decrease in the value of currency and inflation, attracting investors during times of uncertainty. In addition, industrial demand for silver continues to increase, driven by new emerging applications such as solar energy, medical applications and water purification, which we believe enhance the strong supply and demand fundamentals of silver.

        Despite this strong investment and industrial demand, the universe of primary silver companies is small, which has created a scarcity of investor options for silver exposure. We believe we represent a highly attractive opportunity for investors to gain exposure to a primary silver company with world-class assets.

Experienced Management Team and Board of Directors

        We have an experienced and growing management team with a track record of successfully identifying and developing mineral discoveries. Our Chief Executive Officer, Stephen Orr, has 43 years of experience in the minerals industry principally with Homestake Mining Company, where he ultimately served as president of Homestake Canada Inc.; Barrick Gold Corporation, where he was managing director of Australia & Africa operations; OceanaGold, where he served as chief executive officer; and Ventana Gold Corp., where he was president & chief executive officer. Our Chief Financial Officer, Roger Johnson, has 41 years of experience in financial management of the minerals industry with Coopers & Lybrand, as a public accountant; Kennecott Utah Copper LLC, as vice president, controller; Pasminco Zinc, Inc., as senior vice president, finance and administration; and Newmont Mining Corporation, where he was vice president, chief accounting officer. Our Vice President of Exploration and Chief Geologist, Philip Pyle, has 41 years of experience in the minerals industry with Linear Gold (now Fortune Bay Corp.), where he served as exploration manager, and at MIM Exploration Pty Ltd, BHP Minerals International Exploration and AMAX Exploration Inc. He served as vice president exploration at Los Gatos Ltd. since 2008. Our VP Operations, John Kinyon, has 40 years of experience in the minerals industry, including as vice president and general manager at Coeur Mining Inc.'s Kensington Mine, general manager of Yukon Zinc's Wolverine project, vice president operations at OceanaGold's New Zealand operations and general manager of Eskay Creek at Barrick Gold Corporation.

        Our Board of Directors is comprised of senior mining and financial executives who have broad domestic and international experience in mineral exploration, development and mining. Our Board of Directors has been established with individuals who have career backgrounds at notable mining companies. We believe that the specialized skills and knowledge of the management team and of the Board of Directors will significantly enhance our ability to explore and develop the Los Gatos District and to pursue other regional growth opportunities.

        Mr. Pyle, Vice President of Exploration and Chief Geologist, and Mr. Huerta, Project Director at the Cerro Los Gatos Mine, are fluent in English and Spanish, have extensive experience with carrying out business activities in Mexico and are familiar with the culture and business practices in Mexico. Mr. Pyle, for example, has been travelling to Mexico on business for more than 30 years, 11 years of which were on a monthly basis. While our key management meetings are in English and our books and records are in English, all key local management members are fluent in English and Spanish, Dowa's upper management all speak English and our auditors operate in Spanish as needed. Further, our contracts that relate to our business operations in Mexico are prepared in both English and Spanish by lawyers who are fluent in both languages, with translations undertaken as needed.

        See "Management" for additional information.

Shareholder Support

        We were founded by The Electrum Group LLC and certain of its affiliates. Electrum is an investment advisor whose team, led by Dr. Thomas S. Kaplan, has historically focused on making strategic investments in precious metals resources and hydrocarbons. Electrum has a demonstrated track record of successful natural resource investments and more than 20 years of experience investing in the metals and mining sector. We believe that access to the specialized skills and knowledge within Electrum will significantly enhance our ability to execute our business strategy.

        Los Gatos Ltd. was founded by Electrum in April 2006. Prior to the merger of Los Gatos Ltd. with and into the Company in March 2011, Electrum principally funded the activities of Los Gatos Ltd. In addition, pursuant to a services agreement effective January 1, 2008, Tigris Financial (International) L.P. provided services consisting primarily of business and financial advice with respect to the strategic business development and corporate finance activities of Los Gatos Ltd. and its subsidiaries. This agreement was terminated on August 1, 2011.

        Precious Metals Opportunities LLC, our predecessor, was founded by Electrum in December 2009. Prior to the merger of Los Gatos Ltd. with and into the Company in March 2011, Electrum funded the activities of the Company. Prior to 2011, Electrum employees served as our officers and directors and were responsible for the management of all aspects of our business from March through June 2011. Thomas S. Kaplan, Chairman and Chief Executive Officer of Electrum, Igor Levental, President of Electrum, and Ali Erfan, Vice Chairman of Electrum, are members of the Company's Board of Directors.

        MERS is an independent, professional retirement services company that was created to administer the retirement plans for Michigan's local units of government on a not-for-profit basis. The team at MERS is made up of top industry experts who use fiscal best practices to give members peace of mind and security in their retirement. From July 2015 through July 2019, MERS acquired 19.5% of our common stock. Prior to MERS's purchase of our common stock, we had no business relationship with MERS.

        The current shareholder structure, which does not give effect to the Reorganization, is depicted below:

        Following the completion of this offering, Electrum and MERS are expected to beneficially own approximately 47.4% and 11.9% of our outstanding common stock, respectively, after giving effect to (i) the Reorganization, (ii) the issuance of an aggregate of 41,177 shares of common stock to our executive officers in connection with this offering, as described in "Certain Relationships and Related Party Transactions—Grants to Certain Executive Officers in Connection with This Offering," (iii) the conversion of our outstanding convertible notes into an aggregate of 2,373,003 shares of common stock in connection with this offering, and (iv) the issuance and sale of 18,750,000 shares of common stock in this offering, assuming the over-allotment option is not exercised by the underwriters, and Electrum will continue to have a presence on the Board of Directors.

Business Strategy

        Our business strategy is focused on creating value for stakeholders through the ownership and advancement of two principal projects—the Cerro Los Gatos Mine and the Los Gatos District—and through the pursuit of similarly attractive silver-focused projects. The LGJV commenced production at the Cerro Los Gatos Mine in the third quarter of 2019. We intend to achieve these objectives through the following value-enhancing near-term and long-term initiatives:

  •
  Retire a portion of the Los Gatos Working Capital Facility:  The Los Gatos Working Capital Facility provided by Dowa to the LGJV carries an annual interest rate of LIBOR plus 3%. In addition, we are required to pay an arrangement fee on the borrowing, calculated as 15.0% per annum of 70.0% of the average daily principal amount outstanding during the relevant fiscal quarter. Retiring a portion of the Los Gatos Working Capital Facility will reduce our borrowing costs.

  •
  Repurchase an 18.5% interest in the Los Gatos Joint Venture to increase our ownership to 70.0%:  We intend to exercise our right to repurchase an 18.5% interest in the LGJV from Dowa, increasing our ownership to approximately 70.0%. The option expires in June 2021 and represents an attractive investment opportunity that we believe is immediately value-accretive. With increased ownership, we will further benefit from the ramp-up in production at the Cerro Los Gatos Mine, supported by the attractive cash flow generation profile and fully funded nature of the project. In addition to increasing our economic interest in the Cerro Los Gatos

    Mine, we expect that this repurchase will also provide us with greater exposure to potential upside from additional exploration within the Los Gatos District, in particular the Esther and Amapola deposits. Following this increase in our ownership interest in the LGJV, we will continue to not exercise control over the LGJV due to certain provisions contained in the Unanimous Omnibus Partner Agreement that currently require unanimous partner approval of all major operating decisions (such as certain approvals, the creation of security interests on property, any initial public offering of the joint venture, and litigation settlements). See "—The Los Gatos District—Unanimous Omnibus Partner Agreement" for more information.

  •
  Fund near-term LGJV debt service needs:  We intend to fund our pro rata share of near-term debt service costs related to the Dowa Term Loan.

  •
  Complete a feasibility study expanding the Cerro Los Gatos Mine production rate to 3,000 tpd: Our desktop study estimated that a production rate expansion from 2,500 to 3,000 tpd could significantly improve the economics of the Cerro Los Gatos Mine. Given the appealing potential return, we intend to conduct a feasibility study, prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, for the possible Cerro Los Gatos Mine production rate increase.

  •
  Further exploration of the Los Gatos District:  We intend to fund our pro rata share of an exploration program to further define resources in the partially defined Esther deposit to confirm the multiple deposit potential of the Los Gatos District.

Summary of Mineral Resources and Mineral Reserves

        Below is a summary table of estimated mineral resources and reserves. Further information can be found in the following sections: "—The Los Gatos District—Mineral Resource Estimates—Cerro Los Gatos Mine, Esther and Amapola Deposits" and "—The Los Gatos District—Mineral Reserve Estimates—Cerro Los Gatos Mine."

Summary Mineral Resources Inclusive of Mineral Reserves as of the Effective Date of the Los Gatos Technical Report

	Measured Mineral Resources			Indicated Mineral Resources			Measured & Indicated Mineral Resources			Inferred Mineral Resources
	Amount (100% basis)	Amount (51.5% basis)	Grade / Qualities	Amount (100% basis)	Amount (51.5% basis)	Grade / Qualities	Amount (100% basis)	Amount (51.5% basis)	Grade / Qualities	Amount (100% basis)	Amount (51.5% basis)	Grade / Qualities
	(in millions of tonnes)		(g/t Ag or Au) (% Pb, Zn or Cu)	(in millions of tonnes)		(g/t Ag or Au) (% Pb, Zn or Cu)	(in millions of tonnes)		(g/t Ag or Au) (% Pb, Zn or Cu)	(in millions of tonnes)		(g/t Ag or Au) (% Pb, Zn or Cu)
Ag:
Los Gatos District
Cerro Los Gatos Mine(1)	5.8	3.0	324	4.6	2.4	202	10.4	5.4	269	3.7	1.9	107
Esther Deposit(2)	—	—	—	0.46	0.24	133	0.46	0.24	133	2.29	1.18	98
Amapola Deposit(2)	—	—	—	0.25	0.13	135	0.25	0.13	135	3.44	1.77	140
Total	5.8	3.0	324	5.3	2.7	193	11.1	5.8	260	9.4	4.9	117
Au:
Los Gatos District
Cerro Los Gatos Mine(1)	5.8	3.0	0.39	4.6	2.4	0.28	10.4	5.4	0.34	3.7	1.9	0.28
Esther Deposit(2)	—	—	—	0.46	0.24	0.04	0.46	0.24	0.04	2.29	1.18	0.12
Amapola Deposit(2)	—	—	—	0.25	0.13	0.10	0.25	0.13	0.10	3.44	1.77	0.10
Total	5.8	3.0	0.39	5.3	2.7	0.25	11.1	5.8	0.32	9.4	4.9	0.18
Pb:
Los Gatos District
Cerro Los Gatos Mine(1)	5.8	3.0	2.90	4.6	2.4	2.50	10.4	5.4	2.70	3.7	1.9	2.80
Esther Deposit(2)	—	—	—	0.46	0.24	0.70	0.46	0.24	0.70	2.29	1.18	1.60
Amapola Deposit(2)	—	—	—	0.25	0.13	0.10	0.25	0.13	0.10	3.44	1.77	0.20
Total	5.8	3.0	2.90	5.3	2.7	2.2	11.1	5.8	2.6	9.4	4.9	1.6
Zn:
Los Gatos District
Cerro Los Gatos Mine(1)	5.8	3.0	5.80	4.6	2.4	5.2	10.4	5.4	5.5	3.7	1.9	4.00
Esther Deposit(2)	—	—	—	0.46	0.24	2.10	0.46	0.24	2.10	2.29	1.18	3.00
Amapola Deposit(2)	—	—	—	0.25	0.13	0.30	0.25	0.13	0.30	3.44	1.77	0.30
Total	5.8	3.0	5.8	5.3	2.7	4.7	11.1	5.8	5.2	9.4	4.9	2.4
Cu:
Los Gatos District
Cerro Los Gatos Mine(1)	5.8	3.0	0.11	4.6	2.4	0.11	10.4	5.4	0.11	3.7	1.9	0.14
Esther Deposit(2)	—	—	—	0.46	0.24	0.02	0.46	0.24	0.02	2.29	1.18	0.05
Amapola Deposit(2)	—	—	—	0.25	0.13	0.02	0.25	0.13	0.02	3.44	1.77	0.03
Total	5.8	3.0	0.11	5.3	2.7	0.10	11.1	5.8	0.10	9.4	4.9	0.08

(1)
Based on a cut-off grade of 150 grams silver equivalent/tonne at assumed metal prices of $18.00/toz silver, $0.92/lb lead and $1.01/lb zinc; gold was not considered in silver equivalent calculation. The mineral resource estimates contained in the Los Gatos Technical Report have an effective date of September 6, 2019. The mineral resource estimates contained in the Los Gatos Technical Report are presented on an undiluted basis without adjustment for mining recovery. Mineral reserve estimates and mineral resource estimates contained in the Los Gatos Technical Report have different effective dates and are based on different dilution and recovery factors and cut-off grades. For a discussion of the mineral resource estimates contained in the Los Gatos Technical Report, including mineral resource estimates exclusive of mineral reserves, see "—The Los Gatos District—Mineral Resource Estimates—Cerro Los Gatos Mine, Esther and Amapola Deposits."

(2)
Based on a cut-off grade of 100 grams silver equivalent/tonne using metal prices of $22.30/toz silver, $0.97/lb lead, and $0.91/lb zinc. The mineral resource estimates for the Esther and Amapola deposits have an effective date of December 21, 2012. The mineral resource estimates contained in the Los Gatos Technical Report are presented on an undiluted basis without adjustment for mining recovery. Mineral reserve estimates and mineral resource estimates contained in the Los Gatos Technical Report have different effective dates and are based on different dilution and recovery factors and cut-off grades. For a discussion of the mineral resource estimates contained in the Los Gatos Technical Report, see "—The Los Gatos District—Mineral Resource Estimates—Cerro Los Gatos Mine, Esther and Amapola Deposits."

Summary Mineral Reserves as of the Effective Date of the Los Gatos Technical Report

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Amount (100% basis)	Amount (51.5% basis)	Grades / Qualities	Amount (100% basis)	Amount (51.5% basis)	Grades / Qualities	Amount (100% basis)	Amount (51.5% basis)	Grades / Qualities
	(in millions of tonnes)		(g/t Ag or Au) (% Pb or Zn)	(in millions of tonnes)		(g/t Ag or Au) (% Pb or Zn)	(in millions of tonnes)		(g/t Ag or Au) (% Pb or Zn)
Ag:
Los Gatos District
Cerro Los Gatos Mine	6.4	3.3	332	3.3	1.7	254	9.6	5.0	306
Total	6.4	3.3	332	3.3	1.7	254	9.6	5.0	306
Au:
Los Gatos District
Cerro Los Gatos Mine	6.4	3.3	0.36	3.3	1.7	0.34	9.6	5.0	0.35
Total	6.4	3.3	0.36	3.3	1.7	0.34	9.6	5.0	0.35
Pb:
Los Gatos District
Cerro Los Gatos Mine	6.4	3.3	2.77	3.3	1.7	2.74	9.6	5.0	2.76
Total	6.4	3.3	2.77	3.3	1.7	2.74	9.6	5.0	2.76
Zn:
Los Gatos District
Cerro Los Gatos Mine	6.4	3.3	5.55	3.3	1.7	5.86	9.6	5.0	5.65
Total	6.4	3.3	5.55	3.3	1.7	5.86	9.6	5.0	5.65

Reserves based on a $75 NSR cut-off value. NSR is defined as revenue per tonne mined less the sum of concentrate refining, treatment and transportation costs per tonne mined. The mineral reserve estimates for the Cerro Los Gatos Mine reflect diluted grades with adjustment for metallurgical recovery. The mineral reserve estimates contained in the Los Gatos Technical Report have an effective date of July 1, 2020 and exclude 655,746 tonnes of material that has been mined through June 30, 2020. Mineral reserve estimates and mineral resource estimates contained in the Los Gatos Technical Report have different effective dates and are based on different dilution and recovery factors and cut-off grades. For a discussion of the mineral reserve estimates contained in the Los Gatos Technical Report, see "—The Los Gatos District—Mineral Reserve Estimates—Cerro Los Gatos Mine."

The Los Gatos District

        The technical information appearing below and elsewhere in this prospectus concerning the Los Gatos District was derived from the Los Gatos Technical Report prepared by Tetra Tech. The Los Gatos Technical Report was prepared by the following qualified persons, each of whom is an employee of Tetra Tech: Guillermo Dante Ramírez Rodríguez, Leonel Lopez, Kira Johnson, Keith Thompson, Kenneth Smith, Luis Quirindongo and Max Johnson. None of the qualified persons who prepared the Los Gatos Technical Report is affiliated with us or any other entity that has an ownership, royalty or other interest in the Cerro Los Gatos Mine or the Los Gatos District.

Location of the Los Gatos District and Access

        The Los Gatos District, covers approximately 103,087 hectares in the south-central part of the State of Chihuahua in northern Mexico, within the municipality of Satevó. The Los Gatos District is roughly centered on Latitude 27° 34' 17" N, Longitude 106° 21' 33" W, near the town of San José del Sitio. The Los Gatos District is located approximately 120 kilometers south of the state capital of Chihuahua City and approximately 100 kilometers northwest of the mining city of Hidalgo del Parral.

        San José del Sitio is accessible by a nearly 100% paved road from the turnoff of Federal Highway 24 at the 81 kilometer marker between the cities of Chihuahua and Hidalgo de Parral. The access road can be traveled by any motorized vehicle and has regular bus services to the surrounding communities. The Los Gatos District area is accessible by a large network of dirt and gravel roads that are used by local owners and lessees to access grazing areas for cattle and local ranches. Northern areas of the Los Gatos District are also accessible from several gravel roads connecting with Mexican Federal Highway 24 between the 60 kilometer to 81 kilometer markers. In more remote areas, the rolling topography permits easy access by foot into areas where roads do not exist.

        There are a limited number of qualified workers in San José del Sitio, but, technical workers (e.g., miners, electricians, mechanics, computer technicians, etc.), heavy equipment and specialized operators can be found in the surrounding area and at Parral, 88 kilometers southeast. Primary and secondary-level technical schools are available in Valle de Zaragoza, and all levels of schooling are available in Parral and/or Chihuahua, each 2.5 hours away by vehicle.

        See "Risk Factors—The title to some of the mineral properties may be uncertain or defective, thus risking our investment in such properties" for a discussion of factors or risks that may affect access or title or the right or ability to perform work on the property.

        See Section 4.1 of the Los Gatos Technical Report for further specific information of the location of the Los Gatos District.

Mining Concessions

        The Los Gatos District is made up of a series of claim titles covering approximately 103,087 hectares. The titled mining concessions are summarized below:

Los Gatos District—Titled Mining Concessions

Concession Name	Title Number	Date Granted mm/dd/yy	Hectares	Current Concessionaire
Los Gatos	231498	3/4/08	19,712	Minera Plata Real
Los Gatos 2	228950	2/22/07	10,720	Minera Plata Real
Los Gatos 3	231076	1/16/08	27	Minera Plata Real
Mezcalera	228249	10/17/06	4,992	Minera Plata Real
Mezcalera 2 Fracción I	228929	2/21/07	39	Minera Plata Real
Mezcalera 2 Fracción II	228930	2/21/07	26	Minera Plata Real
Mezcalera 2 Fracción III	228931	2/21/07	29	Minera Plata Real
Paula Adorada	223392	12/9/04	40	Minera Plata Real
La Gavilana	237137	11/19/10	10	Minera Plata Real
San Luis	236908	10/5/10	16	Minera Plata Real
La Gavilana Fracción I	237461	12/21/10	44	Minera Plata Real
Los Estados Fracción I	237694	4/25/11	9	Minera Plata Real
Los Estados Fracción II	237695	4/25/11	44	Minera Plata Real
Los Gatos 4	238511	9/23/11	52,597	Minera Plata Real
San Luis 2	238694	10/18/11	42	Minera Plata Real
Los Veranos	238573	9/23/11	14,740	Minera Plata Real
San Luis 3	240452	5/23/12	0.01	Minera Plata Real

Total			103,087

        In addition to the concessions listed in the table above, there are several small concessions within the Los Gatos District area that have been cancelled and not yet liberated by the Dirección General de

Minas, which we intend to apply for once liberated. We have also arranged for permission to enter and perform exploration activities in a number of private land properties in the district area.

        These concessions are held by MPR. The concessions have a period of validity that ranges between 2054 and 2062. MPR holds the rights to the concessions of Los Gatos and Paula Adorada subject to the terms of an agreement with the original holder of the concession. These agreements have been duly recorded in the Méxican Public Registry of Mines. Details of these agreements are provided below.

Royalty and Agreement on Los Gatos Concession

        The Los Gatos concession (title 231498) is subject to the terms of an exploration, exploitation and unilateral promise of assignment of rights agreement made between La Cuesta International, S.A. de C.V. and MPR, dated May 4, 2006. Pursuant to this agreement, title to the Los Gatos concession was transferred to MPR and in connection with the transfer MPR is required to make semi-annual advanced royalty payments of $20,000 to La Cuesta International, S.A. de C.V. until the commencement of commercial production and thereafter is required to pay a 2% net smelter returns royalty on production from the Los Gatos concession and a 0.5% net smelter returns royalty from lands within a one-kilometer boundary of the Los Gatos concession, subject to a minimum royalty payment in the same amount as the advanced royalty payment. Once total royalty payments reach $10 million, the 2% net smelter returns royalty will decrease to 0.5% and once total payments have reached $15 million, the royalty will no longer be payable. MPR paid a royalty payment of $40 thousand per year during the preproduction period. Upon commencing production, payments under this agreement were deferred until March 31, 2021 with an annual interest rate of 4.5% applied to the outstanding balance. During the deferral period, MPR will pay an advance royalty payment of $100,000 per year until January 2021. As of June 30, 2020, $14,400 thousand remained for future royalty obligations. During the term of the agreement, MPR is required to comply with all mining, environmental and other applicable laws in order to maintain its right and title to the Los Gatos concession.

Agreement for Paula Adorada

        The Paula Adorada concession was acquired from Chihuahua-based company Grupo Factor through an option to purchase agreement in effect from 2008 to 2013. Once all obligations and payments were completed during the term of the agreement, the registered ownership of the Paula Adorada concession (title 223392) was transferred from Grupo Factor to MPR in 2014, with no remaining obligations or royalties.

Unanimous Omnibus Partner Agreement

        The Los Gatos District is owned and operated through the Unanimous Omnibus Partner Agreement. Pursuant to this agreement, the LGJV cannot make any "Major Decisions" without first having obtained Dowa's consent or without first having obtained the consent of holders of at least 90% of the interest in the LGJV, depending on the time such Major Decisions are made. Major Decisions, as defined in the agreement, include the significant operating decisions of the LGJV, such as, among other decisions, budgeting, development and exploitation approvals, loan and outside financing approvals, expansion of area of interest, surrendering claims, the creation of security interests on property, any initial public offering of the joint venture, and litigation settlements. Therefore, despite holding a majority equity interest in the LGJV, we do not exercise control over the LGJV.

        We intend to exercise our right to repurchase an 18.5% interest in the LGJV from Dowa, increasing our ownership to approximately 70.0%. Following this increase in our ownership interest in the LGJV, we will continue to not exercise control over the LGJV due to certain provisions contained in the Unanimous Omnibus Partner Agreement that currently require unanimous partner approval of all major operating decisions (such as certain approvals, the creation of security interests on property, any initial public offering of the joint venture, and litigation settlements).

Option Agreement

        On May 30, 2019 and in connection with the memorandum of understanding dated April 16, 2019, we entered into an option agreement with MPR, OSJ and Dowa, pursuant to which Dowa granted us an option to repurchase the approximate 18.5% equity interest in the LGJV by June 30, 2021, and only after the Los Gatos Working Capital Facility is repaid, for a total consideration of approximately $51.1 million and all costs incurred by Dowa in connection with its ownership of such equity interest, including, but not limited to, legal and accounting fees, capital contributions and taxes.

Priority Distribution Agreement

        On May 30, 2019 and in connection with the memorandum of understanding dated April 16, 2019, we entered into a priority distribution agreement with MPR, OSJ and Dowa, pursuant to which we directed the LGJV to contribute dividend payments to an escrow account until an aggregate amount equal to $20 million has been deposited into the account, which is payable to Dowa as a priority dividend.

Sales Agreements

        OSJ (the "Seller"), an entity that forms part of the LGJV, entered into a delivery contract, dated April 14, 2019, with Metagri S.A. de C.V. ("Metagri"), whereby Metagri agreed to buy and accept delivery of, and the Seller agreed to sell and deliver to Metagri, all lead concentrate that will be produced from the Cerro Los Gatos Mine until December 31, 2021. The lead concentrate will ultimately be delivered to Metagri's warehouse in Manzanillo, Mexico.

        The Seller also entered into a delivery contract, dated July 15, 2019, with Ocean Partners, whereby Ocean Partners agreed to buy and accept delivery of, and Seller agreed to sell and deliver to Ocean Partners, all zinc concentrate that will be produced from the Cerro Los Gatos Mine until June 30, 2022. The zinc concentrate will ultimately be delivered to Dowa's zinc smelter in Akita, Japan, unless otherwise agreed to by Dowa. The Seller, from time to time, will enter into memoranda of agreement setting forth the terms and conditions for the sales of zinc concentrate.

        From time to time, the Seller may enter into certain spot sale contracts should impurities in lead and zinc concentrate exceed certain specifications. Since the commencement of production, the Seller has entered into spot sale contracts due to high fluorine content for some production.

Climate and Topography

        The Los Gatos District area is located in the Sierras y Llanuras del Norte Physiographic Province near the boundaries between the Gran Meseta, Cañones, the Sierras and Llanuras Tarahumara Sub Provinces. The general physiography of the Los Gatos District is characterized by low to middle rolling volcanic hills with local escarpments and flat valley floors. Altitudes vary with between 1,550 masl at the base of the Santo Toribio Creek and 1,780 masl at the top of the Los Gatos Hill, one of the highest peaks of the Los Gatos District area.

        Vegetation is characterized by a semi-desert landscape, with typical low brush vegetation in the slopes, including lechuguilla, sotol, yucca, sage, bear grass and other types of indigenous grasses. Larger brush and trees are common along the main watercourses, with the presence of oak, cypress, poplar, huizache and mesquite, among others.

        The climate in the area is typical of desert areas of northwest Mexico, extreme semi-arid. Exploration and mining activities at the Los Gatos District are seldom interrupted by adverse weather conditions, with the exception of short-lived storms producing floods and damage to access roads.

Aerial View of the Cerro Los Gatos Mine

Geological Setting

        The Los Gatos District is located in the transition zone between the Sierra Madre Occidental volcanic province of western Mexico and the Mesozoic Chihuahua basin to the east. It is also located in the general contact zone between the Sierra Madre Occidental, Chihuahua and Parral tectonostratigraphic terranes.

        The area is largely characterized by a thick sequence of Tertiary volcanic rocks that are generally dissected by a strong north-northwest bearing fault system that divides the area into the plateau and barranca sections and are subdivided in two major units, the Lower Volcanic Group and Upper Volcanic Group. The area is one of the largest known epithermal, precious-metal metallogenic provinces and is host to several well-known gold-silver producing mining districts in Mexico, such as Concheño, Batopilas, San Dimas-Tayoltita and Ocampo.

        The dominant rocks of the Los Gatos District area are thick accumulations of intermediate tuffs and lavas, with lesser felsic rocks, and Upper Cretaceous (Cenomanian) to Lower Paleocene aged sandstones, shales and limestones correlative with the Mezcalera formation, locally metamorphosed to phyllites, quartzites and marbles near areas of igneous activity. Rocks of this oldest sedimentary sequence occur within a small horst block located to the northwest of the Cerro Los Gatos District, with prominent high-angle fault boundaries on the north and south, parallel to the regional trend of faulting. Intruding and deposited on the entire section are locally important rhyolite flows, flow domes and dikes, usually strongly silicified, that have all of the varied textures expected with the development of flow domes, including breccias, flow banding and intrusive/extrusive transitions. Each of the rocks in the section contains observable hydrothermal alteration that suggests that mineralization in the area probably occurred late in the history of the development of the volcanic section. It is important to stress, however, that economic grades of mineralization have only thus far been identified in the andesite and dacite sections.

History of the Los Gatos District

        The Los Gatos District has been the subject of very limited historical prospecting and mineral exploration, including the development of shallow workings and preliminary exploration activities by Consejo de Recursos Minerales (now the Servicio Geológico Mexicano, the Mexican Geologic Survey) at the Esther, Gavilana (Paula) and San Luis zones with references to the occurrence of silver, lead and zinc. The construction and development work has not uncovered any evidence of past modern prospecting activities in the area. The Los Gatos District was initially recognized by reconnaissance activities by La Cuesta International Inc. in 2005 and later offered to Los Gatos Ltd. (original parent of MPR). An initial letter of agreement for exploration work on the Los Gatos District was negotiated and a final contract ratified in April 2006 between MPR and La Cuesta International S. A. de C.V. (the Mexican subsidiary of La Cuesta International Inc.). Only minor field work was conducted in 2006 and 2007 on the Los Gatos District during the waiting period for the initial concession to be titled, and formal exploration activities and drilling were conducted by MPR from and after 2008.

Exploration

        The Los Gatos District consists of three identified silver discoveries—the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit—and 11 other mineralized zones with over 150 kilometers of outcropping quartz and calcite veins are also located in the Los Gatos District.

        In 2007, MPR initiated its first phase of exploration in the Los Gatos District area with a program of surface geological mapping and rock sampling covering approximately 60% of the original Los Gatos concession within the core of the claim block. This work, conducted through a local Mexico-based consulting group, Grupo Azta, identified in excess of 100 kilometers of strike length of quartz and calcite veins, many of which contained lead, zinc and silver mineralization. Of the 1,217 rock samples taken from surface outcrops of vein and wall rocks, 200 samples contained values in excess of 10 grams of silver per tonne.

        From June 2008 to October 2008, environmental permits were obtained, proposed drill areas were re-mapped and re-sampled, surface access rights were negotiated with local ranches, and drill access roads were constructed. In January 2009 and September 2009, reports and corresponding notices of activity were submitted to the Secretary of Environment and Natural Resources to cover the development of access roads and drill sites to drill 50 holes, along with a request to increase the number of drill holes to 250. Based on a report filed on December 5, 2011, the number of drill holes permitted on the Los Gatos District was extended to 600 drill holes.

        Environmental baseline data collection began in May 2010 for the development of future environmental studies required for the project. Data on flora, fauna, water, air, climate, security and social impacts are generally collected on a routine basis for integration into future environmental studies required for the Los Gatos District.

        Detailed soil geochemistry programs have been conducted over the Esther deposit and the area between the Cerro Los Gatos Mine and Esther deposit. Results of the sampling identified new veins in the Esther deposit and revealed four separate structures between the Esther deposit and the Cerro Los Gatos Mine.

        Detailed topographic mapping has been created using Photosat, a Canadian contractor. The topography mapping was created at one meter, five meter, 10 meter and 50 meter contours from Geoeye® satellite coverage captured exclusively for the survey. Survey control points were established on the surface, with coordinates by total station in order to guarantee the accuracy of the survey.

        A detailed 3D Induced Polarization survey was conducted during July 2010 using SJ Geophysics, a contractor from Canada. Lines were initially spaced at 100 meters with stations every 25 meters, and later tightened to 50 meters by 25 meters. Results of the survey suggest a correlation between vein mineralization at the Cerro Los Gatos Mine and zones of high chargeability and low resistivity. In addition, the vein mineralization at the Esther deposit suggested a similar relationship of high chargeability and low resistivity. The first holes to test the trends of mineralization from these surveys successfully extended mineralization in both zones. As a result of the good correlation with mineralization, extensions of the surveys began in November 2010 at both the Cerro Los Gatos Mine and Esther deposit. Additionally, data was collected in the Amapola and San Agustin zones to determine the signature of mineralization in these areas for drilling.

Drilling

        As of July 1, 2020, 739 exploration drill holes have been completed in the Los Gatos District, totaling 259,060 meters.

        Drill sites are selected based on surface vein outcrops and geometric projections into the subsurface, as well as geochemical, geophysical and geological targets. Drilling is conducted using a wire line rig with diamond core capabilities. Holes begin with HQ size and are reduced, if necessary, to NQ and very rarely BQ, if difficult drilling conditions are encountered. Holes are surveyed with a Flexit EZ trac device at 50 meter intervals as the holes are completed. Surveys of drill hole-collar coordinates locations are completed by a local contract topographer using a Topcon Total Station GTS-236W. All information pertinent to the drilling is stored in a master database in Microsoft Access®. Additional drilling at the Cerro Los Gatos Mine is aimed at upgrading the confidence of the resource and identifying mineralized extensions along strike and down dip.

        In addition to the drilling conducted at the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit, MPR has conducted limited exploration drilling programs in other areas in the Los Gatos District which include Boca de Leon, Cieneguita, El Lince, El Rodeo, La Paula, Los Torunos Mezcalera, Ocelote, San Agustin, San Luis and Wall-E/Ava. While anomalous levels of mineralization have been identified in each of these zones other than Wall-E/Ava, drilling data is too limited to speculate as to the presence of economic quantities of mineralization. Additional drilling will be required in each area to delineate the mineralization identified.

Los Gatos District Mineralogy

        The Los Gatos District hosts a series of quartz, quartz-calcite and calcite veins in at least fifteen separate vein systems that are exposed along a strike length of approximately 30 kilometers and an outcrop belt width of approximately five kilometers. Vein width is generally in the order of one meter, but local wide zones up to eight meters in outcrop and true vein widths in excess of 30 meters have been identified by diamond drilling. Structurally, the veins form two sets, with north and northwest strikes and mostly steep dips. West/northwest trending fault and fracture zones probably reflect reactivated basement structures, whereas many of the north/northwest trending faults probably are associated with basin-and-range extension. Epithermal mineralization is associated with both phases of extension, so both trends have exploration potential; however, the basement architecture has overall control on the distribution of magmatic centers and hydrothermal systems.

        Mineralization at the Los Gatos District is characterized by silver, lead, zinc and copper sulphides and their oxides, along with fluorite, manganese, barite and traces of gold associated with quartz and calcite veins. The veins vary in orientation from west-northwest to northwest to north-northwest to north-northeast and vary in thickness from one meter to eight meters outcrop, but with much greater true width at depth based upon diamond drilling. Study of the veins in hand specimen and thin section suggests that they are epithermal in origin and are likely of intermediate sulfidation composition, showing vein textures and gangue mineralogy that indicate a relatively high-level hydrothermal system in the boiling environment. Breccia with clasts of vein quartz indicates a protracted hydrothermal system during multiple faulting events, a positive sign for economic epithermal veins. It has been interpreted that mineralized-ore shoots may extend relatively far down dip, possibly to at least 250 meters.

        The Cerro Los Gatos Mine vein system is persistent, with a general northwest trend dipping to the east, a mapped extension in the order of ten kilometers, and true widths of as much as 30 meters and local associated veining up to 50 meters wide. Banded quartz veins and breccias are cemented by quartz, calcite and abundant manganese oxides. A study based on geological characteristics and silver-lead-zinc (arsenic-antimony-mercury) anomalous sections of the vein resulted in the discovery of the Los Gatos listric-shaped mineralized horizon hosting the steeply to shallowly dipping mineralized-shoots at depth. Mineralization of interest is seen for approximately 2,500 meters in length and for an estimated average vertical extension in the order of 200 meters. The reported average drilled true width of the structure is in the order of 8.9 meters. It has been interpreted that the top of the mineralized horizon at Los Gatos is generally located at an elevation of 1,400 meters above sea level (masl).

        Original exploration activities at the Esther vein system indicated the presence of a narrow quartz vein, less than one meter, with minor veining and silicification and noticeable lack of calcite. However, the presence of a small high-grade mineralized-shoot, probably 60 meters deep, attracted interest in the area. Drilling of this area also resulted in the discovery of the Esther mineralized-shoot, which has a known length of 800 meters for the main mineralized-shoot, as well as up to 1,200 meters of additional mineralized vein. The height of the mineralized interval is indicated by two drill holes to be in the order of 100 meters; most mineral intersections range in the order of two meters to eight meters, with a probable average slightly over three meters. It has been interpreted that the top of the favorable horizon at Esther is generally located about 120 meters below the surface.

        The Amapola deposit contains several vein systems at varying degrees of strike and dip that are the target of exploration. Currently, four of these veins comprise adequate Ag grade and thickness to be considered as mineralized material and geologically modeled. The four veins include the Albita, Elizabeth, Cascajal and Julia. The mineral resources are principally present on the Albita and Elizabeth veins, which together comprise a "corridor" of mineralization up to approximately 50 meters thick.

Sampling, Analysis and Data Verification

        MPR has carried out sampling campaigns that have included surface, limited underground and core samples. Samples were taken by local crews under the supervision of either a geologist of MPR or one of their contractors. Sampling intervals were, in most cases, two meters, with local variations depending on vein geology, to a minimum of 0.8 meters where structures were found. Detailed sampling was carried out at intervals directed by geological criteria, with priority given to testing high-grade zones in the vein structures and attention also given to identifying possible mineralization in the wall rock and quartz stockwork veining.

        MPR established a sampling protocol, which was followed through the drilling campaign, that in summary includes: supervision by MPR personnel, with the verification of core handling, recovery, core accommodation and depth recording by the contractor; and core collection, measurement, core recovery, photographing, specific gravity, geotechnical information and sampling interval selection by MPR geologists.

        Detailed logging of the sample intervals is conducted once the core samples are sawed, with detailed descriptions and estimations of mineralogy and mineral content, hydrothermal alteration, veining and fracturing. Assay intervals are divided in two equal parts by diamond saw, with most sampling conducted on two meter intervals, except for specific vein intervals. Vein intervals are selected for more detailed sampling, with a minimum of 0.8 meters per interval in the sample and a maximum of two meters.

        Samples are collected in standard plastic sample bags and tagged with a unique sample number recorded for each interval. Samples are grouped by drill hole and transported by pickup truck to the ALS Chemex laboratories sample receiving location in Chihuahua City, Mexico. From the time the core samples leave the drill site to the time the samples are delivered to ALS Chemex, they are escorted and under the supervision of personnel from MPR.

        Samples are dried, crushed and pulverized by ALS Chemex in Chihuahua City. Assay orders are delivered to the lab, and a copy of the receipt obtained is filed and registered in MPR's database. Sample pulps are then shipped by ALS Chemex to their laboratory in Vancouver, Canada for ICP analyses of silver, base metals and trace elements using a four-acid digestion technique. Gold assays are also completed using fire assay-AA preparation on 30-gram splits of the sample material.

        ALS Chemex has developed and implemented at each of its locations a Quality Management System (QMS) designed to ensure the production of consistently reliable data. As a result, the lab has received, including its sample preparation section in Guadalajara, the ISO 9001:2000 QMS registration from QMI. The ALS Laboratory Vancouver branch has also been accredited as conforming to requirements of Canadian regulations in this matter.

        MPR has set up a Quality Assurance/Quality Control (QA/QC) program to monitor the drilling program at the Los Gatos District, including the use of: (1) blanks (barren silica sand or barren andesitic flow material inserted wherever the geologist deems appropriate, but no less than one for every 40 samples focused on areas of higher metal values, which could lead to contamination); (2) standards are added every 20th sample (MPR has purchased 12 different standards from Rocklabs Ltd.); and (3) duplicates are also analyzed every 50 samples (each batch) by placing two sample tickets in the same sample bag and having the lab generate two pulps of the same sample for analysis.

        It is believed that core sampling is representative of mineralized intersections, with minor variations due to irregularities in mineralization, and that the QA/QC programs established by MPR and the sampling process follow industry standards and support the estimation of mineral resource.

        A review was made of available information derived from previous exploration work. This information included geological and sampling reports, drill logs, as well as assay results. Verification consisted of a general review of geological characteristics of the main mineralized areas, shown by the MPR field checking of geological maps in all areas and of sampling procedures by MPR as well as a review of all vein intersections and discussions of detailed sample handling, sampling and security procedures established by MPR. The original locations of samples reviewed were located, although most require re-painting. Tetra Tech verified several drill hole location monuments with a handheld global positioning system.

        Tetra Tech has conducted sample verification to evaluate whether the samples selected by MPR for metallurgical and hardness testing were geologically representative of the material in the mine plan. The review found that: samples were well selected with respect to various grades, alterations and host rock; there was no apparent metal domaining or zoning in the deposit; and that most of the samples fall within the bulk of the grade distributions and sampling of the higher-grade material has been accounted.

Mineral Resource Estimates—Cerro Los Gatos Mine, Esther and Amapola Deposits

        All blocks in this estimate have been delineated by appropriately spaced drilling. Grade and tonnage has been estimated within a digital three-dimensional block model using the Kriging method. Mineral resources have been estimated for three individual deposit areas: the Cerro Los Gatos Mine, Esther and Amapola deposits. The mineral resource estimates contained in the Los Gatos Technical Report have an effective date of September 6, 2019. The mineral resource estimates contained in the

Los Gatos Technical Report are presented on an undiluted basis without adjustment for mining recovery.

        For the Cerro Los Gatos Mine, a cut-off grade of 150 grams silver equivalent/tonne was estimated using generalized parameters, including the following: $40/tonne for mining costs; $20/tonne for processing costs; $4/tonne for general and administrative costs; 83% recovery at an assumed price of $18.00/oz silver; 92% recovery at an assumed price of $0.92/lb lead; and 77% recovery at an assumed price of $1.01/lb zinc. For the Esther deposit, a cut-off grade of 100 grams silver equivalent/tonne was estimated using generalized parameters, including the following: $40/tonne for mining costs; $20/tonne for processing costs; $3/tonne for general and administrative costs; 100% recovery at an assumed price of $22.30/oz silver; 95% recovery at an assumed price of $0.97/lb lead; and 88% recovery at an assumed price of $0.91/lb zinc. For the Amapola deposit, a cut-off grade of 100 grams silver equivalent/tonne was estimated using generalized parameters, including the following: $40/tonne for mining costs; $20/tonne for processing costs; $3/tonne for general and administrative costs; 100% recovery at an assumed price of $22.30/oz silver; 95% recovery at an assumed price of $0.97/lb lead; and 88% recovery at an assumed price of $0.91/lb zinc.

        Projected revenues from the sale of silver, zinc and lead are based upon long-term consensus prices that were the averages of long-term forecast prices that MPR obtained from various financial institutions as of the effective date of the respective mineral resource estimates. As of the effective date of the respective mineral resource estimates, the long-term consensus prices reflected the best estimate of the sales price that may be realized in the future from the mineral resources. Gold and copper, being part of the epithermal system, are included in the Mineral Resource estimate as comparisons, however they have not been considered for purposes of determining the Ag/Eq cut-off grade since copper in the final concentrates sold would not receive any payment and gold revenue is estimated at only 2.78% of the payable metal.

        The tonne and grade estimates in the block model are based on drill hole assay sample intervals. The vein widths are constrained by three-dimensional solids and have not been diluted.

        Sample intervals were composited to two meters, which is the mode sample length. Compositing was initiated and terminated at the top and bottom of continuous selected vein samples, resulting composites were permitted to be one to two meters in length and intervals less than one meter were rejected. As part of the Kriging process, composite influence was additionally weighted by interval length to provide further normalization. Compositing greater than two meters was determined not to be appropriate because three-meter composites would cause samples to be split and four-meter composites are too large to represent the vein across drip in some areas. At the Amapola deposit, ordinary Kriging was used. A single Kriging pass was made on each of the four veins and their secondary nearest neighbor. An inferred pass was only made for the Albita and Elizabeth veins. Similarly, at the Esther deposit, grade estimation was completed using ordinary Kriging. An initial Kriging pass was made on each of the three veins and followed by a secondary nearest inferred pass.

        Density of each block was determined from measured density samples within the mineralized zones and Kriged as a block attribute.

        The table below summarizes the mineral resource estimates at the Cerro Los Gatos Mine and the Esther and Amapola deposits as of the effective date of the Los Gatos Technical Report.

Los Gatos District Mineral Resource Estimates Inclusive of Mineral Reserves as of the Effective Date of the Los Gatos Technical Report

	Category	Tonnes (million; 100% basis)	Tonnes (million; 51.5% basis)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)
Cerro Los Gatos Mine(1)	Measured	5.8	3.0	324	0.39	2.9	5.8	0.11
	Indicated	4.6	2.4	202	0.28	2.5	5.2	0.11
	M&I	10.4	5.4	269	0.34	2.7	5.5	0.11
	Inferred	3.7	1.9	107	0.28	2.8	4.0	0.14
Esther Deposit(2)	Indicated	0.46	0.24	133	0.04	0.70	2.10	0.02
	Inferred	2.29	1.18	98	0.12	1.60	3.00	0.05
Amapola Deposit(2)	Indicated	0.25	0.13	135	0.10	0.10	0.30	0.02
	Inferred	3.44	1.77	140	0.10	0.20	0.30	0.03

(1)
Based on a cut-off grade of 150 grams silver equivalent/tonne at assumed metal prices of $18.00/toz silver, $0.92/lb lead and $1.01/lb zinc; gold was not considered in silver equivalent calculation. The mineral resource estimates contained in the Los Gatos Technical Report have an effective date of September 6, 2019. The mineral resource estimates contained in the Los Gatos Technical Report are presented on an undiluted basis without adjustment for mining recovery. Mineral reserve estimates and mineral resource estimates contained in the Los Gatos Technical Report have different effective dates and are based on different dilution and recovery factors and cut-off grades.

(2)
Based on a cut-off grade of 100 grams silver equivalent/tonne using metal prices of $22.30/toz silver, $0.97/lb lead, and $0.91/lb zinc. The mineral resource estimates for the Esther and Amapola deposits have an effective date of December 21, 2012. The mineral resource estimates contained in the Los Gatos Technical Report are presented on an undiluted basis without adjustment for mining recovery. Mineral reserve estimates and mineral resource estimates contained in the Los Gatos Technical Report have different effective dates and are based on different dilution and recovery factors and cut-off grades.

        The table below summarizes the mineral resource estimates exclusive of reserves at the Cerro Los Gatos Mine as of the effective date of the Los Gatos Technical Report.

Cerro Los Gatos Mine Mineral Resource Estimates Exclusive of Mineral Reserves as of the Effective Date of the Los Gatos Technical Report

	Category	Tonnes (million; 100% basis)	Tonnes (million; 51.5% basis)	AgEq (g/t)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq toz (millions)	Ag toz (millions)	Au toz (thousands)	Pb lbs (millions)	Zn lbs (millions)
Cerro Los Gatos Mine	Measured	1.3	0.7	442	181	0.39	2.4	4.5	19	8	16	71	131
	Indicated	2.2	1.1	368	139	0.23	2.1	4.2	26	10	17	101	205
	M&I	3.5	1.8	395	154	0.29	2.2	4.3	45	17	33	172	337
	Inferred	3.7	1.9	361	107	0.28	2.8	4.0	43	13	34	231	330

Resources based on a cut-off grade of 150 grams silver equivalent/tonne at assumed metal prices of $18.00/toz silver, $0.92/lb lead and $1.01/lb zinc; gold was not considered in silver equivalent calculation. The mineral resource estimates contained in the Los Gatos Technical Report have an effective date of September 6, 2019. The mineral resource estimates contained in the Los Gatos Technical Report are presented on an undiluted basis without adjustment for mining recovery. Reserves based on a $75 NSR cut-off value. NSR is defined as revenue per tonne mined less the sum of concentrate refining, treatment and transportation costs per tonne mined. The mineral reserve estimates for the Cerro Los Gatos Mine reflect diluted grades with adjustment for metallurgical recovery. The mineral reserve estimates contained in the Los Gatos Technical Report have an effective date of July 1, 2020 and exclude 655,746 tonnes of material that has been mined through June 30, 2020. Mineral reserve estimates and mineral resource estimates contained in the Los Gatos Technical Report have different effective dates and are based on different dilution and recovery factors and cut-off grades.

        The material assumptions for the mineral resource estimates at the Cerro Los Gatos Mine include (i) resource estimation completed by Tetra Tech in MicroMine mining software using drill hole data provided by MPR, (ii) usage of histograms and probability plots to determine where high-grade distribution tails became unsupported or deviated from lognormal and application of upper limits for grade capping, (iii) compositing sample intervals to two meters to match the mode sample length, (iv) using geological modeling and vein modeling, (v) using specific gravity measurements and (vi) no dilution being accounted for in the mineral resource estimates. See Section 14.1 of the Los Gatos Technical Report. The material assumptions for the mineral resource estimates at the Amapola deposit include (i) resource estimation completed by Tetra Tech in MicroMine software technology using drill hole data provided by MPR, (ii) using ordinary Kriging, with a single Kriging pass being made on the four veins of the Amapola deposit and a secondary nearest neighbor inferred pass made only for two of the veins and (iii) using specific gravity measurements to estimate vein density. See Section 14.2 of the Los Gatos Technical Report. The material assumptions for the mineral resource estimates at the Esther deposit include (i) resource estimation completed by Tetra Tech in MicroMine software technology using drill hole data provided by MPR, (ii) using ordinary Kriging, with a single Kriging pass made on each of the three veins of the Esther deposit followed by a secondary nearest neighbor inferred pass and (iii) using specific gravity measurements to estimate vein density. See Section 14.3 of the Los Gatos Technical Report.

        We are unaware of any title, taxations, socio-economic, marketing, political or other relevant factors that could materially affect this mineral resources estimate.

Mineral Reserve Estimates—Cerro Los Gatos Mine

        The mineral reserve estimates include the portion of the measured and indicated resource that can be mined economically. Economic criteria and mining constraints (based on the selected mining methods) are applied to the resource blocks to define mineable blocks. Mineral reserves are determined after applying dilution and recovery factors to these mineable blocks.

        Mineral reserve estimates are calculated from the mine plan created from the September 2019 resource update. The mineral reserve estimates contained in the Los Gatos Technical Report have an effective date of July 1, 2020 and exclude 655,746 tonnes of material that has been mined through June 30, 2020. The table below shows the reconciliation of mined tonnage and grades to the modeled reserve depletion for this time period, with differences resulting primarily from different sequencing of stopes and variances in ore tonnes:

	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	NSR ($)
Production Statistics	655,746	0.45	253	2.62	3.67	161
Modelled Reserve Depletion	715,818	0.51	282	2.62	3.79	170

        A cut-off grade of $75/tonne NSR value was used to calculate reserves. Projected revenues from the sale of silver, gold, zinc and lead are based upon long-term consensus prices of $18.99/oz silver, $1,472/oz gold, $0.87/lb lead and $1.09/lb zinc. These prices were the averages of long-term forecast prices that MPR obtained from nine financial institutions. As of the effective date of the mineral reserve estimates, the long-term consensus prices reflected the best estimate of the sales price that may be realized in the future from the mineral reserves. See Section 21 of the Los Gatos Technical Report.

        We are unaware of any title, taxation, socio-economic, marketing, political or other relevant factors that could materially affect this mineral reserve estimate.

        The table below summarizes the mineral reserve estimate at the Cerro Los Gatos Mine, with an effective date of July 1, 2020, which includes dilution and recovery factors.

Cerro Los Gatos Mineral Reserve Estimates as of the Effective Date of the Los Gatos Technical Report

Zone	Category	Tonnes (millions; 100% basis)	Tonnes (millions; 51.5% basis)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Northwest Zone	Proven	2.6	1.3	359	0.43	3.09	5.88
	Probable	0.5	0.3	333	0.34	2.86	5.88
Central Zone	Proven	3.8	1.9	314	0.31	2.55	5.32
	Probable	1.8	0.9	299	0.44	2.32	5.82
Southeast Zone	Proven	0.0	0.0	148	0.16	3.69	7.23
	Probable	0.6	0.3	148	0.16	3.69	7.23
Southeast Zone Block 2	Probable	0.4	0.2	118	0.17	3.11	4.16
Total (Proven)		6.4	3.3	332	0.36	2.77	5.55
Total (Probable)		3.3	1.7	254	0.34	2.74	5.86
Total (Proven & Probable)		9.6	5.0	306	0.35	2.76	5.65

Reserves based on a $75 NSR cut-off value. NSR is defined as revenue per tonne mined less the sum of concentrate refining, treatment and transportation costs per tonne mined. The mineral reserve estimates for the Cerro Los Gatos Mine reflect diluted grades with adjustment for metallurgical recovery. The mineral reserve estimates contained in the Los Gatos Technical Report have an effective date of July 1, 2020 and exclude 655,746 tonnes of material that has been mined through June 30, 2020. Mineral reserve estimates and mineral resource estimates contained in the Los Gatos Technical Report have different effective dates and are based on different dilution and recovery factors and cut-off grades.

        Proven reserves exceed measured resources as a result of the different dilution and recovery factors and cut-off grades being used for mineral reserve estimates compared to mineral resource estimates. Mineral reserve estimates have an effective date of July 1, 2020, account for dilution and recovery factors and are based on a cut-off grade of $75/tonne NSR. In contrast, mineral resource estimates for the Cerro Los Gatos Mine have an effective date of September 6, 2019, are presented on an undiluted basis without adjustment for mining recovery and are based on a cut-off grade of 150 grams silver equivalent/tonne.

        The material assumptions for the mineral reserve estimates at the Cerro Los Gatos Mine include (i) assigning NSR values to the block model, (ii) using a dilution strategy developed by a geomechanical consultant, (iii) application of mining recovery factors, including stope recovery and drift-and-fill recovery and (iv) application of dilution and recovery factors to stope tonnage and using Deswik scheduling software to develop a LOM development and production schedule. See Section 15 of the Los Gatos Technical Report.

Mineral Processing and Metallurgical Testing

        The Cerro Los Gatos Mine is a silver-lead-zinc deposit with relatively complex mineralogy. Upon review of the metallurgical testing data, it was clear that the Cerro Los Gatos Mine mineralization responded well to a conventional sequential silver-lead-zinc flotation processing. Zinc rougher flotation tailings and zinc first cleaner scavenger tailings are combined to become the final tailings. Tailings thickener underflow (100%) is pumped to a cyanide destruction facility. Currently, all tailings are disposed of in the tailings storage facility. Once the backfill plant is in operation, and after detox, 40% of final tailings will be pumped to the backfill plant and the remaining 60% will be pumped to the tailings storage facility. Operational results have indicated that additional removal of fluorine will be required. Additional floatation cells have been added to the lead and zinc circuits, with a goal of reducing the fluorine in the final concentrates.

        The expected grades and recoveries for lead, zinc, and silver to individual flotation concentrates were further investigated by a pilot plant program at SGS Lakefield using a sample composed of a bulk sample accessed by an underground decline into the orebody. The results of that program are being finalized but preliminary indications generally support the study grade and recovery estimates provided herein.

        Positive lead and silver flotation results were achieved from the SGS Vancouver Metallurgical Lab. The final lead cleaner concentrates of the locked cycle tests averaged 60.9% lead at 5,404 g/t silver at average recoveries of 89% lead and 68.7% silver. The zinc cleaner concentrates averaged 54.2% at an average recovery of 66.0% due to the high willemite content.

Mining Operations

Cerro Los Gatos Mine Underground Development

        The underground mine design supports a steady-state production rate of 2,500 tpd of ore. Over the life of the mine, the mine is projected to produce 81 million ounces of silver, 69 thousand ounces of gold, 878 million pounds of zinc, and 499 million pounds of lead in concentrate. The sequence of mining began with the Central Zone, which had already been accessed via the existing decline developed down to the 1400 Level. The bulk of the Central Zone will be mined using the drift-and-fill method, as the dips, widths and thicknesses of the vein structures are amenable to this mining method.

        The Northwest Zone is being mined concurrently with the Central Zone via longhole stoping methods with sublevels developed at 20 meter vertical intervals. Portions of the Northwest Zone that are thicker than nine meters (footwall to hanging wall) will be mined using transverse longhole mining. Areas that are less than nine meters in width will be mined using longitudinal longhole mining. In the Central Zone, operations confirmed that backfill deficiencies caused unstable conditions on the hanging-wall zone, as it was experienced in stope 625, where the stability problems created blocks causing the support to yield. The predicted conditions in this zone have been accurate. In the Northwest Zone, the operating geotechnical conditions have been better than the anticipated conditions. This has allowed the excavation of bigger dimensions in the stope length (more than 12 meters), and the planned activities have considered excavating more in the vertical dimension of the stope (25 meters height). Some of the stability problems found in this zone are mainly due to drilling deficiencies, which have reached areas near the hanging-wall fault zone. The 3D modeling of the Southeast Zone did not identify any issues except for potential hanging wall failure.

        Modern trackless mobile equipment is being employed for most mining activities. Load-Haul-Dump ("LHD") trucks and dedicated underground trucks are used for ore/waste loading and transport from the underground workings through an internal ramp system and portal that connects all levels to surface. Ongoing waste development to sustain the 2,500 tpd production rate averages approximately 211 meters/month during the production period.

        Based on the deposit geometry and anticipated geomechanical conditions, underground mining of the Cerro Los Gatos Mine resource will incorporate both longhole and drift-and-fill mining methods. The existing exploration decline from surface will be extended to provide primary access and delivery of services. The ramp will also be used for haulage of ore and waste from the underground operations.

Processing and Recovery Operations

        The processing facility is designed to treat 2,500 tpd of silver, lead and zinc material at an operational availability of 92%. The processing flow sheet for the project is a standard flow sheet commonly used in the mining industry, including conventional flotation recovery methods typical for lead-zinc material. The production plant has been constructed and adjustments will continue to optimize performance. Additional flotation cells have been installed to remove fluorine from the concentrates.

        Run-of-mine ("ROM") material is crushed in a primary jaw crusher located near the underground mine portal. It is then conveyed to the processing facilities where it is ground to 80% finer than 45 microns in a semi-autogenous grinding and ball milling circuit. The ore is further processed in a flotation circuit, consisting of lead flotation followed by zinc flotation. The majority of the silver will be recovered in the lead flotation circuit and some silver will also be collected in the zinc flotation circuit. Lead sulfide is recovered in a rougher flotation bank, producing a concentrate that is then upgraded to smelter specifications in three stages of cleaning. Tails from the lead flotation section is then conditioned for zinc sulfide flotation. The process scheme for zinc flotation also includes a rougher bank and five stages of cleaning to produce smelter-grade zinc concentrates. For both lead and zinc sections, the rougher flotation concentrates are reground to 80% finer than 25 microns prior to cleaner flotation to liberate the sulfides for further upgrading. An additional deep-froth flotation cell has been added to the zinc circuit, and one additional deep-froth flotation cell has been added to the zinc and lead circuits during 2020, to remove more fluorine, a deleterious mineral for sales. Both final lead and zinc concentrates are thickened, filtered and stored in concentrate storage facilities prior to being loaded in trucks for shipment.

Infrastructure, Permitting and Compliance Activities

        In addition to the recently constructed Cerro Los Gatos Mine processing plant and other facilities, we have a field camp located in nearby San José del Sitio, a community of approximately 264 persons, with electrical and water services, an elementary school and basic health services. Water resources in the region are mostly related to the Conchos River Basin, which includes the San Pedro, San Francisco de Borja and Satevó River Sub-Basins. Locally, there are significant amounts of water, with shallow groundwater recorded from most exploration drilling conducted by us.

        Underground development of the Cerro Los Gatos Mine commenced in 2015 and surface infrastructure development commenced in 2017. All significant surface infrastructure was completed in mid-2019 and the Cerro Los Gatos Mine commenced production of lead and zinc concentrates on September 1, 2019. The Cerro Los Gatos Mine processing plant is currently designed for 2,500 tpd capacity and the grinding circuit was engineered for expansion to 3,000 tpd in the future.

        The Cerro Los Gatos Mine is located in the Municipality of Satevó, Chihuahua, Mexico, approximately 160 kilometers southwest of the state capital of Chihuahua City and approximately 8 kilometers west of San José del Sitio, Chihuahua. The access road from Chihuahua, Mexico is newly paved. A portion of the road from San José del Sitio was rerouted to the mine site to minimize interference with the stream that runs near the mine property.

        Construction of required infrastructure has been completed, including administration offices, mine dry, fuel storage, mine maintenance shop, jaw crushing station, dome-covered crushed ore stockpile, process plant (including grinding circuit, flotation circuit, concentrate and tailing thickeners, concentrate loadout and tailings detoxification), tailing storage facility, electrical substation, 66 kilometers of power line connecting high voltage to the grid substation at San Francisco de Borja, assay lab, mill maintenance, dewatering wells and water cooling and distribution system, and residential camps and associated infrastructure.

        The camps consist of structural steel pre-engineered buildings capable of housing over 350 people. The camps include kitchen and cafeteria, laundry, infirmary, and other buildings required to maintain this facility. Emergency power is provided for in the camp to deliver 100% backup in the event of a power outage.

        The entire project is served by satellite-dish based internet and telephone communications.

        Power to the site is supplied via a 115 kV utility transmission line. This originates from the San Francisco de Borja substation in Satevó (Chihuahua), where a 115 kV connection has recently been installed.

        All raw water to meet potable and non-potable water demand is supplied by groundwater pumped from dewatering wells. The well water is cooled from 50°C to 40°C prior to use. Sewage water treatment systems were included to handle waste as required on the project.

        Storage and management of landfill disposal is housed in a single building, separated into two zones—one for non-hazardous waste and a second zone for hazardous waste. The hazardous waste is to be collected and disposal by a certified and authorized company per Mexican regulations.

        In 2008, we negotiated surface access rights with local ranch owners and obtained environmental permits for drilling. In April 2012, we entered into a mine and land access agreement with the local community, the Ejido La Esperanza (the "Ejido"), which provides annual land access with a renewal fee of $11,200. We also maintain an easement contract for 30 years with the Ejido for the access road to the mine.

        On December 12, 2016, MPR submitted an environmental impact statement to the Mexican Secretary of Environment and Natural Resources, which regulates the environmental aspects of mining projects and issued the permits once such statement is approved. The statement was approved in 2017. We also received approval for the permits for land use, authorization and approval for initiation of construction of mining workings and infrastructure and official alignment and number from the Municipality of Satevó, Chihuahua in June and July of 2018. In May 2019, we received approval for Environmental Unique License for the production of 2,500 tpd.

        On July 17, 2017, the Mexican Secretary of Environment and Natural Resources approved a mining exploitation project in Satevó, Chihuahua to develop work and activities (site preparation, construction, operation and others) needed to mine and explore the area. The authorized permit period is for 24 years ending July 17, 2041, with the possibility to extend for a similar period. Additionally, on September 4, 2017, we received the permitting to develop, construct and operate a project named Línea Eléctrica 115 KV Los Gatos, which consists of opening an 18-meter wide corridor over 58.0 kilometers. This project affects an area of 105 hectares to support the power lines in the municipalities of San Francisco de Borja and San Javier Satevó, Chihuahua. The authorized permit period is until September 4, 2037. We also received the relevant change of land use permitting to remove forest vegetation and fertile soil in an area of 390.6972 hectares to prepare the site and construct the infrastructure required for the mining exploitation of the Los Gatos project which expires November 1, 2020, with the option to extend.

        We are committed to safety at the Cerro Los Gatos Mine. The Cerro Los Gatos mine is built to higher environmental standards than required by Mexican law, with a fully-lined tailings impoundment facility and enclosure of the conveyors and ore storage dome. We also use state-of-the-art rescue capsules to hoist personnel to surface. Our cumulative injury frequency rate at the Cerro Los Gatos Mine has consistently been below the annual U.S. MSHA Lost Time Injury Frequency Rate.

Capital and Operating Costs

        All costs and economic results are presented in U.S. dollars. Quantities and values are presented using standard metric units unless otherwise specified. No escalation has been applied to capital or operating costs. No gearing is assumed in the analysis. Capital and operating cost estimates have an accuracy level of ±15%, and, given that the mine is currently in production, capital and operating cost estimates have a contingency of 0%. See Section 21.3 and Section 21.4 of the Los Gatos Technical Report.

        The economic analysis contained in the Los Gatos Technical Report is presented on an unlevered, post-tax, present value basis and has an effective date of July 1, 2020. For a discussion of the mineral resource estimates and mineral reserve estimates contained in the Los Gatos Technical Report, see "—The Los Gatos District—Mineral Resource Estimates—Cerro Los Gatos Mine, Esther and Amapola Deposits" and "—The Los Gatos District—Mineral Reserve Estimates—Cerro Los Gatos Mine." Technical economic tables and figures presented in this prospectus require subsequent calculations to derive subtotals, totals, and weighted averages. Such calculations inherently involve a degree of rounding, which are not considered to be material.

        LOM sustaining capital cost requirements are estimated to be $267,000 thousand. Initial capital of $315,600 thousand was required to commence operations and construction was completed on time and on budget. Capital cost estimates used MPR-provided database information for mine and surface infrastructure, process plant and infrastructure, tailings storage facility, waste rock storage facility, water management, environmental, reclamation and owner's costs.

Description	Units	Sustaining Capital
Direct Costs
Mine & Surface Infrastructure	$000s	266,398
Direct Costs	$000s	266,398
Indirect Costs
Mine & Surface Infrastructure	$000s	932
Indirect Costs	$000s	932

Total Sustaining Capital	$000s	267,330

        LOM operating costs are based on current operations and are summarized in the table below. The mine operating cost estimate includes all sill development, stope production, and drift-and-fill production and associated indirect costs. Operating costs include all labor, material, mobile and fixed equipment operating, and power consumption costs.

Description	Unit Cost ($/meter)	Unit Cost ($/t-milled)
Mine, Surface and G&A	26.47	83.58

LOM Operating	—	83.58

Economic Analysis

        The economic analysis contained in the Los Gatos Technical Report is presented on an unlevered, post-tax, present value basis and has an effective date of July 1, 2020. For a discussion of the mineral resource estimates and mineral reserve estimates contained in the Los Gatos Technical Report, see

"—The Los Gatos District—Mineral Resource Estimates—Cerro Los Gatos Mine, Esther and Amapola Deposits" and "—The Los Gatos District—Mineral Reserve Estimates—Cerro Los Gatos Mine." For a discussion of the assumed capital and operating costs in the Los Gatos Technical Report, see "—The Los Gatos District—Capital and Operating Costs."

        The results of the economic analysis are summarized below:

Economic Analysis Results

Mine Life	years	11
Ore Tonnage	kt	9,618

			Life-of-Mine Payable Production
					Avg. Annual Payable Production (51.5% basis)
	Average Grade Processed	(100% basis)	(51.5% basis)	(100% basis)
Production Statistics
Silver	305 g/t	72.0 Moz	37.1 Moz	6.5 Moz	3.4 Moz
Zinc	5.7%	679 Mlb	350 Mlb	62 Mlb	32 Mlb
Lead	2.8%	442 Mlb	228 Mlb	40 Mlb	21 Mlb
Gold	0.35 g/t	45.5 Koz	23.4 Koz	4.1 Koz	2.1 Koz
Silver Equivalent	642 g/t	134.7 Moz	69.4 Moz	12.2 Moz	6.3 Moz
Life-of-Mine Cost Metrics
Total Sustaining Capital Costs	$ millions	$267
Operating Costs	$/t-milled	$83.58
TC / RC, Penalties and Freight Costs	$/mt	$51.90
Royalties	$/mt	$1.50
Life-of-Mine By-Product Costs
AISC	$/oz Ag	$5.47
Life-of-Mine Co-Product Costs
AISC	$/oz AgEq	$11.77
Project Economics
NPV (post-tax; 5.0%)	$ millions	$653

Silver equivalent and by-product credits calculated using LOM average prices of $18.99/oz silver, $1,472/oz gold, $0.87/lb lead and $1.09/lb zinc. The economic analysis contained in the Los Gatos Technical Report has an effective date of July 1, 2020 and excludes 655,746 tonnes of material that has been mined through June 30, 2020.

Cerro Los Gatos Mine Unlevered Free Cash Flow Profile on a 100% Basis (in millions)

Cerro Los Gatos Mine Unlevered Free Cash Flow Profile on a 51.5% Basis (in millions)

Cerro Los Gatos Mine LOM Revenue by Commodity(1)

See Section 22 of the Los Gatos Technical Report. The economic analysis contained in the Los Gatos Technical Report has an effective date of July 1, 2020 and excludes 655,746 tonnes of material that has been mined through June 30, 2020.

(1)
Cerro Los Gatos LOM revenue by commodity is calculated using LOM average prices of $18.99/oz silver, $1,472/oz gold, $0.87/lb lead and $1.09/lb zinc, and is shown on a 51.5% basis.

        The graphs below show the sensitivity analysis of the project economics and LOM revenue by commodity contained in the Los Gatos Technical Report at silver prices of $15.00/oz, $20.00/oz, $25.00/oz and $30.00/oz. The economic analysis contained in the Los Gatos Technical Report used long-term consensus silver price of $18.99/oz.

Cerro Los Gatos Mine Net Present Value (Post Tax; 5.0%) Sensitivity Analysis on a 100% basis

Cerro Los Gatos Mine LOM Revenue by Commodity Sensitivity Analysis

See Section 22 of the Los Gatos Technical Report. The economic analysis contained in the Los Gatos Technical Report has an effective date of July 1, 2020 and excludes 655,746 tonnes of material that has been mined through June 30, 2020.

Exploration, Development, and Production

        Concentrate production is currently achieving quality specifications and expected grades. The Cerro Los Gatos Mine is expected to produce, on average, 12.2 million payable silver equivalent ounces annually through the existing mine life (or 6.3 million payable silver equivalent ounces annually on a 51.5% basis), with an attractive, low-cost AISC profile. In addition to the goal of achieving the plant's 2,500 tpd design capacity, we intend to use a portion of the proceeds from this offering to complete a feasibility study, prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, to expand the Cerro Los Gatos Mine production rate to 3,000 tpd. If feasible, we expect the LGJV to complete the expansion within the next three to four years.

        The below graphs show our estimated payable silver equivalent production levels at the Cerro Los Gatos Mine in the coming years:

2020—2031 Cerro Los Gatos Mine Payable AgEq Production Estimate (Moz) and AISC ($/oz AgEq) on a 100% Basis

2020—2031 Cerro Los Gatos Mine Payable AgEq Production Estimate (Moz) and AISC ($/oz AgEq) on a 51.5% Basis

Payable silver equivalent calculated using feasibility study LOM average prices of $18.99/oz silver, $1,472/oz gold, $0.87/lb lead and $1.09/lb zinc. AISC calculated as sum of total operating costs, treatment and refining charges, penalties, transportation and freight, royalties and capital costs for each year. See Section 22 of the Los Gatos Technical Report. The Los Gatos Technical Report has an effective date of July 1, 2020. The mineral resource estimates contained in the Los Gatos Technical Report have an effective date of September 6, 2019. The mineral reserve estimates and the economic analysis contained in the Los Gatos Technical Report have an effective date of July 1, 2020 and exclude 655,746 tonnes of material that has been mined through June 30, 2020. For a discussion of the mineral resource estimates and mineral reserve estimates contained in the Los Gatos Technical Report, see "—The Los Gatos District—Mineral Resource Estimates—Cerro Los Gatos Mine, Esther and Amapola Deposits" and "—The Los Gatos District—Mineral Reserve Estimates—Cerro Los Gatos Mine." For a discussion of the assumed capital and operating costs in the Los Gatos Technical Report, see "—The Los Gatos District—Capital and Operating Costs." Based on production to date, we believe that the Cerro Los Gatos Mine has the potential to produce up to 7.2 million ounces of silver equivalent on a 100% basis (3.7 million ounces of silver equivalent on a 51.5% basis) in fiscal year 2020.

        We believe there is widespread mineralization potential beyond the Cerro Los Gatos Mine, the Esther and Amapola deposits and the 11 other mineralized zones, as more than 85% of the land position has yet to be drilled.

Location of the Cerro Los Gatos District

        The current resources are significant, but we believe that additional resource potential remains in the immediate area. Drill testing of other high-priority targets within the Los Gatos District has been relatively limited given our focus on delineation of reserves at, and construction of, the Cerro Los Gatos Mine. As a result, the highly prospective Los Gatos District remains underexplored. Drilling at the Esther deposit to date has demonstrated good grade continuity along the system and characteristics similar to that identified during preliminary work at the Cerro Los Gatos Mine. Following potentially positive results from infill drilling at the Esther and Amapola deposits, we expect to update the resources and perform a scoping study to determine if these two deposit areas could generate economic production, representing further upside potential for the broader Los Gatos District.

        We expect to perform additional definition drilling to expand the Southeast and Northwest zones of the Cerro Los Gatos Mine and to perform additional drilling to expand the Esther and Amapola deposits, which remain open to extensions at depth. In addition to the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit, we have identified 11 other mineralized zones defined by high-grade drill intersections in the Los Gatos District. Grade intercepts from such mineralized zones are shown below.

Mineralized Zones Grade Intercepts

Mineralized Zones	Length (m)	Ag (g/t)	Pb (%)	Zn (%)
Boca de Leon	2.2	90.6	5.0	0.8
Cieneguita	1.3	62.4	5.4	0.9
El Lince	4.0	62.2	0.0	0.1
El Rodeo	0.8	61.5	3.4	4.0
La Paula	4.0	180.0	0.1	0.1
Los Torunos	1.8	34.2	2.6	0.9
Mezcalera	2.0	59.4	0.1	0.1
San Agustin	1.3	148.0	1.2	2.3
San Luis	2.0	271.0	0.3	0.1

The table above does not include Ocelote and Wall-E/Ava zones, as they do not have sufficient drilling.

        Subject to financing, our objectives at the Los Gatos District are to, among other things:

  •
  perform additional in-fill and expansion drilling to further define and expand mineralization at the Esther and Amapola deposits;

  •
  study the feasibility of expanding production at the Cerro Los Gatos Mine from 2,500 tpd to 3,000 tpd;

  •
  conduct social, environmental and technical work on the property with the objective of completing a scoping study on the Esther and Amapola deposits;

  •
  expand the exploration drilling program on the Esther deposit, the Amapola deposit and the other 11 mineralized zones within the Los Gatos District; and

  •
  continue to expand the LGJV's interest in prospective mineral and surface rights.

Internal Controls

        Quality assurance at the Cerro Los Gatos Mine and the Los Gatos District involves the use of standard practice procedures for sample collection and includes oversight by experienced geological staff during data collection. Certain quality control measures for sample analysis include in-stream sample submittal of standard reference material, blank material and field duplicate sampling. For data verification, staff members observed drill hole locations and orientations, inspected drill cores and compared to logs and analytical results, observed core intake, visited outcrops and discussed with on-site geologists, including reviewing working maps and cross-sections. Inherent risks in quality control include potential sample contamination, among others.

Competition

        There is aggressive competition within the precious metals industry. We compete in efforts to obtain financing to explore and develop its projects with other precious metals companies, such as Coeur Mining Inc., Pan American Silver Corp. and First Majestic Silver Corp., as well as other mineral miners. These companies currently have greater resources than we do. In the future, we may compete with such companies to acquire additional properties.

        In addition, we also encounter competition for the hiring of key personnel. The mining industry is currently facing a shortage of experienced mining professionals, particularly with respect to experienced mine construction and mine management personnel. This competition affects our operations. Larger regional companies can offer better employment terms as compared to smaller companies such as us.

        We also compete for mine service companies, such as project coordinators and drilling companies. Potential suppliers may choose to provide better terms and scheduling to larger companies in the industry due to the scale and scope of their operations.

Environmental, Health and Safety Matters

        We are subject to stringent and complex environmental laws, regulations and permits in the various jurisdictions in which it operates. These requirements are a significant consideration for us as our operations involve, or may in the future involve, among other things, the removal, extraction and processing of natural resources, emission and discharge of materials into the environment, remediation of soil and groundwater contamination, workplace health and safety, reclamation and closure of waste impoundments and other properties, and handling, storage, transport and disposal of wastes and hazardous materials. Compliance with these laws, regulations and permits can require substantial capital or operating costs or otherwise delay, limit or prohibit our development or future operation of our properties. These laws, regulations and permits, and the enforcement and interpretation thereof, change frequently and generally have become more stringent over time. If we violate these environmental requirements it may be subject to litigation, fines or other sanctions, including the revocation of permits and suspension of operations. Pursuant to such requirements, we also may be subject to inspections or reviews by governmental authorities.

Permits and Approvals

        To obtain, maintain and renew its environmental permits, we may be required to conduct environmental studies and collect and present to governmental authorities data pertaining to the potential impact that its current or future operations may have upon the environment. For example, in order to commence underground exploration activities at the Cerro Los Gatos Mine, we were required to submit an environmental analysis to the applicable governmental authorities. In May 2010, we began collecting the environmental baseline data for the Cerro Los Gatos Mine and received the permit in 2015.

Hazardous Substances and Waste Management

        We could be liable for environmental contamination at or from our or our predecessors' currently or formerly owned or operated properties or third-party waste disposal sites. Certain environmental laws impose joint and several strict liability for releases of hazardous substances at such properties or sites, without regard to fault or the legality of the original conduct. A generator of waste can be held responsible for contamination resulting from the treatment or disposal of such waste at any off-site location (such as a landfill), regardless of whether the generator arranged for the treatment or disposal of the waste in compliance with applicable laws. Costs associated with liability for removal or remediation of contamination or damage to natural resources could be substantial and liability under these laws may attach without regard to whether the responsible party knew of, or was responsible for, the presence of the contaminants. In addition to potentially significant investigation and remediation costs, such matters can give rise to claims from governmental authorities and other third parties for fines or penalties, natural resource damages, personal injury and property damage.

Mine Health and Safety Laws

        Our Mexican properties are subject to regulation by the Political Constitution of the Mexican United States, and are subject to various legislation in Mexico, including the Mining Law, the Federal Law of Waters, the Federal Labor Law, the Federal Law of Firearms and Explosives, the General Law

on Ecological Balance and Environmental Protection and the Federal Law on Metrology Standards. Mining, environmental and labor authorities may inspect our operations on a regular basis and issue various citations and orders when they believe a violation has occurred under the relevant statute. Regulations and the results of inspections, whether in the United States or Mexico, may have a significant effect on our operating costs.

        At this time, it is not possible to predict the full effect that the new or proposed statutes, regulations and policies will have on our operating costs, but it may increase its costs and those of its competitors.

Other Environmental Laws

        We are required to comply with numerous other environmental laws, regulations and permits in addition to those previously discussed. These additional requirements include, for example, various permits regulating road construction and drilling at the Mexican properties.

        We endeavor to conduct our mining operations in compliance with all applicable laws and regulations. However, because of extensive and comprehensive regulatory requirements, violations during mining operations occur from time to time in the industry.

Facilities and Employees

        We own and lease land at our other exploration properties in Mexico and at the Los Gatos District through our ownership interest in the LGJV.

        As of June 30, 2020, we had 10 full-time employees in the United States and 10 full-time employees in Mexico, and the LGJV had approximately 540 employees in Mexico. We believe that our employee relations are good and plan to continue to hire employees as our operations expand.

Legal Proceedings

        From time to time, we and our affiliates may become subject to various legal proceedings that are incidental to the ordinary conduct of its business. Although we cannot accurately predict the amount of any liability that may ultimately arise with respect to any of these matters, we make a provision for potential liabilities when we deem them probable and reasonably estimable. These provisions are based on current information and legal advice and may be adjusted from time to time according to developments. See Note 10, "Commitments and Contingencies" in our consolidated financial statements included elsewhere in this prospectus for additional information regarding our assessment of contingencies related to legal matters.

 MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors, as of June 30, 2020:

Name	Age	Position
Stephen Orr	65	Chief Executive Officer and Director
Philip Pyle	64	Vice President of Exploration and Chief Geologist
John Kinyon(1)	62	Executive Vice President of Operations
Roger Johnson	63	Chief Financial Officer
Luis Felipe Huerta(2)	50	Project Director, Cerro Los Gatos Mine
Adam Dubas	41	Chief Administrative Officer
Thomas S. Kaplan(3)	57	Chairman of the Board of Directors
Janice Stairs(3)	61	Lead Director
Jeb Burns(3)	55	Director
Ali Erfan	55	Director
Igor Gonzales	65	Director
Karl Hanneman	62	Director
Charles Hansard(4)	72	Director Nominee
Igor Levental	64	Director
David Peat	67	Director

(1)
Immediately prior to the completion of this offering, Mr. Kinyon's title will become Chief Operating Officer.

(2)
Immediately prior to the completion of this offering, Mr. Huerta's title will become Vice President, Mexico.

(3)
Dr. Kaplan and Mr. Burns intend to resign from the Board of Directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Upon Dr. Kaplan's resignation, Ms. Stairs will become the Chair of the Board of Directors.

(4)
We intend for Mr. Hansard to become a member of the Board of Directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Biographical Information

        Stephen Orr, 65, has served as our Chief Executive Officer since June 2011 and has served on our Board of Directors since May 2011, including as our Executive Chairman from May 2011 to January 2020. Mr. Orr has more than 40 years of experience in the mining industry, including international commercial experience at both executive and operational levels. Previously, Mr. Orr served as president, director and chief executive officer at Ventana Gold Corp., a Vancouver-based mineral exploration and development company, as director and chief executive officer at OceanaGold, where under his leadership OceanaGold built and commissioned two new mines in New Zealand, as vice president of North American operations and then managing director of Australia and Africa operations at Barrick Gold Corporation and as president and chief executive officer at Homestake Canada Inc. Mr. Orr is a resident of Dallas, Texas. We believe that Mr. Orr's extensive experience in the international mining industry at both executive and operational levels makes him a valuable member of our Board of Directors.

        Philip Pyle, 64, has served as our Vice President of Exploration since June 2011 and has served as our Chief Geologist since January 2020. Mr. Pyle has more than 40 years of experience in the mining industry. Previously, Mr. Pyle served as vice president—exploration at Los Gatos Ltd., as exploration manager at Linear Gold Corp. (now Fortune Bay Corp.), as exploration manager at MIM Exploration Pty Ltd., as exploration manager at BHP Minerals International Exploration Inc. and as a geologist at AMAX Exploration Inc. Mr. Pyle holds a B.A. in Earth Science from Dartmouth College and a

Masters in Geological Science from the University of Texas. Mr. Pyle is a resident of Bozeman, Montana.

        John Kinyon, 62, was appointed as our Executive Vice President of Operations in April 2016 and has served as our Vice President of Operations since 2012. Mr. Kinyon has more than 40 years of U.S. and international operations and construction experience, including experience in various mining positions in the U.S., Canada, Tanzania, Australia, and New Zealand. From April 2011 to March 2012, Mr. Kinyon served as vice president and general manager at Coeur Mining Inc.'s Kensington Mine in Juneau, Alaska. Previously, Mr. Kinyon served as vice president of operations at OceanaGold, as general manager at Yukon Zinc and as general manager at Eskay Creek at Barrick Gold Corporation. Mr. Kinyon holds a B.S. in Engineering and Business Science from South Dakota State University and Black Hills University. Mr. Kinyon is a resident of Coeur d'Alene, Idaho.

        Roger Johnson, 63, has served as our Chief Financial Officer since March 2011. Mr. Johnson also formerly served as a Governor-appointed member of the Colorado PERA Board of Trustees. Mr. Johnson has more than 40 years of financial management experience in the mining industry. Previously, Mr. Johnson served as vice president and chief accounting officer at Newmont Mining Corporation, as senior vice president, finance and administration at Pasminco Zinc, Inc., as vice president, controller at Kennecott Utah Copper LLC and practiced public accounting with Coopers & Lybrand (now PricewaterhouseCoopers LLP). Mr. Johnson is a Certified Public Accountant. Mr. Johnson holds a B.S. in Accounting and a Master of Professional Accountancy degree from the University of Utah. Mr. Johnson is a resident of Denver, Colorado.

        Luis Felipe Huerta, 50, has served as Project Director of the Cerro Los Gatos Mine since May 2015. Mr. Huerta has more than 25 years of project management experience in the mining industry. From 2012 to 2014, Mr. Huerta served as project manager at Continental Gold Inc. Previously, Mr. Huerta served as project manager at Fortuna Silver Mines Inc. and as project superintendent at Compañía Minera Milpo. Mr. Huerta holds a Bachelors in Engineering Science and a Masters in Project Management from ESAN Graduate School of Business. Mr. Huerta is a resident of Chihuahua, Mexico.

        Adam Dubas, 41, has served as our Chief Administrative Officer since January 2019. Mr. Dubas has more than 20 years of experience in financial management. From 2011 to December 2018, Mr. Dubas served as our Corporate Controller. Previously, Mr. Dubas served as a senior manager at KPMG LLP, where he focused on the energy industry, and as an international financial analyst at Sprint Corporation. Mr. Dubas holds a B.S. in Business Administration, with highest distinction, from the University of Nebraska. Mr. Dubas is a resident of Denver, Colorado.

        Thomas S. Kaplan, 57, has served as the Chairman of our Board of Directors since January 2020. In addition to our Board of Directors, Dr. Kaplan also serves on the board of directors of NOVAGOLD Resources Inc. Dr. Kaplan has over 25 years of experience in the resources sector. Since 2012, Dr. Kaplan has served as the chairman and chief executive officer of The Electrum Group LLC, a privately-held global natural resources investment management company. Previously, Dr. Kaplan served as chairman of Leor Exploration & Production LLC, a natural gas exploration and development company, which he founded in 2003 and sold in 2007 to EnCana Corporation. In addition, Dr. Kaplan has served as chairman of the board of directors of Electrum Special Acquisition Corporation and Trilogy Metals Inc. (formerly known as NovaCopper Inc.). A prominent preservationist of wildlife and cultural heritage, he is the founder and chairman of Panthera, a global leader in big cat conservation, and also serves as chairman of the International Alliance for the Protection of Heritage in Conflict Areas (ALIPH), a multilateral organization co-founded by the governments of France and the United Arab Emirates. Dr. Kaplan holds a B.A., M.A. and D.Phil. in modern history from Oxford University. Dr. Kaplan is a resident of New York, New York. Dr. Kaplan intends to resign from the Board of

Directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

        Janice Stairs, 61, has served as a member of our Board of Directors since October 2019 and has served as Lead Director of our Board of Directors since January 2020. In addition to our Board of Directors, Ms. Stairs also serves on the board of directors of Gabriel Resources Ltd., Trilogy Metals Inc., and Marathon Gold Corporation. Ms. Stairs has more than 30 years of experience in the resources sector. From 2011 until 2019, Ms. Stairs served as general counsel and corporate secretary at Namibia Critical Metals Inc. Previously, Ms. Stairs served as general counsel at Endeavour Mining Corporation, as vice president and general counsel at Etruscan Resources Inc., and as partner at the law firm McInnes Cooper (formerly Patterson Palmer). In addition, Ms. Stairs has served on the board of directors of AuRico Gold Inc. and AuRico Metals Inc. Ms. Stairs holds a LL.B. from Dalhousie University and a M.B.A. from Queen's University. Ms. Stairs is a resident of Halifax, Nova Scotia. We believe that Ms. Stairs' academic training in law and business and her extensive experience in the resources sector make her a valuable addition to our Board of Directors. Ms. Stairs will become the Chair of the Board of Directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

        Jeb Burns, 55, has served as a member of our Board of Directors since March 2018. In addition to our Board of Directors, Mr. Burns also serves on the investment committee of Western Michigan University Foundation, the board of directors of Pacific Pension & Investment Institute, the board of directors of the Michigan History Foundation, the board of trustees of Mackinac Associates, and the board of directors of Venture Michigan Fund. Mr. Burns has nearly 20 years of investment and asset management experience. Since February 2001, Mr. Burns has been the chief investment officer at Municipal Employees' Retirement System of Michigan. Previously, Mr. Burns held positions in public policy, communications, budget, and legislative affairs at the State of Michigan. Mr. Burns holds a B.A. in History and Political Science from Western Michigan University and a M.P.A. in Public Administration and Public Policy from Wayne State University. Mr. Burns is a resident of Lansing, Michigan. Mr. Burns intends to resign from the Board of Directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

        Ali Erfan, 55, has served as a member of our Board of Directors since May 2019. In addition to our Board of Directors, Mr. Erfan serves on the board of directors of Leor Energy, Electrum Ltd., TTI Inc., Augustus Ltd., Gabriel Resources Ltd. and Reebonz Holding Limited. Mr. Erfan has more than 20 years of experience in senior roles in the venture capital and private equity industry. Since 2007, Mr. Erfan has served as a director of The Electrum Group, a privately-held global natural resources investment management company, and since 2017, Mr. Erfan has served as vice chairman of The Electrum Group. Previously, Mr. Erfan served as a senior partner at 3i Group, Plc. Mr. Erfan founded the Cogito Scholarship Foundation, a U.K. charity. Mr. Erfan holds an M.B.A. from the London Business School and a B.A. and an M.A. in Politics, Philosophy and Economics from Oxford University. Mr. Erfan is a resident of Monaco. We believe that Mr. Erfan's extensive experience in finance and our industry makes him a valuable addition to our Board of Directors.

        Igor Gonzales, 65, has served as a member of our Board of Directors since June 2020. In addition to our Board of Directors, Mr. Gonzales serves on the board of directors of Hudbay Minerals Inc. and Harte Gold Corp. Mr. Gonzales has more than 30 years of experience in the mining industry. Since June 2020, Mr. Gonzales has served as the chief operating officer at Appian Capital Advisory, a leading investment advisor in the metals and mining industry. From June 2017 to May 2020, Mr. Gonzales served as the president and chief executive officer at Sierra Metals Inc. From November 2014 to April 2017, Mr. Gonzales served as the chief operating officer at Companiade Minas Buenaventura. Previously, Mr. Gonzales served as the executive vice president and chief operating officer at Barrick Gold Corporation and in various roles with Southern Peru Copper Corporation. In addition,

Mr. Gonzales has served on the board of directors of Compañia de Minas Buenaventura and Cia Minera El Brocal. Mr. Gonzales holds a B.S. in Chemical Engineering from the University of San Antonio Abad in Cusco, Peru, and an M.S. in Extractive Metallurgy from the New Mexico Institute of Mining and Technology, where he was a Fulbright Scholar. Mr. Gonzales is a resident of Lima, Peru. We believe that Mr. Gonzales' extensive experience in our industry makes him a valuable addition to our Board of Directors.

        Karl Hanneman, 62, has served as a member of our Board of Directors since October 2019. In addition to our Board of Directors, Mr. Kanneman also serves on the board of directors of International Tower Hill Mines, Ltd., Usibelli Coal Mine, Inc. and Northrim BanCorp, Inc. Mr. Hanneman has more than 35 years of mining industry management and technical experience as an executive, manager, mining engineer, mine operator and entrepreneur. Since February 2017, Mr. Hanneman has served as chief executive officer of International Tower Hill Mines, Ltd., where he leads a team advancing a 10-million-ounce gold resource in Alaska through project optimization. From March 2015 to February 2017, Mr. Hanneman served as chief operating officer of International Tower Hill Mines, Ltd. Previously, Mr. Hanneman served as general manager and project manager of International Tower Hill Mines, Ltd. and as director, corporate affairs, Alaska and as Alaska regional manager at Teck Resources Ltd., including being responsible for overseeing the $350 million Pogo Gold project throughout the period of underground exploration, feasibility study, project design and permitting. Mr. Hanneman holds a B.S. in Mining Engineering, magna cum laude, from the University of Alaska. Mr. Hanneman is a resident of Fairbanks, Alaska. We believe that Mr. Hanneman's extensive experience in our industry makes him a valuable addition to our Board of Directors.

        Charles Hansard, 72, will become a member of our Board of Directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. In addition to our Board of Directors, Mr. Hansard also serves on the board of directors of Baker Steel Resources Trust Limited, Electrum Limited and Moore Global Investments Limited. Mr. Hansard has more than 25 years of experience in corporate governance at the board of directors level. Mr. Hansard served as the chairman of African Platinum Plc, which he led through reorganization and feasibility prior to its acquisition by Impala Platinum Ltd., and has served on the board of directors of AIG Asset Management (Europe) Ltd., Apex Silver Mines Limited and Deutsche Global Liquidity PLC. Mr. Hansard holds a B.B.S. from Trinity College Dublin. Mr. Hansard is a resident of London, U.K. We believe that Mr. Hansard's extensive experience in corporate governance makes him a valuable addition to our Board of Directors.

        Igor Levental, 64, has served as a member of our Board of Directors since April 2019. In addition to our Board of Directors, Mr. Levental serves on the board of directors of NOVAGOLD Resources Inc. Mr. Levental has more than 30 years of experience across a broad cross-section of the international mining industry. Since February 2010, Mr. Levental has served as president of The Electrum Group LLC, a privately-held global natural resources investment management company. Previously, Mr. Levental has held senior executive positions with major mining companies, including Homestake Mining Company and International Corona Corp. In addition, Mr. Levental has served on boards of directors of several other mineral explorers and developers, including Gabriel Resources Ltd. and NovaCopper Inc. (now Trilogy Metals Inc.). Mr. Levental is a professional engineer of the Province of Ontario. Mr. Levental holds a B.S. in Chemical Engineering and an M.B.A. from the University of Alberta. Mr. Levental is a resident of Denver, Colorado. We believe that Mr. Levental's extensive experience in finance and our industry makes him a valuable addition to our Board of Directors.

        David Peat, 67, has served as a member of our Board of Directors since September 2011. In addition to our Board of Directors, Mr. Peat also serves on the board of directors of Gabriel Resources Ltd. Mr. Peat has more than 30 years of experience in financial leadership in support of mining corporations. Mr. Peat previously served as vice president and chief financial officer at Frontera Copper Corporation, as vice president and global controller at Newmont Mining Corporation and as vice president of finance and chief financial officer at Homestake Mining Company. In addition, Mr. Peat has served on the board of directors of Electrum Special Acquisition Corporation, AQM Copper Inc., Fortune Bay Corp. and Bigus Gold Corp. Mr. Peat is a member of the Institute of Chartered Professional Accountants of Ontario. Mr. Peat holds a B.Com., Honors in Business Administration from the University of Windsor and a B.A. in Economics from the University of Western Ontario. Mr. Peat is a resident of Fernandina Beach, Florida. We believe that Mr. Peat's academic training in business and economics and his extensive experience in corporate finance and accounting make him a valuable addition to our Board of Directors.

Board Composition

        Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws will provide that our Board of Directors shall consist of not less than three directors and not more than 12 directors, and the number of directors may be changed only by resolution adopted by the affirmative vote of a majority of the entire Board of Directors. Upon the conclusion of this offering, we will have eight directors: Janice Stairs, Ali Erfan, Igor Gonzales, Karl Hanneman, Charles Hansard, Igor Levental, Stephen Orr and David Peat.

        Our Board of Directors will consist of a single class of directors and directors will serve until a successor is duly elected and qualified or until a director's earlier death, removal or resignation. (other than directors that may be elected by holders of our preferred shares, if any). Following this offering and assuming no exercise by the underwriters of their over-allotment option, Electrum is expected to hold 47.4% of our outstanding shares of common stock, and MERS is expected to hold 11.9% of our outstanding common stock. Electrum and MERS will have certain director nomination rights pursuant to a shareholders agreement that we intend to enter into in connection with this offering. See "Certain Relationships and Related Party Transactions—Shareholders Agreement."

        We have determined that each of Janice Stairs, Igor Gonzales, Karl Hanneman, Charles Hansard, Igor Levental and David Peat is an independent director within the meaning of the applicable rules of the SEC and the NYSE and that each of Janice Stairs, Charles Hansard and David Peat is also an independent director under Rule 10A-3 under the Exchange Act for the purpose of Audit Committee membership. In addition, our board has determined that David Peat is a financial expert within the meaning of the applicable rules of the SEC and the NYSE. We have also determined that each of Janice Stairs, Igor Gonzales, Karl Hanneman, Charles Hansard and David Peat is an independent director within the meaning of the applicable rules of the TSX.

        Mr. Orr has notified the Board of Directors that he intends to retire as Chief Executive Officer within one to two years following the completion of this offering. Accordingly, the Board of Directors has initiated efforts to recruit an experienced executive as President, who will work closely with Mr. Orr and be considered to succeed Mr. Orr as Chief Executive Officer. We intend for Mr. Orr to continue to serve on our Board of Directors after his retirement as Chief Executive Officer.

Diversity

Board of Directors

        We have not adopted a formal policy with respect to the identification and nomination of women and of other diverse attributes on the Board of Directors. Establishing and implementing a policy regarding diversity and female representation on the Board of Directors will be an element that we will take into consideration going forward.

        There is currently one woman on the Board of Directors (representing 11% of the current directors) and the Board of Directors is committed to increasing the level of women on the Board of Directors as board turnover occurs from time to time, taking into account the skills, background, experience and knowledge desired at a particular time by the Board of Directors and its committees. Accordingly, consideration of the number of women who are directors, along with consideration of whether other diverse attributes are sufficiently represented on the Board of Directors, will be an important component of the selection process for new members of the Board of Directors going forward.

        The Compensation and Nominating Committee will, within the purview of its mandate, have the responsibility to take diversity into consideration as part of the overall director selection and nomination processes and to make the identification of female candidates a search criterion. Gender diversity on the Board of Directors will be achieved by continuously monitoring the level of female representation and, where appropriate, recruiting qualified female candidates to fill positions, as the need arises, through vacancies, growth or otherwise.

        The Board of Directors has not adopted a target regarding the number of women on the Board of Directors as the Board of Directors has determined that a target would not be the most effective way of ensuring greater diversity. The Board of Directors will however consider the appropriateness of adopting such a target in the future.

Executive Officer Positions

        In appointing individuals to executive officer positions, we weigh a number of factors, including skills, experience and personal attributes required for the position along with the level of female representation within our senior management team. There are currently no women occupying an executive officer position within the Company (0% of the executive officers). We are, however, committed to increasing the gender diversity of our executive officers going forward.

        We have not adopted a target for the number of women in executive officer positions. The Board of Directors believes the most effective way to achieve greater diversity in our senior management team is to identify high-potential women within the organization and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to eventually occupy executive officer positions. This includes taking action to build a culture of inclusion throughout the organization. The Board of Directors will, however, continue to evaluate the appropriateness of adopting targets in the future.

Board Committees

        The Executive Committee will consist of Janice Stairs (chair), Igor Levental and Stephen Orr. The Executive Committee will operate pursuant to a charter approved by the Board of Directors. The Executive Committee has and may exercise all of the powers and authority of the Board of Directors, subject to such limitations as the Board of Directors and/or applicable law may from time to time impose.

        The Audit Committee will consist of David Peat (chair), Charles Hansard and Janice Stairs, and will be comprised entirely of independent directors. The Audit Committee will operate pursuant to a charter approved by the Board of Directors. The Audit Committee will approve the engagement of our independent public auditor and the scope of the audit to be undertaken by such auditor. In connection with our Annual Report on Form 10-K, the Audit Committee shall also review with management and the independent auditor the financial information to be included therein. In addition, the Audit Committee will review all proposed related person transactions for the purpose of recommending to the disinterested members of the Board of Directors that the transaction should be ratified and approved. See "Certain Relationships and Related Party Transactions."

        The Compensation and Nominating Committee will consist of Karl Hanneman (chair), Igor Gonzales and David Peat, and will be comprised entirely of independent directors. The Compensation and Nominating Committee will operate pursuant to a charter approved by the Board of Directors. The Compensation and Nominating Committee will recommend and advise the independent directors of the Board of Directors with respect to the compensation for the Chief Executive Officer. The Compensation and Nominating Committee will also recommend and advise the Board of Directors with respect to the compensation of directors and other executive officers. The Compensation and Nominating Committee will make recommendations to the Board of Directors regarding the establishment and terms of our employee equity-based incentive plans and will administer such plans. The Compensation and Nominating Committee will identify and nominate members for election to the Board of Directors and develop and recommend to the Board of Directors corporate governance principles applicable to us. The Compensation and Nominating Committee will also oversee the annual evaluation of the Board of Directors' performance.

        The Technical, Environmental, Health and Safety Committee will consist of Igor Gonzales (chair), Karl Hanneman and Stephen Orr. The Technical, Environmental, Health and Safety Committee will operate pursuant to a charter approved by the Board of Directors. The Technical, Environmental, Health and Safety Committee will be responsible for the review of our technical, environmental, health and safety performance, and mineral resources, resource and reserve reporting.

        The Finance Committee will consist of David Peat (chair), Ali Erfan and Igor Levental. The Finance Committee will operate pursuant to a charter approved by the Board of Directors. The Finance Committee will be responsible for assisting the Board of Directors in its oversight of our major investments and financial risk management programs, policies and processes.

Audit Fees

        We have been billed an aggregate amount of $450,000 and $88,000 in fees by our external auditors over the fiscal years ended December 31, 2019 and 2018, respectively, for audit services.

Audit Related Fees

        There were no audit related fees by our external auditors for the fiscal years ended December 31, 2019 and 2018.

Tax Fees

        We have been billed an aggregate amount of $78,000 and $92,000 in fees by our external auditors over the fiscal years ended December 31, 2019 and 2018, respectively, for professional services rendered relating to tax compliance, tax advice and tax planning. Such services included corporate income tax return preparation and consultation on foreign tax matters.

Other Fees

        We have not been billed any other fees by our external auditors for the fiscal years ended December 31, 2019 and 2018.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our Board of Directors or compensation committee. No interlocking relationship exists between any member of the compensation committee (or other committee performing equivalent functions) and any executive, member of the Board of Directors or member of the compensation committee (or other committee performing equivalent functions) of any other company.

Insider Trading Policy

        Prior to the closing of this offering, our Board of Directors will adopt an insider trading policy that will, subject to certain exceptions, prohibit our employees, directors and officers from trading in our securities while in possession of material nonpublic information.

Code of Business Conduct and Ethics

        Prior to the closing of this offering, our Board of Directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance requirements of the NYSE. Any waiver of this code to an employee may be granted only by the Chief Executive Officer or the Chief Financial Officer. Only the Board of Directors or a designated committee of the Board of Directors may provide waivers involving any of our directors or executive officers. All waivers granted to our directors and executive officers will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance requirements of the NYSE. Our Corporate Governance Guidelines require our directors to act as fiduciaries of the Company, to disclose conflicts of interest to the other members of our Board of Directors and to abstain from taking any action in any matter in which the director has a conflict of interest.

Penalties or Sanctions

        None of our directors or executive officers, and to the best of our knowledge, no shareholder holding a sufficient number of securities to materially affect the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

        None of our directors or executive officers, and to the best of our knowledge, no shareholder holding a sufficient number of securities to materially affect the control of the Company, has, within the 10 years prior to the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Corporate Cease Trade Orders and Bankruptcies

        None of our directors or executive officers, and to the best of our knowledge, no shareholder holding a sufficient number of securities to materially affect the control of the Company is, as at the date of this prospectus, or has been within the 10 years before the date of this prospectus: (a) a director, chief executive officer or chief financial officer of any company that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, "order" means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

 EXECUTIVE AND DIRECTOR COMPENSATION

        Our named executive officers ("NEOs"), which consist of our principal executive officer and the two other most highly compensated executive officers, are:

  •
  Stephen Orr, our Chief Executive Officer;

  •
  Philip Pyle, our Vice President of Exploration and Chief Geologist; and

  •
  John Kinyon, our Executive Vice President of Operations.

        Historical information in this section does not give effect to the Reorganization.

Summary Compensation Table

        The table below summarizes the total compensation earned by each NEO in fiscal years ending 2019.

2019 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Stephen Orr	2019	521,000	425,000	931,000	—	1,877,000
Chief Executive Officer
Philip Pyle	2019	350,000	197,000	580,000	19,000	1,146,000
Vice President of Exploration & Chief Geologist
John Kinyon	2019	350,000	175,000	580,000	15,500	1,120,500
Executive Vice President of Operations

(1)
Represents performance-based cash bonuses under the Annual Incentive Plan in respect of the fiscal year ended December 31, 2019, which were paid in March 2020.

(2)
Represents the grant date fair value of stock options granted to the NEOs in 2019, determined in accordance with FASB ASC Topic 718.

(3)
Represents our matching contribution to the NEO's 401(k) account.

Executive Employment Agreements

Employment Agreement with Mr. Orr

        We entered into an employment agreement with Mr. Orr, dated as of May 3, 2011. He commenced employment as our Executive Chairman effective as of May 4, 2011 and has been our Chief Executive Officer since June 2011.

        Base Salary.    Effective January 1, 2020, Mr. Orr receives an annual base salary of $619,000, which will be subject to review on an annual basis and may be adjusted in accordance with the procedures set forth by the Compensation and Nominating Committee.

        Annual Bonus.    Mr. Orr is eligible to participate in a bonus plan pursuant to which his current target bonus is 100% of his base salary upon achievement by him and the Company of certain targets determined by the Compensation and Nominating Committee. The amount of bonus attainment may range 0% to 100% of base salary in any given year as determined by the Compensation and Nominating Committee, and the amount of annual bonus actually paid (if any) will depend on the actual performance of the Company and Mr. Orr as determined by the Compensation and Nominating Committee.

        Stock Options.    Mr. Orr continues to be eligible to receive equity awards under our compensation programs. See "—Stock Option Grants."

        Benefits and Perquisites.    Mr. Orr is entitled to participate in the various employee benefits plans that are, from time to time, made generally available to our employees.

        Confidentiality and Non-Solicitation.    Mr. Orr has agreed to maintain the confidentiality of our information and not to use or allow or help another to use or access such information at any time during or after his employment with us. Mr. Orr has also agreed not to solicit any of our employees, consultants or service providers during his employment and for one year after termination of his employment.

        Termination and Change in Control.    Payments and benefits to which Mr. Orr will be entitled upon termination of his employment, whether or not in connection with a change in control, are discussed below under "—Potential Payments Upon Termination or Change in Control."

Employment Agreement with Mr. Pyle

        We entered into an employment agreement with Mr. Pyle, dated as of June 1, 2011, and he commenced employment as our Vice President of Exploration effective as of June 1, 2011.

        Base Salary.    Effective January 1, 2020, Mr. Pyle receives an annual base salary of $370,000, which will be subject to review on an annual basis and may be adjusted in accordance with the procedures set forth by the Compensation and Nominating Committee.

        Annual Bonus.    Mr. Pyle is eligible to participate in a bonus plan pursuant to which his current target bonus is 70% of his base salary upon achievement by him and the Company of certain targets determined by the Compensation and Nominating Committee. The amount of bonus attainment may range 0% to 100% of base salary in any given year as determined by the Compensation and Nominating Committee, and the amount of annual bonus actually paid (if any) will depend on the actual performance of the Company and Mr. Pyle as determined by the Compensation and Nominating Committee.

        Stock Options.    Mr. Pyle is eligible to receive equity awards under our compensation programs. See "—Stock Option Grants."

        Benefits and Perquisites.    Mr. Pyle is entitled to participate in the various employee benefits plans that are, from time to time, made generally available to our employees.

        Confidentiality and Non-Solicitation.    Mr. Pyle has agreed to maintain the confidentiality of our information and not to use or allow or help another to use or access such information at any time during or after his employment with us. Mr. Pyle has also agreed not to solicit any of our employees, consultants or service providers during his employment and for one year after termination of his employment.

        Termination and Change in Control.    Payments and benefits to which Mr. Pyle will be entitled upon termination of his employment, whether or not in connection with a change in control, are discussed below under "—Potential Payments Upon Termination or Change in Control."

Employment Agreement with Mr. Kinyon

        We entered into an employment agreement with Mr. Kinyon, dated as of April 1, 2016, pursuant to which he commenced employment in his role as our Executive Vice President of Operations as of April 1, 2016.

        Base Salary.    Effective January 1, 2020, Mr. Kinyon receives an annual base salary of $370,000, which will be subject to review on an annual basis and may be adjusted in accordance with the procedures set forth by the Compensation and Nominating Committee.

        Annual Bonus.    Mr. Kinyon is eligible to participate in a bonus plan pursuant to which his current target bonus is 70% of his base salary upon achievement by him and the Company of certain targets determined by the Compensation and Nominating Committee. The amount of bonus attainment may range 0% to 100% of base salary in any given year as determined by the Compensation and Nominating Committee, and the amount of annual bonus actually paid (if any) will depend on the actual performance of the Company and Mr. Kinyon as determined by the Compensation and Nominating Committee.

        Stock Options.    Mr. Kinyon is eligible to receive options to purchase our common stock under our compensation programs. See "—Stock Option Grants."

        Benefits and Perquisites.    Mr. Kinyon is entitled to participate in the various employee benefits plans that are, from time to time, made generally available to our employees.

        Confidentiality and Non-Solicitation.    Mr. Kinyon has agreed to maintain the confidentiality of our information and not to use or allow or help another to use or access such information at any time during or after his employment with us. Mr. Kinyon has also agreed not to solicit any of our employees, consultants or service providers during his employment and for one year after termination of his employment.

        Termination and Change in Control.    Payments and benefits to which Mr. Kinyon will be entitled upon termination of his employment, whether or not in connection with a change in control, are discussed below under "—Potential Payments Upon Termination or Change in Control."

Stock Option Grants

        On May 3, 2019, we granted annual stock option awards in recognition of services performed in fiscal year 2019 to key employees, including our NEOs. The number of shares of our common stock underlying these options granted to our NEOs are detailed in the following table. These stock option awards vest ratably on December 14, 2018, December 14, 2019, December 14, 2020, December 14, 2021 and December 14, 2022. These stock option awards each have an exercise price of $6.00 per share.

NEO	Option Shares
Stephen Orr	252,000
Philip Pyle	157,000
John Kinyon	157,000

        Upon the pricing of this offering, we intend to grant stock option awards in recognition of services performed in fiscal year 2020 and in connection with this offering to key employees, including our NEOs. We intend to grant options representing an aggregate of 970,000 shares of our common stock. The number of shares of our common stock underlying these options to be granted to our NEOs are detailed in the following table. These stock option awards will vest ratably over a three-year period, beginning on the first anniversary of the grant. These stock option awards will each have an exercise price equal to the public offering price in this offering.

NEO	Option Shares
Stephen Orr	290,000
Philip Pyle	170,000
John Kinyon	170,000

2019 Fiscal Year-End Outstanding Equity Awards

        The table below provides information on the equity awards (which are comprised of only stock options) held by the NEOs as of December 31, 2019.

Outstanding Equity Awards at 2019 Fiscal Year-End

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Stephen Orr	600,000	—		13.83	10/30/2022
	600,000	—		13.83	2/16/2023
	290,000	—		3.50	2/8/2025
	228,873	—		3.50	12/23/2025
	187,500	62,500	(1)	4.50	12/15/2026
	126,000	126,000	(2)	4.50	12/5/2027
	63,000	189,000	(3)	6.00	12/13/2028
Philip Pyle	102,000	—		13.83	10/30/2022
	102,000	—		13.83	2/16/2023
	110,000	—		3.50	2/8/2025
	116,667	—		3.50	12/23/2025
	116,250	38,750	(1)	4.50	12/15/2026
	78,500	78,500	(2)	4.50	12/5/2027
	39,250	117,750	(3)	6.00	12/13/2028
John Kinyon	45,000	—		13.83	10/30/2022
	45,000	—		13.83	2/16/2023
	80,000	—		3.50	2/8/2025
	63,137	—		3.50	12/23/2025
	26,250	8,750	(4)	3.50	3/18/2026
	67,875	22,625	(1)	4.50	12/15/2026
	78,500	78,500	(2)	4.50	12/5/2027
	39,250	117,750	(3)	6.00	12/13/2028

(1)
The options listed here were granted on August 31, 2017, and vest ratably on each of the first four anniversaries following the grant date.

(2)
The options listed here were granted on December 6, 2017, and vest ratably on each of the first four anniversaries following the grant date.

(3)
The options listed here were granted on May 3, 2019, and vest ratably on each of the first four anniversaries following December 14, 2018.

(4)
The options listed here were granted on March 18, 2016, and vest ratably on each of the first four anniversaries following the grant date.

Potential Payments Upon Termination or Change in Control

        Below we describe the payments and benefits to which each NEO will be entitled to under his employment agreement if his employment is terminated (i) by us without "cause" or by him for "good reason" (without a "change in control"), (ii) by us without cause or by him for good reason within one year of a change in control or (iii) due to death or "disability" (such terms as defined in the applicable employment agreement).

Mr. Orr

        Termination without Cause or for Good Reason.    If we terminate Mr. Orr's employment without cause or Mr. Orr voluntarily terminates his employment for good reason, he will be entitled to: (i) 12 months of base salary, payable in lump sum, and (ii) if he timely elects continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"), payment by us on his behalf of the portion of the monthly premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to his termination for the 12 months following his termination. Any unvested stock options will cease vesting and be forfeited, and any vested stock options will remain exercisable until the earlier of (i) 180 days following termination and (ii) the expiration of the original option term.

        Termination without Cause or for Good Reason in Connection with a Change in Control.    If there is a change in control and (a) within one year following the change in control Mr. Orr's employment is terminated without cause or Mr. Orr voluntarily terminates his employment for good reason or (b) within three months preceding the change in control we terminate Mr. Orr's employment without cause and such termination occurred in anticipation of such change in control, he will be entitled to: (i) 24 months of base salary, payable in lump sum, and (ii) if he timely elects continuation coverage under COBRA, payment by us on his behalf of the portion of the monthly premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to his termination, for the 18 months following his termination. Any unvested stock options will cease vesting and be forfeited, and any vested stock options will remain exercisable until the earlier of (i) 180 days following termination and (ii) the expiration of the original option term.

        Death or Disability.    If Mr. Orr's employment is terminated due to death or disability, he will not be entitled to any payments or benefits. Any unvested stock options will vest in full and remain exercisable until the earlier of (i) one year following termination and (ii) the expiration of the original option term.

Mr. Pyle

        Termination without Cause or for Good Reason.    If we terminate Mr. Pyle's employment without cause or Mr. Pyle voluntarily terminates his employment for good reason, he will be entitled to: (i) 12 months of base salary, payable in lump sum, (ii) a prorated annual bonus for the year of termination determined by multiplying the annual bonus that he otherwise would have earned by a fraction, the numerator of which is the number of days that elapsed between January 1 of the year of termination and his termination date, and the denominator of which is 365 (the "Pro Rata Annual Bonus"), to be paid at the same time as such bonuses are paid to our other executives, and (iii) if he timely elects continuation coverage under COBRA, payment by us on his behalf of the portion of the monthly premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to his termination, for the 12 months following his termination. Any unvested stock options will cease vesting and be forfeited, and any vested stock options will remain exercisable until the earlier of (i) 180 days following termination and (ii) the expiration of the original option term.

        Termination without Cause or for Good Reason in Connection with a Change in Control.    If there is a change in control and (a) within one year following the change in control Mr. Pyle's employment is terminated without cause or Mr. Pyle voluntarily terminates his employment for good reason or (b) within three months preceding the change in control we terminate Mr. Pyle's employment without cause and such termination occurred in anticipation of such change in control, he will be entitled to: (i) 24 months of base salary, payable in lump sum, and (ii) if he timely elects continuation coverage under COBRA, payment by us on his behalf of the portion of the monthly premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to his termination, for the 18 months following his termination. Any unvested stock options will cease vesting and be forfeited, and any vested stock options will remain exercisable until the earlier of (i) 180 days following termination and (ii) the expiration of the original option term.

        Death or Disability.    If Mr. Pyle's employment is terminated due to death or disability, he will be entitled to his Pro Rata Annual Bonus, to be paid at the same time as such bonuses are paid to our other executives. Any unvested stock options will vest in full and remain exercisable until the earlier of (i) one year following termination and (ii) the expiration of the original option term.

Mr. Kinyon

        Termination without Cause or for Good Reason.    If we terminate Mr. Kinyon's employment without cause or Mr. Kinyon voluntarily terminates his employment for good reason, he will be entitled to: (i) 12 months of base salary, payable in lump sum, (ii) a Pro Rata Annual Bonus, to be paid at the same time as such bonuses are paid to our other executives, and (iii) if he timely elects continuation coverage under COBRA, payment by us on his behalf of the portion of the monthly premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to his termination, for the 12 months following his termination. Any unvested stock options will cease vesting and be forfeited, and any vested stock options will remain exercisable until the earlier of (i) 180 days following termination and (ii) the expiration of the original option term.

        Termination without Cause or for Good Reason in Connection with a Change in Control.    If there is a change in control and (a) within one year following the change in control Mr. Kinyon's employment is terminated without cause or Mr. Kinyon voluntarily terminates his employment for good reason or (b) within three months preceding the change in control we terminate Mr. Kinyon's employment without cause and such termination occurred in anticipation of such change in control, he will be entitled to: (i) 24 months of base salary, payable in lump sum, and (ii) if he timely elects continuation coverage under COBRA, payment by us on his behalf of the portion of the monthly premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to his termination, for the 18 months following his termination. Any unvested stock options will cease vesting and be forfeited, and any vested stock options will remain exercisable until the earlier of (i) 180 days following termination and (ii) the expiration of the original option term.

        Death or Disability.    If Mr. Kinyon's employment is terminated due to death or disability, he will be entitled to his Pro Rata Annual Bonus, to be paid at the same time as such bonuses are paid to our other executives. Any unvested stock options will vest in full and remain exercisable until the earlier of (i) one year following termination and (ii) the expiration of the original option term.

Long Term Incentive Plan

        We have adopted the Amended and Restated Long Term Incentive Plan ("LTIP"), which allows us to grant an array of equity-based awards to our NEOs, other employees, consultants and non-employee directors. The purpose of the LTIP is to recognize the contributions made by our employees, consultants and directors, and to provide these individuals with an additional incentive to use maximum efforts for the future success of the Company. All stock options granted to Messrs. Orr, Pyle and Kinyon, as disclosed above, were granted under the LTIP.

        Plan Term.    The LTIP expires in October 2030, unless prior to that date either the maximum number of shares available for issuance under the LTIP has been issued or our Board of Directors terminates the LTIP.

        Authorized Shares.    Subject to adjustment as described below, 15,000,000 shares of our common stock are available for awards to be granted under the LTIP. Additionally, the number of shares of our common stock reserved for issuance under the LTIP may increase automatically on the first day of each fiscal year beginning on January 1, 2022 by an amount equal to the lesser of (i) 2.5% of outstanding shares on December 31 of the immediately preceding fiscal year or (ii) such number of shares as determined by our Board of Directors in its discretion. If a stock option or stock appreciation right expires or otherwise terminates without having been exercised in full, or if any shares subject to a stock award are forfeited, the shares for which such stock option or stock appreciation right was not exercised or the shares so forfeited will again be available for issuance under the LTIP.

        Administration.    Our Board of Directors administers the LTIP and may also designate a committee composed of two or more non-employee directors to administer the LTIP. Any such committee so designated by our Board of Directors to administer the LTIP will comply with the legal requirements (if any) relating to the administration of the types of awards granted under the LTIP imposed by applicable corporate and securities laws, the Code and any stock exchange or national market system on which our common stock is then listed or traded. Our Board of Directors (or the designated committee) has authority to select individuals to whom awards are granted, determine the types of awards and terms and conditions of awards (including applicable vesting periods), and construe and interpret the LTIP and awards under it.

        Types of Awards.    The LTIP provides for grants of stock options, stock appreciation rights, stock awards, cash awards, deferred stock unit awards and performance awards.

  •
  Stock Options.  A stock option is a contractual right to purchase shares at a future date at a specified exercise price. Generally, the per share exercise price of a stock option will be determined by our Board of Directors (or the designated committee) but may not be less than the closing price of a share of our common stock on the grant date. No stock option will be exercisable more than ten years from the grant date. Stock options that are intended to qualify as "incentive stock options" must meet the requirements of Section 422 of the Code.

  •
  Stock Appreciation Rights.  A stock appreciation right is a contractual right to receive, in cash or shares, an amount equal to the appreciation of a specified number of shares of our common stock from the grant date. Any stock appreciation right will be granted subject to the same terms and conditions as apply to stock options, as described above.

  •
  Stock Awards.  A stock award is an award in the form of shares of our common stock, including restricted stock and share-settled restricted stock units (including deferred stock units). Our Board of Directors (or the designated committee) will determine the terms, conditions and limitations applicable to any stock award, including vesting or other restrictions.

  •
  Deferred Stock Unit Award.  A deferred stock unit award is a unit evidencing the right to receive at a future date one share of common stock. Payment in respect of a deferred stock unit award may be made in the form of cash or common stock or a combination thereof as determined by our Board of Directors (or the designated committee).

  •
  Cash Awards.  A cash award is an award denominated in cash.

  •
  Performance Awards.  A performance award is an award that is subject to the attainment of one or more performance goals, which will be set by our Board of Directors (or the designated committee). Our Board of Directors (or the designated committee) will also determine the terms, conditions and limitations applicable to any performance award.

        Eligibility.    Our employees, consultants and non-employee directors are eligible to receive awards under the LTIP, except that incentive stock options may only be granted to our employees.

        Adjustments.    In the event of any subdivision or consolidation of outstanding shares of our common stock, declaration of a dividend payable in shares of our common stock or other stock split, our Board of Directors (or the designated committee) will proportionately adjust the number of shares issuable under the LTIP and the terms of any outstanding awards (including the number of shares covered by outstanding awards, the exercise price and the appropriate fair market value determination). In the event of any other recapitalization or capital reorganization of the Company, any consolidation or merger of the Company with another corporation or entity, the adoption by the Company of any plan of exchange affecting our common stock or any distribution to holders of our common stock of securities or property (other than normal cash dividends or dividends payable in our common stock), our Board of Directors (or the designated committee) will proportionately adjust the number of shares issuable under the LTIP and the terms of any outstanding awards, but only to the extent necessary to maintain the proportionate interest of the award holders and preserve, without exceeding, the value of such awards. In addition, in the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, our Board of Directors (or the designated committee) may make such adjustments to awards or other provisions for the disposition of awards as it deems equitable, and will be authorized to provide for the substitution or assumption of awards, the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, awards, the cash-out of awards (with cancellation of any awards that are "out of the money"), or the cancellation of options and stock appreciation rights with notice and opportunity to the holders thereof to exercise prior to such cancellation.

        Termination of Service and Change in Control.    Upon a participant's termination of service, any unexercised, unvested or unpaid awards will be treated as set forth in the applicable award agreement. In the event of a change in control (i) with respect to stock options and stock appreciation rights, if the stock options or stock appreciation rights are not continued, assumed or substituted by the Company (or surviving corporation or ultimate parent corporation in a change in control), unless otherwise provided in an applicable award agreement, our Board of Directors (or the designated committee) may provide for full or partial vesting or cash-out of any such stock options or stock appreciation rights and (ii) with respect to stock awards, our Board of Directors (or the designated committee) may provide in the applicable award agreement (or by unilateral amendment to the award agreement) the terms and conditions that relate to the lapse of any restrictions on shares subject to any stock awards in the event of a change in control.

        Amendment and Termination.    Our Board of Directors (or the designated committee) has the right to amend any participant's award agreement, subject to the participant's consent if such amendment is not favorable to the participant. Our Board of Directors may amend, suspend or terminate the LTIP, but no such amendment or termination may be made which would adversely affect any outstanding awards without the written consent of the affected participants. In addition, to the extent necessary to comply with Section 422 of the Code, Section 16b-3 of the Exchange Act, Section 613(i) of the Toronto Stock Exchange Company Manual or any other applicable law or regulation, including the requirements of any stock exchange or national market system on which our common stock is then listed, the Company will obtain shareholder approval of any plan amendment or termination except for certain changes which do not need shareholder approval, including, without limitation: (i) minor changes of a "housekeeping nature"; (ii) amending awards under the LTIP, including, without limitation, with respect to any option period (provided that the period during which an option is exercisable does not exceed ten years from the date the option is granted and that such option is not held by an insider), vesting period, exercise method and frequency, subscription price (provided that the award is not held by an insider) and method of determining the subscription price, assignability and effect of termination of a participant's employment or engagement or cessation of the participant's directorship; (iii) accelerating vesting or extending the expiration date of any award (provided that such award is not held by an insider), provided that the period during which an award is exercisable does not exceed ten years from the date the award is granted; (iv) changing the terms and conditions of any financial assistance which may be provided by us to participants to facilitate the purchase of our common stock under the LTIP; and (v) adding a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying common stock from the LTIP reserve.

Annual Incentive Plan

        We have adopted the Annual Incentive Plan ("AIP"), under which our NEOs and other employees are eligible to receive annual cash bonuses. The purpose of the plan is to incentivize our executives and other employees to attain annual performance objectives, thereby furthering our best interests and those of our shareholders.

        Eligibility.    Each of our employees is eligible to receive an annual cash bonus under the AIP for each fiscal year. Each employee who is employed for less than a full fiscal year will be eligible for a pro rata bonus for such partial year. In addition to the Executive Officer Bonuses as described more fully below, for each fiscal year, the Compensation and Nominating Committee may approve a bonus pool from which bonuses to employees other than our executive officers may be paid, with such bonuses to be determined by the chief executive officer.

        Executive Officer Bonuses.    The Compensation and Nominating Committee may provide cash bonuses to our executive officers based on objective criteria established by the Compensation and Nominating Committee. For each fiscal year, the Compensation and Nominating Committee will:

  •
  identify each executive officer who is eligible for an annual cash bonus under the AIP;

  •
  establish objective criteria for determining the bonus payable to each executive officer based on his or her base salary, a specified target bonus percentage, specified key performance indicators, individual performance goals and/or any other objective criteria that the Compensation and Nominating Committee deems appropriate, including, without limitation, performance goals based on the performance measures enumerated in our LTIP and summarized above (see "—Long Term Incentive Plan"); and

  •
  approve the actual amount of the bonus payable to each executive officer based on the attainment of the applicable objective criteria, which amount the Compensation and Nominating Committee may increase or decrease based on such subjective criteria as the Compensation and Nominating Committee deems appropriate, including without limitation, such executive officer's individual performance.

        Maximum Annual Bonus.    The plan specifies that the maximum amount of annual cash bonus that can be paid under the plan to any eligible employee for a single fiscal year will not exceed $10 million.

        Amendment and Termination.    The Compensation and Nominating Committee may amend or terminate the plan at any time.

        Settlement of Bonus Awards.    The Compensation and Nominating Committee may, in its discretion, settle bonuses paid under the AIP in the form of equity under the LTIP.

        Clawback.    Any bonus paid under the AIP is subject to repayment in accordance with any of our policies relating to the recoupment of incentive compensation, as may be in effect from time to time or as required by federal law or regulation.

        With respect to the fiscal year ended December 31, 2019, each of our NEOs was eligible for an annual cash bonus under the AIP. The Compensation and Nominating Committee approved seven performance milestones related to safety, cost management, project completion and governmental and community relations, which would be used to determine bonus payouts to the NEOs. The level of achievement of the performance milestones, as well as an individual performance adjustment factor, were used by the Compensation and Nominating Committee to determine the actual bonus payouts as a percentage of the target bonus.

Non-Qualified Deferred Compensation Plan for Senior Executives and Outside Directors

        Effective January 1, 2019, we adopted the Deferred Compensation Plan for Senior Executives and Outside Directors (the "Deferred Compensation Plan"), under which (i) our senior executives are eligible to elect to defer receipt of any portion of cash compensation or equity compensation awards other than from the exercise of stock options and (ii) our non-employee directors are eligible to elect to defer receipt of any portion of annual retainers or meeting awards.

        Participants in the Deferred Compensation Plan are entitled to receive distribution of his or her deferred compensation account in either (i) a single lump sum distribution of cash or shares of our stock or (ii) annual installments of cash or shares of our stock over a period of not more than five (5) years after the date payment commences. All distributions under the Deferred Compensation Plan shall be made or shall commence, as the case may be, on the earlier of (i) the date designated in a participant's deferral election form and (ii) the date that is six months and one day after the occurrence of (x) the participant's termination of active service as a senior executive or non-employee director as applicable or (y) the date of the participant's death; provided, however, that if a participant is a "specified employee" within the meaning of Internal Revenue Code Section 409A ("409A"), payment of any benefits under the Deferred Compensation Plan shall not commence until six months following a participant's "separation from service" as such term is defined under 409A.

Director Compensation

        Pursuant to our director compensation policy, each director will receive an annual retainer of $35,000 for service on the Board of Directors. Directors will also receive $1,500 for each Board of Directors and committee meeting attended (whether in person or by telephone), provided that directors who must travel inter-continentally to attend a Board of Directors or committee meeting in person will receive an additional $2,500. Upon becoming a public entity, directors who chair the Audit Committee and Compensation and Nominating Committee will each receive an additional annual retainer of $14,000 and directors who chair any other standing committee of the Board of Directors will each receive an additional annual retainer of $7,000.

        All such compensation is currently paid in the form of immediately vested DSUs that settle upon the director's cessation of continuous service. Directors also receive annual grants of stock options. On May 3, 2019, we granted annual stock option awards with an aggregate value of $1,618,063 to our directors in recognition of services performed in fiscal year 2019.

        Following this offering, we may begin to pay a portion of each director's compensation in cash. We may permit directors to defer all or a portion of such compensation under the Deferred Compensation Plan, under which our directors will be able to defer their annual retainers and receive such deferred retainers in cash or in shares of our common stock. Beginning at the annual meeting of shareholders in 2021 and at each annual meeting of shareholders thereafter, each director will be granted an option under the LTIP to purchase a number of shares of our common stock with a Black-Scholes value of

$100,000, which will vest ratably on a monthly basis over 12 months. The exercise price per share of such option will be the fair market value of our common stock on the date of grant.

        The director compensation policies described above do not apply to our employee directors, including Stephen Orr (whose compensation is set forth above in this "Executive and Director Compensation").

        The table below provides information on the director compensation earned in 2019:

2019 Director Compensation

Name(1)	Stock Awards ($)(2)(3)	Option Awards ($)(4)	Total ($)
Janice Stairs	8,750	—	8,750
Jeb Burns(5)	42,500	114,520	157,020
Ali Erfan	26,333	—	26,333
Karl Hanneman	39,500	114,520	154,020
Wayne Kirk(6)	44,000	114,520	158,520
Igor Levental	30,750	—	30,750
David Peat	44,000	114,520	158,520

(1)
Compensation for Stephen Orr, our Chief Executive Officer, is not reflected herein as such compensation is fully reflected in "—2019 Summary Compensation Table" above.

(2)
Represents the grant date fair value of DSUs granted to our non-employee directors in 2019, determined in accordance with FASB ASC Topic 718. DSUs were granted fully vested, and settle in shares of our common stock upon the director's cessation of continuous service with the Company.

(3)
As of December 31, 2019, non-employee directors who were directors during that year held outstanding DSUs with respect to the following number of shares: Ms. Stairs: 1,458; Mr. Burns, 12,708; Mr. Erfan, 4,389; Mr. Hanneman, 7,555; Mr. Kirk, 74,699; Mr. Levental, 5,125; Mr. Peat 75,378. While all DSUs are fully vested on grant, such DSUs may not be settled until there is a cessation of the director's continuous service with the Company.

(4)
Represents the grant date fair value of stock options granted to our directors in 2019, determined in accordance with FASB ASC Topic 718.

(5)
The compensation was received by MERS for the service of its director designee, Jeb Burns.

(6)
Mr. Kirk served on our Board of Director until August 24, 2020.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The following is a description of the transactions we have engaged in since January 1, 2017 or currently proposed with our directors and executive officers and beneficial owners of more than five percent of our voting securities and their affiliates (in addition to the employment agreements, equity awards and other compensation-related arrangements described in "Executive and Director Compensation"). The information in this section does not give effect to the Reorganization.

Services Agreements

        Effective January 1, 2015, in connection with the LGJV, we entered into a services agreement with MPR, OSJ and SSJ. Pursuant to the agreement, OSJ agreed to provide to the LGJV certain consulting and administrative services, including services necessary to explore, develop, construct and operate the LGJV and for business development activities. The agreement included indemnification provisions by MPR, SSJ in favor of OSJ and its indemnitees against all losses, damages, costs, expenses and charges incurred by OSJ arising as a result of any act or omission with respect to the provision of services pursuant to the agreement, except for willful misconduct or gross negligence.

        The LGJV paid $1.1 million and $3.5 million for the years ended December 31, 2019 and 2018, respectively, under this agreement. We had receivables in the amount of $4.1 million and $0.9 million as of December 31, 2019 and 2018, respectively, under this agreement.

Reorganization

        Immediately prior to the closing of this offering, we intend to effect the Reorganization in which (i) SOP will become a wholly owned subsidiary of a newly created Delaware corporation named Silver Opportunity Partners Corporation, (ii) at an initial public offering price of $8.00 per share of common stock, which is the midpoint of the range set forth on the cover page of this prospectus, each share of our common stock outstanding immediately prior to the Reorganization will be exchanged for (A) approximately 0.40617 shares of our common stock (subject to rounding to eliminate fractional shares) and (B) approximately 0.09383 shares of common stock of SOP Corporation (subject to rounding to eliminate fractional shares) and (iii) we will change our name from Sunshine Silver Mining & Refining Corporation to Gatos Silver, Inc. The foregoing exchange ratios are indicative based on an assumed initial public offering price of $8.00 per share. The final exchange ratios will vary based on the actual initial public offering price, as follows: (i) at an initial public offering price of $7.00 per share, each share of our common stock outstanding immediately prior to the Reorganization would be exchanged for (A) approximately 0.39406 shares of our common stock (subject to rounding to eliminate fractional shares) and (B) approximately 0.10594 shares of common stock of SOP Corporation (subject to rounding to eliminate fractional shares) and (ii) at an initial public offering price of $9.00 per share, each share of our common stock outstanding immediately prior to the Reorganization would be exchanged for (A) approximately 0.41583 shares of our common stock (subject to rounding to eliminate fractional shares) and (B) approximately 0.08417 shares of common stock of SOP Corporation (subject to rounding to eliminate fractional shares). SOP currently holds our interest in the Sunshine Complex, which is located in the Coeur d'Alene Mining District in Idaho and is comprised of the Sunshine Mine and the Sunshine Big Creek Refinery. Through the Reorganization, we expect to distribute all of our equity interest in SOP to our shareholders immediately prior to the completion of this offering. See "Prospectus Summary—Corporate Information and Reorganization."

Management Services Agreement

        In connection with the Reorganization, we intend to enter into a Management Services Agreement with SOP, pursuant to which we will provide certain executive and managerial advisory services to SOP. A form of the Management Services Agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Grants to Certain Executive Officers in Connection with This Offering

        Since April 2020, certain of our executive officers have deferred 20% of their salary. Each executive officer will be granted shares of common stock at 80% of the midpoint of the range set forth on the cover page of this prospectus in an amount equal to 125% of such executive officer's deferred salary. These executive officers will receive an aggregate of approximately 41,177 shares of common stock in connection with this offering.

Shareholders Agreement

        Prior to the consummation of this offering, we will enter into a shareholders agreement with Electrum and MERS pursuant to which Electrum and MERS will have the right to nominate members of our Board of Directors. Upon the consummation of this offering, Electrum will have the right to nominate: (a) a number of members of our Board of Directors that is one fewer than a majority of the Board of Directors following all nominations pursuant to such nomination right so long as Electrum beneficially owns in the aggregate at least 35% of the then outstanding shares of our common stock and (b) one member of our Board of Directors so long as Electrum beneficially owns in the aggregate (x) less than 35% of the then outstanding shares of our common stock and (y) at least 5% of the then outstanding shares of our common stock. MERS will have the right to nominate one member of our Board of Directors for as long as it owns at least 5% of the then outstanding shares of our common stock. The nominees of Electrum and MERS will need to be approved by the Board of Directors and elected at the annual meeting of shareholders.

        The shareholders agreement will also provide that for so long as Electrum owns at least 35% of the then outstanding shares of our common stock, certain actions by us will require the approval of Electrum in addition to any other vote by our Board or shareholders. The actions requiring Electrum approval include:

  •
  change of control transactions,

  •
  the acquisition or sale of any asset or any joint venture investment in excess of $100 million,

  •
  the incurrence of indebtedness in excess of $100 million,

  •
  making any loan, advance or capital contribution in excess of $100 million,

  •
  equity issuances in excess of $100 million, and

  •
  dissolution, liquidation, reorganization or bankruptcy proceedings involving us or our material subsidiaries.

        In addition, we will agree to indemnify Electrum and MERS from any losses arising directly or indirectly out of Electrum's and MERS's actual, alleged or deemed control or ability to influence us or the actual or alleged act or omission of Electrum's and MERS's director nominees, including any act or omission in connection with this offering. If, for any reason our agreement to indemnify Electrum and MERS is unavailable or unenforceable, we will agree to make the maximum contribution to the payment and satisfaction of the indemnified liabilities permissible under applicable law.

Registration Rights Agreement

        Prior to the consummation of this offering, we will enter into a registration rights agreement with Electrum, MERS and substantially all our other existing shareholders. Pursuant to the registration rights agreement, Electrum and MERS may require us to file a registration statement under the U.S. Securities Act, with respect to their shares following the expiration of the lock-up period described under "Shares Eligible for Future Shareholders—Lock-Up Agreements." We will not be obligated to effect more than three demand registrations within a 12-month period. All shareholders under the registration rights agreement will be entitled to piggyback registration rights with respect to any registration initiated by us or another shareholder or shareholders after the consummation of this offering and will continue to hold this right until they transfer their shares.

Indemnity Agreements

        In connection with this offering, we intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, will require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or executive officer.

Sales of Shares of Common Stock

        In August, September and November 2017, we entered into subscription agreements with certain investors with respect to the issuance and sale of shares of our common stock. The following table sets forth the number of shares of our common stock issued and sold to our directors, executive officers or holders of more than 5% of our capital stock at the time of or as a result of such issuance, and any affiliate or immediate family member thereof, pursuant to such subscription agreements:

Name	Number of Shares of Common Stock Purchased	Aggregate Purchase Price
		(in thousands)
Electrum Silver US LLC	5,777,777	$26,000
Municipal Employees' Retirement System of Michigan	2,777,778	$12,500

        In May, June and July 2019, we entered into subscription agreements with certain investors with respect to the issuance and sale of shares of our common stock. The following table sets forth the number of shares of our common stock issued and sold to our directors, executive officers or holders of more than 5% of our capital stock at the time of or as a result of such issuance, and any affiliate or immediate family member thereof, pursuant to such subscription agreements:

Name	Number of Shares of Common Stock Purchased	Aggregate Purchase Price
		(in thousands)
Electrum Silver US LLC	4,166,667	$25,000
Municipal Employees' Retirement System of Michigan	2,500,000	$15,000
Stephen Orr(1)	45,000	$270

(1)
Purchased by an affiliate of Stephen Orr, our Chief Executive Officer.

Sales of Convertible Notes

        On April 20, 2020, we entered into a Convertible Note Purchase Agreement with Electrum Silver US LLC. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Convertible Notes." From April 20, 2020 to the date hereof, we issued and sold to Electrum Silver US LLC $15 million aggregate principal amount of convertible notes. We expect that the outstanding convertible notes, and accrued but unpaid interest on such convertible notes, will convert to shares of our common stock in connection with this offering, unless the net proceeds from this offering exceed $135.2 million, in which case we intend to use up to $15.2 million of the net proceeds to repay our outstanding convertible notes. See "Use of Proceeds."

Statement of Policy on Related Party Transactions

        Prior to the closing of this offering, we will adopt a related party transaction policy designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure, approval and resolution of any real or potential conflicts of interest that may exist from time to time. This policy will provide, among other things, that all related party transactions will be ratified and approved by disinterested members of our Board of Directors after receiving a recommendation from the Audit Committee that the transaction is fair, reasonable and within our policy. In making its recommendation, the Audit Committee will consider each related party transaction in light of all relevant factors, including without limitation the benefits of the transaction to us, the terms of the transaction and whether they are arm's length and in the ordinary course of our business, the direct or indirect nature of the related party's interest in the transaction, the size and expected term of the transaction, and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and stock exchange standards.

Directed Share Program

        At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus, for sale, at the initial public offering price, to our employees and directors and to friends, professional contacts and family members of our employees and directors. We do not currently know the extent to which these related persons will participate in the directed share program, if at all.

 PRINCIPAL SHAREHOLDERS

        The following table sets forth information regarding beneficial ownership of our common stock as of September 30, 2020, after giving effect to (i) the Reorganization, (ii) the issuance of an aggregate of 41,177 shares of common stock to our executive officers in connection with this offering, as described in "Certain Relationships and Related Party Transactions—Grants to Certain Executive Officers in Connection with This Offering," and (iii) the conversion of our outstanding convertible notes into an aggregate of 2,373,003 shares of common stock in connection with this offering, by:

  •
  each person whom we know to own beneficially more than 5% of our common stock;

  •
  each of our directors, director nominees and named executive officers individually; and

  •
  all of our directors, director nominees and executive officers as a group.

        In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes shares issuable pursuant to stock options that are exercisable within 60 days of September 30, 2020. Shares issuable pursuant to stock options are deemed outstanding for purposes of computing the percentage ownership of the person holding such options but are not outstanding for purposes of computing the percentage ownership of any other person. The percentage of beneficial ownership for the following table is based on 35,170,346 shares of common stock outstanding as of September 30, 2020, and 53,920,346 shares of common stock outstanding after the completion of this offering, assuming no exercise of the underwriters' over-allotment option. Unless otherwise indicated, the address for each listed shareholder is: c/o Sunshine Silver Mining & Refining Corporation, 8400 E. Crescent Parkway, Suite 600, Greenwood Village, CO 80111. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Shares Beneficially Owned	Before This Offering	After This Offering
Executive Officers and Directors:
Stephen Orr(1)	160,302	*	*
Philip Pyle(2)	66,934	*	*
John Kinyon(3)	12,907	*	*
Roger Johnson(4)	48,446	*	*
Luis Felipe Huerta	—	*	*
Adam Dubas(5)	7,453	*	*
Thomas S. Kaplan(6)	—	*	*
Jeb Burns(7)	—	*	*
Ali Erfan(8)	84,790	*	*
Igor Gonzales	—	*	*
Karl Hanneman	—	*	*
Charles Hansard	—	*	*
Igor Levental(9)	91,388	*	*
David Peat	4,612	*	*
Janice Stairs	—	*	*
All executive officers, directors and director nominees as a group (15 persons)	476,832	1.4%	*
Greater than 5% Shareholders:
Electrum(10):
Electrum Silver US LLC(11)	19,930,570	56.7%	37.0%
Electrum Silver US II LLC(11)(12)	4,987,338	14.2%	9.2%
Tigris Financial Group Ltd.(13)	484,187	1.4%	*
GRAT Holdings, LLC(14)	150,756	*	*
Manul Capital Management LLC(15)	23,007	*	*
Total	25,575,858	72.7%	47.4%
Municipal Employees' Retirement System of Michigan(16)	6,395,960	18.2%	11.9%

*
Represents beneficial ownership of less than 1%.

(1)
Includes (i) 94,039 shares of our common stock held by Cast Management 401k Trust, in which Mr. Orr is a beneficiary, (ii) 53,165 shares of our common stock held by 49 North LLC, which is owned and controlled by Mr. Orr and (iii) an estimated 13,098 shares of our common stock to be issued to Mr. Orr in connection with this offering, as described in "Certain Relationships and Related Party Transactions—Grants to Certain Executive Officers in Connection with This Offering." The address of Cast Management 401k Trust is 30 N Gould St, Suite R, Sheridan, WY 82801. The address of 49 North LLC is Royal Palms Professional Building, 9053 Estate Thomas, Suite 101, St Thomas, the Virgin Islands 00802.

(2)
Includes an estimated 7,406 shares of our common stock to be issued to Mr. Pyle in connection with this offering, as described in "Certain Relationships and Related Party Transactions—Grants to Certain Executive Officers in Connection with This Offering."

(3)
Includes an estimated 7,829 shares of our common stock to be issued to Mr. Kinyon in connection with this offering, as described in "Certain Relationships and Related Party Transactions—Grants to Certain Executive Officers in Connection with This Offering."

(4)
Includes an estimated 7,829 shares of our common stock to be issued to Mr. Johnson in connection with this offering, as described in "Certain Relationships and Related Party Transactions—Grants to Certain Executive Officers in Connection with This Offering."

(5)
Includes an estimated 5,015 shares of our common stock to be issued to Mr. Dubas in connection with this offering, as described in "Certain Relationships and Related Party Transactions—Grants to Certain Executive Officers in Connection with This Offering."

(6)
Dr. Kaplan disclaims beneficial ownership of shares of our common stock held by Electrum (as defined below) in which he does not have any pecuniary interest. See footnote (10).

(7)
Mr. Burns disclaims beneficial ownership of the shares of our common stock held by Municipal Employees' Retirement System of Michigan in which he does not have any pecuniary interest. See footnote (16).

(8)
Consists of 84,790 shares of our common stock held by Ajami Associates Limited, which is owned and controlled by Mr. Erfan. The address of Ajami Associates Limited is c/o Sphere Management (Maritius) Limited, 6th Floor, Suite 619, Port Louis, Mauritius. Mr. Erfan disclaims beneficial ownership of shares of our common stock held by Electrum in which he does not have any pecuniary interest. See footnote (10).

(9)
Consist of 91,388 shares of our common stock held by Levental Family Trust, in which Mr. Levental is a beneficiary. The address of Levental Family Trust is c/o Davis Graham and Stubbs, 1550 17th St., #500 Denver, CO 80202. Mr. Levental disclaims beneficial ownership of shares of our common stock held by Electrum in which he does not have any pecuniary interest. See footnote (10).

(10)
Dr. Kaplan is the Chairman and Chief Executive Officer of The Electrum Group LLC, Mr. Levental is President of The Electrum Group LLC and Mr. Erfan is Vice Chairman of The Electrum Group LLC. Each of Electrum Silver US LLC, Tigris Financial Group Ltd., GRAT Holdings, LLC and Manul Capital Management LLC (for the purposes of this section, collectively, "Electrum") is controlled by The Electrum Group LLC. Dr. Kaplan, Mr. Levental and Mr. Erfan may be deemed to possess voting and dispositive powers with respect to shares of our common stock held by Electrum. Dr. Kaplan, Mr. Levental and Mr. Erfan each disclaim beneficial ownership of the shares of our common stock held by Electrum in which he does not have any pecuniary interest. The address of The Electrum Group is 535 Madison Avenue, 12th Floor, New York, NY 10022.

(11)
Electrum Silver US LLC ("Electrum Silver") and Electrum Silver US II LLC ("Electrum Silver II") are managed by Electrum Strategic Management LLC ("Electrum Management"). Each of Electrum Silver, Electrum Silver II and Electrum Management are principally owned and controlled by Electrum Global Holdings L.P. ("Global Holdings"). Global Holdings is controlled by its general partner, TEG Global GP Ltd. ("Global GP"). The Electrum Group LLC ("TEG Services") is the investment adviser to Global Holdings and possesses voting and investment discretion with respect to assets of Global Holdings, including indirect investment discretion with respect to the shares of common stock held by Electrum Silver and Electrum Silver II. Global GP is principally owned and controlled indirectly by GRAT Holdings, LLC ("GRAT Holdings"). GRAT Holdings is owned by trusts for the benefit of members of the family of Dr. Kaplan. Dr. Kaplan and his wife may be deemed to have beneficial ownership of shares of our common stock indirectly owned by GRAT Holdings. The address for each of Electrum Silver, Electrum Silver II, Electrum Management, Global Holdings, Global GP, GRAT Holdings, TEG Services and Dr. Kaplan is c/o The Electrum Group LLC, 535 Madison Avenue, 12th Floor, New York, NY 10022.

(12)
Includes an estimated 2,373,003 shares of our common stock issuable to Electrum Silver US II LLC in connection with this offering upon the conversion of our outstanding convertible notes. If the net proceeds from this offering exceed $135.2 million, we intend to use a portion of the net proceeds to repay our outstanding convertible notes, in which case, such convertible notes will not convert to shares of common stock in connection with this offering. See "Use of Proceeds."

(13)
Tigris Financial Group Ltd. is owned and controlled by Dr. Kaplan, who is deemed the beneficial owner of such shares of our common stock as a result of his indirect voting and dispositive powers over such shares. The address for Tigris Financial Group Ltd. is c/o The Electrum Group LLC, 535 Madison Avenue, 12th Floor, New York, NY 10022.

(14)
GRAT Holdings, LLC is owned and controlled by Dr. Kaplan, who is deemed the beneficial owner of such shares of our common stock as a result of his indirect voting and dispositive powers over such shares. The address for GRAT Holdings, LLC is c/o The Electrum Group LLC, 535 Madison Avenue, 12th Floor, New York, NY 10022.

(15)
Manul Capital Management LLC is owned and controlled by Dr. Kaplan, who is deemed the beneficial owner of such shares of our common stock as a result of his indirect voting and dispositive powers over such shares. The address for Manul Capital Management LLC is c/o The Electrum Group LLC, 535 Madison Avenue, 12th Floor, New York, NY 10022.

(16)
Municipal Employees' Retirement System of Michigan ("MERS") is an independent, professional retirement services company that administers the retirement plans for Michigan's local units of government. Mr. Burns is the Chief Investment Officer of MERS. Mr. Burns may be deemed to possess voting and dispositive powers with respect to shares of our common stock held by MERS. Mr. Burns disclaims beneficial ownership of the shares of our common stock held by MERS in which he does not have any pecuniary interest. The address of MERS is 1134 Municipal Way, Lansing, MI 48917.

 DESCRIPTION OF CAPITAL STOCK

        The following descriptions are summaries of the material terms of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

        Following this offering, our authorized capital stock will consist of 700,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

        Common stock outstanding.    As of June 30, 2020, there were 80,646,832 shares of common stock outstanding which were held of record by 54 shareholders. There will be 53,920,346 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option, no exercise of outstanding options and no conversion of outstanding DSUs, after giving effect to (i) the Reorganization, (ii) the issuance of an aggregate of 41,177 shares of common stock to our executive officers in connection with this offering, as described in "Certain Relationships and Related Party Transactions—Grants to Certain Executive Officers in Connection with This Offering," (iii) the conversion of our outstanding convertible notes into an aggregate of 2,373,003 shares of common stock in connection with this offering, and (iv) the issuance and sale of 18,750,000 shares of common stock in this offering. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon the completion of this offering will be fully paid and non-assessable.

        Voting rights.    The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders, except on matters relating solely to terms of preferred stock.

        Dividend rights.    We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor. See "Dividend Policy."

        Rights upon liquidation.    In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

        Other rights.    The holders of our common stock have no preemptive or conversion or exchange rights or other subscription rights. There are no redemption, retraction, purchase for cancellation, surrender or sinking or purchase fund provisions applicable to the common stock.

Preferred Stock

        Our Board of Directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any of the preferred stock.

Certain Amended and Restated Certificate of Incorporation and Bylaw Provisions

Requirements for Advance Notification of Shareholder Nominations and Proposals

        Our Amended and Restated Bylaws establish advance notice procedures with respect to shareholder proposals and nomination of candidates for election as directors.

Limits on Written Consents

        Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing in lieu of a meeting of such shareholders, subject to the rights of the holders of any series of preferred stock.

Limits on Special Meetings

        Special meetings of the shareholders may be called at any time only by the secretary at the direction of our Board of Directors pursuant to a resolution adopted by the Board of Directors.

Choice of Forum

        Our Amended and Restated Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the Delaware General Corporation Law; and (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. The foregoing provision does not apply to claims under the Securities Act, the Exchange Act or any claim for which the U.S. federal courts have exclusive jurisdiction. Our Amended and Restated Certificate of Incorporation will further provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

        Our Amended and Restated Certificate of Incorporation will also provide that any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to these choice of forum provisions. These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

        While Delaware courts have determined that choice of forum provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the choice of forum provisions to be contained in our Amended and Restated Certificate of Incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find the choice of forum provision in our Amended and Restated Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

Corporate Opportunities

        Our Amended and Restated Certificate of Incorporation provides that we renounce any interest or expectancy in the business opportunities of Electrum and MERS and of our directors who are affiliated with Electrum or MERS, other than directors who are also our employees, and that neither our directors affiliated with Electrum or MERS, other than directors who are also our employees, nor Electrum or MERS have any obligation to offer us those opportunities. Electrum, MERS and any of our directors who are affiliated with them other than directors who are also our employees may, in the past, present or future, carry out and engage in any and all activities associated with any business, including, without limitation, any mining business.

Amendments to our Governing Documents

        Generally, the amendment of our Amended and Restated Certificate of Incorporation requires approval by our Board of Directors and the vote of holders of more than 66.67% of the votes entitled to be cast by the outstanding capital stock in the election of our Board of Directors. Any amendment to our Amended and Restated Bylaws requires the approval of either a majority of our Board of Directors or holders of more than 66.67% of the votes entitled to be cast by the outstanding capital stock in the election of our Board of Directors.

Board of Directors

        Our Board of Directors will consist of a single class of directors and directors will serve until a successor is duly elected and qualified or until a director's earlier death, removal or resignation (other than directors that may be elected by holders of our preferred shares, if any).

        Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 66.67% of our outstanding voting stock, voting together as a single class, unless approved by our Board of Directors, in which case such removal for cause shall require the affirmative vote of the holders of more than 50% of our outstanding voting stock, voting together as a single class. Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws provide that any vacancy on our Board of Directors, including a vacancy resulting from an enlargement of our Board of Directors, may be filled by vote of a majority of our directors then in office. Furthermore, our Amended and Restated Certificate of Incorporation provides that the authorized number of directors may be changed only by resolution of our Board of Directors.

Delaware Business Combination Statute

        We will elect to be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an "interested stockholder," which is defined generally as a person owning 15% or more of a corporation's voting stock, or any affiliate or associate of that person, from engaging in a broad range of "business combinations" with the corporation for three years after becoming an interested stockholder unless:

  •
  the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder's becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

  •
  following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

        Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

        Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Anti-Takeover Effects of Some Provisions

        Some provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws could make the following more difficult:

  •
  acquisition of control of us by means of a proxy contest or otherwise, or

  •
  removal of our incumbent officers and directors.

        These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Listing

        We have applied to list our common stock on the NYSE and TSX under the symbol "GATO." The listing will be subject to us fulfilling all of the listing requirements of the NYSE and the TSX. There can be no assurance that the NYSE or the TSX will approve our listing application.

Transfer Agent and Registrar

        The U.S. transfer agent and registrar for the common stock is EQ by Equiniti, located at 1110 Centre Pointe Curve, Suite 101, Mendota Heights, Minnesota 55120 and the Canadian transfer agent and registrar for the common stock is TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1S3.

 U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

        The following are the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock acquired in this offering by a "Non-U.S. Holder" that does not own, and has not at any time owned, actually or constructively (as determined for purposes of the provisions of U.S. federal income tax law applicable to non-U.S. holders of shares of a USRPHC, as defined below), more than 5% of our common stock. Subject to the exceptions set forth below, you are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our common stock and you are:

  •
  a nonresident alien individual;

  •
  a foreign corporation; or

  •
  a foreign estate or trust.

        You are not a Non-U.S. Holder, however, if you are a nonresident alien individual who is present in the United States for 183 days or more in the taxable year in which you sell any of our common stock or if you are a former citizen or former resident of the United States, or an entity that has expatriated from the United States, for U.S. federal income tax purposes. If you are such a person, you should consult your tax advisor regarding the U.S. federal income tax consequences of the ownership and disposition of our common stock.

        If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.

        This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances and does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income and estate taxes. You should consult your tax advisor with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Dividends

        As discussed under "Dividend Policy" above, we do not currently expect to make distributions on our common stock. In the event that we do make distributions of cash or other property, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock, as described below under "—Gain on Disposition of Our Common Stock."

        Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding (subject to the discussion below under "—FATCA"), you will be required to provide a properly executed applicable Internal Revenue Service ("IRS") Form W-8 certifying your entitlement to benefits under a treaty.

        If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax advisor with respect to other U.S. tax consequences of the ownership of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Gain on Disposition of Our Common Stock

        Subject to the discussion below under "—Information Reporting and Backup Withholding," you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our common stock unless:

  •
  the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), or

  •
  we are or have been a "United States real property holding corporation" (a "USRPHC"), as described below, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

        We believe that we are not, and do not anticipate becoming, a USRPHC.

        If you recognize gain on a sale or other disposition of our common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax advisor with respect to other U.S. tax consequences of the disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Information Reporting and Backup Withholding

        Information returns are required to be filed with the IRS in connection with payments of dividends on our common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock. You may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

FATCA

        Provisions of the Code commonly referred to as "FATCA" require withholding of 30% on payments of dividends on our common stock to "foreign financial institutions" (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Proposed regulations provide that the FATCA tax will not apply to gross proceeds from the disposition of shares of U.S. corporations, such as our common stock, as otherwise would have been the case after December 31, 2018, and Treasury has stated that taxpayers may rely on the proposed regulations until final regulations are issued. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax advisor regarding the effects of FATCA on your investment in our common stock.

Federal Estate Tax

        Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual's gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, our common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

 CANADIAN FEDERAL INCOME TAX CONSEQUENCES FOR CANADIAN HOLDERS

        The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the Income Tax Regulations or, collectively, the Tax Act, generally applicable to a purchaser who acquires as beneficial owner our common stock pursuant to this offering and who, at all relevant times, for purposes of the Tax Act, (i) is, or is deemed to be, resident in Canada; (ii) deals at arm's length with the Company and the underwriters; (iii) is not affiliated with the Company and the underwriters; (iv) is not in a relationship with us such that we would be considered a "foreign affiliate" of such purchaser; and (v) holds our common stock as capital property (a "Holder"). Generally, our common stock will be capital property to a Holder provided the Holder does not acquire or hold our common stock in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

        This summary is not applicable to (i) a Holder an interest in which is a "tax shelter investment", (ii) a Holder that is a "financial institution" for purposes of certain rules referred to as the mark-to-market rules, (iii) a Holder that is a "specified financial institution", (iv) a Holder that is a partnership or exempt from tax under Part I of the Tax Act, (v) a Holder that reports its "Canadian tax results" in a currency other than Canadian currency, or (vi) a Holder that has entered or will enter into, in respect of our common stock, a "synthetic disposition arrangement" or a "derivative forward agreement", each as defined in the Tax Act. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation that is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of our common stock, controlled by a non-resident person or group of non-resident persons for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

        This summary is based on the current provisions of the Tax Act, and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, or the Proposed Amendments, and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

        This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any prospective purchaser or holder of our common stock. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of our common stock should consult their own tax advisors having regard to their own particular circumstances.

Currency Conversion

        Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our common stock must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian / U.S. dollar exchange rate.

Dividends

        A Holder will be required to include in computing its income for a taxation year the amount of any dividends received on our common stock. In the case of a Holder that is an individual, such dividends will not be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. A Holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income. The full amount of the dividends, including amounts deducted for U.S. withholding tax, if any, in respect of the dividends must be included in income. To the extent U.S. withholding tax is paid in respect of dividends paid on our common stock, the amount of such tax generally will be eligible for foreign tax credit or deduction treatment subject to the detailed rules and limitations under the Tax Act.

        Holders are advised to consult their own tax advisors with respect to the availability of a credit or deduction to them having regard to their particular circumstances.

Dispositions

        Generally, on a disposition or deemed disposition of a share of our common stock, a Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Holder of the share immediately before the disposition or deemed disposition.

        The adjusted cost base to the Holder of a share of our common stock acquired pursuant to this offering will be determined by averaging the cost of such share with the adjusted cost base immediately before the time of acquisition of all other shares of our common stock owned by the Holder as capital property immediately before that time, if any.

        Generally, a Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain, or a taxable capital gain, realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Holder is required to deduct one-half of the amount of any capital loss, or an allowable capital loss, realized in a taxation year from taxable capital gains realized by the Holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years. Capital gains realized by a Holder that is an individual or trust, other than certain specified trusts, may give rise to a liability for alternative minimum tax under the Tax Act.

        To the extent U.S. tax is paid in respect of capital gains realized on the disposition or deemed disposition of a share of our common stock, the amount of such tax generally will be eligible for foreign tax credit treatment subject to the detailed rules and limitations under the Tax Act. Holders are advised to consult their own tax advisors with respect to the availability of a credit to them having regard to their particular circumstances.

Eligibility for Investment

        On the date of issue, provided that our common stock is listed at that time on a designated stock exchange, (within the meaning of the Tax Act), which currently includes the NYSE and the TSX, shares of our common stock will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESPs"), deferred profit sharing plans, registered disability savings plans ("RDSPs") and tax-free savings accounts ("TFSAs"). Provided the holder of a TFSA or RDSP, the annuitant of an RRSP or RRIF, or the subscriber of an RESP, as the case may be, (i) does not have a "significant interest" (within the meaning of the Tax Act) in us, and (ii) deals at arm's length with us (within the meaning of the Tax Act), such shares will not be a prohibited investment under the Tax Act for such TFSA, RRSP, RRIF, RESP or RDSP. In addition, the shares of our common stock will generally not be a "prohibited investment" if such shares are "excluded property" (within the meaning of the Tax Act). Annuitants under an RRSP or RRIF, holders of a TFSA or RDSP, and subscribers of an RESP should consult their own tax advisors as to whether shares of our common stock will be a "prohibited investment" for such RRSP, RRIF, TFSA, RESP or RDSP in their particular circumstances.

Offshore Investment Fund Property

        The Tax Act contains provisions (the "OIF Rules") which may, in certain circumstances, require a Holder to include an amount in income in each taxation year in respect of the acquisition and holding of our common stock, if (1) the value of such common stock may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in: (i) shares of the capital stock of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing (collectively, "Investment Assets") and (2) it may reasonably be concluded that one of the main reasons for the Holder acquiring, holding or having shares of our common stock was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Holder.

        In making the determination under point (2) in the preceding paragraph, the OIF Rules provide that regard must be had to all of the circumstances, including (i) the nature, organization and operation of any non-resident entity, including the Company, and the form of, and the terms and conditions governing, the Holder's interest in, or connection with, any such non-resident entity, (ii) the extent to which any income, profit and gains that may reasonably be considered to be earned or accrued, whether directly or indirectly, for the benefit of any non-resident entity, including the Company, are subject to an income or profits tax that is significantly less than the income tax that would be applicable to such income, profits and gains if they were earned directly by the Holder, and (iii) the extent to which any income, profits and gains of any non-resident entity, including the Company, for any fiscal period are distributed in that or the immediately following fiscal period.

        If applicable, the OIF Rules generally require a Holder to include in the Holder's income for each taxation year in which such Holder owns our common stock the amount, if any, by which (i) the total of all amounts each of which is the product obtained when the Holder's "designated cost" (as defined in the Tax Act) of our common stock at the end of a month in the year is multiplied by 1/12 of the aggregate of the prescribed rate of interest for the period including that month plus two percentage points exceeds (ii) any dividends or other amounts included in computing such Holder's income for the year (other than a capital gain) from our common stock determined without reference to the OIF Rules. Any amount required to be included in computing a Holder's income in respect of our common stock under these provisions will be added to the adjusted cost base and the designated cost of our common stock to the Holder.

        The CRA has taken the position that the term "portfolio investment" should be given a broad interpretation. Notwithstanding this interpretation, we do not believe that the value of shares of our common stock should be regarded as being derived, directly or indirectly, primarily from portfolio investments in Investment Assets, though the CRA may take a different view. However, if the term "portfolio investment" should be given a broad interpretation, and even if the value of shares of our common stock may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in Investment Assets, the OIF Rules will apply to a Holder only if it is reasonable to conclude that one of the main reasons for the Holder acquiring, holding or having our common stock was to derive a benefit from Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Holder.

        These OIF Rules are complex and their application depends, in part, on the reasons for a Holder acquiring or holding our common stock. Holders are urged to consult their own tax advisors regarding the application and consequences of these rules in their own particular circumstances.

Additional Refundable Tax

        A Holder that is, throughout its taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be subject to pay a refundable tax on its "aggregate investment income" (as defined in the Tax Act), including amounts in respect of net taxable capital gains and certain dividends.

Foreign Property Information Reporting

        In general, a Holder that is a "specified Canadian entity" for a taxation year or fiscal period and whose total cost amount of "specified foreign property" (as such terms are defined in the Tax Act) including our common stock at any time in the taxation year or fiscal period exceeds CAD $100,000 will be required to file an information return for the taxation year or fiscal period disclosing certain prescribed information. Subject to certain exceptions, a taxpayer resident in Canada will generally be a specified Canadian entity. Our common stock will come within the definition of "specified foreign property" for the purposes of the Tax Act. Penalties will apply where a Holder fails to file the required information return in respect of such Holder's "specified foreign property" on a timely basis in accordance with the Tax Act.

        The reporting rules in the Tax Act are complex and this summary does not purport to explain all circumstances in which reporting may be required.

        Holders should consult their own tax advisors regarding whether they must comply with these reporting requirements.

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Upon the completion of this offering, after giving effect to (i) the Reorganization, (ii) the issuance of an aggregate of 41,177 shares of common stock to our executive officers in connection with this offering, as described in "Certain Relationships and Related Party Transactions—Grants to Certain Executive Officers in Connection with This Offering," (iii) the conversion of our outstanding convertible notes into an aggregate of 2,373,003 shares of common stock in connection with this offering, and (iv) the issuance and sale of 18,750,000 shares of common stock in this offering, we will have 53,920,346 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option, no exercise of any options outstanding as of the date hereof and no conversion of any DSUs outstanding on the date hereof. All of the shares sold in this offering will be freely transferable without restriction or registration under the U.S. Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the U.S. Securities Act. See "Underwriting and Plan of Distribution." The remaining shares of common stock outstanding are "restricted shares" as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for the exemption from registration under Rules 144 or 701 under the U.S. Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
18,750,000	On the date of this prospectus.
1,160,907	After 90 days from the date of this prospectus.
34,009,439	After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

        In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 539,203 shares immediately after this offering, assuming no exercise of the underwriters' over-allotment option; or

  •
  the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

        In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or certain other restrictions contained in Rule 701.

        The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the terms of any lock-up agreement described below, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144, and by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

Stock Options

        As of the date hereof, after giving effect to the Reorganization, options to purchase a total of 4,416,109 shares of our common stock and DSUs convertible into 182,711 shares of our common stock were outstanding, substantially all of which are subject to lock-up agreements. After this offering, an additional 9,431,180 shares of our common stock will be available for future option grants under our Long Term Incentive Plan.

        Upon the completion of this offering, we intend to file a registration statement under the U.S. Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our Long Term Incentive Plan. Shares registered under such registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the terms of any lock-up agreement described below.

Lock-up Agreements

        We, our executive officers and directors and the holders of substantially all of our outstanding shares of common stock have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of BMO Capital Markets Corp., Goldman Sachs & Co. LLC and RBC Capital Markets, LLC, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus, which period is subject to extension. At any time, BMO Capital Markets Corp., Goldman Sachs & Co. LLC and RBC Capital Markets, LLC may, in their sole discretion, release some or all the securities from these lock-up agreements. There are no agreements, understandings or intentions, tacit or explicit, to release any of the common stock subject to lock-up agreements prior to the expiration of the lock-up period.

Registration Rights

        Prior to the consummation of this offering, we will enter into a registration rights agreement with certain of our shareholders pursuant to which we will grant certain of our shareholders and their affiliates certain registration rights with respect to our shares of common stock owned by them following the expiration of the lock-up period described above under "—Lock-up Agreements." See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

 UNDERWRITING AND PLAN OF DISTRIBUTION

        We are offering the shares of our common stock described in this prospectus through the underwriters named below. BMO Capital Markets Corp., Goldman Sachs & Co. LLC and RBC Capital Markets, LLC are acting as joint book-running managers of this offering and as the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares
BMO Capital Markets Corp.
Goldman Sachs & Co. LLC
RBC Capital Markets, LLC
Canaccord Genuity Corp.
CIBC World Markets Corp.

Total	18,750,000

        The offering is being made concurrently in the United States and in each of the provinces in Canada, other than Québec. Our common stock will be offered in the United States through those underwriters who are registered to offer the common stock for the sale in the United States and such other registered dealers as may be designated by the underwriters. Our common stock will be offered in each of the provinces of Canada, other than Québec, through BMO Nesbitt Burns Inc., Goldman Sachs Canada Inc., RBC Dominion Securities Inc. and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters, or such other registered dealers or other entities outside the United States and Canada that are affiliates of the underwriters as may be designated by the underwriters, may offer the common stock outside of the United States and Canada.

        The underwriting agreement provides for a firm commitment underwriting, and the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to pay for the shares covered by the underwriters' over-allotment option described below. In Canada, the shares are to be taken up by the underwriters, if at all, on or before a date not later than 42 days after the date of this prospectus.

        Our common stock is offered subject to a number of conditions, including:

  •
  receipt and acceptance of our common stock by the underwriters; and

  •
  the underwriters' right to reject orders in whole or in part.

        The obligation of the underwriters under the underwriting agreement may also be terminated at their discretion upon the occurrence of certain stated events, including, without limitation: a material adverse change in our business that makes it impractical or inadvisable to proceed with the offering; a suspension or material limitation of trading generally on certain securities markets; a suspension or material limitation in trading in shares of our common stock on the NYSE or the TSX; a general moratorium on commercial banking activities or a material disruption in commercial banking or securities settlement services; and an outbreak or escalation of hostilities or acts of terrorism or any other calamity or crisis or any change in financial, political or economic conditions, in each case that makes it impractical or inadvisable to proceed with the offering.

        We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

        In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Over-Allotment Option

        We have granted the underwriters an option to buy up to an aggregate of 2,812,500 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

        Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the initial public offering price. If all the shares are not sold after the underwriters have made a reasonable effort to sell the shares at the initial public offering price, the representatives may change the offering price and the other selling terms, provided that the price for the shares shall not exceed the public offering price and further provided that the compensation that is realized by the underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the shares is less than the gross proceeds paid by the underwriters to us. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein. The representatives of the underwriters have informed us that they do not expect to sell more than an aggregate of five percent of the total number of shares of common stock offered by them to accounts over which such representatives exercise discretionary authority.

        The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase up to 2,812,500 additional shares to cover over-allotments.

	No exercise	Full exercise
Per share	$	$

Total	$	$

        We estimate that the total expenses of the offering payable by us, not including the underwriting discounts and commissions, will be approximately $4.3 million. We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority up to $35,000.

No Sales of Similar Securities

        We, our executive officers and directors and the holders of substantially all of our outstanding shares of common stock have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of BMO Capital Markets Corp., Goldman Sachs & Co. LLC and RBC Capital Markets, LLC, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time, BMO Capital Markets Corp., Goldman Sachs & Co. LLC and RBC Capital Markets, LLC may, in their sole discretion, release some or all the securities from these lock-up agreements.

        The lock-up agreement does not apply to the following transactions by us: (1) issuances of common stock upon the exercise of options (or granting or vesting of other equity incentive awards) or warrants, if any, disclosed as outstanding elsewhere in this prospectus; (2) the issuance of employee stock options (or other equity incentive awards) and subsequent issuances of common stock upon the exercise of options (or granting or vesting of other equity incentive awards) pursuant to equity incentive plans described elsewhere in this prospectus; (3) the filing of a registration statement on Form S-8 relating to the offering of securities in accordance with the terms of equity incentive plans described elsewhere in this prospectus; (4) the issuance of common stock in connection with one or more acquisitions by us, or joint ventures between the us and, another company, or pursuant to equipment leasing arrangements, debt financings or settlement agreements by us, provided that the aggregate number of shares of common stock that may be issued pursuant to clause (4) shall not exceed 10% of the total number of shares of common stock outstanding after the completion of this offering and each recipient of shares of common stock issued pursuant to clause (4) agrees to be bound by the terms of a lock-up agreement; (5) the distribution of all of our equity interest in SOP to its shareholders as described in this prospectus; (6) the conversion of our outstanding convertible notes into shares of common stock in connection with this offering as described in this prospectus; and (7) the distribution of shares of common stock in connection with this offering to certain of our executive officers who deferred a portion of their salaries as described in this prospectus.

        The lock-up agreement does not apply to the following transactions by our executive officers, directors and holders of our common stock: (1) bona fide gifts; (2) dispositions to any trust for the direct or indirect benefit of the transferor or the transferor's immediate family; (3) transfers to a wholly-owned subsidiary of the transferor or to direct or indirect shareholders, members, partners or other affiliates of the transferor, provided that the transfer does not involve a disposition for value; (4) transfers by operation of law, such as the rules of intestate succession; (5) dispositions of common stock acquired in this offering (other than any issuer-directed shares purchased in this offering by our directors or officers) or in open-market transactions after the completion of this offering; (6) transfers to any corporation, partnership or other business entity with whom the transferor shares in common an investment manager or adviser; (7) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common stock, provided that such plan does not permit the transfer or other disposition of common stock during the lock-up period; and (8) transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction involving a change of control. In the case of clauses (1), (2), (3), (4) and (6) above, the transferee must also agree to be bound by the terms of a lock-up agreement.

Indemnification

        We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the U.S. Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Exchanges

        We have applied to list our common stock on the NYSE and the TSX under the symbol "GATO." The listing will be subject to us fulfilling all of the listing requirements of the NYSE and the TSX. There can be no assurance that the NYSE or the TSX will approve our listing application.

Price Stabilization, Short Positions

        In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock during and after this offering, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  purchases to cover positions created by short sales;

  •
  imposition of penalty bids; and

  •
  syndicate covering transactions.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be "covered short sales," which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked short sales," which are short positions in excess of that amount.

        The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

        The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. Any naked short position would form part of the underwriters' over-allocation position.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NYSE, the TSX, other stock exchanges, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares.

Determination of Offering Price

        Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  our history and prospects and the history and prospects for the industry in which we compete;

  •
  our past and present financial performance and an assessment of our management;

  •
  our prospects for future earnings and the present state of our development;

  •
  the general condition of the securities market at the time of this offering;

  •
  the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

  •
  other factors deemed relevant by the underwriters and us.

        The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock or that the common stock will trade in the public market at or above the initial public offering price.

Affiliations

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

        The underwriters and their affiliates may from time to time in the future engage with us and perform services for us in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Directed Share Program

        At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus, for sale, at the initial public offering price, to our employees and directors and to friends, professional contacts and family members of our employees and directors. If purchased by these persons, these shares will not be subject to a lock-up restriction, except in the case of shares purchased by any director or officer, which will be subject to a 180-day lock-up restriction described above. The sales will be made at our direction by RBC Capital Markets, LLC through a directed share program. The number of shares available for sale to the general public will be reduced by the number of reserved shares sold to these individuals. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the shares reserved for the directed share program.

Notice to Investors

Notice to prospective investors in the European Economic Area and the United Kingdom

        In relation to each Member State of the European Economic Area (each a "Member State") and, until the expiry of the period during which the United Kingdom continues to be subject to European Union law without being a Member State (the "Transition Period"), the United Kingdom, no shares of our common stock have been offered or will be offered pursuant to the offering to the public in that

Member State or the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or the United Kingdom or, where appropriate, approved in another Member State or the United Kingdom and notified to the competent authority in that Member State or the United Kingdom, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Member State or the United Kingdom at any time under the following exemptions under the Prospectus Regulation:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

  (b)
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, and the expression "Prospectus Regulation" means Regulation (EU) 2017/1129.

Notice to prospective investors in Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the shares of our common stock may only be made to persons, or to the Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of our common stock without disclosure to investors under Chapter 6D of the Corporations Act.

        The shares of our common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to prospective investors in Hong Kong

        Our common stock may not be offered or sold in Hong Kong by means of this prospectus or any document other than (i) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the common stock which is or is intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Japan

        No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the "FIEL") has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of our common stock.

        Accordingly, the shares of our common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

  For Qualified Institutional Investors ("QII")

        Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of our common stock constitutes either a "QII only private placement" or a "QII only secondary distribution" (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of our common stock. The shares of our common stock may only be transferred to QIIs.

  For Non-QII Investors

        Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of our common stock constitutes either a "small number private placement" or a "small number private secondary distribution" (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of our common stock. The shares of our common stock may only be transferred en bloc without subdivision to a single investor.

Notice to prospective investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

  (i)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (ii)
  where no consideration is or will be given for the transfer;

  (iii)
  where the transfer is by operation of law;

  (iv)
  as specified in Section 276(7) of the SFA; or

  (v)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

        Singapore Securities and Futures Act Product Classification: Solely for the purposes of our obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA), that the shares of our common stock are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to prospective investors in Switzerland

        This document is not intended to constitute an offer or solicitation to purchase or invest in the shares of our common stock described herein. The shares of our common stock may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading venue in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of our common stock constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading venue in Switzerland, and neither this document nor any other offering or marketing material relating to the shares of our common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to prospective investors in the United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of our shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our shares of our common stock in, from or otherwise involving the United Kingdom.

        After the expiry of the Transition Period, no shares of our common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in accordance with the FSMA, as amended), except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the FSMA, as amended:

  (a)
  to any legal entity which is a qualified investor as defined under the FSMA;

  (b)
  to fewer than 150 natural or legal persons (other than qualified investors as defined under the FSMA), subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Section 86 of the FSMA, as amended,

provided that no such offer of shares of our common stock shall require the company or the representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Section 87G of the FSMA.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in the United Kingdom the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock.

 LEGAL PROCEEDINGS

        We are, from time to time, involved in legal proceedings of a nature considered normal to our business. We believe that none of the litigation in which we are currently involved, or have been involved since the beginning of our most recently completed financial year, individually or in the aggregate, is material to our consolidated financial condition, cash flows or results of operations. See Note 10, "Commitments and Contingencies" in our consolidated financial statements included elsewhere in this prospectus for additional information regarding our assessment of contingencies related to legal matters.

LEGAL MATTERS

        The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain matters with respect to Canadian law will be passed upon for us by Fasken Martineau DuMoulin LLP and for the underwriters by Stikeman Elliott LLP.

EXPERTS

        The consolidated financial statements of Sunshine Silver Mining & Refining Corporation as of December 31, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2019, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The combined financial statements of the Los Gatos Joint Venture as of December 31, 2019 and 2018 and for each of the years then ended, have been included herein in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The technical information appearing in this prospectus concerning the Cerro Los Gatos Mine and the Los Gatos District, including estimates of mineral resources and mineral reserves, was derived from the Los Gatos Technical Report prepared by Tetra Tech, Inc., independent mining consultants. As of the date hereof, Tetra Tech, Inc. beneficially owns none of our outstanding common stock.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the U.S. Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith.

        Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit to the registration statement reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference.

        As a result of the offering, we will be required to file periodic reports and other information with the SEC.

        The SEC maintains an Internet site that contains reports, proxy and information statements we have filed electronically with the SEC. The address of that site is www.sec.gov.

        We will also be subject to the informational requirements of the securities commissions in each of the provinces of Canada, other than Québec, subject to available exemptions. You are invited to read any reports, statements or other information, other than confidential filings, that we file with the Canadian provincial securities authorities. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") (www.sedar.com), the Canadian equivalent of the SEC's Electronic Document Gathering and Retrieval System. Documents filed on SEDAR are not, and should not be considered, part of this prospectus.

GLOSSARY OF TECHNICAL TERMS

        Certain terms and abbreviations used in this prospectus are defined below:

        "Ag" means the chemical symbol for the element silver.

        "AISC" means all-in sustaining cost.

        "Au" means the chemical symbol for the element gold.

        "By-Product" is a secondary metal or mineral product recovered in the milling process.

        "Concentrate" is the product of physical concentration process, such as flotation or gravity concentration, which involves separating ore minerals from unwanted waste rock. Concentrates require subsequent processing (such as smelting or leaching) to break down or dissolve the ore minerals and obtain the desired elements, usually metals.

        "Cu" means the chemical symbol for the element copper.

        "Development" is work carried out for the purpose of accessing a mineral deposit. In an underground mine, this work includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of over burden.

        "Dewatering" is the removal of water from a mine shaft or other pre-existing underground workings by pumping or drainage as a safety measure or as a preliminary step to resumption of development or operations in the area.

        "Dilution" is an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body.

        "Drilling"

        Core:    with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays used in mineral exploration.

        In-fill:    is any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.

        "Exploration" is prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

        "Feasibility Study" is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

        "Grade" means the concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (Oz/t), the grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from the deposit.

        "g/t" means grams per tonne.

        "Hectare" is a metric unit of area equal to 10,000 square meters (2.471 acres).

        "Indicated Mineral Resources" or "Indicated Resources" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

        "Inferred Mineral Resources" or "Inferred Resources" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

        "Los Gatos Technical Report" means "NI 43-101 Technical Report: Los Gatos Project, Chihuahua, Mexico," prepared by Tetra Tech Inc., dated July 1, 2020, which was prepared in accordance with the requirements of the SEC Mining Modernization Rules and NI 43-101.

        "masl" is meters above sea level.

        "Mineral Reserves" means the economically mineable part of a Measured or Indicated Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

        "Mineral Resources" means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

        "Measured Mineral Resources" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

        "Mill" is a processing facility where ore is finely ground and thereafter undergoes physical or chemical treatments to extract the valuable metals.

        "M&I" means Measured Mineral Resources and Indicated Mineral Resources.

        "NI 43-101" means National Instrument 43-101—Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators.

        "NSR" means Net Smelter Return: the proceeds returned from the smelter and/or refinery to the mine owner less certain costs.

        "Ore" is rock, generally containing metallic or non-metallic minerals, that can be mined and processed at a profit.

        "Ore Body" is a sufficiently large amount of ore that can be mined economically.

        "Ore Reserve" is the part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

        "Pb" means the chemical symbol for the element lead.

        "Probable Mineral Reserve" means the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

        "Proven Mineral Reserve" means the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This preliminary feasibility study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

        "Reclamation" is the process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings, leach pads and other features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

        "Recovery Rate" is a term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of material recovered compared to the material originally present.

        "Refining" is the final stage of metal production in which impurities are removed from the molten metal.

        "Rehabilitation" is the restoration of an existing underground excavation to a safe condition for further exploration and development by removing obstructions, installing necessary ground support and repairing or replacing utility services such as compressed air lines, water lines, and electrical service.

        "SEC Mining Modernization Rules" means subpart 1300 of Regulation S-K.

        "Smelting" is an intermediate stage metallurgical process in which metal is separated from impurities by using thermal or chemical separation techniques.

        "Tailings" is the material that remains after all economically and technically recovered precious metals have been removed from the ore during processing.

        "Ton" means a short ton which is equivalent to 2,000 pounds, unless otherwise specified. We will also reference "Tonne," which is a metric ton or 2,204.6 pounds. "Tonne" is referenced under the "Grade" definition.

        "toz" means a troy ounce.

        "Waste" is rock which is not ore. Usually referred to that rock which has to be removed during the normal course of mining in order to get at the ore.

        "Zn" means the chemical symbol for the element zinc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Sunshine Silver Mining & Refining Corporation:

Opinion on the Consolidated Financial Statements

        We have audited the accompanying consolidated balance sheets of Sunshine Silver Mining & Refining Corporation and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of loss and comprehensive loss, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2011.
Denver, Colorado
June 26, 2020

SUNSHINE SILVER MINING & REFINING CORPORATION

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31,

(In thousands, except for share and per share amounts)

	2019	2018
ASSETS
Current Assets
Cash and cash equivalents	$9,085	$3,457
Materials and supplies inventory	103	174
Deferred financing costs	1,777	—
Related party receivables	6,422	1,345
Other current assets	1,068	1,133

Total current assets	18,455	6,109
Non-Current Assets
Investment in affiliates	105,396	108,172
Metals inventory	250	250
Property, plant and equipment, net	30,194	32,030

Total Assets	$154,295	$146,561

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and other accrued liabilities	$3,465	$2,172
Non-Current Liabilities
Reclamation obligations	1,439	1,337
Shareholders' Equity
Common stock, $0.001 par value; 100,000,000 shares authorized; 80,646,832 and 73,902,522 shares outstanding as of December 31, 2019 and December 31, 2018	80	74
Paid-in capital	375,921	331,802
Accumulated deficit	(225,583)	(187,765)
Treasury stock, at cost, 289,177 shares as of December 31, 2019 and December 31, 2018	(1,027)	(1,027)
Unrealized loss on investments, net of tax	—	(32)

Total shareholders' equity	149,391	143,052

Total Liabilities and Shareholders' Equity	$154,295	$146,561

See accompanying notes to the consolidated financial statements.

SUNSHINE SILVER MINING & REFINING CORPORATION

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31,

(In thousands, except for share and per share amounts)

	2019	2018	2017
Expenses
Exploration	$1,248	$1,709	$1,179
Pre-development	2,318	2,527	2,408
General and administrative	4,845	4,396	6,494
Amortization	2,370	2,307	2,483

Total expenses	10,781	10,939	12,564
Other expense (income)
Dilution loss in affiliates	11,231	—	—
Equity loss in affiliates	12,865	464	160
Arrangement fees	2,988	283	—
Other expense (income)	(47)	(19)	87

Net other expense	27,037	728	247

Loss before income taxes	37,818	11,667	12,811

Income tax benefit	—	(3)	—

Net loss	$37,818	$11,664	$12,811

Other comprehensive (income) loss
Unrealized (gain) loss on securities, net of tax	(32)	(5)	25

Comprehensive loss	$37,786	$11,659	$12,836

Net loss per share:
Basic and diluted	$0.49	$0.16	$0.19

Weighted average shares outstanding:
Basic and diluted	77,934,044	73,941,655	67,507,179

See accompanying notes to the consolidated financial statements.

SUNSHINE SILVER MINING & REFINING CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

(In thousands, except for share amounts)

	Number		Amount
	Common Stock	Treasury Stock	Common Stock	Treasury Stock	Paid-in Capital	Accumulated Deficit	Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2016	64,414,211	216,845	$64	$(701)	$284,096	$(163,290)	$(12)	$120,157

Stock-based compensation	—	—	—	—	1,946	—	—	1,946
Issuance of common stock	9,483,868	—	10	—	42,668	—	—	42,678
DSUs converted to common stock	53,775	—	—	—	—	—	—	—
Unrealized loss on investments	—	—	—	—	—	—	(25)	(25)
Deferred share unit compensation	—	—	—	—	422	—	—	422
Other	—	—	—	—	116	—	—	116
Net loss	—	—	—	—	—	(12,811)	—	(12,811)

Balance at December 31, 2017	73,951,854	216,845	$74	$(701)	$329,248	$(176,101)	$(37)	$152,483

Stock-based compensation	—	—	—	—	2,367	—	—	2,367
Issuance of common stock	23,000	—	—	—	104	—	—	104
Unrealized gain on investments, net of tax	—	—	—	—	—	—	5	5
Repurchase of common stock	(72,332)	72,332	—	(326)	—	—	—	(326)
Other	—	—	—	—	83	—	—	83
Net loss	—	—	—	—	—	(11,664)	—	(11,664)

Balance at December 31, 2018	73,902,522	289,177	$74	$(1,027)	$331,802	$(187,765)	$(32)	$143,052

Stock-based compensation	—	—	—	—	3,219	—	—	3,219
Issuance of common stock	6,744,310	—	6	—	40,459	—	—	40,465
Unrealized gain on investments, net of tax	—	—	—	—	—	—	32	32
Deferred share unit compensation	—	—	—	—	491	—	—	491
Other	—	—	—	—	(50)	—	—	(50)
Net loss	—	—	—	—	—	(37,818)	—	(37,818)

Balance at December 31, 2019	80,646,832	289,177	$80	$(1,027)	$375,921	$(225,583)	$—	$149,391

See accompanying notes to the consolidated financial statements.

SUNSHINE SILVER MINING & REFINING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

(In thousands)

	2019	2018	2017
OPERATING ACTIVITIES
Net loss	$(37,818)	$(11,664)	$(12,811)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization	2,370	2,290	2,483
Dilution loss in affiliates	11,231	—	—
Stock compensation expense	3,219	2,392	1,981
Equity loss in affiliates	12,865	464	160
Accretion expense	102	95	88
Other	63	18	—
Changes in operating assets and liabilities:
Receivables from related-party	(5,078)	(145)	(383)
Accounts payable and other accrued liabilities	645	(105)	186
Materials and supplies inventory	67	1	54
Other current assets	39	—	38

Net cash used by operating activities	(12,295)	(6,654)	(8,204)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(534)	(83)	(330)
Investment in affiliates	(21,371)	(662)	(28,225)

Net cash used by investing activities	(21,905)	(745)	(28,555)

FINANCING ACTIVITIES
Issuance of common stock	40,465	104	42,678
Deferred financing costs	(637)	—	—
Repurchase of common stock	—	(326)	—

Net cash provided (used) by financing activities	39,828	(222)	42,678

Net increase (decrease) in cash and cash equivalents	5,628	(7,621)	5,919
Cash and cash equivalents, beginning of period	3,457	11,078	5,159

Cash and cash equivalents, end of period	$9,085	$3,457	$11,078

Supplemental disclosure of noncash transactions:
Conversion of compensation into deferred share units	$491	$—	$422
Property, plant and equipment included in accrued liabilties	$—	$(12)	$12
Deferred financing costs included in accrued liabilties	$1,139	$—	$—

See accompanying notes to the consolidated financial statements.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share, per share, option and stock unit amounts)

1. Description of Business and Basis of Preparation of Financial Statements

        These financial statements represent the consolidated financial position and results of operations of Sunshine Silver Mining & Refining Corporation and its subsidiaries ("Sunshine Silver" or "the Company"). Sunshine Silver specializes in investing in or acquiring, exploring, and developing assets in the mining industry.

United States—Sunshine Complex

        On May 11, 2010, the Company purchased the net assets of the Idaho Sunshine Mine. On October 10, 2013, the Company purchased the Sunshine Big Creek Refinery ("Refinery"). The Sunshine Mine and the Refinery comprise the vertically integrated, Sunshine Complex. The Company has conducted an advanced exploration drilling program and a program to improve certain mining infrastructure at the Sunshine Complex. The Sunshine Complex is currently on care and maintenance, with a continued but reduced program of infrastructure improvement. A Sunshine Complex preliminary economic assessment technical report was completed in December 2012, and subsequently updated in January 2020.

Mexico—Los Gatos Project

        The Company's primary Mexico efforts are focused on the operation of the Los Gatos Joint Venture ("LGJV") in Chihuahua Mexico with its joint venture partner, Dowa Metals and Mining Co., Ltd. ("Dowa"), which commenced production on September 1, 2019. As of December 31, 2019, the LGJV ownership is 51.5% SSMRC and 48.5% Dowa.

        On January 1, 2015, the Company entered into the LGJV to develop the Los Gatos project ("LGP") with Dowa. The LGJV operating entities consist of Minera Plata Real S. de R.L. de C.V ("MPR"), Operaciones San Jose del Plata S. de R.L. de C.V. and Servicios San Jose del Plata S. de R.L. de C.V. (collectively the "LGJV Entities"). The LGJV completed an advanced definitional drilling and decline development program in 2016 and completed a feasibility study in January 2017. Dowa completed its $50,000 funding requirement on April 1, 2016; thereby initially acquiring a 30% interest in the LGJV and the right to purchase future zinc-concentrate production at market rates.

        In July 2017, the LGJV entered into a loan agreement (the "Term Loan") with Dowa whereby the LGJV could borrow up to $210,000 for LGP development, with a maturity date of December 29, 2027. Interest on the Term Loan accrues daily at LIBOR plus 2.35%, but the interest is added to the amount borrowed for repayment monthly until December 29, 2019. During 2018, the LGJV paid Dowa a $4,200 closing fee. Commencing June 30, 2021, 14 consecutive semi-annual equal payments of the aggregate principal and capitalized interest begin. The Term Loan also requires additional principal payments equal to 70% of the LGJV excess cash flows (as defined). As of December 31, 2019, the LGJV had $221,900 outstanding, including $11,900 of interest, under the Term Loan. SSMRC is a 70% guarantor of the Term Loan should the LGJV not be able to meet its obligations under this loan agreement.

        In January 2018, the LGJV entered into a loan agreement (the "Dowa MPR Loan") with Dowa whereby the LGJV could borrow up to $65,700 to continue LGP development. Interest on this loan accrues daily at LIBOR plus 1.5% and is added to the amount borrowed. As of December 31, 2018, the LGJV had $67,800 outstanding, including $2,100 of interest, under the Dowa MPR Loan. In May 2019, the Company contributed $18,200 to the LGJV to provide funding for a partial repayment of

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

1. Description of Business and Basis of Preparation of Financial Statements (Continued)

principal and interest related to the Dowa MPR Loan. In May 2019, the Dowa MPR Loan was fully extinguished with a principal and interest payment of $18,200 and the conversion of the remaining principal and interest of $50,737 to additional Dowa ownership in the LGJV entities. Due to the LGJV ownership dilution, the Company recognized a dilution loss on affiliates of $11,231 in May 2019. Subsequent to this transaction the ownership of the LGJV entities is 51.5% SSMRC and 48.5% Dowa.

        As of December 31, 2019, the LGJV had $60,000 of principal and $8 of interest due under a working capital facility agreement ("WCF") entered into with Dowa in May 2019. The WCF bears interest at LIBOR plus 3.0% and matures June 28, 2021. The LGJV paid interest of $1,419 under this facility for the year ended December 31, 2019. SSMRC is a 70% guarantor of the WCF should the LGJV be unable to meet its obligations under this loan agreement.

        During 2019 and 2018, the LGJV entered into various equipment loan agreements, with repayment over four years at interest rates ranging from 5.76% to 8.67%, to finance a portion of mining equipment purchases. SSMRC has guaranteed the payment of all obligations, including accrued interest, under the equipment loan agreements.

Mexico—Exploration

        The Company's other regional Mexico exploration efforts are conducted through its wholly-owned subsidiary, Minera Luz del Sol S. de R.L. de C.V. ("MLS").

Liquidity

        The Company has a history of operating losses and cash outflows from operations which are both expected to continue. Based on the Company's current cash flow forecasts, there is an expected cash shortfall within one year of the issuance date of the financial statements. As a result, the Company received a financial support commitment for $18,000 from its primary shareholder, Electrum Silver US LLC, to ensure the Company is able to satisfy its obligations as a going concern through June 26, 2021. The Company will need to raise additional funds through the issuance of debt or equity to refinance or otherwise retire obligations, or to satisfy the guarantee of the LGJV WCF, as they come due after June 26, 2021. The ability to raise capital is dependent on certain matters that are outside of the Company's control, and it may not be successful in raising sufficient funds, which could lead to an event of default.

2. Summary of Significant Accounting Policies

Basis of consolidation and combination

        All Company subsidiaries are consolidated. All significant intercompany balances and transactions have been eliminated.

Equity method investment

        The Company accounts for its investment in affiliates using the equity method of accounting whereby, after valuing the initial investment, the Company recognizes its proportional share of results of operations of the affiliate in its consolidated financial statements. Equity method investments are

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

2. Summary of Significant Accounting Policies (Continued)

reviewed periodically for other-than-temporary decline in value. The Company's investment in the LGJV Entities is presented as Investment in affiliates in the consolidated balance sheet. The basis difference between the carrying amount of the investment in affiliates and the Company's equity in the LGJV Entities' net assets is due to value of the LGJV mineral resources. This basis difference is amortized on a units of production basis as the mineral resource is produced.

        The Company incurs certain costs on behalf of the LGJV, primarily related to a project development loan arrangement fee. The Company's proportional share of such costs are reported as an investment in affiliate and the residual costs, related to Dowa's proportional ownership, are reported in the statement of loss as arrangement fees.

Use of estimates

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include mineral properties; environmental reclamation and closure obligations; valuation of stock and stock options; valuation allowances for deferred tax assets; and the fair value of financial instruments.

Functional currency and translation of foreign currencies

        The U.S. dollar is the functional currency of the Company and its subsidiaries. Monetary assets and liabilities denominated in foreign currencies are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting gains or losses reported in foreign exchange (gain) loss in the statement of net loss. Non-monetary assets and liabilities are translated at historical exchange rates. Expenses and income items denominated in foreign currencies are translated into U.S. dollars at historical exchange rates.

Cash and cash equivalents

        The Company considers all highly liquid short-term investments with a maturity of three months or less when purchased to be cash equivalents. Restricted cash, included in other current assets, consists of cash and investments held as collateral for a letter of credit and other extensions of credit.

Materials and supplies and metals inventories

        The Company's materials and supplies inventories are valued at the lower of cost or market. Cost is determined using the average cost method for all inventories. The Company routinely evaluates the forecasted usage of its material and supplies to recognize a provision for obsolete stock, as warranted.

        The Company's metals inventory is valued at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on current and long-term metals prices, less the estimated costs to complete production and bring the product to a salable condition. Metals inventory that is not expected to be processed within the next 12 months is classified as a non-current asset.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

2. Summary of Significant Accounting Policies (Continued)

Property, plant and equipment

        Mineral property acquisition costs are recorded at cost and are deferred until the viability of the property is determined. Exploration, mineral property evaluation, option payments, related acquisition costs for mineral properties acquired under an option agreement, general overhead, administrative and holding costs to maintain a property on a care and maintenance basis are expensed in the period they are incurred. When a mineral property is determined to have proven and probable reserves, subsequent development costs are capitalized to mineral properties. For acquired mineral properties the Company allocates the acquisition cost to proven and probable reserves and value beyond proven and probable reserves. When mineral properties are developed and operations commence, capitalized costs are charged to operations using the units-of-production method over proven and probable reserves. Upon abandonment or sale of a mineral property, all capitalized costs relating to the specific property are removed in the period abandoned or sold and a gain or loss is recognized.

        Property, plant and equipment are recorded at cost. Amortization of plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of plant and equipment and buildings and improvements range from 10 to 20 years. The estimated useful lives of furniture, fixtures and computers range from three to 10 years.

Impairment of long-lived assets

        Long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. There were no impairments recognized for the three years ended 2019.

Asset retirement obligations

        The Company has asset retirement obligations ("ARO") arising from regulatory requirements to perform certain property and asset retirement activities at the end of the respective asset life. An ARO is recognized when incurred and is initially measured at fair value and subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's remaining useful life. The ARO is based on when spending for an existing environmental disturbance is expected to occur. The Company reviews, on at least an annual basis, the reclamation obligation at each property.

Stock-based compensation

        The Company recognizes all employee stock-based compensation as a cost in the consolidated financial statements. Equity-classified awards are measured at the grant date fair value of the award.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

2. Summary of Significant Accounting Policies (Continued)

The Company estimates grant date fair value using the Black-Scholes option-pricing model using the grant date share price, estimated amounts for volatility of the Company's stock, the expected life of the awards, the fair value of the underlying shares, the risk-free interest rate and the expected dividend yield. The related expense is included as a component of either exploration, pre-development or general and administrative expense over the requisite service period of the award.

Net loss per share

        Basic and diluted loss per share are computed by dividing the net loss available to common stockholders by the weighted-average number of common stock shares outstanding, including director share units ("DiSUs"), for the respective period presented. For the years ended December 31, 2019, 2018 and 2017, stock options have been excluded from the dilutive earnings per share calculation as their effect would be anti-dilutive.

Income taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Recently issued accounting standards

        In February 2016, the FASB issued ASU 2016-02, "Leases," which will require lessees to recognize assets and liabilities for the rights and obligations created by most leases on the balance sheet. These changes become effective for the Company's fiscal year beginning January 1, 2022. The Company is still assessing the impact of the standard but does not expect there will be a material impact to the Company's financial statements.

        In August 2018, ASU No. 2018-13 was issued to modify and enhance the disclosure requirements for fair value measurements. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. The Company is evaluating the required disclosures of the standard and expects to modify disclosures for fair value measurements upon adoption.

        In December 2019, ASU No. 2019-12 was issued to simplify and enhance accounting for income taxes. This update is effective in fiscal years, beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early adoption is permitted. The Company is

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

2. Summary of Significant Accounting Policies (Continued)

still assessing the impact of the standard but does not expect there will be a material impact to the Company's financial statements.

3. Other Current Assets

	December 31, 2019	December 31, 2018
Value added tax receivable	$213	$192
Restricted cash and certificate of deposit	466	466
Available for sale securities	—	28
Prepaid expenses	359	415
Deposits and other	30	32

Total other current assets	$1,068	$1,133

        At December 31, 2018, the cost basis of available for sale securities was $21.

4. Property, Plant and Equipment, net

	December 31, 2019	December 31, 2018
Mineral properties(1)	$18,203	$18,203
Plant and equipment	13,621	15,381
Land	1,814	1,575
Buildings, infrastructure and improvements	16,798	14,140
Furniture, fixtures and computers	1,565	2,168

Property, plant and equipment at cost	52,001	51,467
Less accumulated amortization	(21,807)	(19,437)

Property, plant and equipment, net	$30,194	$32,030

(1)
No amortization is currently being recognized on the Sunshine Mine mineral properties, as the Company has not established proven and probable reserves, and the mine has not yet been placed back in service.

Mineral Properties

        The Company conducts exploration activities on patented and unpatented mining claims in the United States and under mining concessions in Mexico.

        The Company is required to make mineral and concession lease payments to various entities to secure the appropriate claims or surface rights. Certain of these agreements also have royalty payments that are triggered when the Company produces and sells minerals. Since no Company assets are in production, the Company is not currently paying any royalty based on production and sales.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

4. Property, Plant and Equipment, net (Continued)

Sunshine Complex

        The Company owns the Sunshine Complex, which includes patented and unpatented mining claims, surface access rights, and related infrastructure buildings and equipment. The property includes the mine, mill and all support buildings, including the shops, dry, assay office, mine office, warehouse, hoist house, compressor building and surface and underground equipment. The property also includes the Sunshine Refinery, ConSil Mine and mill and related infrastructure buildings and equipment.

        The Company is required to pay a net smelter return ("NSR") royalty of 0% (at a silver price less than $6.00 per ounce) to 7% (at a silver price of $10.00 and greater per ounce) under a settlement with the US government and the Coeur d'Alene Indian tribe. This royalty covers substantially all of the property comprising the Sunshine Mine and extends outward within a one-mile boundary of the property described in the settlement.

Chester Group of Mining Claims

        The Company leases nine patented mining claims and has a one-third interest in four other patented mining claims from the Chester Group that are adjacent to the mining claims of the Sunshine Mine. The 25-year lease term ends February 2029 and is renewable for an additional 25 years. The lease is subject to monthly advance royalty payments until such time as a royalty of 4% on NSR or a royalty of 20% of net profits is payable. The lease also provides Chester Group with the option to acquire a 20% working interest in all ores, concentrates, metals or other mineral substances produced from the property. Chester Group may exercise this option by releasing the Company from its obligation to pay the 20% net profits royalty and by tendering an amount of cash equal to 20% of the then-current working capital fund. The Chester Group lease also requires an annual payment of 50,000 shares of Sterling Mining Company common stock.

Silver Summit / Consil Mine Royalty

        The Company is required to pay a NSR of 2% (at a silver price below $5.00 per ounce) to 4% (at a silver price of $7.00 and greater per ounce) from production of commercial minerals from certain patented and unpatented mining claims. The patented and unpatented mining claims subject to this royalty surround the Silver Summit/Consil Mine.

Metropolitan Mines Mining Claims

        The Company leases two patented and 70 unpatented mining claims from the Metropolitan Mines Corporation group ("Metropolitan") that are located immediately to the south of the primary workings of the Sunshine Mine. The lease term is indefinite until cancelled by mutual agreement. The leases are subject to monthly advance royalty payments until such time as ore is produced from the Metropolitan property. Net proceeds, when ore is produced, are to be shared between Metropolitan (16% or 50%) and the Company (84% or 50%) depending upon the location of the production.

Mineral Mountain Mining Claims

        The Company leases the Mineral Mountain Mining and Milling Company group of four patented mining claims that are adjacent to the mining claims of the Sunshine Mine. The 25-year lease ends

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

4. Property, Plant and Equipment, net (Continued)

February 2029 and is renewable for an additional 25 years. The lease is subject to annual advance royalty payments until such time as net profits royalties of 3% are payable. The lease also provides the claim owner with the option to acquire a 3% working interest in all ores, concentrates, metals or other mineral substances produced from the property. The claim owner may exercise this option by releasing the Company from its obligation to pay the 3% net profits royalty and by tendering an amount of cash equal to 3% of the then-current working capital fund.

Rock Creek—Idaho

        The Company leases unpatented claims and a patented claim at Rock Creek, Idaho. The 25-year leases end in 2031. The leases are subject to monthly advance royalty payments and a 25% net profits royalty when operational. Contained within the lease is a $50 work commitment for every 5-year period. The Company is obligated to pay all future taxes relating to the leased property. The Company may cancel the lease with 30 days notification.

Mining Concessions and Agreement

        In Mexico, mineral concessions from the Mexican government can only be held by Mexican nationals or Mexican-incorporated companies. The concessions are valid for 50 years and are extendable provided the concessions are kept in good standing. For concessions to remain in good standing a semi-annual fee must be paid to the Mexican government and an annual report describing the work accomplished on the property must be filed. These concessions may be cancelled without penalty with prior notice to the Mexican government.

        MLS is the concession holder of a series of claims titles granted by the Mexican government. The rights to certain concessions are held through exploration agreements with purchase options or a finder's fee agreement, as discussed below:

Santa Valeria Concession

        The Company is required to make monthly payments through 2020 to continue exploration activities and obtain ownership of the Santa Valeria concessions, and is required to make a production royalty payment of 1% of the net smelter returns on production. The Company may terminate the agreement upon prior notice.

San Jose de Minas Finder's Fee Agreement

        The Company is required to make an annual production royalty payment of 1% net smelter return for any production from Company concessions covered by the San Jose de Minas Finder's Fee agreement; and, the Company is obligated to pay annually 5% of the exploration costs incurred by the Company, limited to a maximum $100 annual payment pertaining to the specified concessions. Once total payments under the agreement reach $1,000 the Company will have no other obligations under the agreement. No production has taken place since inception of the agreement. The agreement has no expiration date; however, the Company may terminate the agreement upon prior notice.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

4. Property, Plant and Equipment, net (Continued)

        As of December 31, 2019, the Company's leases, concessions, and agreements are subject to minimum payments as summarized in the table below:

Mineral Leases, Concessions and Agreements Obligations:
2020	$322
2021	17
2022	17
2023	17
2024	17
Thereafter	80

Total	$470

        The San Jose de Minas Finder's Fee Agreement requires an annual payment of 5% of the exploration costs incurred by the Company, limited to a maximum annual payment of $100. This obligation has not been included in the table above as the amount of future exploration costs is unknown. Additionally, the Metropolitan Mines claim requires monthly payments of $1 until ore is produced. This obligation is excluded from the table above as the time for commencing production is unknown.

        The Company made mineral lease and concession payments of $434, $434 and $437 for the years ended December 31, 2019, 2018 and 2017, respectively.

5. Accounts Payable and Other Accrued Liabilities

	December 31, 2019	December 31, 2018
Accounts payable	$270	$365
Accrued expenses	1,724	530
Accrued compensation	1,471	1,277

Total accounts payable and other accrued liabilities	$3,465	$2,172

6. Related-Party Transactions

Service Agreements

        The Company has a related-party agreement to provide certain consulting services to Electrum USA, LLC. The Company had a receivable related to this agreement of $1 and $10 as of December 31, 2019 and 2018, respectively. Pursuant to the service agreement, the Company received $9, $47 and $50 for the years ended December 31, 2019, 2018 and 2017, respectively

        The Company has a management agreement with the LGJV to provide certain consulting and administrative services. Pursuant to this service agreement, the LGJV paid $1,050, $3,501 and $1,378 to the Company for the years ended December 31, 2019, 2018 and 2017, respectively. The Company incurs

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

6. Related-Party Transactions (Continued)

certain LGJV costs that are subsequently reimbursed by the LGJV. The Company had a receivable related to this agreement of $4,050 and $900 as of December 31, 2019 and 2018, respectively.

7. Stockholders' Equity

Common Stock Transactions

        During May 2019, the Company issued 4,166,667 common stock shares at $6.00 per share raising $25,000 in a private placement. During June 2019, the Company issued 77,643 common stock shares at $6.00 per share raising $465 in a private placement. During July 2019, the Company issued 2,500,000 common stock shares at $6.00 per share raising $15,000 in a private placement.

        During March 2018, the Company issued 23,000 common stock shares at $4.50 per share raising $104 in a private placement.

        During August 2017, the Company issued 4,483,868 common stock shares at $4.50 per share raising $20,177 in a private placement. During September 2017, the Company issued 2,777,778 common stock shares at $4.50 per share raising $12,500 in a private placement. During November 2017, the Company issued 2,222,222 common stock shares at $4.50 per share raising $10,000 in a private placement.

Stock Option Transactions

        The Company's stock options have a contractual term of 10 years and entitle the holder to purchase one share of the Company's common stock. The options granted to employees have a requisite service period of four years. The options granted to non-employee directors have a requisite service period of one year.

        The following table summarizes the respective vesting start dates and number of options granted to employees and directors in 2019, 2018 and 2017:

Recipient	Options Granted	Vesting Start Date	Grant Date
Employees	25,000	November 13, 2017	November 13, 2017
Employees	965,750	December 6, 2017	December 6, 2017
Directors	155,000	December 6, 2017	December 6, 2017
Employees	10,000	January 2, 2018	January 2, 2018
Employees	1,017,000	December 14, 2018	May 3, 2019
Directors	186,000	December 14, 2018	May 3, 2019

        The following assumptions were used to compute the fair value of the options granted:

	Grant Date
	Nov 2017	Dec 2017	Jan 2018	May 2019
Risk free interest rate	2.18%	2.18%	2.18%	2.38%
Dividend yield	—	—	—	—
Estimated volatility	65.90%	65.80%	65.80%	66.80%
Expected option life	6 years	6 years	6 years	6 years

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

7. Stockholders' Equity (Continued)

        The following assumptions were used to compute the fair value of the LGJV Personnel options as of December 31, 2019, 2018 and 2017:

	December 31,
	2019	2018	2017
Risk free interest rate	1.76%	2.55%	2.26%
Dividend yield	—	—	—
Estimated volatility	63.60%	65.90%	65.50%
Expected option life	6 years	6 years	6 years

        The Company's estimated volatility computation was based on the historical volatility of a group of peer companies' common stock over the expected option life and included both exploration stage and development stage companies. The peer information was used because the Company is not publicly traded and therefore does not have the market trading history required to calculate a meaningful volatility factor. The computation of the expected option life was determined based on a reasonable expectation of the option life prior to being exercised or forfeited. The risk-free interest rate assumption was based on the U.S. Treasury constant maturity yield at the date of the grant over the expected life of the option.

        Total unrecognized compensation expense as of December 31, 2019 was $4,477, which is expected to be recognized over a weighted average period of 2.4 years. The weighted-average grant-date fair value, intrinsic value of options exercised, and total stock-based compensation expense for the years ended December 31, 2019, 2018 and 2017 are summarized as follows:

	December 31,
	2019	2018	2017
Weighted-average grant-date fair value	$3.69	$2.73	$2.73
Intrinsic value of options exercised	—	—	—
Stock based compensation expense	3,219	2,392	1,981

        The following tables summarize the stock option activity for the years ended December 31, 2019:

Employee & Director Options	Shares	Weighted- Average Exercise Price	Aggregate Intrinsic Value	Weighted- Average Remaining Life (Years)
Outstanding at December 31, 2018	6,097,309	$7.29	$2,096	6.22
Granted	1,253,000	$6.00
Exercised	—	$—
Forfeited	247,948	$3.41

Outstanding at December 31, 2019	7,102,361	$7.20	$7,532	5.96

Vested at December 31, 2019	5,646,611	$7.69	$6,484	5.35

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

7. Stockholders' Equity (Continued)

LGJV Personnel Options	Shares	Weighted- Average Exercise Price	Aggregate Intrinsic Value	Weighted- Average Remaining Life (Years)
Outstanding at December 31, 2018	167,082	$3.80	$117	7.42
Granted	—	$—
Exercised	—	$—
Forfeited	(57,892)	$4.02

Outstanding at December 31, 2019	109,190	$3.68	$253	6.11

Vested at December 31, 2019	104,190	$3.64	$245	6.02

Director Share Unit Transactions

        DiSUs are awarded to Directors at the discretion of the Board of Directors. The DiSUs are fully vested on the grant date and each DiSU entitles the holder to receive one share of the Company's common stock upon departure from the Company. The DiSU fair value equaled the Company's common stock fair value on the grant date.

        On May 3, 2019, the Company granted 55,963 DiSUs to Directors as compensation for director fees from September 2017 through December 2018. In 2019, the Company incurred $9 related to these fees. The Company accrued $307 related to these fees in 2018 and 2017. On September 26, 2019, the Company granted 29,098 DiSUs to Directors as compensation for director fees from January 1, 2019 through September 30, 2019. During 2019, the Company incurred $236 related to director fees. At December 31, 2019 and 2018, there were 355,215 and 270,154 DiSUs outstanding, respectively.

8. Asset Retirement Obligations

        The Company recorded accretion expense related to the ARO of $102, $94 and 88 for the years ended December 31, 2019, 2018 and 2017, respectively. The following table summarizes activity in the Company's ARO:

	December 31, 2019	December 31, 2018
Balance, beginning of period	$1,337	$1,243
Accretion expense	102	94

Balance, end of period	$1,439	$1,337

        The Company is required to provide the applicable governmental agencies with financial assurances related to its closure and reclamation obligations. At December 31, 2019 and 2018, the Company had restricted cash in the form of a certificate of deposit totaling $275 as collateral for a letter of credit issued by a financial institution as security to a certain governmental agency for the Company's reclamation obligations.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

9. Fair Value Measurements

        The Company establishes a framework for measuring the fair value of financial assets and liabilities and nonfinancial assets and liabilities which are measured at fair value on a recurring (annual) basis in the form of a fair value hierarchy that prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

        Level 1:    Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

        Level 2:    Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

        Level 3:    Unobservable inputs due to the fact there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

Financial Assets and Liabilities

        At December 31, 2019 and 2018 the Company's other financial instruments consist of cash and cash equivalents, restricted cash, receivables, accounts payable and other current liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

Non-Financial Assets and Liabilities

        The Company discloses and recognizes its non-financial assets and liabilities, such as ARO, at fair value on a non-recurring basis. The estimated fair value for these non-financial liabilities are classified as Level 3 of the fair value hierarchy, as the valuation was determined based on internally developed assumptions that market participants would use in the pricing of such assets without observable inputs and no market activity.

        The Company recorded its initial investment in affiliates at fair value. The estimated fair value for this non-financial asset is classified as Level 3 of the fair value hierarchy, as the valuation was determined based on internally developed assumptions with few observable inputs and no market activity.

10. Commitments and Contingencies

        In determining accruals and disclosures with respect to loss contingencies, the Company will charge to income an estimated loss if information available prior to the issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the commitments and contingencies are expensed as incurred. If a loss contingency is not probable or reasonably

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

10. Commitments and Contingencies (Continued)

estimable, disclosure of the loss contingency is made in the combined financial statements when it is at least reasonably possible that a material loss could be incurred.

Environmental Contingencies

        The Company's mining and exploration activities are subject to various laws, regulations and permits governing the protection of the environment. These laws, regulations and permits are continually changing and are generally becoming more restrictive. The Company has made, and expects to make in the future, expenditures to comply with such laws, regulations and permits, but cannot predict the full amount of such future expenditures.

        The Company is from time to time involved in various legal proceedings related to its business. Management does not believe that adverse decisions in any pending or threatened proceeding or that amounts that may be required to be paid by reason thereof will have a material adverse effect of the Company's financial condition or results of operations.

11. Income Taxes

        The components of loss before income taxes were as follows:

	Year Ended December 31,
	2019	2018	2017
U.S.	$(35,672)	$(9,701)	$(11,327)
Mexico	(2,145)	(1,964)	(1,484)

Total	$(37,817)	$(11,665)	$(12,811)

        The consolidated income tax benefit from continuing operations consisted of nil, $3 and nil for the years ended December 31, 2019, 2018 and 2017, respectively.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

11. Income Taxes (Continued)

        A reconciliation of the actual income tax benefit and the tax computed by applying the applicable U.S. federal rate to the loss before income taxes is as follows:

	Year Ended December 31,
	2019	2018	2017
Tax benefit from continuing operations	$7,491	$2,037	$3,965
State tax benefit from continuing operations	1,214	286	327
Nondeductible expenses	(3)	(3)	101
Change in valuation allowance	(5,472)	(2,127)	14,295
Effect of tax rate change	866	(851)	(23,087)
Effect of foreign tax rate differential	193	183	(56)
Net operating loss inflation rate adjustment	26	7	16
Foreign branch tax benefit	451	427	389
Net operating loss true-up	37	(11)	(11,471)
Taxation election true-up	—	—	15,580
Exploration true-up	(4,904)	—	—
Other	101	55	(59)

Total income tax benefit	$—	$3	$—

        The net operating loss inflation rate adjustment relates to historical net operating loss carryforwards in Mexico from 2008 to 2019. These historical carryforwards have been adjusted based upon an inflation factor published by the central bank of Mexico, to reflect changes to the Company's tax basis in the net operating losses carried forward.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

11. Income Taxes (Continued)

        The components of the net deferred tax assets (liabilities) are summarized as follows:

	Year Ended December 31,
	2019	2018	2017
Current deferred tax assets
Accrued compensation	$298	$232	$302
Deferred share unit awards	172	170	172
Other accrued liabilities	24	24	—
Charitable contributions	21	19	18

Total current deferred tax assets	515	445	492
Non-current deferred tax assets
Acquisition costs	104	115	131
Mineral properties	3,860	3,774	3,782
Asset retirement obligation	351	320	304
Property, plant and equipment	581	492	421
Exploration	2,515	7,874	8,500
Operating loss carryforward	29,680	26,671	25,003
Foreign branch tax benefit	8,736	2,095	1,454
Foreign exchange gain	17	16	16
Inventory	165	161	165
Stock options	7,089	6,228	5,765
Other	—	9	25

Total non-current deferred tax assets	53,098	47,756	45,566
Valuation allowances	(53,585)	(48,109)	(45,982)

Total deferred tax assets	28	92	76

Deferred tax liabilities
OCI gain on available for sale securities	—	(3)	—
Prepaid expenses	(28)	(89)	(76)

Total deferred tax liabilities	(28)	(92)	(76)

Net deferred income tax assets (liabilities)	$—	$—	$—

        Based upon the level of taxable income (loss) and projections of future taxable income (loss) over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences, and thus has provided a valuation allowance of $53,585, $48,109 and $45,982 against the net deferred tax assets as of December 31, 2019, 2018 and 2017, respectively. If the Company is profitable for a number of years, and the prospects for the realization of the deferred tax assets become more likely than not, the Company will then reverse all or a portion of the valuation allowance that could result in a reduction of future reported income tax expense.

        At December 31, 2019, the Company had $121,609 of net operating loss carryforwards in the United States, of which $102,331 expire at various dates through 2037, and $19,278 may be carried

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

11. Income Taxes (Continued)

forward indefinitely. There are also $3,635 of net operating loss carryforwards (net of inflation adjustments) in Mexico expiring at various dates through 2029. No assets have been recognized for net operating loss carryforwards where the Company believes it is more likely than not that the net operating losses will not be realized.

        The Company has adopted the provisions of ASC 740-10, Income Taxes. The Company files income tax returns in the U.S. and Mexico. The statute of limitations for tax returns filed in the U.S. and Mexico is three years and five years, respectively, from the date of filing. The Company's 2019, 2018, 2017 and 2016 U.S. tax returns are subject to examinations by U.S. tax authorities until 2023, 2022, 2021 and 2020, respectively. The Company is no longer subject to examinations by Mexico tax authorities for years prior to 2015.

        As of December 31, 2019, the Company has not recognized any increases or decreases in unrecognized tax benefits, as it is more likely than not that all tax positions will be upheld by the taxing authorities. The Company reports tax penalties in income tax expense. No such penalties were recognized during the periods presented.

        Effective January 1, 2017, the Company's Mexico assets and operations are owned by entities that have elected to be treated for United States tax purposes as corporations and, as a result, the taxable income or loss and other tax attributes of such entities are stated separately from the Company's United States assets and operations and are not included in the Company's United States federal consolidated income tax return. The Company's other foreign assets and operations are owned by entities that have elected to be treated for U.S. tax purposes as unincorporated branches of a U.S. holding company and, as a result, the taxable income or loss and other tax attributes of such entities are included in the Company's U.S. federal consolidated income tax return.

        On December 22, 2017, the United States enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Act"). The Act makes broad changes to the United States tax code for corporations, including, but not limited to, (1) reducing the United States federal corporate tax rate from 35% to 21%; (2) allowing immediate deductibility for 100% of expenditures for qualified property through bonus depreciation; (3) eliminating the alternative minimum tax; and (4) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017.

12. Segment Information

        The Company operates in a single industry as a corporation engaged in the acquisition, development and exploration of silver mineral properties. The Company has mineral property interests in the U.S. and Mexico. The Company's reportable segments are based on the Company's mineral interests and management structure, and include the U.S., Mexico, and Corporate segments. The U.S. segment is maintaining the Sunshine Complex infrastructure. The Mexico segment engages in the

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

12. Segment Information (Continued)

exploration on the Company's Mexican mineral properties and includes the Company's investment in its LGJV affiliate. Financial information relating to the Company's segments is as follows:

	Year Ended December 31, 2019
	U.S.	Mexico	Corporate	Total
Exploration	$325	$923	$—	$1,248
Pre-development	2,317	1	—	2,318
General and administrative	1,943	312	2,587	4,842
Amortization	2,336	3	34	2,373
Dilution loss in affiliates	—	—	11,231	11,231
Equity loss in affiliates	—	12,865	—	12,865
Arrangement fees	—	—	2,988	2,988
Net other (income) expense	(10)	31	(68)	(47)
Capital expenditures	534	—	—	534
Total assets	31,475	55,372	67,448	154,295

	Year Ended December 31, 2018
	U.S.	Mexico	Corporate	Total
Exploration	$794	$915	$—	$1,709
Pre-development	2,527	—	—	2,527
General and administrative	1,775	54	2,567	4,396
Amortization	2,214	17	76	2,307
Equity loss in affiliates	—	464	—	464
Arrangement fees	—	—	283	283
Net other (income) expense	(5)	16	(33)	(22)
Capital expenditures	71	—	—	71
Total assets	33,567	79,869	33,125	146,561

	Year Ended December 31, 2017
	U.S.	Mexico	Corporate	Total
Exploration	$445	$735	$—	$1,180
Pre-development	2,408	—	—	2,408
General and administrative	1,610	399	4,485	6,494
Amortization	2,334	—	149	2,483
Equity loss in affiliates	—	160	—	160
Net other (income) expense	64	37	(14)	87
Capital expenditures	330	—	—	330
Total assets	35,961	108,436	11,618	156,015

13. Investment in Affiliates

        During the years ended December 31, 2019, 2018 and 2017 the Company recognized a $12,865, $464 and $160 loss, respectively, on its investment in the LGJV Entities, representing its ownership share of the LGJV Entities' operating results. The combined financial position and results of operations

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

13. Investment in Affiliates (Continued)

of the LGJV Entities as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017 are as follows:

LOS GATOS JOINT VENTURE
COMBINED BALANCE SHEETS
(in thousands)

	2019	2018
ASSETS
Current Assets
Cash and cash equivalents	$1,302	$11,231
Receivables	5,655	—
Inventories	11,374	1,886
VAT receivable	50,184	30,853
Restricted cash	—	2,219
Other current assets	1,672	6,747

Total current assets	70,187	52,936
Non-Current Assets
Mine development, net	182,602	99,994
Deferred financing costs	—	76
Property, plant and equipment, net	216,131	150,763

Total non-current assets	398,733	250,833
Total Assets	$468,920	$303,769

LIABILITIES AND OWNERS' CAPITAL
Current Liabilities
Accounts payable and other accrued liabilities	$43,287	$16,697
Dowa MPR Loan	—	65,670
Related party payable	6,875	1,377
Accrued interest	885	2,692
Equipment loans	6,948	5,227

Total current liabilities	57,995	91,663
Non-Current Liabilities
Dowa Term Loan	217,796	132,066
Working Capital Facility	60,000	—
Equipment loans	12,916	13,494
Reclamation obligations	11,314	10,524

Total non-current liabilities	302,026	156,084
Owners' Capital
Capital contributions	237,905	168,967
Paid-in capital	7,400	1,358
Accumulated deficit	(136,406)	(114,303)

Total owners' capital	108,899	56,022
Total Liabilities and Owners' Capital	$468,920	$303,769

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

13. Investment in Affiliates (Continued)

LOS GATOS JOINT VENTURE
COMBINING STATEMENT OF LOSS
(in thousands)

	Twelve Months Ended December 31,
	2019	2018	2017
Sales	$36,508	$—	$—
Operating expenses
Cost of sales	30,339	—	—
Royalties	184	—	—
Exploration	208	—	—
General and administrative	2,587	83	116
Accretion expense	789	9	17
Depreciation, depletion and amortization	15,460	—	—

Total operating expenses	49,567	92	133
Other expense (income)
Interest expense, net of capitalization	5,107	—	—
Arrangement fee	3,524	—	—
Other expense (income)	239	(53)	(11)
Foreign exchange (gain) loss	174	623	112

Total other expense (income)	9,044	570	101

Net loss	$(22,103)	$(662)	$(234)

        Prior to achievement of commercial production in September 2019, some expenses were capitalized to mine development.

14. Subsequent Events

        In March 2020, the Company contributed $2,574 to the LGJV in support of continued operations. In June 2020, the Company contributed and additional $2,574 to the LGJV in support of continued operations.

        On March 30, 2020, in response to the coronavirus pandemic, the Mexico government issued a temporary 30-day suspension of all non-essential activities, which was subsequently extended to May 31, 2020. Accordingly, the LGJV temporarily suspended non-essential activities. The LGJV resumed mining operations in late May 2020 as permitted by the Mexican Government.

        In April 2020, the Company received $567 from a forgivable loan, bearing 1% annual interest, related to the Paycheck Protection Program of the United States' Coronavirus Aid, Relief and Economic Security Act.

        The Company entered into a $15,000 convertible promissory note agreement with Electrum Silver US LLC, in 2020. The convertible promissory note incurs an annual interest of 5% and conversion provides a 20% discount to the next third-party financing share price. The convertible promissory note and any accrued but unpaid interest is due and payable on April 19, 2023, unless converted, exchanged or otherwise paid. As of June 26, 2020, the Company has received $10,000 under the convertible promissory note.

Independent Auditors' Report

The Board of Managers
Los Gatos Joint Venture:

        We have audited the accompanying combined financial statements of Los Gatos Joint Venture (the Company), which comprise the combined balance sheets as of December 31, 2019 and 2018, and the related combined statements of loss, combined statements of owners' capital, and cash flows for the years then ended, and the related notes to the combined financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Los Gatos Joint Venture as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado
April 1, 2020

LOS GATOS JOINT VENTURE

COMBINED BALANCE SHEETS

AS OF DECEMBER 31,

(In thousands)

	2019	2018
ASSETS
Current Assets
Cash and cash equivalents	$1,302	$11,231
Receivables	5,655	—
Inventories	11,374	1,886
VAT receivable	50,184	30,853
Restricted cash	—	2,219
Other current assets	1,672	6,747

Total current assets	70,187	52,936
Non-Current Assets
Mine development, net	182,602	99,994
Deferred financing costs	—	76
Property, plant and equipment, net	216,131	150,763

Total non-current assets	398,733	250,833
Total Assets	$468,920	$303,769

LIABILITIES AND OWNERS' CAPITAL
Current Liabilities
Accounts payable and other accrued liabilities	$43,287	$16,697
Dowa MPR Loan	—	65,670
Related party payable	6,875	1,377
Accrued interest	885	2,692
Equipment loans	6,948	5,227

Total current liabilities	57,995	91,663
Non-Current Liabilities
Dowa Term Loan	217,796	132,066
Working Capital Facility	60,000	—
Equipment loans	12,916	13,494
Reclamation obligations	11,314	10,524

Total non-current liabilities	302,026	156,084
Owners' Capital
Capital contributions	237,905	168,967
Paid-in capital	7,400	1,358
Accumulated deficit	(136,406)	(114,303)

Total owners' capital	108,899	56,022
Total Liabilities and Owners' Capital	$468,920	$303,769

See accompanying notes to the combined financial statements.

LOS GATOS JOINT VENTURE

COMBINED STATEMENTS OF LOSS

FOR THE YEARS ENDED DECEMBER 31,

(In thousands)

	2019	2018
Sales	$36,508	$—
Operating expenses
Cost of sales	30,339	—
Royalties	184	—
Exploration	208	—
General and administrative	2,587	83
Accretion expense	789	9
Depreciation, depletion and amortization	15,460	—

Total operating expenses	49,567	92
Other expense (income)
Interest expense, net of capitalization	5,107	—
Arrangement fee	3,524	—
Other expense (income)	239	(53)
Foreign exchange (gain) loss	174	623

Total other expense (income)	9,044	570

Net loss	$(22,103)	$(662)

See accompanying notes to the combined financial statements.

LOS GATOS JOINT VENTURE

COMBINED STATEMENTS OF OWNERS' CAPITAL

(In thousands)

	Capital Contributions	Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2017	$168,967	$329	$(113,641)	$55,655

Contributions	—	—	—	—
Other	—	84	—	84
Costs paid by investor	—	945	—	945
Net loss	—	—	(662)	(662)

Balance at December 31, 2018	$168,967	$1,358	$(114,303)	$56,022

Contributions	68,938	—	—	68,938
Other	—	(116)	—	(116)
Costs paid by investor	—	6,158	—	6,158
Net loss	—	—	(22,103)	(22,103)

Balance at December 31, 2019	$237,905	$7,400	$(136,406)	$108,899

See accompanying notes to the combined financial statements.

LOS GATOS JOINT VENTURE

COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

(In thousands)

	2019	2018
Cash flows from operating activities:
Net loss	$(22,103)	$(662)
Adjustments to reconcile net income (loss) to net cash used by operating activities:
Depreciation, depletion and amortization	15,460	—
Arrangement fee	3,524	—
Accretion	789	9
Other	(116)	83
Changes in operating assets and liabilities:
VAT receivable	(19,330)	(27,369)
Receivables	(5,655)	—
Inventories	(7,027)	—
Other current assets	(977)	—
Accounts payable and other accrued liabilities	13,392	—
Payable to related-party	3,281	—
Accrued interest	2,745	—

Net cash used by operating activities	(16,017)	(27,939)

Cash flows from investing activities:
Deposits	1,005	(1,001)
Other current assets	2,661	(5,684)
Mine development	(74,630)	(65,007)
Purchase of property, plant and equipment	(53,811)	(93,386)
Accrued interest	(513)	—
Restricted cash transfers	2,219	(2,219)

Net cash used by investing activities	(123,069)	(167,297)

Cash flows from financing activities:
Capital contributions	18,200	—
Deferred financing costs	(222)	(453)
Equipment loan payments	(6,485)	(1,486)
Working Capital Facility borrowings	60,000	—
Dowa MPR Loan payment	(17,336)	—
Dowa MPR Loan borrowings	—	65,678
Dowa Term Loan borrowings	75,000	135,000
Dowa Term Loan origination cost	—	(4,200)

Net cash provided by financing activities	129,157	194,539

Net decrease in cash and cash equivalents	(9,929)	(697)
Cash and cash equivalents, beginning of period	11,231	11,928

Cash and cash equivalents, end of period	$1,302	$11,231

Interest paid	$3,940	$—
Supplemental dislosure of noncash transactions:
Accrued interest on debt included in mine development	$4,213	$1,858
Accrued interest on debt included in property, plant and equipment	$4,322	$2,584
Equipment loan borrowings	$7,679	$20,207
Conversion of Dowa MPR Loan to capital contributions	$50,737	$—
Conversion of related party accrued interest to outstanding loan balance	$10,179	$—
Depreciation expense included in mine development	$4,589	$2,266
Mine development costs included in accrued liabilities	$10,720	$5,481
Property, plant and equipment included in accrued liabilities	$10,290	$5,224
Equity method investee costs incurred by investor	$2,634	$945
Deferred financing costs included in PPE and mine development	$495	$—

See accompanying notes to the combined financial statements.

LOS GATOS JOINT VENTURE

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(In thousands, except share, per share and option amounts, tonnes or as otherwise noted)

1. Description of Business and Basis of Preparation

        These combined financial statements represent the combined financial position and results of operations of the Los Gatos Joint Venture ("LGJV" or "the Company"). Unless the context otherwise requires, references to LGJV or the Company mean the Los Gatos Joint Venture.

        On January 1, 2015, the LGJV was established to develop the Los Gatos Project (LGP) in northern Mexico. The LGJV consists of Minera Plata Real S. de R.L. de C.V. ("MPR"), Operaciones San Jose de Plata S. de R.L. de C.V. and Servicios San Jose de Plata S. de R.L. de C.V. (collectively the "LGJV Entities"). Upon completion of their $50,000 funding to the LGJV, Dowa Metals & Mining, Ltd. ("Dowa") acquired a 30% interest in the LGJV Entities and the right to purchase future zinc-concentrate production at market rates. The remaining 70% interest in the LGJV entities was owned by Sunshine Silver Mining & Refining Corporation ("SSMRC"). The ownership of the LGJV Entities as of December 31, 2019 is 51.5% SSMRC and 48.5% Dowa, see footnote 9 for additional detail on LGJV Entities ownership changes.

        In 2016, the LGJV completed an advanced definition drilling program and began decline development to provide the necessary data to complete a feasibility study. Prior to completing the feasibility study, the Company was in the exploration stage. The January 12, 2017 feasibility study ("Feasibility Study") demonstrated the economic viability of the LGP, and during the first quarter of 2017, the Company commenced the $316,000 LGP development.

        On September 1, 2019, the LGP commenced commercial production of its two concentrate products; a lead concentrate and a zinc concentrate. The Company's lead and zinc concentrates are sold to third-party customers.

2. Summary of Significant Accounting Policies

Risks and uncertainties

        As a mining company, the Company's revenue, profitability and future rate of growth are substantially dependent on prevailing prices for silver, zinc, lead and gold. Historically, the commodity markets have been quite volatile, and there can be no assurance that commodity prices will not be subject to wide fluctuations in the future. A substantial or extended decline in commodity prices could have a material adverse effect on the Company's financial position, results of operations, cash flows, and the quantities of reserves the Company can economically produce. The carrying value of the Company's property, plant and equipment, mine development, inventories and stockpiles are particularly sensitive to the outlook for commodity prices. A substantial or extended decline in the Company's price outlook could result in material impairment charges related to these assets. Additionally, changes in other factors such as changes in mine plans, increases in costs, geotechnical failures, and changes in social, environmental or regulatory requirements can adversely affect the Company's ability to recover its investment in certain assets and result in impairment charges.

        The Company has considered and assessed the risk resulting from its concentrate sales arrangements with its customers. In the event that the Company's relationships with its customers are interrupted for any reason, the Company believes that it would be able to locate another customer to purchase its metals concentrates; however, any interruption could temporarily disrupt the Company's sale of its products and adversely affect operating results.

LOS GATOS JOINT VENTURE

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts, tonnes or as otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

Use of estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable given the specific circumstances. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include receivables; inventories; mineral properties; reclamation and closure obligations; valuation allowances for deferred tax assets; depreciation, depletion and accretion and the fair value of financial instruments.

Functional currency and translation of foreign currencies

        The U.S. dollar is the LGJV's functional currency. Monetary assets and liabilities denominated in foreign currencies are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting gains or losses reported in foreign exchange (gain) loss in the computation of net loss. Non-monetary assets and liabilities are translated into U.S. dollars at historical exchange rates. Expenses and other income and expense items in foreign currencies are translated into U.S. dollars at average or historical exchange rates.

Cash and cash equivalents

        The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Metal and Materials Inventories

        The Company's inventories include ore, concentrate and operating materials and supplies. The classification of ore and concentrate inventories is determined by the production stage of the ore. All inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method for all inventories and includes applicable taxes and freight. Ore inventory represents stockpiled ore that is available for processing. Concentrate inventory represents stockpiled lead or zinc concentrate that is available for shipment or in transit to customers. Ore and concentrate inventories include applicable operating and overhead costs.

Mine development

        The Feasibility Study established LGP's proven and probable reserves in early January 2017. Accordingly, subsequent development costs were capitalized as mine development assets until September 1, 2019 when the LGP achieved production. Subsequent to September 1, 2019, costs incurred to develop the mine are capitalized to mine development assets. Upon the commencement of production, capitalized costs are charged to operations using the units-of-production method in the period the applicable metal reserves are processed over the estimated proven and probable reserve tons directly benefiting from the capital expenditures. The LGJV incurred $7,291 and nil for the years ended December 31, 2019 and 2018, respectively, in depletion expense.

LOS GATOS JOINT VENTURE

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts, tonnes or as otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

        Upon abandonment or sale of a mineral property, any remaining capitalized mine development costs relating to such property will be removed from the balance sheet and a gain or loss recognized.

Property, plant and equipment

        Property, plant and equipment are recorded at cost and depreciation is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of plant and equipment and infrastructure range between three years and the end of the proven and probable reserves mine life. The estimated useful lives of furniture, fixtures and computers range from three to ten years.

Impairment of long-lived assets

        Long-lived assets, such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. There were no impairments recognized for 2019 or 2018.

Value added tax receivable and payable

        Value added taxes ("VAT") are assessed on purchases of materials, services and sales of products. The Company is entitled to recover the taxes they have paid related to purchases of materials and services. The Company collects VAT when certain products are sold to customers VAT receivables represent refundable value-added taxes paid to the Mexican government on certain transactions in Mexico. The Company records the VAT cash flows as operating activities in the combined statement of cash flows, given the short-term, refundable and operating characteristics of these cash flows.

Reclamation and remediation costs (asset retirement obligations)

        The Company has asset retirement obligations ("ARO") arising from regulatory requirements to perform certain property and asset reclamation activities at the end of the respective asset life. An ARO is recognized when incurred and is initially measured at fair value and subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and amortized over the asset's remaining useful life. The ARO is based on timing of expected spending for an existing environmental disturbance. The Company reviews, on an annual basis, unless otherwise deemed necessary, its reclamation obligation.

LOS GATOS JOINT VENTURE

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts, tonnes or as otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

        The Company generates revenue by selling silver-bearing lead and zinc concentrates. Concentrate sales are initially recorded based on 100% of the provisional sales prices, net of estimated treatment and refining charges, when it satisfies the performance obligation of transferring control of the concentrate to the customer. Concentrate revenue is initially recorded on a provisional basis based on historical prices and provisional assays. Final settlement is based on the final assays and an applicable price as determined by a future quotational period at the time of sale. Market changes in the prices of metals between the delivery and final settlement dates will result in adjustments to revenues related to previously recorded sales of concentrate.

Income taxes

        The Company's income tax jurisdiction is Mexico. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company recognizes tax penalties in income tax expense.

Recently issued accounting standards

        In February 2016, the FASB issued ASU 2016-02, "Leases," which will require lessees to recognize assets and liabilities for the rights and obligations created by most leases on the balance sheet. These changes become effective for the Company's fiscal year beginning January 1, 2021. The Company is still assessing the impact of the standard but does not expect there will be a material impact to the Combined Balance Sheet, Combined Statement of Income (Loss) or the Combined Statements of Cash Flows as a result of the adoption of ASU 2016-02. The Company is in the process of assessing the required disclosures of the new standard and expects to provide additional qualitative and quantitative disclosures related to its leasing arrangements upon adoption.

        In December 2019, ASU No. 2019-12 was issued to simplify and enhance accounting for income taxes. This update is effective in fiscal years, beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early adoption is permitted. The Company is completing its assessment of the impact and anticipated adoption date of this guidance.

LOS GATOS JOINT VENTURE

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts, tonnes or as otherwise noted)

3. Sales

        The Company's sales by concentrate for the year ended December 31, are summarized below:

	2019	2018
Lead Concentrate	$28,437	$—
Zinc Concentrate	8,071	—

	$36,508	$—

4. Inventories

        The Company's inventories as of December 31, are summarized below:

	2019	2018
Ore inventory	$4,863	$691
Concentrate inventory	1,096	—
Material and supplies	5,415	1,195

	$11,374	$1,886

5. Other Current Assets

        The Company's other current assets as of December 31, are summarized below:

	2019	2018
Prepaid expenses	$1,432	$5,761
Deposits and other	240	986

	$1,672	$6,747

6. Property, Plant and Equipment, net

        The Company's property, plant and equipment as of December 31, are summarized below:

	2019	2018
Mineral properties	$853	$853
Infrastructure & equipment	216,759	138,373
Land	14,422	14,422
Furniture and fixtures	508	365

Property, plant and equipment at cost	232,542	154,012
Less accumulated depreciation	(16,411)	(3,249)

Property, plant and equipment, net	$216,131	$150,763

Mineral Properties

        The Company conducts exploration activities under mining concessions in Mexico.

LOS GATOS JOINT VENTURE

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts, tonnes or as otherwise noted)

6. Property, Plant and Equipment, net (Continued)

        The Company is required to make mineral and concession lease payments to various entities to secure its claims or surface rights. One of these agreements also requires royalty payments based on the production and sale of minerals.

Mining Concessions and Agreement

        In Mexico, mineral concessions from the Mexican government can only be held by Mexican nationals or Mexican-incorporated companies. The concessions are valid for 50 years and are extendable provided the concessions are kept in good standing. For concessions to remain in good standing, a semi-annual fee must be paid to the Mexican government and a report must be filed each year which covers the work accomplished on the property during the previous year. These concessions may be cancelled without penalty with prior notice to the Mexican government.

        MPR is the concession holder of a series of mineral concessions granted by the Mexican government. The rights to certain concessions are held through exploration agreements with purchase options or a finder's fee agreement, as discussed below:

La Cuesta International S.A. de C.V. (La Cuesta)

        The Company is required to make quarterly advance royalty payments and is required to pay a production royalty of a) 2% net smelter return on production from the concession until all payments reach $10,000 and b) 0.5% net smelter return on production from the concession after total payments have reached $10,000 and c) 0.5% net smelter return on production from other property within a one-kilometer boundary of the Los Gatos concession. After total payments reach $15,000, the Los Gatos concession ownership will be transferred to the Company. During the pre-production phase, the Company is obligated to complete a minimum of $100 of exploration and development work annually on the concession. The agreement has no expiration date; however, the Company may terminate the agreement upon a 30-day notice. Under this agreement, the first royalty payment is due on or before March 31, 2021, net of advance royalty payments. The Company has remitted $535 in advance royalty payments under this contract through December 31, 2019.

        As of December 31, 2019, the Company's minimum La Cuesta obligation is summarized in the table below:

2020	$100
2021	100
2022	100
2023	100
2024	100
Thereafter	13,965

Total	$14,465

        The Company paid $45 and $40 for this obligation for the years ended December 31, 2019 and 2018, respectively.

LOS GATOS JOINT VENTURE

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts, tonnes or as otherwise noted)

7. Accounts Payable and Other Accrued Liabilities

        The Company's accounts payable and other accrued liabilities as of December 31, are summarized below:

	2019	2018
Accounts payable	$29,669	$5,520
Accrued expenses	12,580	10,951
Accrued payroll and taxes	1,038	226

Total accounts payable and accrued liabilities	$43,287	$16,697

8. Related-Party Transactions

        Effective January 1, 2015, the LGJV has a management services agreement with SSMRC whereby, SSMRC provides certain consulting and administrative services. The LGJV incurred $5,100 and $3,950 for the years ended December 31, 2019 and 2018, respectively, for these services. Certain expenses incurred by the owners on behalf of the LGJV are reimbursed.

9. Related Party Debt

        On July 11, 2017, the Company entered into a loan agreement ("Term Loan") with Dowa whereby the Company can borrow up to $210,000 for LGP development, with a maturity date of December 29, 2027. Interest on this loan accrues daily at LIBOR plus 2.35%, but the interest is added to the amount borrowed for repayment monthly until December 29, 2019. A $4,200 fee was paid to Dowa during 2018 upon the loan closing. Commencing June 30, 2021, 14 consecutive semi-annual equal payments of the aggregate principal plus accrued interest on the payment date begin. The Term Loan also requires accelerated principal payments equal to 70% of excess cash flows (as defined) from the LGP. As of December 31, 2019, the Company had $221,900 outstanding, including $11,900 of interest, under the Term Loan. In early 2019, the Company borrowed the remaining $75,000 available under the Term Loan. As of December 31, 2018, the Company had $137,300 outstanding, including $2,300 of interest, under the Term Loan. Prior to production commencing in September 2019, $7,100 of interest was capitalized to Mine Development or Property, Plant and Equipment. Subsequent to production, $3,400 of interest was expensed. During 2018, all interest was capitalized to Mine Development or Property, Plant and Equipment.

        On January 23, 2018, the Company entered into a loan agreement ("Dowa MPR Loan") whereby the Company could borrow up to $65,000 for LGP development. Interest on this loan accrues daily at LIBOR plus 1.5%. but the interest is added to the amount borrowed. All interest was capitalized to Mine Development or Property, Plant and Equipment. The amount borrowed, including accrued and unpaid interest, was due the earlier of June 30, 2019, or upon substantial completion of the LGP development. If the Dowa MPR Loan was not repaid by the maturity date, Dowa could elect to convert all or a portion of SSMRC's portion of the outstanding Dowa MPR Loan, including accrued interest, to additional equity in the LGJV Entities at 170% of SSMRC's portion of the outstanding balance ("Additional Equity"). If SSMRC's ownership in the LGJV Entities was diluted, for two years from the maturity date, SSMRC can repurchase the Additional Equity for 170% of such value plus all costs and expenses incurred by Dowa to acquire and hold the Additional Equity. In May 2019, SSMRC

LOS GATOS JOINT VENTURE

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts, tonnes or as otherwise noted)

9. Related Party Debt (Continued)

contributed $18,200 to OSJ to provide funding for a partial repayment of principal and interest related to the Dowa MPR Loan. In May 2019, the Dowa MPR Loan was fully extinguished with a principal and interest payment of $18,200 and the conversion of the remaining principal and interest of $50,737 to additional Dowa ownership in the LGJV entities. Subsequent to this transaction the ownership of the LGJV entities is 51.5% SSMRC and 48.5% Dowa.

        On May 30, 2019, the LGJV entered into a working capital facility agreement ("WCF") with Dowa whereby the LGJV could borrow up to $60,000 to fund the working capital and sustaining capital requirements of the LGP. Interest on the WCF accrues daily at LIBOR plus 3.0%. The maturity date of the WCF is June 28, 2021. As of December 31, 2019, the LGJV had $60,000 of principal and $8 of accrued interest outstanding under this facility. The Company paid interest of $1,419 under this facility for the year ended December 31, 2019.

        SSMRC incurs certain fees on behalf of the LGJV entities related to the Term Loan and WCF. Prior to production, these fees were capitalized, subsequent to production, these fees were expensed.

        Scheduled minimum debt repayments are as follows for the year ending December 31:

2020	$6,948
2021	98,780
2022	37,337
2023	32,277
2024	31,826
Thereafter	95,478

$302,647

10. Owners' Capital

        During 2019, Dowa and SSMRC, contributed $50,737 and $18,200, respectively, as owners' capital to the LGJV as a result of the extinguishment of the Dowa MPR Loan. As of December 31, 2019, the ownership of the LGJV entities was 51.5% SSMRC and 48.5% Dowa. As of December 31, 2018, the ownership of the LGJV entities was 70% SSMRC and 30% Dowa.

11. Asset Retirement Obligations

        In 2015, the Company recognized an ARO related to the work performed at the LGP. The Company estimated the present value of the estimated future cash flows required to revegetate the disturbed areas and perform any required monitoring. The Company used a discount rate and interest rate of 9% and 1%, respectively, to calculate the present value of this obligation, related to the disturbance of land around the mine portal, waste rock dump and road to the explosives storage area.

        In 2018, the Company recognized an ARO related to the additional development work performed at the LGP. The Company estimated the present value of the estimated future cash flows required to reclaim the disturbed areas and perform any required monitoring. The Company used a discount rate and interest rate of 7.5% and 3%, respectively, to calculate the present value.

LOS GATOS JOINT VENTURE

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts, tonnes or as otherwise noted)

11. Asset Retirement Obligations (Continued)

        The Company recorded accretion expense related to the ARO of $790 and $9 for the years ended December 31, 2019 and 2018, respectively. The following table summarizes activity in the Company's ARO as of December 31:

	2019	2018
Balance, beginning of period	$10,524	$207
Accretion expense	790	9
ARO additions	—	10,308

Balance, end of period	$11,314	$10,524

12. Fair Value Measurements

        The Company establishes a framework for measuring the fair value of financial assets and liabilities and nonfinancial assets and liabilities which are measured at fair value on a recurring (annual) basis in the form of a fair value hierarchy that prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

        Level 1:    Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

        Level 2:    Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

        Level 3:    Unobservable inputs due to the fact there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

Financial Assets and Liabilities

        At December 31, 2019 the Company's financial instruments consist of cash and cash equivalents, receivables, restricted cash, other current assets, accounts payable and other current liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

        The following table details the fair value of the Company's debt obligations as of December 31, 2019 and 2018 and are included in Level 2 of the fair value hierarchy. The Term Loan is carried at amortized cost. The fair value of the WCF approximates carrying value as the liability is secured, has a variable interest rate, and lacks credit concerns. The carrying value of the equipment loans approximate fair value as the liability is secured by the underlying equipment, guaranteed by SSMRC, and lacks

LOS GATOS JOINT VENTURE

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts, tonnes or as otherwise noted)

12. Fair Value Measurements (Continued)

significant credit concerns. The fair value of the Term Loan was estimated using observable inputs directly related to the obligations. The following table summarizes the fair value as of December 31:

	2019	2018
Term Loan(1)	$221,929	$136,750
WCF	60,000	—
Equipment Loans	19,864	18,721

	$301,793	$155,471

(1)
Net of unamortized debt discount of $4,133 and $4,684 as of December 31, 2019 and 2018, respectively.

Non-Financial Assets and Liabilities

        The Company discloses and recognizes its non-financial assets and liabilities, such as ARO, at fair value on a non-recurring basis. The estimated fair value for these non-financial assets and liabilities are classified as Level 3 of the fair value hierarchy, as the valuation was determined based on internally developed assumptions that market participants would use in the pricing of such liabilities without observable inputs and no market activity.

13. Commitments and Contingencies

        In determining accruals and disclosures with respect to loss contingencies, the Company will charge to income an estimated loss if information available prior to the issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the commitments and contingencies are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the combined financial statements when it is at least reasonably possible that a material loss could be incurred.

        The Company's mining, development and exploration activities are subject to various laws, regulations and permits governing the protection of the environment. These laws, regulations and permits are continually changing and are generally becoming more restrictive. The Company has made, and expects to make in the future, expenditures to comply with such laws, regulations and permits, but cannot predict the full amount of such future expenditures.

        From time to time, the Company may be involved in legal proceedings related to its business. Management does not believe that adverse decisions in any pending or threatened proceeding or that amounts that may be required to be paid by reason thereof will have a material adverse effect of the Company's combined financial condition or results of operations.

14. Equipment Loans

        During 2019 and 2018, the LGJV Entities entered into equipment loan agreements, with repayment over four years at interest rates ranging from 5.76% to 8.67%, to finance a portion of

LOS GATOS JOINT VENTURE

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts, tonnes or as otherwise noted)

14. Equipment Loans (Continued)

mining equipment purchases. As of December 31, 2019, and 2018, the Company had outstanding loans of $19,915 and $18,721, respectively, and incurred $1,647 and $607 of interest, respectively. Prior to production and during 2018 all interest was capitalized to Property, Plant and Equipment. Subsequent to production in September 2019, all interest on equipment was expensed. SSMRC has guaranteed the payment of all obligations, including accrued interest, under the equipment loan agreements.

15. Income Taxes

        The combined loss before income taxes in Mexico is $22,103 and $662 for the years ended December 31, 2019 and 2018, respectively. The combined current and deferred income tax expense for the years ended December 31, 2019 and 2018 was nil.

        A reconciliation of the actual income tax expense (benefit) and the tax computed by applying the Mexico federal rate (30%) to the loss before income taxes for the year ended December 31, is as follows:

	2019	2018
Tax benefit from continuing operations	$(6,631)	$(199)
Nondeductible Expenses	2,244	1,207
Change in Valuation Allowance	3,773	16,052
NOL inflation adjustment	41	(17,060)
NOL expiration	574	—

Total income tax expense (benefit)	$—	$—

        The net operating loss (NOL) inflation rate adjustment relates to historical net operating loss carryforwards in Mexico from 2007 to 2019. These historical carryforwards have been inflation-adjusted based upon an inflation factor published by the central bank of Mexico, as any inflationary adjustment will impact the Company's basis in the net operating losses during the carryforward period.

LOS GATOS JOINT VENTURE

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts, tonnes or as otherwise noted)

15. Income Taxes (Continued)

        A summary of the components of the net deferred tax assets for the year ended December 31, is as follows:

	2019	2018
Deferred tax assets
Accrued Expenses	$112	$105
Exploration and Development	8,451	10,096
Operating loss carryforward	35,589	31,685
NOL, inflation adjustment	5,838	4,412
Valuation allowances	(49,567)	(45,794)

Total deferred tax assets	423	504

Deferred tax liabilities
Prepaid expenses	(103)	(292)
Fixed Assets	(320)	(212)

Deferred tax liabilities	(423)	(504)
Total deferred tax liability	(423)	(504)

Net deferred income tax assets (liabilities)	$—	$—

        Based upon the level of taxable income (loss) and projections of future taxable income (loss) over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences, and thus has recorded a valuation allowance against the net deferred tax asset balance of $49,567. If the Company is profitable for a number of years and prospects for the realization of the deferred tax assets are more likely than not, the Company will then reverse its valuation allowance and credit income tax expense.

        At December 31, 2019, the Company had $138,089 of net operating loss carryforwards in Mexico (including inflation adjustments) which expire at various dates through 2029. The statute of limitations for tax returns filed in Mexico is five years from the date of filing. The tax returns of the Company are no longer subject to examinations by Mexican tax authorities for years prior to 2015.

        As of December 31, 2019, the Company has not recorded any unrecognized tax benefits, as it is more likely than not that all tax positions have a high probability of being upheld by the taxing authorities. The Company recognizes penalties and accrued interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized.

16. Subsequent Events

        On March 30, 2020, in response to the coronavirus pandemic, the Mexico government issued a temporary 30-day suspension of all non-essential activities ("Mexico Advisory"). Accordingly, the Company will temporarily suspend the non-essential LGJV activities. The Company will be able to maintain essential activities during the suspension with its existing cash, receivables and, if necessary, additional owner capital contributions.

LOS GATOS JOINT VENTURE

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts, tonnes or as otherwise noted)

16. Subsequent Events (Continued)

        Due to the recent declines in the silver and zinc prices, the Company has developed an optimized mining and processing plan ("Optimized Plan") to be implemented in 2020. Should silver and zinc prices remain relatively low at the expiration of the Mexico Advisory, the Company expects to begin implementing the Optimized Plan. The Optimized Plan processes higher-grade ore, at a slightly lower throughput, to cover operating costs while metals prices remain low. The Optimized Plan provides flexibility to return to design production rates as metal prices improve.

        There are no other events or transactions requiring recognition in these combined financial statements, through April 1, 2020.

SUNSHINE SILVER MINING & REFINING CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands, except for share and per share amounts)

	June 30, 2020	December 31, 2019
ASSETS
Current Assets
Cash and cash equivalents	$1,954	$9,085
Materials and supplies inventory	108	103
Deferred financing costs	2,514	1,777
Related party receivables	9,755	6,422
Other current assets	1,123	1,068

Total current assets	15,454	18,455
Non-Current Assets
Investment in affiliates	91,452	105,396
Metals inventory	250	250
Property, plant and equipment, net	28,991	30,194

Total Assets	$136,147	$154,295

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and other accrued liabilities	$3,049	$3,465
Related-party convertible note	10,000	—
Non-Current Liabilities
Reclamation obligations	1,494	1,439
Shareholders' Equity
Common Stock, $0.001 par value; 100,000,000 shares authorized; 80,646,832 shares outstanding as of June 30, 2020 and December 31, 2019	80	80
Paid-in capital	378,099	375,921
Accumulated deficit	(255,548)	(225,583)
Treasury stock, at cost, 289,177 shares as of June 30, 2020 and December 31, 2019	(1,027)	(1,027)

Total shareholders' equity	121,604	149,391

Total Liabilities and Shareholders' Equity	$136,147	$154,295

See accompanying notes to the condensed consolidated financial statements.

SUNSHINE SILVER MINING & REFINING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

(In thousands, except for share and per share amounts)

	Six Months Ended June 30,
	2020	2019
Expenses
Exploration	$598	$527
Pre-development	1,048	1,140
General and administrative	3,257	2,689
Amortization	1,203	1,238

Total expenses	6,106	5,594
Other expense (income)
Dilution loss on affiliates	—	11,231
Equity loss in affiliates	21,516	311
Arrangement fees	2,285	895
Interest expense	43	—
Other income	(9)	(15)
Foreign exchange loss	24	6

Net other expense	23,859	12,428

Net loss	$29,965	$18,022

Other comprehensive loss
Unrealized loss on securities, net of tax	—	5

Comprehensive loss	$29,965	$18,027

Net loss per share:
Basic and diluted	$0.37	$0.24

Weighted average shares outstanding:
Basic and diluted	81,011,188	75,050,171

See accompanying notes to the condensed consolidated financial statements.

SUNSHINE SILVER MINING & REFINING CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)

(In thousands, except for share amounts)

	Number		Amount
	Common Stock	Treasury Stock	Common Stock	Treasury Stock	Paid-in Capital	Accumulated Deficit	Other Comprehensive Loss	Total
Balance at December 31, 2019	80,646,832	289,177	$80	$(1,027)	$375,921	$(225,583)	$—	$149,391
Stock-based compensation	—	—	—	—	2,117	—	—	2,117
Deferred share unit compensation	—	—	—	—	61	—	—	61
Net loss	—	—	—	—	—	(29,965)	—	(29,965)

Balance at June 30, 2020	80,646,832	289,177	80	(1,027)	378,099	(255,548)	—	121,604

Balance at December 31, 2018	73,902,522	289,177	$74	$(1,027)	$331,802	$(187,765)	$(32)	$143,052
Issuance of common stock	4,244,310	—	4	—	25,462	—	—	25,466
Stock-based compensation	—	—	—	—	1,722	—	—	1,722
Deferred share unit compensation	—	—	—	—	316	—	—	316
Unrealized loss on investments, net of tax	—	—	—	—	—	—	(5)	(5)
Other	—	—	—	—	34	—	—	34
Net loss	—	—	—	—	—	(18,022)	—	(18,022)

Balance at June 30, 2019	78,146,832	289,177	$78	$(1,027)	$359,336	$(205,787)	$(37)	$152,563

See accompanying notes to the condensed consolidated financial statements.

SUNSHINE SILVER MINING & REFINING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	Six Months Ended June 30,
	2020	2019
OPERATING ACTIVITIES
Net loss	$(29,965)	$(18,022)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization	1,203	1,176
Dilution loss on affiliate	—	11,231
Accretion expense	55	47
Stock-based compensation expense	2,117	1,722
Equity loss in affiliates	21,516	311
Other	—	7
Changes in operating assets and liabilities:
Other current assets	(55)	167
Receivables from related-parties	(3,332)	(395)
Accounts payable and other accrued liabilities	(1,071)	(516)
Materials and supplies inventory	(5)	(1)

Net cash used by operating activities	(9,537)	(4,273)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	—	(427)
Investment in affiliates	(7,573)	(19,149)

Net cash used by investing activities	(7,573)	(19,576)

FINANCING ACTIVITIES
Related-party convertible debt	10,000	—
Payroll Protection Program loan	567	—
Deferred financing costs	(588)	—
Issuance of common stock	—	25,466

Net cash provided by financing activities	9,979	25,466

Net increase (decrease) in cash and cash equivalents	(7,131)	1,617
Cash and cash equivalents, beginning of period	9,085	3,457

Cash and cash equivalents, end of period	$1,954	$5,074

Supplemental disclosure of noncash transactions:
Deferred financing costs included in accounts payable and accrued liabilities	$149	$—

See accompanying notes to the condensed consolidated financial statements.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share, per share, option, and stock unit amounts)

1. Description of Business and Basis of Preparation of Financial Statements

        These financial statements represent the consolidated financial position and results of operations of Sunshine Silver Mining & Refining Corporation and its subsidiaries ("SSMRC" or "the Company"). Unless the context otherwise requires, references to Sunshine Silver or the Company mean the Sunshine Silver Mining & Refining Corporation and its consolidated subsidiaries.

United States—Sunshine Complex

        The Company has conducted an advanced exploration drilling program and a rehabilitation program to improve certain mining infrastructure at the Sunshine Mine. The Sunshine Complex, located in the Coeur d'Alene Mining District in Idaho, is comprised of the Sunshine Mine and the Sunshine Big Creek Refinery. The Sunshine Mine is currently on care and maintenance, with a continued but reduced program of infrastructure improvement. A Sunshine Mine preliminary economic assessment was completed in December 2012, and subsequently updated in January 2020. On October 10, 2013, the Company purchased the Sunshine Big Creek Refinery ("Refinery"). The Refinery is currently on care and maintenance.

Mexico—Los Gatos Project

        The Company's primary Mexico efforts are focused on the operation of the Los Gatos Joint Venture ("LGJV") in Chihuahua Mexico. On January 1, 2015, the Company entered into the LGJV to develop the Los Gatos project ("LGP") with Dowa Metals and Mining Co., Ltd. ("Dowa"). The LGJV operating entities consist of Minera Plata Real S. de R.L. de C.V ("MPR"), Operaciones San Jose del Plata S. de R.L. de C.V. ("OSJ") and Servicios San Jose del Plata S. de R.L. de C.V. (collectively the "LGJV Entities"). The LGJV completed an advanced definitional drilling and decline development program in 2016 and completed a feasibility study in January 2017. Dowa completed its $50,000 funding requirement on April 1, 2016; thereby acquiring an initial 30% interest in the LGJV and the right to purchase future zinc-concentrate production at market rates. In May 2019, Dowa increased its ownership interest to 48.5% through the conversion of the Dowa MPR Loan to equity, see Note 11 for further discussion. The LGJV ownership is currently 51.5% SSMRC and 48.5% Dowa.

        On September 1, 2019, the LGP commenced commercial production of its two concentrate products; a lead concentrate and a zinc concentrate. The LGP's lead and zinc concentrates are sold to third-party customers.

        On March 30, 2020, in response to the coronavirus pandemic, the Mexican government issued a temporary 30-day suspension of all non-essential activities, which was subsequently extended to May 31, 2020. Accordingly, the LGJV temporarily suspended non-essential activities. The LGJV resumed mining operations in late May 2020 as permitted by the Mexican Government.

        The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a history of operating losses and cash outflows from operations, which are expected to continue through at least 2021. Management evaluates whether conditions or events raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the consolidated interim financial statements are issued. In performing this assessment, management considered the risks associated with its ongoing ability to fund the Company's existing

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option, and stock unit amounts)

1. Description of Business and Basis of Preparation of Financial Statements (Continued)

operations, specifically its holding costs at the Sunshine Complex, general and administrative expenses, and the Company's obligations related to the LGJV, which includes $45 million in capital contributions to the LJGV in June 2021. The Company has received a financial support commitment for $18,000 from Electrum its primary shareholder, which matures on June 25, 2021. Based on the Company's current cash flow forecasts, there is an expected cash shortfall within one year of the issuance date of the interim financial statements. As a result, the Company will need to raise additional funds through the issuance of debt or equity to refinance or otherwise retire obligations, in order to satisfy the guarantee of the LGJV Working Capital Facility (WCF) and LGJV Term Loan (Term Loan) and fund its operations. The Company is currently preparing for an IPO and expects the proceeds to be sufficient to meet its obligations through at least September 2021. However, the ability to raise capital is dependent on certain matters that are outside of the Company's control. Therefore, there is substantial doubt about the Company's ability to continue as a going concern through September 2021, and the Company may not be able to maintain its 51.5% LGJV ownership. The consolidated financial statements do not include any adjustments that might result from an outcome of this uncertainty.

Mexico—Exploration

        The Company's other regional Mexico exploration efforts are conducted through its wholly-owned subsidiary, Minera Luz del Sol S. de R.L. de C.V. ("MLS").

2. Summary of Significant Accounting Policies

        The accompanying condensed consolidated financial statements at June 30, 2020 and for the six-month periods ended June 30, 2020 and 2019 are unaudited, but include all adjustments, consisting of normal recurring entries, which we believe to be necessary for a fair presentation for the dates and periods presented. Interim results are not necessarily indicative of results for a full year. The financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2019.

        We disclosed in our consolidated financial statements for the year ended December 31, 2019, those accounting policies that we consider significant in determining our results of operations and financial position. There have been no material changes to, or in the application of, the accounting policies previously identified and described in our consolidated financial statements for the year ended December 31, 2019.

        There have been no accounting pronouncements during the six months ended June 30, 2020, which we expect to have a material impact on our financial statements.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option, and stock unit amounts)

3. Other Current Assets

	June 30, 2020	December 31, 2019
Value added tax receivable	$238	$213
Restricted cash	466	466
Prepaid expenses	390	359
Deposits and other	29	30

Total other current assets	$1,123	$1,068

4. Property, Plant and Equipment, net

	June 30, 2020	December 31, 2019
Mineral properties(1)	$18,203	$18,203
Plant and equipment	13,621	13,621
Land	1,814	1,814
Buildings, infrastructure and improvements	16,798	16,798
Furniture, fixtures and computers	1,565	1,565

Property, plant and equipment at cost	52,001	52,001
Less accumulated amortization	(23,010)	(21,807)

Property, plant and equipment, net	$28,991	$30,194

(1)
No amortization is currently being recognized on the Sunshine Mine mineral properties as the Company has not established proven and probable reserves, the mine has not yet been placed back in service, and there is no basis over which to amortize these costs.

Mineral Properties

        The Company conducts exploration activities on patented and unpatented mining claims in the United States and under mining concessions in Mexico.

        The Company is required to make mineral and concession lease payments to various entities to secure the appropriate claims or surface rights. Certain of these agreements also have royalty payments that are triggered when the Company produces and sells minerals. Since no Company assets are in production, the Company is not currently paying any royalties based on production or sales.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option, and stock unit amounts)

5. Accounts Payable and Other Current Liabilities

	June 30, 2020	December 31, 2019
Accounts payable	$129	$270
Accrued expenses	1,488	1,724
Paycheck Protection Program loan	567	—
Accrued compensation	865	1,471

Total accounts payable and other current liabilities	$3,049	$3,465

        In April 2020, the Company received $567 under a forgivable loan, bearing 1% annual interest, related to the Paycheck Protection Program ("PPP"). The PPP, established as part of the United States' Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels.

        The Company believes it used the loan proceeds for purposes consistent with the PPP. While the Company currently believes that its use of the loan proceeds has met the conditions for forgiveness of the loan, the Company cannot guarantee forgiveness of the loan, in whole or in part. Should the loan not be forgiven, the Company intends to repay the loan within one year.

6. Related-Party Convertible Notes

        The Company entered into convertible promissory note agreements with Electrum Silver US LLC, during the second quarter of 2020, to borrow up to $15,000 (which were subsequently assigned to Electrum Silver US II LLC). The convertible promissory notes bear a 5% annual interest rate. Upon the Company issuing common stock in a qualified financing, as defined, prior to April 19, 2023, the principal amount then outstanding and accrued but unpaid interest under the promissory notes will automatically convert into common stock of the Company at a price per share equal to the lesser of (A) 80% of the price per share of the shares that are issued and sold by the Company in the qualified financing or (B) $7.50 per share. The convertible promissory notes and any accrued but unpaid interest is due and payable on April 19, 2023, unless converted, exchanged or otherwise paid. As of June 30, 2020, the Company has borrowed $10,000 under the convertible promissory note agreements.

7. Related-Party Transactions

Service Agreement

        The Company has a management agreement with the LGJV to provide certain consulting and administrative services. The Company received $0 and $1,050 from the LGJV under this agreement for the six months ended June 30, 2020 and 2019, respectively. The Company had receivables from the LGJV under this agreement of $6,150 and $4,050 as of June 30, 2020 and December 31, 2019, respectively. The Company also incurs certain LGJV costs that are subsequently reimbursed by the LGJV.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option, and stock unit amounts)

8. Stockholders' Equity

Stock Option Transactions

        The Company's stock options have a contractual term of 10 years and entitle the holder to purchase shares of the Company's common stock. The options granted to employees and LGJV personnel have a requisite service period of four years. The options granted to non-employee directors have a requisite service period of one year.

        The Company granted 1,596,667 and 1,203,000 stock options during the six months ended June 30, 2020 and 2019, respectively.

        Total unrecognized stock-based compensation expense as of June 30, 2020 was $7,751, which is expected to be recognized over a weighted average period of 2.1 years. The weighted-average grant-date fair value and stock-based compensation expense for the six months ended June 30, 2020 and 2019 are summarized as follows:

	Six Months Ended June 30,
	2020	2019
Weighted-average grant-date fair value	$3.31	$3.50
Stock based compensation expense	$2,118	$1,729

        Stock option activity for the six months ended June 30, 2020 is summarized in the following tables:

Director and Employee Options	Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2019	7,102,361	$7.20
Granted	1,596,667	$6.00
Exercised	—	$—
Forfeited	—	$—

Outstanding at June 30, 2020	8,699,028	$6.98

Vested at June 30, 2020	5,842,395	$7.63

LGJV Personnel Options	Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2019	109,190	$3.68
Granted	—	$—
Exercised	—	$—
Forfeited	—	$—

Outstanding at June 30, 2020	109,190	$3.68

Vested at June 30, 2020	104,190	$3.64

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option, and stock unit amounts)

8. Stockholders' Equity (Continued)

Director Share Unit Transactions

        DiSUs are awarded to Directors at the discretion of the Board of Directors. The DiSUs are fully vested on the grant date and each DiSU entitles the holder to receive one share of the Company's common stock upon departure from the Company. The DiSU fair value equaled the Company's common stock fair value on the grant date.

        At June 30, 2020, there were 365,421 DiSUs outstanding. The Company granted 10,206 and 55,963 DiSUs during the six months ended June 30, 2020 and 2019, respectively.

9. Asset Retirement Obligations

        The Company recorded accretion expense related to the asset retirement obligation ("ARO") of $55 and $47 for the six months ended June 30, 2020 and 2019, respectively. The following table summarizes activity in the Company's ARO:

	June 30, 2020	December 31, 2019
Balance, beginning of period	$1,439	$1,337
Accretion expense	55	102

Balance, end of period	$1,494	$1,439

        The Company is required to provide the applicable governmental agencies with financial assurances related to its closure and reclamation obligations. At June 30, 2020 and December 31, 2019, the Company had restricted cash in the form of a certificate of deposit totaling $275 as collateral for a letter of credit issued by a financial institution as security to a governmental agency for certain of the Company's reclamation obligations.

10. Fair Value Measurements

        The Company establishes a framework for measuring the fair value of financial assets and liabilities and nonfinancial assets and liabilities, which are measured at fair value on a recurring (annual) basis in the form of a fair value hierarchy that prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs. Financial assets and liabilities are classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

        Level 1:    Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

        Level 2:    Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option, and stock unit amounts)

10. Fair Value Measurements (Continued)

        Level 3:    Unobservable inputs due to the fact there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

Financial Assets and Liabilities

        At June 30, 2020 and December 31, 2019, the Company's financial instruments consist of cash and cash equivalents, restricted cash, receivables, accounts payable and other current liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

Non-Financial Assets and Liabilities

        The Company discloses and recognizes its non-financial assets and liabilities, such as ARO, at fair value on a non-recurring basis. The estimated fair value for these non-financial liabilities are classified as Level 3 of the fair value hierarchy, as the valuation are determined based on internally developed assumptions that market participants would use in the pricing of such assets without observable inputs and no market activity.

        The Company recorded its initial investment in affiliates at fair value. The estimated fair value for this non-financial asset is classified as Level 3 of the fair value hierarchy, as the valuation was determined based on internally developed assumptions with few observable inputs and no market activity.

11. Commitments, Contingencies and Guarantees

        In determining its accruals and disclosures with respect to loss contingencies, the Company will charge to income an estimated loss if information available prior to the issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the commitments and contingencies are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

        The Company's mining and exploration activities are subject to various laws, regulations and permits governing the protection of the environment. These laws, regulations and permits are continually changing and are generally becoming more restrictive. The Company has made, and expects to make in the future, expenditures to comply with such laws, regulations and permits, but cannot predict the full amount of such future expenditures.

        In July 2017, the LGJV Entities entered into a loan agreement (the "Term Loan") with Dowa whereby the LGJV Entities could borrow up to $210,000 for LGP development, with a maturity date of December 29, 2027. Interest on the Term Loan accrues daily at LIBOR plus 2.35%, with the interest to be added to the amount borrowed until commencement of production. During 2018, the LGJV paid Dowa a $4,200 closing fee. Commencing June 30, 2021, 14 consecutive semi-annual equal payments of the aggregate principal and capitalized interest begin. The Company is required to pay an arrangement fee on the borrowing, calculated as 70%, of 1% of the outstanding principal balance, two business days prior to June 30 and December 31 each fiscal year until maturity, commencing after the initial

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option, and stock unit amounts)

11. Commitments, Contingencies and Guarantees (Continued)

drawdown which occurred in July 2018. The Term Loan also requires additional principal payments equal to 70% of excess cash flows (as defined). As of June 30, 2020, the LGJV had $222,783 outstanding under the Term Loan.

        On January 23, 2018, the LGJV entered into a loan agreement (the "Dowa MPR Loan") with Dowa whereby the LGJV could borrow up to $65,700 to continue LGP development. Interest on this loan accrued daily at LIBOR plus 1.5% and was added to the amount borrowed. The amount borrowed plus accrued interest was due the earlier of June 30, 2019, or upon LGP's substantial completion. If the Company's 70% portion of the Dowa MPR Loan was not repaid in full on or before the due date, Dowa could elect to convert all or a portion of the principal amount into additional LGJV ownership at a favorable conversion rate.

        The Company contributed $18,200 to the LGJV in May 2019 to provide funding for a partial repayment of principal and interest related to the Dowa MPR Loan. In late May 2019, the Dowa MPR Loan was fully extinguished with a cash payment of $18,200 and the conversion of the remaining $50,737 of principal and interest. The conversion of the remaining principal and interest increased Dowa's ownership in the LGJV entities to 48.5%. At June 30, 2020, the ownership of the LGJV entities is 51.5% SSMRC and 48.5% Dowa. Due to the LGJV ownership dilution, the Company recognized a dilution loss on affiliates of $11,231 in May 2019. SSMRC has until June 30, 2021 to repurchase the 18.5% interest for SSMRC's unpaid portion of the Dowa MPR loan amount, plus a 70% penalty and any Dowa holding costs of this incremental interest.

        On May 30, 2019, the LGJV entered into a working capital facility agreement (the "WCF") with Dowa whereby the LGJV could borrow up to $60,000 to fund the working capital and sustaining capital requirements of the LGP. Interest on this loan accrues daily at LIBOR plus 3.0% and all outstanding principal and interest matures on June 28, 2021. The Company is required to pay an arrangement fee on the borrowing, calculated as 15.0% per annum of 70.0% of the average daily principal amount outstanding under the WCF during such fiscal quarter. As of June 30, 2020, the LGJV had $60,000 outstanding under the WCF.

        The Company has guaranteed 70% of the outstanding principal and accrued interest of the Term Loan and the WCF in the event of default by the LGJV. The Company has guaranteed the payment of all obligations, including accrued interest, under the LGJV equipment loan agreements

12. Segment Information

        The Company operates in a single industry as a corporation engaged in the acquisition, exploration and development of silver mineral properties. The Company has mineral property interests in the U.S. and Mexico. The Company's reportable segments are based on the Company's mineral interests and management structure, and include the U.S., Mexico, and Corporate segments. The U.S. segment is improving the mining infrastructure, maintaining the Sunshine Mine facilities, and maintaining the

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option, and stock unit amounts)

12. Segment Information (Continued)

Sunshine Big Creek Refinery. The Mexico segment engages in the development and exploration on the Company's Mexican mineral properties.

	Six Months Ended June 30, 2020				Six Months Ended June 30, 2019
	U.S.	Mexico	Corporate	Total	U.S.	Mexico	Corporate	Total
Exploration	$216	$382	$—	$598	$158	$369	$—	$527
Pre-development	1,048	—	—	1,048	1,139	1	—	1,140
General and administrative	877	252	2,128	3,257	1,048	191	1,450	2,689
Amortization	1,186	—	17	1,203	1,158	62	18	1,238
Arrangement fees	—	—	2,285	2,285	—	—	895	895
Equity loss in affiliates	—	21,516	—	21,516	—	311	—	311
Dilution loss on affiliates	—	—	—	—	—	11,231	—	11,231
Net other loss (income)	(2)	24	36	58	(4)	4	(9)	(9)
Capital expenditures	—	—	—	—	427	—	—	427
Total assets	30,156	34,346	71,646	136,147	32,430	68,953	53,905	155,288

13. Investment in Affiliate

        During the six months ended June 30, 2020 and 2019, the Company recognized a $21,516 and $311 loss, respectively, on its investment in the LGJV Entities, representing its ownership share of the LGJV Entities' operational results. The combined financial position and results of operations of the LGJV

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option, and stock unit amounts)

13. Investment in Affiliate (Continued)

Entities as of June 30, 2020, and December 31, 2019 and for the six months ended June 30, 2020 and 2019 are as follows:

LOS GATOS JOINT VENTURE
COMBINED BALANCE SHEETS (UNAUDITED)
(in thousands)

	June 30, 2020	December 31, 2019
ASSETS
Current Assets
Cash and cash equivalents	$5,690	$1,302
Receivables	4,443	5,655
Inventories	10,641	11,374
VAT receivable	45,576	50,184
Other current assets	4,141	1,672

Total current assets	70,492	70,187
Non-Current Assets
Mine development, net	188,896	182,601
Property, plant and equipment, net	204,619	216,131

Total non-current assets	393,515	398,732
Total Assets	$464,007	$468,919

LIABILITIES AND OWNERS' CAPITAL
Current Liabilities
Accounts payable and accrued liabilities	$47,020	$43,287
Related party payable	10,398	6,875
Accrued interest	45	885
Unearned revenue	5,172	—
Related party advance	18,904	—
Equipment loans	6,955	6,948

Total current liabilities	88,495	57,995
Non-Current Liabilities
Dowa Term Loan	219,087	217,796
Working Capital Facility	60,000	60,000
Equipment loans	9,445	12,916
Reclamation obligations	11,738	11,314

Total non-current liabilities	300,270	302,026
Owners' Capital
Capital contributions	237,905	237,905
Paid-in capital	12,108	7,400
Accumulated deficit	(174,771)	(136,406)

Total owners' capital	75,242	108,899

Total Liabilities and Owners' Capital	$464,007	$468,919

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option, and stock unit amounts)

13. Investment in Affiliate (Continued)

LOS GATOS JOINT VENTURE
COMBINING STATEMENT OF INCOME (LOSS) [UNAUDITED]
(in thousands)

	Six Months Ended June 30,
	2020	2019
Sales	$37,160	$—
Expenses
Cost of sales	28,272	—
Royalties	29	—
Exploration	408	—
General and administrative	4,650	34
Depreciation, depletion and amortization	21,260	—
Other	3,416	—

	58,035	34
Other (income) expense
Interest expense	6,943	—
Arrangement fee	4,709	—
Accretion expense	424	—
Other (income) expense	(108)	562
Foreign exchange loss (gain)	5,522	(176)

	17,490	386

Net income (loss)	$(38,365)	$(420)

        For the six months ended June 30, 2020, the Company and Dowa contributed $5,148 and $13,756, respectively in the form of advances to the LGJV to support limited operations during the temporary, government-mandated COVID-19 suspension. Effective July 14, 2020, the advances from SSMRC and Dowa were converted to LGJV capital contributions and $9,448 of LGJV payables to SSMRC were converted to SSMRC capital contributions to the LGJV in lieu of additional SSMRC pro-rata cash contributions.

14. Subsequent Events

        On August 10, 2020, SSMRC borrowed an additional $2,000 under the convertible promissory notes.

        Until                        , 2020, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

Amount to be Paid
SEC registration fee	$21,173
FINRA filing fee	22,818
NYSE listing fee	150,000
TSX listing fee	200,000
Transfer agents' fees	15,000
Printing and engraving expenses	325,000
Legal fees and expenses	2,400,000
Accounting fees and expenses	800,000
Blue sky fees and expenses	10,000
Miscellaneous	356,009

Total	$4,300,000

        Each of the amounts set forth above, other than the SEC registration fee and the FINRA filing fee, is an estimate.

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to such corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant's Amended and Restated Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the DGCL. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers to provide these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's Amended and Restated Certificate of Incorporation and to provide additional procedural protections. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification for expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person's services as a director or executive officer.

        Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Amended and Restated Certificate of Incorporation provides for such limitation of liability.

        The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

        The proposed form of Underwriting Agreement (to be filed as Exhibit 1.1 to this Registration Statement) will provide for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities.

        During the past three years, we have issued and sold the securities described below without registering the securities under the U.S. Securities Act.

  1.
  On November 15, 2017, we issued and sold 2,222,222 shares of common stock to one or more private equity investment funds, institutional investors and other persons for $9,999,999.

  2.
  On March 15, 2018, we issued and sold 23,000 shares of common stock to certain of our directors and officers for $103,500.

  3.
  On May 24, 2019, we issued and sold 4,166,667 shares of common stock to one or more private equity investment funds, institutional investors and other persons for $25,000,002.

  4.
  From June 3, 2019 to June 19, 2019, we issued and sold an aggregate of 77,643 shares of common stock to certain of our directors and officers for $465,858.

  5.
  On July 16, 2019, we issued and sold 2,500,000 shares of common stock to one or more private equity investment funds, institutional investors and other persons for $15,000,000.

  6.
  From April 20, 2020 to September 21, 2020, we issued and sold $15,000,000 aggregate principal amount of convertible notes to one or more private equity investment funds, institutional investors and other persons.

        The offers, sales and issuances of the securities described in the preceding table were exempt from registration either (i) under Section 4(a)(2) of the U.S. Securities Act and the rules and regulations promulgated thereunder in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (ii) under Regulation S promulgated under the U.S. Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, (iii) under Rule 144A under the U.S. Securities Act in that the shares were offered and sold by the initial purchasers to qualified institutional buyers or (iv) under Rule 701 promulgated under the U.S. Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation.

Item 16.    Exhibits and Financial Statement Schedules.

        (a)   The list of exhibits set forth under "Exhibit Index" at the end of the is Registration Statement is incorporated by reference.

        (b)   No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.    Undertakings.

        The undersigned Registrant hereby undertakes:

          (a)   Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the U.S. Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the U.S. Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

          (a)   For purposes of determining any liability under the U.S. Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the U.S. Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (b)   For the purpose of determining any liability under the U.S. Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number		Description
1.1	†	Form of Underwriting Agreement
3.1	†	Form of Amended and Restated Certificate of Incorporation, to be effective prior to or upon the closing of this offering
3.2	†	Form of Amended and Restated By-Laws, to be effective prior to or upon the closing of this offering
5.1		Opinion of Davis Polk & Wardwell LLP
10.1.1	†
Term Loan Agreement dated as of July 11, 2017 among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V. as Borrowers and Dowa Metals & Mining Co., Ltd. as Lender and Sunshine Silver Mining and Refining Corporation and Los Gatos Luxembourg S.a.r.l.
10.1.2	†
Amendment No. 1 to Term Loan Agreement, dated as of July 11, 2018 among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Dowa Metals & Mining Co., Ltd., as Lender and Sunshine Silver Mining & Refining Corporation and Los Gatos Luxembourg S.a.r.l.
10.1.3	†
Amendment No. 2 to Term Loan Agreement, dated as of November 30, 2018 among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Dowa Metals & Mining Co., Ltd., as Lender and Sunshine Silver Mining & Refining Corporation and Los Gatos Luxembourg S.a.r.l.
10.1.4	†
Amendment No. 3 to Term Loan Agreement, dated as of January 31, 2019 among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Dowa Metals & Mining Co., Ltd., as Lender and Sunshine Silver Mining & Refining Corporation and Los Gatos Luxembourg S.a.r.l.
10.2.1	†
Loan Agreement as of January 23, 2018 by and among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Sunshine Silver Mining & Refining Corporation, as Guarantor and Dowa Metals & Mining Co., Ltd., as Lender
10.3.1	†
Memorandum of Understanding as of April 16, 2019 by and among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Dowa Metals & Mining Co., Ltd. and Sunshine Silver Mining & Refining Corporation
10.4.1	†
Working Capital Facility Agreement as of May 30, 2019 by and among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Dowa Metals & Mining Co., Ltd., as Lender, and Sunshine Silver Mining & Refining Corporation, as Guarantor
10.5.1	†
Unanimous Omnibus Partner Agreement effective as of January 1, 2015 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Los Gatos Luxembourg S.a.r.l., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.

Exhibit Number		Description
10.5.2	†	Agreement to Make Capital Contribution dated April 10, 2017, among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Los Gatos Luxembourg S.a.r.l., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.
10.5.3	†
Amendment to Partner Agreement dated June 30, 2017, among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Los Gatos Luxembourg S.a.r.l., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.
10.5.4	†
Amendment No. 3 to Partner Agreement dated March 30, 2018 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Los Gatos Luxembourg S.a.r.l., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.
10.5.5	†
Amendment No. 4 to Partner Agreement dated March 30, 2019 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.
10.5.6	†
Amendment No. 5 to Partner Agreement dated April 29, 2020 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.
10.5.7	†
Amendment No. 6 to Partner Agreement dated May 25, 2020 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.
10.5.8	†
Amendment No. 7 to Partner Agreement dated June 16, 2020 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servicios San Jose de Plata, S. de R.L. de C.V., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.
10.6.1	†
Option Agreement dated May 30, 2019 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.
10.7.1	†
Priority Distribution Agreement dated May 30, 2019 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.
10.8.1	†	Exploration, Exploitation and Unilateral Promise to Sell Agreement dated May 4, 2006 between La Cuesta International, S.A. de C.V. and Minera Plata Real, S.A. de C.V.
10.9.1	†#	Agreement dated July 15, 2019, between Ocean Partners USA. Inc. and Operaciones San Jose de Plata, S. de R.L. de C.V.
10.9.2	†#	Memorandum of Agreement dated July 1, 2020, between Operaciones San Jose de Plata, S. de R.L. de C.V. and Dowa Metals & Mining Co., Ltd.
10.10.1	†#	Cerro Los Gatos Lead Concentrate Sales Agreement dated April 14, 2019 between Operaciones San Jose de Plata, S. de R.L. de C.V. and Metagri S.A. de C.V.

Exhibit Number		Description
10.11.1	†	Convertible Note Purchase Agreement dated April 20, 2020 between Sunshine Silver Mining & Refining Corporation and Electrum Silver US LLC, as amended on June 23, 2020
10.12.1	†	Long Term Incentive Plan, as amended and restated in connection with this offering
10.12.2	†	Form of Executive Nonqualified Stock Option Agreement
10.12.3	†	Form of Director Nonqualified Stock Option Agreement
10.12.4	†	Form of DiSU Award Agreement
10.12.5	†	Form of DSU Award Agreement
10.13.1	†	Annual Incentive Plan
10.14.1	†	Non-Qualified Deferred Compensation Plan
10.15.1	†	Employment Agreement dated as of May 3, 2011 between Sunshine Silver Mining & Refining Corporation and Stephen Orr
10.15.2	†	Employment Agreement dated as of April 1, 2016 between Sunshine Silver Mining & Refining Corporation and John Kinyon
10.15.3	†	Employment Agreement dated as of June 1, 2011 between Sunshine Silver Mining & Refining Corporation and Philip Pyle
10.16.1	†	Form of Management Services Agreement
10.17.1	†	Form of Shareholders Agreement
10.18.1	†	Form of Indemnification Agreement
10.19.1	†	Form of Registration Rights Agreement
21.1	†	Subsidiaries of the Registrant
23.1		Consent of KPMG LLP—Sunshine Silver Mining & Refining Corporation
23.2		Consent of KPMG LLP—Los Gatos Joint Venture
23.3		Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)
23.4	†	Consent of Tetra Tech, Inc.
23.5	†	Consent of Guillermo Dante Ramírez-Rodríguez
23.6	†	Consent of Leonel López
23.7	†	Consent of Kira Lyn Johnson
23.8	†	Consent of Keith Thompson
23.9	†	Consent of Kenneth E. Smith
23.10	†	Consent of Luis Quirindongo
23.11	†	Consent of Max Johnson
24.1	†	Power of Attorney (included on signature page)
96.1	†	NI 43-101 Technical Report: Los Gatos Project, Chihuahua, Mexico, dated July 1, 2020
99.1	†	Consent of Charles Hansard to be named Director Nominee

†
Previously filed.

#
Portions of this exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on October 16, 2020.

SUNSHINE SILVER MINING & REFINING CORPORATION
By:	/s/ STEPHEN ORR
	Name:	Stephen Orr
	Title:	Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ STEPHEN ORR Stephen Orr	Chief Executive Officer and Director (principal executive officer)	October 16, 2020
/s/ ROGER JOHNSON Roger Johnson	Chief Financial Officer (principal financial officer and principal accounting officer)	October 16, 2020
* Thomas S. Kaplan	Chairman of the Board of Directors	October 16, 2020
* Janice Stairs	Lead Director	October 16, 2020
* Jeb Burns	Director	October 16, 2020
* Ali Erfan	Director	October 16, 2020
* Igor Gonzales	Director	October 16, 2020
* Karl Hanneman	Director	October 16, 2020
* Igor Levental	Director	October 16, 2020

Signature		Title	Date

* David Peat		Director	October 16, 2020
*By:	/s/ ROGER JOHNSON Roger Johnson Attorney-in-Fact